As filed with the Securities and Exchange Commission on June 17, 2013
1933 Act File No. 333-167730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 4 to
FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CORPORATE CAPITAL TRUST, INC.
(Exact Name of Registrant as Specified in Charter)

450 S. Orange Avenue
Orlando, Florida 32801
(Address of Principal Executive Offices)

(866) 745-3797
(Registrant’s Telephone Number, including Area Code)

Andrew A. Hyltin
Chief Executive Officer
CORPORATE CAPITAL TRUST, INC.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801
Telephone: (866) 745-3797
(Name and Address of Agent for Service of Process)

Copies To:

Richard Horowitz, Esq.	Richard E. Baltz, Esq.
Kenneth E. Young, Esq.	Darren C. Skinner, Esq.
Dechert LLP	Arnold & Porter LLP
1095 Avenue of the Americas	555 Twelfth Street, N.W.
New York, NY 10036	Washington, D.C. 20004-1206
Telephone: (212) 698-3500	Telephone: (202) 942-5000

APPROXIMATE DATE OF PROPOSED OFFERING: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box   ☒

It is proposed that this filing will become effective (check appropriate box)
☒    when declared effective pursuant to section 8(c)

SUBJECT TO COMPLETION, DATED JUNE 17, 2013

A Business Development Company

Maximum Offering of 150,000,000 Shares of Common Stock

Corporate Capital Trust, Inc. is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“1940 Act”). We are managed by CNL Fund Advisors Company and KKR Asset Management LLC, both of which are registered as investment advisers with the Securities and Exchange Commission, or the SEC. We also have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company, or a “RIC,” under the Internal Revenue Code of 1986, as amended (the “Code”).

   Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation.

We are offering on a best efforts, continuous basis up to 150,000,000 shares of common stock at a current offering price of $11.10 per share. However, if our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price, after deduction of selling commissions and marketing support fees, that is below our net asset value per share. Also, if our net asset value per share declines below 97.5% of the public offering price, net of sales load, then, subject to certain conditions, we may suspend selling shares until the net asset value per share is greater than 97.5% of the public offering price, net of sales load. Accordingly, subscriptions for this offering will be for a specific dollar amount rather than a specified quantity of shares, which may result in subscribers receiving fractional shares rather than full share amounts.

  This is our initial public offering and there has been no public market for, or historical valuation of, our shares.  We commenced selling shares of this offering June 16, 2011.    See   “Plan of Distribution.” We reserve the right to change our investment and operating policies without shareholder approval, except to the extent such approval is required by the 1940 Act.

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You should not expect to be able to sell your shares regardless of how we perform.   If you are able to sell your shares of common stock, you will likely receive less than your purchase price. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

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We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.

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We have implemented a share repurchase program , but only a limited number of shares of common stock are eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

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You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “ Liquidity Strategy.”

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Our distributions in our initial year of investment operations were not based on our investment performance, but were supported by our Advisors in the form of operating expense support payments to us.  Now we are obligated to repay our Advisor and these repayments will reduce the current and future distributions that you should otherwise receive from your investment.

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated.  Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 15 to read about the risks you should consider before buying shares of our common stock.

Shares of our common stock are highly illiquid and appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the high degree of illiquidity and other substantial risks associated with such an investment.   See    “Suitability Standards” and “Risk Factors.” Depending upon the terms and pricing of any additional offerings and the value of our investments, you may experience dilution in the book value and fair value of your shares.   See   “Risk Factors – Risks related to an investment in our common stock – A shareholder’s interest in us will be diluted if we issue additional shares” on page 31 for more information.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. A statement of additional information, dated the same date as this prospectus and containing additional information about us, has been filed with the SEC. The statement of additional information is incorporated in its entirety into this prospectus by reference and its table of contents appears on page 101. We also file with the SEC annual, quarterly, and current reports, proxy statements, and other information regarding us. You may obtain a copy of any of these filings free of charge, make shareholder inquiries or request other information about us, by contacting us by mail at Shareholder Services, Corporate Capital Trust, Inc., 450 S. Orange Ave., Orlando, FL 32801, or by telephone at 866-650-0650. These documents are also available without charge at our website at www.corporatecapitaltrust.com   . The SEC maintains a web site (   www.sec.gov   ) that contains the statement of additional information and other information regarding us.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment.   See    “Risk Factors” beginning on page  15 to read about the risks you should consider before buying shares of our common stock.

	Current Public Offering Price Per Share (1)	Maximum Offering Amount (1) (2)

Price to public	$11.10	$1,665,000,000
Sales load (3)	$1.11	$166,500,000
Net proceeds to us (before expenses) (4)	$9.99	$1,498,500,000

(1)
Assumes all shares are sold at the offering price of $11.10 per share (as of June __, 2013), which is subject to adjustment based upon, among other things, our net asset value per share. There can be no assurance we will be able to sell all the shares we have registered.

(2) Your initial subscription amount must be at least $5,000 (or $4,000 for qualified plans).
(3)
The sales load includes up to 7% of the offering price for sales commissions, and up to 3% of the offering price for marketing support fees, neither of which will be paid by you for shares issued pursuant to our distribution reinvestment plan. The “marketing support fee” refers to the portion of the sales load available to participating broker-dealers for assistance in selling and marketing our shares.

(4)
In addition to the sales load, we estimate that we will incur in connection with this offering approximately $8.4 million of additional offering expenses through an assumed offering termination date of April 3, 2014, and we estimate that the gross proceeds for that assumed remaining offering term will be $760 million based on shares available for purchase under this offering as of March 31, 2013 and a current public offering price of $11.10 per share. Accordingly, the offering expense reimbursement rate is expected to be 1.10% of estimated gross proceeds subsequent to March 31, 2013.

Because you will pay a sales load of up to 10% and offering expenses of up to 1.10% of the public offering price, if you invest $100 in our shares and pay the full sales load, at least $88.90 but less than $90.00 of your investment will actually be available to us for investment purposes.  As a result, based on the current public offering price of $11.10, you would have to experience an overall total return on your investment of between 11.1% and 12.5% in order to recover the maximum sales load and expected offering expenses.  See “Use of Proceeds” on page 59.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.    An investment in our shares is NOT a bank deposit and is NOT insured by the Federal Deposit Insurance Corporation or any other government agency.

June ___, 2013

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such registration statement amendment.

In addition, if the net asset value per share were to decline below 97.5% of the public offering price, net of sales load, for ten continuous business days (for this purpose, any day on which the principal stock markets in the United States are open for business), then, unless and until our board of directors determines otherwise, we will voluntarily suspend selling shares in this offering until the net asset value per share is greater than 97.5% of the public offering price, net of sales load. We will supplement the prospectus in the event that we need to change the public offering price to comply with this adopted policy.

You should rely only on the information contained in this prospectus. Our Managing Dealer is CNL Securities Corp., which we refer to in this prospectus as our Managing Dealer. Neither we nor our Managing Dealer has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus. Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus , all prospectus supplements and the related registration statement exhibits , together with additional information described below under “Additional Information.”

We maintain a website at www.corporatecapitaltrust.com . Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read carefully the entire prospectus, including the section entitled “Risk Factors,” before making a decision to invest in our common stock. Unless otherwise noted, the terms “we,” “us,” “our,” “Company” and “Corporate Capital Trust” refer to Corporate Capital Trust, Inc. We refer to CNL Financial Group, LLC as “CNL Financial Group” and to CNL Fund Advisors Company as “CNL.” We refer to KKR & Co. L.P. as “KKR & Co.” and to KKR Asset Management LLC as “KKR.” CNL and KKR serve as our investment advisors and are collectively referred to as our “Advisors.” We refer to our wholly-owned special purpose financing subsidiaries, CCT Funding LLC and Halifax Funding LLC, as “CCT Funding” and “Halifax Funding,” respectively.

Our Company

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Maryland corporation on June 9, 2010, we are externally managed by CNL and KKR, which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Both of our Advisors are registered as investment advisers with the SEC. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company, or a RIC, under the Code.

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We anticipate that a substantial portion of our portfolio will consist of senior and subordinated debt, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. Our portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments.
We will seek to build on the strong investment expertise and sourcing networks of our Advisors and adhere to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring. We intend to be disciplined in selecting investments and focus on opportunities that we perceive offer favorable risk/reward characteristics and relative value. We believe the market for lending is currently characterized by significant demand for capital and that we will therefore have considerable opportunities as a provider of capital to achieve attractive pricing and terms on our investments. We are raising funds with the goal of serving our target market and capitalizing on what we believe is a compelling and sustained market opportunity.   See    “Company Profile” beginning on page 35.

Use of Proceeds

We will use the net proceeds from this offering to make investments in accordance with our investment objective and by following the strategies described in this prospectus. These proceeds also may be used for working capital purposes.   See “Use of Proceeds” beginning on page 59.

Based on prevailing market conditions, we will invest the proceeds from each weekly subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our intention to qualify annually as a RIC.

We may also use a portion of the net proceeds to reduce our borrowings under revolving credit agreements, to pay our operating expenses and fund distributions to shareholders.  In addition, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

Distribution Policy

On June 8, 2011, we began authorizing and paying monthly distributions to our shareholders. Because we intend to maintain our qualification as a RIC, we intend to distribute at least 90% of our annual taxable income to our shareholders. Our board of directors meets quarterly to declare weekly distribution record dates and monthly distribution payment dates. However, there can be no assurance that we will be able to pay distributions at a specific rate or at all. Each year, a statement on Internal Revenue Service Form 1099-DIV identifying the source of the distribution is mailed to our shareholders.   See “Distributions” on page 60.

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee reductions by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings.  We have not established limits on the amount of funds we may use from any available sources to make distributions.  Distributions from the proceeds of this offering or from borrowings could also reduce the amount of capital we ultimately invest in portfolio companies. Our distributions in our initial year of investment operations resulted from operating expense support payments by our Advisors to us that we are obligated to repay within three years.  You should understand that such distributions were not based on our investment performance.  You should also understand that our repayments to our Advisors in current and future periods will reduce the distributions that you would otherwise be entitled to receive.  There can be no assurance that we will achieve the performance necessary to sustain our distributions, or that we will be able to pay distributions at a specific rate, or at all.  Our Advisors have no obligation to reduce their advisory fees or otherwise reimburse expenses in future periods.

The general sources of paid distributions attributable to the years ended December 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Sources of Paid Distributions:	Amount	Percentage	Amount	Percentage
Investments operations	$23,321,854	100.0%	$5,113	0.6%
Expense support from Advisors	—	—	850,557	99.4%
Borrowings	—	—	—	—
Paid-in capital (tax return of capital)	—	—	—	—
Total Paid Distributions	$23,321,854	100.0%	$855,670	100.0%

Our Advisors

Our investment advisers are CNL, which is responsible for the overall management of our activities, and KKR, which is responsible for the day-to-day management of our investment portfolio.   Under the overall supervision of our board of directors, CNL provides its investment advisory services under an investment advisory agreement with us, or the Investment Advisory Agreement, as amended, and its administrative services under an administrative services agreement with us, or the Administrative Services Agreement. KKR provides its services under a sub-advisory agreement with CNL and us, or the Sub-Advisory Agreement.   See    “Advisory Agreements and Fees” beginning on page 54.

Our investment process is a collaborative effort between CNL and KKR and benefits from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. To facilitate communication and coordination, our Advisors hold regular meetings to plan and discuss our investment strategy, potential investment opportunities, current market developments and investment goals. We believe their joint involvement in our business will provide us with substantial market insight and valuable access to investment opportunities.

About CNL

CNL is a wholly owned subsidiary of CNL Financial Group, a leading private investment management firm providing global real estate and alternative investment opportunities. Since inception in 1973, CNL Financial Group or its affiliates have formed or acquired companies with more than $26 billion in assets. Over its history, CNL Financial Group has developed a contrarian investment philosophy and has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered extensive experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure and recreation industries. CNL Financial Group has developed an investment philosophy that seeks to protect the downside, values quality over quantity and seeks to focus on underserved, undercapitalized markets. By championing a long-term perspective that focuses on building partnerships that extend beyond one transaction, CNL Financial Group has developed a broad network of business relationships, which we will have access to and from which we will benefit. CNL Financial Group strives to create enduring value by applying its TIC Principle™, which focuses on investing in the right Talent to work on the right Ideas with the Capital they need to succeed. Based in Orlando, Florida, CNL Financial Group is indirectly owned and controlled by James M. Seneff, Jr.

About KKR

KKR is a subsidiary of KKR & Co., a leading global investment firm with $75.5 billion in assets under management as of December 31, 2012 and a 36-year history of leadership, innovation and investment excellence. Founded in 1976, KKR & Co. is a global firm with 16 offices and over 900 employees, including more than 300 investment professionals as of December 31, 2012. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies, and its executives are incentivized to think of KKR as “one firm” and to promote the success of all of its endeavors. Since its inception, KKR & Co.  has completed more than 250 private equity transactions with a total transaction value of over $470 billion. As of December 31, 2012, KKR had $17.9 billion of assets under management.

KKR & Co. operates with a single culture that rewards investment discipline, creativity, determination and patience and the sharing of information, resources, expertise and best practices across offices and asset classes, subject to well-defined information sharing policies and procedures. Because it believes that deep industry knowledge is integral to sourcing deals, working with portfolio companies and creating value for investors, its investment professionals are organized in industry-specific teams that focus on nine core industries that require specialized knowledge and experience. These teams conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe this industry approach allows investment teams to become experts within their sectors and build strong relationships with companies needing capital, while covering the full corporate credit space.

See “Company Profile – Our Advisors” beginning on page 35.

Market Opportunity

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We believe that the size of the market and these companies’ demand for flexible sources of capital create an attractive investment environment for a number of reasons, including the following:

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Current Economic Uncertainty. Although U.S. financial conditions appear to have improved since March 2009, significant economic uncertainty remains. Because of this uncertainty, interest rate spreads remain at or near historically high levels as investors demand more compensation for taking credit risk, particularly in the corporate debt markets. Given these market conditions, it is our view that senior and subordinated debt transactions represent attractive investment opportunities.

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Large Amount of Corporate Debt Coming Due. We believe that up to $850 billion of debt will need to be refinanced over the next five years as existing debt facilities mature. We believe that the need for refinancing, when combined with the scarcity of debt financing, should increase aggregate borrowing demand and lending opportunities for us.

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Significant Private Equity Capital Available for New Transactions. In addition to general refinancing opportunities that rely heavily on debt financing, we believe there is a large pool of committed but uninvested capital, both in the United States and globally, available for use in new private equity investments. Industry sources suggest that as of January 2013, there was more than $428 billion of private equity capital available for private equity investments in the United States alone. We expect that as a result of their investable capital, private equity firms will be active investors in U.S. medium- and large-sized companies over the next few years and will require significant amounts of debt to finance their transactions.

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Greater Demand for Non-Traditional Sources of Debt Financing. We believe that many traditional sources of debt are imposing significant conditions and less attractive pricing in their financing commitments since the recent financial crisis because of the strain the crisis has placed on their balance sheets. We believe that these institutions have also become less focused on building a constructive, long-term relationship with borrowers. Consequently, we believe there is an increasing trend for companies to seek financing from other sources, such as our company, that are able to develop trusted relationships with borrowers and offer a higher degree of certainty.

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Business Environment.   As new banking regulations, such as those implementing the 2010 Basel Committee on Banking Supervision’s Third Accord (or, Basel III) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (or, the Dodd-Frank Act), require financial institutions to meet increased capital requirements, we believe it will become difficult and inefficient for these institutions to meet the financing needs of growing medium- to large-sized companies.  This, in our view will continue to provide us with a market opportunity to deploy capital through primary issuance securities to this growing segment of the U.S. economy.

See “Company Profile – Market Opportunity” beginning on page 36.

Our Competitive Advantages

As a business development company with a particular focus on lending activities, we experience competition from other business development companies, commercial banks, specialty finance companies, open-end and closed-end investment companies, opportunity funds, private equity funds and institutional investors, many of which generally have had greater financial resources than we do for the purposes of lending to U.S. businesses within our stated investment focus. These competitors may also have a lower cost of capital, may be subject to less regulatory oversight, and may have lower overall operating costs. The level of competition impacts both our ability to raise capital, find suitable corporate borrowers that meet our investment criteria and acquire and originate loans to these corporate borrowers. We may also face competition from other funds in which affiliates of KKR participate or advise.

We believe we have the following competitive advantages over other capital providers that operate in the markets we target and allow us to take advantage of the market opportunity we have identified:

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Proprietary Sourcing and Deal Origination . Our Advisors, through their deep industry relationships and investment teams that actively source new investments, provide us with immediate access to an established source of proprietary deal flow. CNL and KKR have built leading franchises and deep relationships with major companies, financial institutions and other investment and advisory institutions for sourcing new investments. KKR’s investment professionals are also organized into industry groups that conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe that our Advisors’ broad networks and the internal deal generation strategies of their investment teams create favorable opportunities to deploy capital across a broad range of originated transactions that have attractive investment characteristics.

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Focusing on Preserving Capital and Minimizing Losses . We believe that protecting principal and avoiding capital losses are critical to generating attractive risk-adjusted returns. Toward that end, our investment process is designed to: (i) utilize our Advisors’ proprietary knowledge and deep industry relationships to identify attractive prospective portfolio companies, (ii) conduct rigorous due diligence to evaluate the creditworthiness of, and potential returns from, credit investments in such portfolio companies, (iii) stress test prospective investments to assess the viability of potential portfolio companies in a downside scenario and their ability to repay principal and (iv) structure investments and design covenants and other rights that anticipate and mitigate issues identified through this process.

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Experienced Management and Investment Expertise . Our Advisors each has more than 35 years of investment experience that spans a broad range of economic, market and financial conditions. By accessing their combined resources, skills and experience, we believe we benefit from CNL’s contrarian investment philosophy of focusing on underserved, undercapitalized markets and KKR’s rigorous investment approach, industry expertise and experience investing throughout a company’s capital structure.

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Disciplined Credit Analysis and Portfolio Monitoring . Our Advisors provide us with immediate access to an established platform for evaluating investments, managing risk and focusing on opportunities that generate superior returns with appropriate levels of risk. Through KKR, we benefit from an investment infrastructure that currently employs more than 200 investment professionals, including more than 50 credit-focused investment professionals that currently track over 400 corporate credits. This platform should allow for intensive due diligence to filter investment opportunities and help select investments that offer the most favorable risk/reward characteristics.

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Versatile Transaction Structuring and Flexible Capital . Our Advisors have experience and expertise in evaluating and structuring investments at all levels of a company’s capital structure and with varying features, providing numerous tools to manage risk while preserving opportunities for income, capital preservation and, to a lesser extent, long-term capital appreciation. We seek to capitalize on this expertise to produce an investment portfolio that performs in a broad range of economic conditions while meeting the unique needs of a broad range of borrowers. Although we are subject to regulation as a business development company, we are not subject to many of the regulatory limitations that govern traditional lending institutions. As a result, we believe that we can be more flexible in selecting and structuring investments and adjusting investment criteria. We believe borrowers view this flexibility as a benefit, making us an attractive financing partner.

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Long-Term Investment Horizon . We believe that our flexibility to make investments with a long-term perspective provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.

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Limited Leverage . We anticipate maintaining a relatively low level of leverage compared to traditional financial institutions and many unregulated investment funds. We believe that limiting our leverage will reduce volatility and risk in our portfolio. Furthermore, by maintaining prudent leverage levels, we believe we will be better positioned to weather market downturns. We do not foresee at any time reaching the 200% asset coverage ratio limitation for business development companies, as defined in the 1940 Act.  We expect to borrow funds, including deemed senior securities, at an asset coverage ratio of approximately 250%.

See “Company Profile – Our Competitive Advantages” beginning on page  37.

Our Investment Strategy

Our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our portfolio. When evaluating an investment, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe that a flexible approach to investing allows us to take advantage of opportunities that offer favorable risk/reward characteristics.

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

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Enterprise Size . We seek to provide capital to medium- and large-sized companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the enterprise value of a company in which we may invest, we expect to focus on companies with enterprise values ranging from $100 million to $4 billion. We use the term “enterprise value” to refer to the acquisition value of an entire company based on the combined debt and equity value of such company.

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Capital Structure . Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

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Management Team . We seek to prioritize investing in companies with strong, existing management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

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Stage of Business Life Cycle . We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans.

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Industry Focus . While we will consider opportunities within all industries, we seek to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

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Geography . As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we intend to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest. There is no limit on the maturity or duration of any investment in our portfolio. We anticipate that substantially all of the investments held in our portfolio will have either a sub-investment grade rating by Moody’s Investors Service and/or Standard & Poor’s or will not be rated by any rating agency. Investment sizes will vary as our capital base changes and will ultimately be at the discretion of our Advisors subject to oversight by our board of directors.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that will shape our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned, as well as investment diversification and source of income criteria that are imposed by the Code. For a description of certain valuation risks associated with our investments in privately owned companies, see “Risk Factors – A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments” on page 16.

In addition, we generally are not permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions , absent an exemptive order from the SEC.   On May 21, 2013, the SEC issued an order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions .  Subject to the conditions specified in the exemptive order, we are permitted to co- invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR.

Portfolio and Investment Activity

As of March 31, 201 3 , our investment program consisted of two main components.  First, since the inception of our investment activities we have been engaged in the direct purchase of debt securities primarily issued by portfolio companies, and these debt securities were acquired through both secondary market and primary issuance transactions.   We refer to this investment component as our investment portfolio in this prospectus.   Second, beginning in November 2012, we have been increasing our economic exposure to portfolio companies by entering into a total return swap, or TRS, arrangement with a commercial bank counterparty and directing the creation of a portfolio of underlying corporate bonds and loans that serve as reference assets under the TRS. We refer to this investment component as either our portfolio of TRS reference assets , or our TRS Portfolio. In the case of our portfolio of TRS reference assets, we receive all: (i) realized income and fees and (ii) realized capital gains generated by TRS reference assets.  In return, we must pay quarterly to the TRS counterparty a payment consisting of: (i) realized capital losses and (ii) financing costs that are based on (i) floating interest rate and (ii) the settled notional amount of TRS reference assets.   The settled notional amount of TRS reference assets is the net aggregate of notional amounts where the purchase and sale of reference assets underlying total return swaps have been settled by the counterparty and serves as the basis for paying financing charges to the counterparty under the TRS Agreements.  The total notional amount of TRS reference assets includes the effect of purchases and sale of reference assets where trade settlement is pending.   At the end of the TRS contract life, we will receive additional economic benefit if the net value of the portfolio of TRS reference assets appreciates relative to the settlement date TRS notional amount.  Correspondingly, we will be required to pay the counterparty the amount, if any, by which the net value of the portfolio of TRS reference assets declines relative to the settlement date TRS notional amount. We do not own, or have physical custody of, the TRS reference assets. The TRS reference assets are not direct investments by us.

As of March 31, 2013, our investment portfolio of 128 portfolio companies was diversified across 23 industry classifications, as compared to our investment portfolio as of December 31, 2012 that consisted of 126 portfolio companies diversified across 23 distinct industry classifications.   As of March 31, 201 3 , the TRS reference assets consisted of 73 portfolio companies diversified across 19 distinct industry classifications, as compared to our TRS reference assets as of December 31, 2012 that consisted of 47 portfolio companies diversified across 18 distinct industry classifications.

The information presented in the following table is for further analysis of our investment portfolio and our TRS Portfolio. However, our investment program is not managed with any specific investment diversification or dispersion target goals. The following table summarizes the composition of our investment portfolio and our TRS Portfolio based on fair value as of March  31, 201 3 , excluding our short term investments .

Fair Value Summary As of March 31, 201 3
Asset Category	Investment Portfolio at Fair Value	Percentage of Investment Portfolio	TRS Portfolio at Fair Value	Percentage of TRS Portfolio
Senior debt securities	$647,015,592	75.5%	$285,814,006	82.5%
Subordinated debt securities	204,291,490	23.8	60,514,548	17.5
Total debt securities	851,307,082	99.3	346,328,554	100.0
Common stock	511,755	0.1	—	—
Preferred stock	5,082,916	0.6	—	—
Total equity securities	5,594,671	0.7	—	—
Total	$856,901,753	100.0%	$346,328,554	100.0%

For a further discussion of our investment activities and investment attributes of both our investment portfolio and our portfolio of TRS reference assets ,  see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio and Investment Activity.”

Advisor Fees

We pay CNL a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a management fee and an incentive fee. The Sub-Advisory Agreement between CNL and KKR provides that KKR receives 50% of all fees payable to CNL under the Investment Advisory Agreement.

The management fee is calculated at an annual rate of 2% of our average gross assets and is payable monthly in arrears. The incentive fee comprises the following two parts:

•
An incentive fee on net investment income, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and is based upon our pre-incentive fee net investment income for the immediately preceding quarter. The quarterly incentive fee on net investment income is (a) 100% of the pre-incentive fee net investment income of between 1.75% and 2.1875% of average adjusted capital, plus (b) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital.

•
An incentive fee on capital gains is calculated and payable in arrears as of the end of each calendar year. It is equal to 20% of our realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains as calculated in accordance with U.S. generally accepted accounting principles (GAAP) (subject to the limitation discussed in the next paragraph).

From and after January 1, 2013, for purposes of computing the performance-based incentive fee payable to the Advisors, we disregard any gains associated with the TRS interest spread (which represents the difference between (i) the interest and fees received on total return swaps, and (ii) the interest paid to the total return swaps counterparty on the settled notional value of total return swaps), and we only consider the net realized gains or losses on the termination or maturity of total return swaps for the purpose of testing and computing incentive fees on capital gains that may be payable annually to the Advisors.

The incentive fee may induce our Advisors to make investments on our behalf that are more risky or more speculative than would otherwise be the case. Similarly, because our management fee is calculated based upon our gross assets (including any borrowings for investment purposes), our Advisors may be encouraged to use leverage to make additional investments.  See “Risk Factors – Risks related to our Advisors and their respective affiliates – Our incentive fee may induce our Advisors to make speculative investments” on page 19.   See   “Advisory Agreements and Fees” beginning on page 54.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which require investors to have either: (i) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth of at least $250,000. Under these standards, net worth does not include your home, home furnishings or personal automobiles. In addition, our Managing Dealer will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Advisors and (e) the tax consequences of the investment.   See “Suitability Standards” beginning on page 92 for further details and additional suitability requirements that may apply to specific states.

Plan of Distribution

We are offering on a best efforts, continuous basis up to 150,000,000 shares of our common stock at our current offering price of $11.10 per share. Our Managing Dealer is CNL Securities Corp., which is an affiliate of CNL and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or SIPC. Our Managing Dealer is not required to sell any specific number or dollar amount of shares, but has agreed to use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock (or $4,000 for qualified plans). We will sell our shares on a continuous basis at the current offering price of $11.10. If or when our net asset value per share increases above our net proceeds per share as stated in this prospectus, our board of directors will increase our public offering price to ensure that shares are sold at a net price, after deduction of selling commissions and marketing support fees, that is not below our net asset value per share. See “Plan of Distribution” beginning on page 94.

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete and execute a subscription agreement and submit the completed subscription agreement to a selected broker-dealer. A specimen copy of the subscription agreement is included in this prospectus as Appendix A.

•
Your investment funds for the full purchase price of the shares of our common stock must be submitted with your subscription agreement. Your initial subscription amount must be at least $5,000 (or $4,000 for qualified plans). Any purchases thereafter must be at least $500.

•	Direct a funds wire to UMB Bank, N.A. as EA for Corporate Capital Trust, ABA Routing #101000695, Account #987 191 7118, FBO (Investor’s Name); or

•	Make any check payable to “UMB Bank, N.A., as EA for Corporate Capital Trust, Inc.” or, if purchasing for a qualified plan or brokerage account, the custodian of record.

We schedule weekly closings on subscriptions received and accepted by us.   Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription until at least five business days after the date you receive this prospectus. See “Subscription Process” on page 98.

Shareholder Liquidity Strategy

On or before December 31, 2018, our board of directors must consider, but is not required to recommend, a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange, (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company, or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased as described below.   See   “Company Profile – Shareholder Liquidity Strategy” beginning on page 48.

Our Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our shareholders to have the full amount of their distributions reinvested in additional shares of our common stock.   See   “Distribution Reinvestment Plan” on page 99.

Share Repurchase Program

We commenced our share repurchase program in July 2012 and the first repurchase of shares occurred in August 2012.  We limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters.  We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of our investments as of the end of the applicable period to repurchase shares. Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.   See “Share Repurchase Program” beginning on page 100.

Reports to Shareholders

Within 45 days after the end of each fiscal quarter, we are required to file our quarterly report on Form 10-Q. Within 90 days after the end of each fiscal year, we are required to file our annual report on Form 10-K. We will provide a copy of our annual report on Form 10-K to all shareholders of record as of the end of each fiscal year shortly after filing it with the SEC. These reports, including any prospectus supplements, current reports on Form 8-K and any amendments to these listed reports are made available free of charge on our website at    www.corporatecapitaltrust.com    and on the SEC’s website at www.sec.gov .   See   “Additional Information – Reports to Shareholders” beginning on page 102.

Taxation of Our Company

We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on ordinary income or capital gains we distribute to our shareholders from our tax earnings and profits. To maintain our RIC qualification, we must continue to meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We will monitor our transactions to endeavor to prevent our disqualification as a RIC.   See    “Tax Matters” beginning on page 10 3 .

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” beginning on page  15 before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

•
We were formed on June 9, 2010, and commenced operations on June 16, 2011 upon meeting our minimum offering requirement of selling, in aggregate, $2 million in common stock. We are subject to all of the business risks and uncertainties associated with any business with a relatively short operating history, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

•	You should not expect to be able to sell your shares regardless of how we perform.

•
If you are able to sell your shares of common stock, you will likely receive less than your purchase price and the current net asset value per share.  Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•
We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•
We have implemented a share repurchase program, but only a limited number of shares of common stock are eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•
Our distributions in our initial year of investment operations were not based on our investment performance, but were supported by our Advisor in the form of operating expense support payments.  Now we are obligated to repay our Advisor and these repayments will reduce the current and future distributions that you should otherwise receive from your investment.

•
Our portfolio companies may request our assistance in the management of their affairs, however we may not have director or shareholder controls over the business affairs of the companies to which we loan capital. In addition, our investments in portfolio companies will be structured to be held until maturity and may not provide us with favorable terms for short term liquidity of the capital that we invest in them.

•
We have not established any limit on the extent to which we may use borrowings or proceeds from this offering to fund distributions to shareholders, which may reduce the amount of capital we ultimately invest in assets, and there can be no assurances that we will be able to sustain distributions at any particular level. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering, which may result in commensurate reductions in net asset value per share.

•
This is a “best efforts” offering and, if we are unable to raise substantial funds we will be more limited in the number and type of investments we may make. As a result, our ability to diversify will be constrained.

•
Our investments may include original issue discount instruments. To the extent original issue discount constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of the cash representing such income.

•
You should not rely on your own broker-dealer to make an independent review and investigation of the terms of this offering. Because you should not rely on your broker-dealer, you will not have the benefit of any independent review and evaluation of the terms of this offering by our Managing Dealer. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly traded companies.

•
The TRS entered into by our wholly-owned financing subsidiary exposes us to certain risks, including market risk, liquidity risk, counterparty risk and other risks associated with the use of leverage. Where indicated, some of our data includes TRS reference assets that are owned and held by a counterparty to the TRS.   See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio and Investment Activity” for more information.

*     *     *      *     *

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear, directly or indirectly. Other expenses are estimated and may vary.   The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses.

Shareholder transaction expenses (as a percentage of offering price)
Sales load (1)	10.00%
Offering expenses (2)	1.10%
Distribution reinvestment plan fees (3)	—%
Total shareholder transaction expenses	11.10%

Annual expenses (as a percentage of net assets attributable to common shares) (4)
Base management fee (5)	2.86%
Incentive fees (6)	0.65%
Interest payments on borrowed funds (7)	1.74%
Acquired fund fees and expenses (8)	0.02%
Other expenses (9)	0.90%
Total annual expenses	6.17%

 Example :   We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in our common stock. In calculating the following expense amounts, we have assumed that: (1) we have indebtedness, including deemed senior securities from the TRS arrangement, equal to 67% of our average net assets, (2) that our annual operating expenses remain at the levels set forth in the table above, (3) that the annual return on investment before fees and expenses is 5%, (4) that the net return after payment of fees and expenses is distributed to shareholders and reinvested at net asset value, and (5) that subscribers to our shares will pay an up-front selling commission of up to 7% and a marketing support fee of up to 3% with respect to common stock sold by us in this offering.

	1 Year		3 Years		5 Years		10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from investment income: (4)		$160		$257		$353		$588
You would pay the following incremental incentive fees on a $1,000 investment, assuming 5% annual return from realized capital gains:	$	+14	$	+38	$	+58	$	+90
Total expenses assuming a 5% annual return from realized capital gains:		$174		$295		$410		$678

While the example assumes a 5% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than 5%.   This example should not be considered a representation of your future expenses.   If we achieve sufficient returns on our investments to trigger a subordinated incentive fee on income of a material amount, both our distributions to our common shareholders and our expenses would be higher. If the 5% annual return is generated entirely from annual, realized capital gains, an incentive fee on capital gains under the Investment Advisory Agreement would be incurred, as shown above.   See “Advisory Agreements and Fees” for information concerning incentive fees. If we achieve sufficient returns on our investments to trigger a subordinated incentive fee on income of a material amount, both our distributions to our common shareholders and our expenses would likely be higher.

(1)
As shares are sold, you will pay a maximum sales load of 10% for combined selling commissions and marketing support fees to our Managing Dealer in accordance with the terms of the managing dealer agreement, which we refer to in this prospectus as the Managing Dealer Agreement. Our Managing Dealer will engage unrelated, third-party participating broker-dealers in connection with the offering of shares. In connection with the sale of shares by participating broker-dealers, our Managing Dealer will reallow and pay participating broker-dealers up to: (a) 7% of the gross proceeds from their allocated sales and (b) 3% for marketing support fees.   See   “Plan of Distribution” for a description of the circumstances under which a selling commission and/or marketing support fee may be reduced or eliminated in connection with certain purchases. Selling commissions and marketing support fees will not be paid in connection with the purchase of shares pursuant to the distribution reinvestment plan.

(2)
The offering expense reimbursement ratio of 1.10% is based on current estimates of (i) offering expenses of $8.3 million to be incurred and reimbursed by us subsequent to March 31, 2013, and (ii) a gross capital raise of $760 million based on shares available for purchase under this offering as of March 31, 2013 and (iii) a current public offering price of $11.10 per share over the remaining term of this offering ending on April 3, 2014. While we believe that these estimates are reasonable, the actual offering expense reimbursement ratio may be higher than 1.10%. CNL and KKR are responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us. In the calendar year ended December 31, 2012, the effective offering expense reimbursement rate was 0.72% and 0.84% of gross offering proceeds for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively.

Pursuant to an Expense Support and Conditional Reimbursement Agreement between us and the Advisors initially dated as of June 7, 2011 (and thereafter amended), the Advisors agreed to pay certain of our operating expenses during the period June 16, 2011 through June 30, 2012.   We have been reimbursing and will continue to reimburse the Advisors for the full amount of these payments and our reimbursements have reduced and will continue to reduce the distributions that would otherwise be paid to shareholders.  Reimbursement payments are budgeted in Other Expenses.  See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations—Expense Support Agreement.”

(3)	The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”

(4)
Amount assumes we sell $800 million worth of our common stock in calendar year 2013 and also assumes we borrow funds, including deemed senior securities from our total  return swaps arrangement, equal to 67% of our net assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ.

(5)
Our base management fee paid to our Advisors is calculated at an annual rate of 2% on the average value of our gross assets, and assuming we borrow funds, including the deemed senior securities from the TRS arrangement, at 67% of net assets. If we borrow funds in excess of the 67% debt-to-net asset value ratio, then our base management fee in relation to our net assets would be higher because the base management fee is calculated on the basis of our gross assets. The estimate in the Fees and Expenses table is greater than 2% since it is computed as a percentage of net assets in the fee table.

(6)
The estimate for incentive fees assumes that the incentive fees payable to our Advisors (including the accrual for net unrealized appreciation) will bear the same percentage to average net assets for 2013 as (i) the incentive fees, including the accrual for earned and unearned incentive fees on capital gains for 2012 ($1.98 million, as reported in our 2012 Form 10-K) bears to (ii) our average net assets for 2012 ($304.26 million, as reported in our 2012 Form 10-K), which percentage is 0.65%. Actual results for 2013 may differ materially from this estimate. No incentive fee was earned by the Advisors in 2012. Based on our current business plan, we anticipate that we may have sufficient capital gains and net investment income that could result in the payment of an incentive fee to our Advisors for the fiscal year ending December 31, 2013. The incentive fees are based on our performance and will not be paid unless we achieve certain goals. See “Advisory Agreements and Fees” for more information concerning the incentive fees. The incentive fee, if any, comprises two parts:

(i)
a subordinated incentive fee on income, which, at a maximum, for any quarter in which our pre-incentive fee net investment income exceeds 2.1875% of our average adjusted capital, will equal 20% of the amount of our pre-incentive fee net investment income; and

(ii)
an incentive fee on capital gains that will equal 20% of our capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP (subject to the limitation discussed in the next paragraph).

From and after January 1, 2013, for purposes of computing the performance-based incentive fee payable to the Advisors, we disregard any gains associated with the TRS interest spread (which represents the difference between (i) the interest and fees received on total return swaps, and (ii) the interest paid to the total return swaps counterparty on the settled notional value of total return swaps), and we only consider the net realized gains or losses on the termination or maturity of total return swaps for the purpose of testing and computing incentive fees on capital gains that may be payable annually to the Advisors.

(7)
We borrow funds to make investments, and the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 67% of our net assets and that the weighted average all-in annual cost of borrowings, including the TRS financing costs, is 2.53%.

(8)
From time to time, we may invest in the securities or other investment instruments of public investment companies or business development companies. We assume a daily average of $100 million invested in money market funds at an average annual operating expense ratio of 0.16%.

(9)
Other expenses are based on a projection of expenses we expect to incur in connection with administering our business and our company during calendar year 2013. The expenses of the distribution reinvestment plan are included in other expenses.   The percentage presented in the fees and expenses table is based on the assumptions that (i) we raise $800 million, (ii) we achieve average net assets of approximately $948.8 million during calendar year 2013, and (iii) that all remaining unreimbursed expense support payments as of December 31, 2012 will be accrued and included in other expenses as reimbursement payable to the Advisors.   See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expenses.”

CERTAIN QUESTIONS AND ANSWERS

Q:	What are business development companies?

A:
Business development companies are closed-e nd funds that elect to be treated as business development companies under the 1940 Act. As such, business development companies are subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Business development companies typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. Business development companies can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies, or RICs, for federal tax purposes if they so choose.

Q:	What is a RIC?

A:
A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders as taxable distributions. To qualify as a RIC, a company must meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, a company must distribute to its shareholders for each taxable year at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.

Q:	Will the distributions to which I would otherwise be entitled be reduced by reimbursements owed to the Advisors for expense support payments in prior years?

A:
You should understand that a significant amount of our prior distributions in calendar year 2011 were not based on our investment performance, but were supported by the Advisors in the form of operating expense support payments from the Advisors to us, and these payments are subject to reimbursement by us.  You should also understand that our reimbursements to the Advisors will reduce the distributions that you would otherwise be entitled to receive.  As of December 31, 2012, we accrued $1.83 million (approximately $0.06 per weighted average share outstanding in 2012) for reimbursement of the Advisors.  This amount, which was subsequently paid to the Advisors in the first quarter of 2013, would otherwise have been paid to shareholders in 2012.  As of March 31, 2013, we have accrued for additional reimbursements payable to the Advisors for prior-year expense support payments in the amount of $1.13 million (approximately $0.014 per share outstanding), and this amount is expected to be paid in the first quarter of 2014.  Both the paid and accrued amount in 2013 will complete our reimbursement obligations for all expense support payments from prior periods.

Q:	What is a “best efforts” securities offering and how long will this securities offering last?

A:
When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock. We currently intend to file post-effective amendments to this registration statement, which will be subject to SEC review, to allow us to continue this offering for at least two years. Under certain conditions, we may decide to extend this offering beyond two years.

Q:	At what periodic frequency will we accept and close on subscriptions?

A:	We schedule weekly closings on subscriptions received and accepted by us.

Q:	Will I receive a stock certificate?

A:
No. Our board of directors has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock are issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agency costs.

Q:	Can I invest through my IRA, SEP or after-tax deferred account?

A :
Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.   See   “Suitability Standards” for more information.

Q:	What kinds of fees will I be paying?

A:
There are two types of fees that you will incur. First, there are shareholder transaction expenses that are a one-time up-front fee. They are calculated as a percentage of the public offering price and made up of selling commissions, marketing support fees and offering expenses. Second, as an externally managed business development company, we also incur various recurring expenses, including the management fees and incentive fees that are payable under our Investment Advisory Agreement and administrative costs that are payable under our Administrative Services Agreement.   See “Fees and Expenses” and “Advisory Agreements and Fees” for more information.

Q:	How will the payment of fees and expenses affect my invested capital?

A:
The payment of fees and expenses will reduce: (1) the funds available to us for investments in portfolio companies, (2) the net income generated by us, (3) funds available for distribution to our shareholders and (4) the book value of your shares of common stock.

Q:	Are there any restrictions on the transfer of shares?

A:
No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable. We do not intend to list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.   See   “Risk Factors – Risks related to an investment in our common stock.”

Q:	Will I be able to sell my shares of common stock in a secondary market?

A:
We do not intend to list our shares on a securities exchange during the offering period and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q:	Will I otherwise be able to liquidate my investment?

A:
On or before December 31, 2018, our board of directors must consider, but is not required to recommend, a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iii) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation. However, there can be no assurance that we will complete a liquidity event within such time or at all. To provide limited, interim liquidity to our shareholders, we conduct quarterly tender offers in accordance with the 1940 Act. This will be the only method available to our shareholders to obtain liquidity that we will offer prior to a liquidity event.   See   “Share Repurchase Program.”

Q:	Will the distributions I receive be taxable?

A:
Yes. Although we intend to maintain annually our qualification as a RIC and generally not to pay federal corporate-level taxes, distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. Distributions of our net capital gains (generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits, or return of capital, first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.   See   “Tax Matters.”

Q:	When will I get my detailed tax information?

A:
Consistent with the Internal Revenue Service requirements, we intend to send to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a Form 1099-DIV detailing the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:	What is a total return swap?

A:
A total return swap, or TRS, is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the reference assets underlying the contract and any associated cash flows related to those reference assets, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market securities index without owning or taking physical custody of such security or investing directly in such security, basket of securities or specified index.  S ee “ Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Total Return Swaps.”

Q:             Where are the principal executive offices of Corporate Capital Trust?

A:	Our principal executive offices are located at 450 S. Orange Ave., Orlando, FL 32801.

Q:	Who can help answer my questions?

A:
If you have more questions about this offering and the suitability of investing, you should contact your registered representative, financial advisor or investment advisory representative. If at any time you wish to receive this prospectus or the statement of additional information, or SAI, or any amendments to either of them, you may do so, free of charge, by contacting us through written communication at 450 S. Orange Ave., Orlando, FL 32801 or by telephone at 866-650-0650 or by downloading these materials on our website at   www.corporatecapitaltrust.com .

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value and trading price, if any, of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

We have a limited operating history.

We were formed on June 9, 2010, and commenced operations on June 16, 2011 upon meeting our minimum offering requirement of selling, in aggregate, $2 million in common stock. We are subject to all of the business risks and uncertainties associated with any business with a relatively short operating history, including the risk that we will not achieve or sustain our investment objective and that the value of our common stock could decline substantially.

Price declines in the medium- and large-sized corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation and the incurrence of realized losses.

Prior to the onset of the financial crisis that began in 2007, securitized investment vehicles, hedge funds and other highly leveraged non-bank financial institutions comprised the majority of the market for purchasing and holding senior and subordinated debt. As the trading price of the loans underlying these portfolios began to deteriorate beginning in the first quarter of 2007, we believe that many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, widespread redemption requests, and other constraints resulting from the credit crisis generating further selling pressure.

Conditions in the medium- and large-sized U.S. corporate debt market may experience similar disruption or deterioration in the future, which may cause pricing levels to similarly decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on the Advisors’ ability to manage and support our investment process. If the Advisors were to lose a significant number of their respective key professionals, our ability to achieve our investment objective could be significantly harmed.

We do not have employees.  Additionally, we have no internal management capacity other than our appointed executive officers and will be dependent upon the investment expertise, skill and network of business contacts of our Advisors to achieve our investment objective. Our Advisors will evaluate, negotiate, structure, execute, monitor, and service our investments. Our future success will depend to a significant extent on the continued service and coordination of our Advisors, including their respective key professionals. The departure of a significant number of an Advisor’s key professionals could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective also depends on the ability of our Advisors to identify, analyze, invest in, finance, and monitor companies that meet our investment criteria. Our Advisors’ capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the involvement of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Advisors may need to retain, hire, train, supervise, and manage new investment professionals to participate in our investment selection and monitoring process. Our Advisors may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

In addition, both the Investment Advisory Agreement and the Sub-Advisory Agreement have termination provisions that allow the agreements to be terminated by us on 60 days’ notice without penalty. Our Investment Advisory Agreement may be terminated at any time, without penalty, by CNL upon 120 days’ notice to us. The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by KKR upon 120 days’ notice and may be terminated, without the payment of penalty, by CNL upon 60 days’ notice if our board of directors or holders of a majority of our outstanding shares of common stock so direct. In addition, CNL and KKR have agreed that, in the event that one of them is removed by us other than for cause, or the advisory agreement of either of them is not renewed, the other will also terminate its agreement with us. The termination of either agreement may adversely affect the quality of our investment opportunities. In addition, in the event either agreement were terminated, it may be difficult for us to replace CNL or for CNL to replace KKR.

The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings; therefore, portions of the distributions that we pay may represent a return of capital to you, which will lower your tax basis in your shares and reduce the amount of funds we have for investment in portfolio companies. We may not be able to pay you distributions, or be able to sustain distributions at any particular level, and our distributions may not grow over time, and our distributions may be reduced. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies) and there can be no assurance that we will be able to sustain distributions at any particular level.

We pay distributions out of assets legally available for distribution. However, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of the risks described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a business development company can limit our ability to pay distributions. We cannot assure you that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of this offering or from borrowings also could reduce the amount of capital we ultimately invest in interests of portfolio companies.

Because our business model depends to a significant extent upon relationships with corporations, financial institutions and investment firms, the inability of the Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that CNL and KKR will depend on their relationships with corporations, financial institutions and investment firms, and we rely indirectly to a significant extent upon these relationships to provide us with potential investment opportunities. If CNL or KKR fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom CNL and KKR have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other business development companies and investment funds (including registered investment companies, private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in our target market of privately owned U.S. companies. As a result of these new entrants, competition for investment opportunities in privately owned U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

We may lose investment opportunities if we do not match our competitors’ pricing, terms, and structure criteria. If we are forced to match these criteria to make investments, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face may have a material adverse effect on our business, financial condition, results of operations, and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time. Also we may not be able to identify and make investments that are consistent with our investment objective.

A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in accordance with GAAP by our board of directors. There is not a public market or active secondary market for many of the securities of the privately held companies in which we invest. The majority of our investments are not publicly traded or actively traded on a secondary market but, instead, may be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we value a significant portion of these securities quarterly at fair value as determined in good faith by our board of directors.

The determination of fair value, and thus the amount of unrealized gains or losses we may recognize in any year, is to a degree subjective, and our Advisors have a conflict of interest in making recommendations of fair value. We value these securities quarterly at fair value as determined in good faith by our board of directors based on input from our Advisors and our audit committee. Our board of directors may utilize the services of independent third-party valuation firms to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

Our board of directors may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our shareholders.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors in us may not agree.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state, and federal levels. Changes to the laws and regulations governing our permitted investments may require a change to our investment strategy. Such changes could differ materially from our strategies and plans as set forth in this prospectus and may shift our investment focus from the areas of expertise of our Advisors. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable and default rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, and general economic conditions. These occurrences could have a material adverse effect on our results of operations, the value of your investment in us and our ability to pay distributions to you and our other shareholders.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our board of directors. Decreases in the market values or fair values of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our loan portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value.    See   “Determination of Net Asset Value.”

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, we are subject to the diversification requirements applicable to RICs under Subchapter M of the Code.    See   “Tax Matters.”

If we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed and may not be able to retain or replace key personnel, and we may have increased exposure to litigation as a result of internalizing our management functions.

We may internalize management functions provided by our Advisor and our Sub-Advisor. Our board of directors may decide in the future to acquire assets and personnel from our Advisor or its affiliates for consideration that would be negotiated at that time. There can be no assurances that we will be successful in retaining our Advisor’s key personnel in the event of a management internalization transaction. In the event we were to acquire our Advisor or our Sub-Advisor, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition, which could take many forms, including cash payments, promissory notes and/or shares of our stock. The payment of such consideration could reduce our net investment income.

We cannot reasonably estimate the amount of fees to our Advisor and Sub-Advisor we would avoid paying, and the costs we would incur, if we acquired these entities, or acquired assets and personnel from these entities. If the expenses we assume as a result of management internalization are higher than the expenses we avoid paying to our Advisor and Sub-Advisor, our net investment income would be lower than it otherwise would have been had we not acquired these entities, or acquired assets and personnel from these entities.

Additionally, if we internalize our management functions, we could have difficulty integrating these functions. Currently, the officers and associates of our administrator and related parties and contracting parties with our administrator perform general and administrative functions, including accounting and financial reporting. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring additional costs and divert our management’s attention from effectively managing our portfolio or our operations.

In recent years, management internalization transactions have been the subject of shareholder litigation. Shareholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce our net investment income.

Risks related to our Advisors and their respective affiliates

The Advisors have limited experience managing a business development company.

Although they have experience managing assets of the type in which we invest, our Advisors have less than two years of experience managing a vehicle regulated as a business development company and may not be able to operate our business successfully or achieve our investment objective. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to the other types of investment vehicles previously managed by the Advisors. For example, under the 1940 Act, business development companies are generally required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, asset diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a business development company or RIC or could force us to pay unexpected taxes and penalties, which could be material. The Advisors’ lack of experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

The Advisors and their respective affiliates, including our officers and some of our directors, may face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in increased risk-taking by us.

The Advisors and their respective affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Generally, the more equity we sell in public offerings and the greater the risk assumed by us with respect to our investments, the greater the potential for growth in our assets and profits (and, correlatively, the fees payable by us to the Managing Dealer and the Advisors). These compensation arrangements could affect our Advisors’ or their respective affiliates’ judgment with respect to public offerings of equity and investments made by us, which allow the Managing Dealer to earn additional marketing support fees and the Advisors to earn increased asset management fees.

The time and resources that individuals associated with the Advisors devote to us may be diverted, and we may face additional competition due to the fact that neither CNL nor KKR is prohibited from raising money for or managing another entity that makes the same types of investments that we target.

The Advisors currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that our Advisors devote to us may be diverted, and during times of intense activity in other programs they may devote less time and resources to our business than is necessary or appropriate. In addition, we may compete with any such investment entity for the same investors and investment opportunities. While we intend to co-invest with such investment entities to the extent permitted by the 1940 Act and the rules and regulations thereunder, the 1940 Act imposes significant limits on co-investment. In addition, we generally are not permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions, absent an exemptive order from the SEC.   As a result, we and our Advisors applied for exemptive relief from the SEC under the 1940 Act to allow us additional latitude to co-invest. On May 21, 2013, the SEC issued a final order granting the requested exemptive relief.   The exemptive relief permits us to participate in certain transactions originated by the Advisors or their respective affiliates .  However, affiliates of KKR, whose primary business includes the origination of investments, engage in investment advisory businesses with client accounts that compete with us, have no obligation to make their originated investment opportunities available to KKR or to us.

We may be obligated to pay our Advisors incentive fees even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles CNL to receive an incentive fee based on our net investment income regardless of any capital losses. In such case, we may be required to pay CNL an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter. CNL will pay 50% of any such incentive fee to KKR.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. Our Advisors are not obligated to reimburse us for any part of the incentive fee they received that was based on accrued interest income that we never received as a result of a subsequent default, and such circumstances would result in our paying a subordinated incentive fee on income we never receive.

For federal income tax purposes, we may be required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of being a RIC, see   “Tax Matters.”

Our incentive fee may induce our Advisors to make speculative investments.

The incentive fee payable by us to CNL (50% of which will be paid to KKR) may create an incentive for our Advisors to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangements. The way in which the incentive fee is determined may encourage our Advisors to use leverage to increase the return on our investments.

In addition, the fact that our base management fee— a portion of which is paid to KKR —is payable based upon our gross assets (which includes any borrowings for investment purposes, any unrealized depreciation or appreciation on the TRS and any cash collateral on deposit pursuant to the terms of the TRS) may encourage our Advisors to use leverage to make additional investments.  Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

Our ability to enter into transactions with our affiliates will be restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors and, in some cases, the SEC. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involve s jointness), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. The SEC has interpreted the business development company regulations governing transactions with affiliates to prohibit certain joint transactions involving entities that share a common investment adviser. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company that is controlled by a fund managed by either of our Advisors or their respective affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We may, however, invest alongside our Advisors’ and their respective affiliates’ other clients, including other entities they manage, which we refer to as affiliates’ other clients, in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations and guidance. We may also invest alongside an Advisor’s other clients as otherwise permissible under regulatory guidance, applicable regulations and the Advisors’ allocation policies. It is our policy to base our board of directors’ determinations as to the amount of capital available for investment on such factors as: the amount of cash on-hand, existing commitments and reserves the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

In situations where co-investment with affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of exemptive relief, if any, granted to us by the SEC (as discussed below), our Advisors will need to decide which client or clients will proceed with the investment. Generally, we will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we are unable to invest in any issuer in which an affiliates’ other client holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to us. We and our Advisors applied for and obtained exemptive relief from the SEC to permit us greater flexibility to co-invest with affiliates’ other clients in a manner consistent with our investment objective, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors.

We may make investments that could give rise to a conflict of interest.

We do not expect to invest in, or hold securities of, companies that are controlled by affiliates’ other clients. However, an affiliates’ other clients may invest in, and gain control over, one of our portfolio companies. If an affiliates’ other client, or clients, gains control over one of our portfolio companies, it may create conflicts of interest and may subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions our Advisors may be unable to implement our investment strategies as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Advisors may be unable to engage in certain transactions that they would otherwise pursue. In order to avoid these conflicts and restrictions, our Advisors may choose to exit these investments prematurely and, as a result, we would forego any positive returns associated with such investments. In addition, to the extent that another client holds a different class of securities than us as a result of such transactions, our interests may not be aligned.

We plan to forego any benefit that could result from investing in companies controlled by affiliates’ other clients.

We do not expect to invest in, or hold securities of, companies that are controlled by affiliates’ other clients. We do not expect to pursue or hold investments in these companies even if our Advisors determine that these investments meet our investment objective and strategies. As a result, we will forgo the opportunity to receive any positive returns associated with investing in companies controlled by affiliates’ other clients.

We are not managed by KKR & Co. or CNL Financial Group, but rather subsidiaries of both and may not replicate the success of those entities.

Although we seek to capitalize on the experience and resources of our Advisors’ respective platforms, we are managed by our Advisors and not by CNL Financial Group or KKR & Co. Our performance may be lower or higher than the performance of other entities managed by CNL Financial Group or KKR & Co. or their affiliates and their past performance is no guarantee of our future results.

Risks related to business development companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a business development company, the 1940 Act prohibits us from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a business development company, which would have a material adverse effect on our business, financial condition, and result of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a business development company, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions and correspondingly decrease our operating flexibility.

Regulations governing our operation as a business development company and RIC will affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

As a result of the annual distribution requirement to qualify as a RIC, we may need to access the capital markets periodically to raise cash to fund new investments in portfolio companies. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. If we issue senior securities, we are exposed to typical risks associated with leverage, including an increased risk of loss. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. Therefore, we intend to continuously issue equity securities, which may lead to shareholder dilution.

We may borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC, which would generally result in a corporate-level tax on any income and net gains. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common shareholders.

In addition, we anticipate that as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio.

We are uncertain of our sources for funding our future capital needs. If we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require additional debt or equity financing to operate. Pursuant to tax rules that apply to us, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders to maintain our RIC status. Accordingly, in the event that we need additional capital in the future for investments or for any other reason we may need to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

Risks related to our investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors.

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Senior Debt . When we invest in senior debt, we generally seek to take a security interest in the available assets of these portfolio companies, including in equity interests in any of their subsidiaries. There is a risk that the collateral securing our investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

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Subordinated Debt . Our subordinated debt investments are generally subordinated to senior debt and are generally unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

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Equity Investments . We expect to make selected equity investments. In addition, when we invest in senior and subordinated debt, we may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

  Most debt securities in which we invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

To the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include original issue discount instruments. To the extent original issue discount constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability.

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Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

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For accounting purposes, cash distributions to shareholders representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income comes from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact.

•	In the case of payment-in-kind, or “PIK,” “toggle” debt, the PIK election has the simultaneous effects of increasing the investment income, thus increasing the potential for realizing incentive fees.

•	Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Subordinated liens on collateral securing debt that we will make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make in portfolio companies will be secured on a second priority basis by the same collateral securing senior debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the debt. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we generally structure certain of our investments as senior debt, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company or a representative of us or the Advisors sat on the board of directors of such portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to, or exercise control or influence over the board of directors of, the borrower.

We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, may not be able to dispose of our interest in our portfolio companies.

We do not expect to control most of our portfolio companies, although we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. Because we use debt to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income.

In addition, interest rates have recently been at or near historic lows. In the event of a significant rising interest rate environment, our portfolio companies with adjustable-rate loans could see their payments increase and there may be a significant increase in the number of our portfolio companies who are unable or unwilling to pay interest and repay their loans. Investments in companies with adjustable-rate loans may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, our investments with fixed rates may decline in value because the fixed coupon rate is below market yield.

We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent such activities are not prohibited by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

International investments create additional risks.

We have made, and expect to continue to make, investments in portfolio companies, and we expect to continue to make such investments, that are domiciled outside of the United States. We anticipate that up to 30% of our investments may be in assets located in jurisdictions outside the United States. Our investments in foreign portfolio companies are deemed “non-qualifying assets”, which means, as required by the 1940 Act, they may not constitute more than 30% of our total assets at the time of our acquisition of any asset, after giving effect to the acquisition.  Notwithstanding that limitation on our ownership of foreign portfolio companies, those investments subject us to many of the same risks as our domestic investments, as well as certain additional risks such, including the following:

•	foreign governmental laws, rules and policies, including those restricting the ownership of assets in the foreign country or the repatriation of profits from the foreign country to the United States;

•	foreign currency devaluations that reduce the value of and returns on our foreign investments;

•	adverse changes in the availability, cost and terms of investments due to the varying economic policies of a foreign country in which we invest;

•	adverse changes in tax rates, the tax treatment of transaction structures and other changes in operating expenses of a particular foreign country in which we invest;

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the assessment of foreign-country taxes (including withholding taxes, transfer taxes and value added taxes, any or all of which could be significant) on income or gains from our investments in the foreign country;

•	adverse changes in foreign-country laws, including those relating to taxation, bankruptcy and ownership of assets;

•	changes that adversely affect the social, political and/or economic stability of a foreign country in which we invest;

•	high inflation in the foreign countries in which we invest, which could increase the costs to us of investing in those countries;

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deflationary periods in the foreign countries in which we invest, which could reduce demand for our assets in those countries and diminish the value of such investments and the related investment returns to us; and

•	legal and logistical barriers in the foreign countries in which we invest that materially and adversely limit our ability to enforce our contractual rights with respect to those investments.

  In addition we may make investments in countries whose governments or economies may prove unstable. Certain of the countries in which we may invest may have political, economic and legal systems that are unpredictable, unreliable or otherwise inadequate with respect to the implementation, interpretation and enforcement of laws protecting asset ownership and economic interests. In some of the countries in which we may invest, there may be a risk of nationalization, expropriation or confiscatory taxation, which may have an adverse effect on our portfolio companies in those countries and the rates of return we are able to achieve on such investments. We may also lose the total value of any investment which is nationalized, expropriated or confiscated.  The financial results and investment opportunities available to us, particularly in developing countries and emerging markets, may be materially and adversely affected by any or all of these political, economic and legal risks.

We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

The TRS and any other derivative transactions into which we may enter expose us to certain risks, including market risk, liquidity risk and other risks associated with the use of leverage.

As of November 2012, our wholly-owned special purpose financing subsidiary, Halifax Funding , is a party to a total return swap arrangement, or TRS, with The Bank of Nova Scotia, referred to as the counterparty. Pursuant to the TRS, we periodically receive any income generated by reference asset s underlying the TRS and collected by the counterparty.   We also receive the realized gains from the liquidation of reference asset s over the life of the TRS.  Correspondingly, if there is a net realized loss from the liquidation of reference asset s over the life of the TRS, we will be required to periodically pay the counterparty the amount of such net realized losses. In consideration of the TRS, we must pay the counterparty a series of floating rate periodic payments over the life of the TRS.  These periodic payments are based on the settled notional amounts of the underlying reference assets.

The TRS effectively adds leverage to our portfolio by providing us investment and economic exposure to a security or portfolio of securities without our owning, investing directly in, or taking physical custody of such security or portfolio of securities.

The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the reference assets underlying the TRS.  In addition, because the TRS is a form of synthetic leverage, it is subject to risks associated with the use of leverage. Moreover, we may incur certain costs in connection with the TRS that could in the aggregate be significant.

The TRS is subject to the risk that the counterparty will default on its payment obligations under the TRS arrangement or that one party will otherwise not be able to meet its contractual obligations to the other. Under the TRS, we make periodic payments based on a variable interest rate and have to post collateral to secure our obligations to the counterparty .   In addition, by making periodic payments based on a variable interest rate, we bear the risk of depreciation with respect to the value of the reference assets underlying the TRS and may be required under the terms of the TRS to post additional collateral on a dollar-for-dollar basis in the event the value of the reference assets underlying the TRS depreciates in a material amount relative to any cash collateral previously posted by us.

If the counterparty chooses to exercise its termination rights under the TRS, it is possible that, because of adverse market conditions existing at the time of such termination, we will owe more to the counterparty (or will be entitled to receive less from the counterparty) than we would otherwise have if we controlled the timing of such termination.

For purposes of determining our compliance with the asset coverage ratio test applicable to us as a business development company, we will treat the outstanding notional amount of the TRS and any further total return swap to which we are a party, less the actual amount of any cash collateral posted by us under the TRS and such further total return swap, as a senior security for the life of that instrument.  Further, for purposes of determining our compliance with the 70% qualifying assets requirement of Section 55(a) under the 1940 Act, we will treat each loan or bond underlying the TRS and any further total return swap to which we are a party as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior or second lien loans. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

Since the third quarter of 2007, global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption. The financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. Such value declines were exacerbated by widespread forced liquidations. Such forced liquidations impacted many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets and caused extreme economic uncertainty.

A prolonged period of market illiquidity may have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, unfavorable economic conditions, including rising interest rates, may also increase our funding costs, limit our access to capital markets or negatively impact our ability to obtain financing, particularly from the debt markets. Future financial market uncertainty could also lead to further financial market disruptions and could further impact our ability to obtain financing. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

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may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

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are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; and

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generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Advisors’ management may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our board of directors. As a result, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Advisors or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of our Advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

We may be subject to lender liability judgments.

A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of our investments in portfolio companies (including that, as a business development company, we may be required to provide managerial assistance to those portfolio companies), we may be subject to allegations of lender liability.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded commitments.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant or other right to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, we prefer other opportunities, we are limited in our ability to do so by compliance with business development company requirements, or we desire to maintain our RIC status. Our ability to make follow-on investments may also be limited by our Advisors’ allocation policies. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

The agreements governing CCT Funding’s revolving credit facility contain various covenants which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our shareholders.

Our wholly owned, special purpose financing subsidiary, CCT Funding is a party to a revolving credit facility with Deutsche Bank AG, New York Branch, or Deutsche Bank, as initial lender and administrative agent, and Healthcare of Ontario Pension Plan, as a lender. The agreements governing this facility contain default provisions such as:

•	the failure to make principal payments when due or interest payments within three business days of when due;

•	borrowings under the facility exceeding the applicable advance rates;

•	the purchase by CCT Funding of certain ineligible assets;

•	the insolvency or bankruptcy of us or CCT Funding;

•	the decline of CCT Funding’s net asset value below a specified threshold; and

•	fraud or other illicit acts by us, KKR or CNL in our or their respective investment advisory capacities.

An event of default under the facility may result, among other things, in the termination of the availability of further funds under the facility and an accelerated maturity date for all amounts outstanding under the facility. This could disrupt our business, reduce our revenues and, by delaying any dividends allowed to us under the facility until the lender has been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business, make distribution payments to our shareholders and maintain our status as a RIC.

The agreements governing the facility also require CCT Funding to comply with certain operational covenants. These covenants require CCT Funding to, among other things, maintain eligible assets with an aggregate equity value, net of borrowing balance, equal to or exceeding specified amounts under the facility. In addition, the occurrence of certain “Super-Collateralization Events” results in an increase of the collateral equity value that CCT Funding is required to maintain. Super-Collateralization Events include, among other things:

•	certain key employees ceasing to be directors, principals, officers or investment managers of KKR;

•	the bankruptcy or insolvency of KKR or CNL;

•	KKR or CNL ceasing to act as sub-advisor or advisor for us or CCT Funding;

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our ceasing to act as CCT Funding’s investment manager, becoming bankrupt or insolvent, defaulting on certain material agreements or failing to maintain a net asset value above a specified threshold; and

•	fraud or other illicit acts by us, KKR or CNL in our or their respective investment advisory capacities.

A decline in the value of assets owned by CCT Funding or the occurrence of a Super-Collateralization Event under the facility could result in our being required to contribute additional assets to CCT Funding, which would likely disrupt our business and impact our ability to meet our investment objectives and pay distributions to our shareholders.

The failure to meet collateral requirements under the facility or the occurrence of any other event of default that results in the termination of the facility may force CCT Funding or us to liquidate positions at a time and/or at a price that is disadvantageous to us and could result in losses. In addition, upon the occurrence of an event of default under the facility, Deutsche Bank would have the right to the assets pledged as collateral supporting the amounts outstanding under the facility and could sell such assets in order to satisfy amounts due under the facility.

Each borrowing under the facility is subject to the satisfaction of certain conditions. We cannot assure that CCT Funding will be able to borrow funds under the facility at any particular time or at all.    See   “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a more detailed discussion of the terms of the facility.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Since we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets decreases, leveraging will cause net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Advisors.

The amount of leverage that we employ depends on our Advisors’ and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a business development company, we are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions.

As of December 31, 2011 and December 31, 2012, $25.34 million and $159.62 million, respectively, was borrowed and outstanding under our credit facility . As of December 31, 2012 the weighted average interest rate for all amounts borrowed under the credit facility was 2.26%.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculated results in the table are hypothetical and actual returns may be higher or lower than those presented in the table. The calculated results are based on the following assumptions:

•
$741.67 million in income earning total assets at beginning of 2013 (i.e., assumed total assets for the purpose of this illustration is equal to investments at fair value as of December 31, 2012 and reduced by the amount of payables for investments purchased plus the TRS reference assets at fair value);

•	$159.62 million in senior securities from the credit facility outstanding for 2013;
•	$76.04 million in deemed senior securities from the TRS for 2013;
•	an unused credit facility commitment balance of $15.38 million for 2013 and a commitment fee of 0.50% on unused credit facility commitment balances;
•	$611.49 million in net assets attributable to common stock; and
•	a current effective interest rate of 2.239%, which includes the impact of the TRS, for 2013.

In order to compute the “corresponding return to shareholders,” the “assumed return on our portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. The accrued interest expense is calculated by adding (a) the product of the assumed current effective interest rate times the assumed debt outstanding, and (b) the product of the commitment fee times the assumed unused credit facility commitment balance. The accrued interest expense as so calculated is then subtracted from the assumed return to us in order to determine the return available to shareholders. The return available to shareholders is then divided by the total amount of net assets attributable to common stock to determine the “corresponding return to shareholders.” The amortization of deferred credit facility financing costs is not considered in accrued interest expense; actual interest payments may be different.

Assumed return on our portfolio (net of expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%	0.80%

Corresponding return to shareholders	-13.00%	-6.94%	-0.88%	5.19%	11.25%	0.00%

The illustrative results in the table above indicate that an assumed -5.0% annual return on our earning assets in 2013 would hypothetically result in a -6.94% return to shareholders of our common stock. Likewise, an assumed 5.0% annual return on our earning assets in 2013 would hypothetically result in a 5.19% return to shareholders of our common stock. Finally, our portfolio must hypothetically earn an annual return of 0.8% in 2013 in order to cover annual interest payments on the assumed level of debt outstanding in 2013.

Risks related to an investment in our common stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value.

The purchase price at which you purchase shares will be determined at each closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and marketing support fees. As a result, your purchase price may be higher than the prior subscription closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior subscription closing price.    See   “Determination of Net Asset Value.”

If we are unable to raise substantial funds in our ongoing, continuous “best efforts” offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby our Managing Dealer and participating broker-dealers are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Our shares are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever. Therefore, our shareholders will have limited liquidity and may not receive a full return of invested capital upon selling their shares.

Our shares are illiquid investments for which there is not a secondary market nor is it expected that any such secondary market will develop in the future. On or before December 31, 2018, our board of directors must consider, but is not required to recommend, a liquidity event for our shareholders. A future liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as a listing, would allow us to retain our investment portfolio intact while providing our shareholders with access to a trading market for their securities.

   We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future.

Also, since a portion of the public offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by the shareholders will not be invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. If we do not successfully complete a liquidity event, liquidity for your shares will be limited to participation in our share repurchase program, which we have no obligation to maintain.

If our shares are listed on a national securities exchange or quoted through a quotation system, we cannot assure you a public trading market will develop or, if one develops, that such trading market can be sustained. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies and business development companies frequently trade at a discount from their net asset value. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock, if listed, will trade at, above or below net asset value.

We intend, but are not required, to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

On July 9, 2012, we commenced a share repurchase program to allow you to tender your shares to us on a quarterly basis at a price that is approximately equal to our net asset value as of the last business date of each relevant calendar quarter.  The share repurchase program includes numerous restrictions that limit your ability to sell your shares. We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of our investments as of the end of the applicable period to repurchase shares. We limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. To the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify our shareholders of such developments: (i) in our quarterly reports or (ii) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, under the quarterly share repurchase program, we have discretion to not repurchase shares, to suspend the program, and to cease repurchases. Further, the program may have many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that you paid for shares in this offering. As a result, to the extent you paid an offering price that includes the related sales load and to the extent you have the ability to sell your shares pursuant to our share repurchase program, then the price at which you may sell shares, which will be at a price approximately equal to our net asset value on the last business day of the calendar quarter, may be lower than the amount you paid in connection with the purchase of shares in this offering.

Because our Managing Dealer is an affiliate of CNL, its due diligence review of us is not considered independent. The absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

Our Managing Dealer, CNL Securities Corp., is an affiliate of CNL. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. You should not rely on your own broker-dealer to make an independent review and investigation of the terms of this offering. Because you should not rely on your broker-dealer, you will not have the benefit of any independent review and evaluation of the terms of this offering by the Managing Dealer. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly traded companies.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to continue to identify investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and/or other high-quality debt instruments maturing in one year or less from the time of investment. This will produce returns that are significantly lower than the returns, which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our shareholders do not have preemptive rights to any shares we issue in the future. Our charter, which we refer to herein as the articles of incorporation, authorizes us to issue up to 1,000,000,000 shares of common stock. Pursuant to our articles of incorporation, a majority of our entire board of directors may amend our articles of incorporation to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without shareholder approval. After you purchase shares, our board may elect to sell additional shares in the future or issue equity interests in private offerings.  To the extent we issue additional equity interests at or below net asset value, after you purchase our shares, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

Preferred stock could be issued with rights and preferences that would adversely affect holders of our common stock.

This offering does not include an offering of preferred stock. However, under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval, which could potentially adversely affect the interests of existing shareholders.

Certain provisions of the Maryland General Corporation Law could deter takeover attempts.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our bylaws were amended to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. Although we do not presently intend to adopt such an amendment to our bylaws, there can be no assurance that we will not so amend our bylaws at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to that determination.

Additionally, our board of directors may, without shareholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. Our board of directors may also, without shareholder action, amend our articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and includes volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	changes in the value of our portfolio of investments and derivative instruments;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of RIC or business development company status;

•	distributions that exceed our net investment income and net income as reported according to GAAP;

•	changes in earnings or variations in operating results;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•	departure of either of our Advisors or certain of their respective key personnel;

•	general economic trends and other external factors; and

•	loss of a major funding source.

The price that the investor pays for our shares may not reflect the current net asset value of our company at the time of his or her subscription.

If our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price, after deduction of selling commissions and marketing support fees, that is below our net asset value per share. Also we will file a supplement to the prospectus with the SEC, or amend our registration statement if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. Therefore, the net proceeds per share, net of all sales load, from a new investor may be in excess of the then current net asset value per share.

In addition, if the net asset value per share were to decline below 97.5% of the public offering price, net of sales load, for ten continuous business days (for this purpose, any day on which the principal stock markets in the United States are open for business), then, unless and until our board of directors determines otherwise, we will voluntarily suspend selling shares in this offering until the net asset value per share is greater than 97.5% of the public offering price, net of sales load.

Federal income tax risks

We will be subject to corporate-level income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements.    See   “Tax Matters.”

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of subchapter M. We would be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement during each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we use debt financing, we are subject to (i) an asset coverage ratio requirement under the 1940 Act and (ii) certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment, or could be required to retain a portion of our income or gains, and thus become subject to corporate-level income tax.

The income source requirement will be satisfied if we obtain at least 90% of our annual income from dividends, interest, gains from the sale of stock or securities, or similar sources.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents (including receivables), U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK, secondary market purchase of debt securities at discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

A portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus may constitute forward-looking statements because they relate to future events or our future financial conditions. Words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The use of forecasts in this offering is prohibited. Any representations to the contrary or any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in this program is not permitted.   The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the effect of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	actual and potential conflicts of interest with our Advisors and their respective affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	the use of borrowed money to finance a portion of our investments;

•	the adequacy of our financing sources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our Advisors to locate suitable investments for us and to monitor and administer our investments;

•	the ability of our Advisors and their respective affiliates to attract and retain highly talented professionals;

•	our ability to qualify and maintain our qualification as a RIC and as a business development company; and

•	the effect of changes to tax legislation and our tax position.

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: the current global economic downturn, increased direct competition, changes in government regulations or accounting rules, changes in local, national and global capital market conditions, our ability to obtain or maintain credit lines or credit facilities on satisfactory terms, changes in interest rates, availability of proceeds from the Offering, our ability to identify suitable investments, our ability to close on identified investments, inaccuracies of our accounting estimates, our ability to locate suitable borrowers for our loans and the ability of such borrowers to make payments under their respective loans.

Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.  You are advised to consult any additional disclosures that we may make directly to you or through reports that we file with the SEC in the future, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

The forward-looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

COMPANY PROFILE

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Maryland corporation on June 9, 2010, we are externally managed by CNL and KKR, which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Both of our Advisors are registered as investment advisers with the SEC. We elected to be treated, beginning with our first taxable year ending December 31, 2011, and intend to qualify annually as a RIC under the Code.

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We anticipate that a substantial portion of our portfolio will consist of senior and subordinated debt, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. Our portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments.

We will seek to build on the strong investment expertise and sourcing networks of our Advisors and adhere to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring. We intend to be disciplined in selecting investments and focus on those opportunities that we perceive offer favorable risk/reward characteristics and relative value. We believe the market for lending is currently characterized by significant demand for capital and that we will therefore have considerable opportunities as a provider of capital to achieve attractive pricing and terms on our investments. We are raising funds with the goal of serving our target market and capitalizing on what we believe is a compelling and sustained market opportunity.

We are issuing only shares of our common stock in this offering and there are no classes of securities that are currently senior to the shares in which you are investing. Each share of common stock has equal rights to distributions, voting, liquidation, and conversion. Our common stock is non-assessable such that there is no liability for calls or assessments, nor are there any preemptive or redemption rights in favor of existing shareholders. Our distributions are neither set at predetermined times nor at minimum rates.    See   “– Shareholder Liquidity Strategy.”

Our Advisors

Our investment advisers are CNL, which is responsible for the overall management of our activities, and KKR, which is responsible for the day-to-day management of our investment portfolio. CNL provides its services under the Investment Advisory Agreement and under the Administrative Services Agreement, and KKR provides its services under the Sub-Advisory Agreement. The activities of both Advisors are subject to the supervision and oversight of our board of directors.

Our investment process is a collaborative effort between CNL and KKR, and we benefit from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. To facilitate communication and coordination, our Advisors will hold regular meetings to plan and discuss our investment strategy, potential investment opportunities, current market developments and investment goals. We believe their joint involvement in our business will provide us with substantial market insight and valuable access to investment opportunities.

As required by the Omnibus Guidelines, as adopted by the North American Securities Administrators Association, our Advisors and their parent entities have an aggregate net worth in excess of $15.8 million. No portion of such net worth will be available to us to satisfy any of our liabilities or other obligations.

About CNL

CNL is a wholly owned subsidiary of CNL Financial Group, a leading private investment management firm providing global real estate and alternative investment opportunities. Since inception in 1973, CNL Financial Group or its affiliates have formed or acquired companies with more than $26 billion in assets. Over its history, CNL Financial Group has developed a contrarian investment philosophy and has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered extensive experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure and recreation industries.

CNL Financial Group has developed an investment philosophy that seeks to protect the downside, values quality over quantity and seeks to focus on underserved, undercapitalized markets. By championing a long-term perspective that focuses on building partnerships that extend beyond one transaction, CNL Financial Group has developed a broad network of business relationships, which we will have access to and from which we will benefit. CNL Financial Group strives to create enduring value by applying its TIC Principle™, which focuses on investing in the right Talent to work on the right Ideas with the Capital they need to succeed. Based in Orlando, Florida, CNL Financial Group is indirectly owned and controlled by James M. Seneff, Jr.

CNL is a Florida corporation that has been continuously registered as an investment adviser since June 19, 1991. CNL draws upon CNL Financial Group’s long-standing history of investment and capital markets experience and is led by a team of senior investment professionals, who have extensive experience in commercial lending, investment banking, accounting, real estate and private equity investing. Services provided by CNL and its affiliates include advisory, acquisition, development, lease and loan servicing, asset and portfolio management, disposition, client services, capital raising, finance and administrative. We believe this expertise will be valuable in managing a publicly registered and reporting investment program. Historically, CNL has advised high-net-worth individuals, pension and profit sharing plans, pooled investment vehicles, government entities and charitable organizations. CNL’s principal business address is 450 South Orange Ave., Orlando, FL 32801.

About KKR

KKR is a subsidiary of KKR & Co. L.P. (“KKR & Co.”), a leading global investment firm with $75.5 billion in assets under management as of December 31, 2012 and a 36-year history of leadership, innovation and investment excellence. Founded in 1976, KKR & Co. is a global firm with 16 offices and over 900 employees, including more than 300 investment professionals as of December 31, 2012. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies, and its executives are incentivized to think of KKR as “one firm” and to promote the success of all of its endeavors. Since its inception, KKR has completed more than 200 private equity transactions with a total transaction value of over $470 billion. As of December 31, 2012, KKR had $26.4 billion of assets under management in credit investments.

KKR & Co. operates with a single culture that rewards investment discipline, creativity, determination and patience and the sharing of information, resources, expertise and best practices across offices and asset classes, subject to well-defined information sharing policies and procedures. Because it believes that deep industry knowledge is integral to sourcing deals, working with portfolio companies and creating value for investors, its investment professionals are organized in industry-specific teams that focus on nine core industries which require specialized knowledge and experience. These teams conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe this industry approach allows investment teams to become experts within their sectors and build strong relationships with companies needing capital, while covering the full corporate credit space. The industry-specific teams are as follows:

●	Consumer Products	●	Media and Communications	●	Hospitality and Real Estate
●	Health Care	●	Retail	●	Energy, Natural Resources and Infrastructure
●	Industrials	●	Technology	●	Financial Services

KKR is a Delaware limited liability company that has been registered as an investment adviser with the SEC since October 15, 2008. It manages a specialty finance company and a number of investment funds, structured finance vehicles and separately managed accounts that invest capital in both liquid and illiquid credit strategies on behalf of some of the largest public and private pension plans, global financial institutions, university endowments and other institutional and public market investors. As of December 31, 2012, KKR had $26.4 billion of credit assets under management and, with more than 60 investment professionals focused on corporate credit, tracked over 350 different borrowers. Its investment professionals utilize an industry and thematic approach to investing and benefit from access, where appropriate, to the broader resources and intellectual capital of KKR & Co.  KKR’s principal business address is 9 West 57th Street, New York, New York 10019.

Market Opportunity

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We believe that the size of the market and these companies’ demand for flexible sources of capital create an attractive investment environment for a number of reasons, including the following:

•
Current Economic Environment . Although U.S. financial conditions appear to have improved since the most recent recession, significant economic uncertainty remains. Because of this uncertainty, interest rate spreads remain at or near historically high levels as investors demand more compensation for taking credit risk, particularly in the corporate debt markets. Given these market conditions, it is our view that senior and subordinated debt transactions represent attractive investment opportunities.

•
Large Amount of Corporate Debt Coming Due . We believe that up to $850 billion of debt will need to be refinanced over the next five years as existing debt facilities mature. We believe that the need for refinancing, when combined with the scarcity of debt financing, should increase aggregate borrowing demand and lending opportunities for us.

•
Significant Private Equity Capital Available for New Transactions . In addition to general refinancing opportunities that rely heavily on debt financing, we believe there is a large pool of committed but uninvested capital, both in the United States and globally, available for use in new private equity investments. Industry sources suggest that as of January 2013, there was more than $428 billion of private equity capital available for private equity investments in the United States alone. We expect that as a result of their investable capital, private equity firms will be active investors in U.S. medium- and large-sized companies over the next few years and will require significant amounts of debt to finance their transactions.

•
Greater Demand for Non-Traditional Sources of Debt Financing . We believe that many traditional sources of debt are imposing significant conditions and less attractive pricing in their financing commitments since the recent financial crisis because of the strain the crisis has placed on their balance sheets. We believe that these institutions have also become less focused on building a constructive, long-term relationship with borrowers. Consequently, we believe there is an increasing trend for companies to seek financing from other sources, such as our company, that are able to develop trusted relationships with borrowers and offer a higher degree of certainty.

•
Business Environment.   As new banking regulations, such as those implementing Basel III and the Dodd-Frank Act, require financial institutions to meet increased capital requirements, we believe it will become difficult and inefficient for these institutions to meet the financing needs of growing medium- to large-sized companies.  This, in our view will continue to provide us with a market opportunity to deploy capital through primary issuance securities to this growing segment of the U.S. economy.

Our Competitive Advantages

As a business development company with a particular focus on lending activities, we experience competition from other business development companies, commercial banks, specialty finance companies, open-end and closed-end investment companies, opportunity funds, private equity funds and institutional investors, many of which generally have had greater financial resources than we do for the purposes of lending to U.S. businesses within our stated investment focus. These competitors may also have a lower cost of capital, may be subject to less regulatory oversight, and may have lower overall operating costs. The level of competition impacts both our ability to raise capital, find suitable corporate borrowers that meet our investment criteria and acquire and originate loans to these corporate borrowers. We may also face competition from other funds in which affiliates of KKR participate or advise.

We believe we have the following competitive advantages over other capital providers that operate in the markets we target and allow us to take advantage of the market opportunity we have identified:

•
Proprietary Sourcing and Deal Origination . Our Advisors, through their deep industry relationships and investment teams that actively source new investments, provide us with immediate access to an established source of proprietary deal flow. CNL and KKR have built leading franchises and deep relationships with major companies, financial institutions and other investment and advisory institutions for sourcing new investments. KKR’s investment professionals are also organized into industry groups that conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe that our Advisors’ broad networks and the internal deal generation strategies of their investment teams create favorable opportunities to deploy capital across a broad range of originated transactions that have attractive investment characteristics.

•
Focusing on Preserving Capital and Minimizing Losses . We believe that protecting principal and avoiding capital losses are critical to generating attractive risk-adjusted returns. Toward that end, our investment process is designed to: (i) utilize our Advisors’ proprietary knowledge and deep industry relationships to identify attractive prospective portfolio companies, (ii) conduct rigorous due diligence to evaluate the creditworthiness of, and potential returns from, credit investments in such portfolio companies, (iii) stress test prospective investments to assess the viability of potential portfolio companies in a downside scenario and their ability to repay principal and (iv) structure investments and design covenants and other rights that anticipate and mitigate issues identified through this process.

•
Experienced Management and Investment Expertise . Our Advisors each has more than 35 years of investment experience that spans a broad range of economic, market and financial conditions. By accessing their combined resources, skills and experience, we believe we benefit from CNL’s contrarian investment philosophy of focusing on underserved, undercapitalized markets and KKR’s rigorous investment approach, industry expertise and experience investing throughout a company’s capital structure.

•
Disciplined Credit Analysis and Portfolio Monitoring . Our Advisors provide us with immediate access to an established platform for evaluating investments, managing risk and focusing on opportunities that generate superior returns with appropriate levels of risk. Through KKR, we benefit from an investment infrastructure that currently employs more than 200 investment professionals, including more than 50 credit-focused investment professionals that currently track over 400 corporate credits. This platform should allow for intensive due diligence to filter investment opportunities and help select investments that offer the most favorable risk/reward characteristics.

•
Versatile Transaction Structuring and Flexible Capital . Our Advisors have experience and expertise in evaluating and structuring investments at all levels of a company’s capital structure and with varying features, providing numerous tools to manage risk while preserving opportunities for income, capital preservation and, to a lesser extent, long-term capital appreciation. We seek to capitalize on this expertise to produce an investment portfolio that performs in a broad range of economic conditions while meeting the unique needs of a broad range of borrowers. Although we are subject to regulation as a business development company, we are not subject to many of the regulatory limitations that govern traditional lending institutions. As a result, we believe that we can be more flexible in selecting and structuring investments and adjusting investment criteria. We believe borrowers view this flexibility as a benefit, making us an attractive financing partner.

•
Long-Term Investment Horizon . We believe that our flexibility to make investments with a long-term perspective provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.

•
Limited Leverage . We anticipate maintaining a relatively low level of leverage compared to traditional financial institutions and many unregulated investment funds. We believe that limiting our leverage will reduce volatility and risk in our portfolio. Furthermore, by maintaining prudent leverage levels, we believe we will be better positioned to weather market downturns. We do not foresee at any time reaching the 200% asset coverage ratio limitation, as defined in1940 Act, for business development companies.  We expect to borrow funds, consisting of senior securities, at an asset coverage ratio of approximately 250%.

Investment Types

We focus primarily on investments in senior and subordinated debt of eligible portfolio companies, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may be secured in varying degrees of priority or may be unsecured. We may also invest in common or preferred equity of portfolio companies or hold instruments that convert into such securities. The following diagram illustrates the placement of these investments lie in a typical portfolio company’s capital structure.

Typical Capital Structure Diagram

Senior debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of a company followed by subordinated debt, preferred equity and common equity, respectively. Other than common equity, each category of investment may be further divided into different classes of holders that have different rankings, or priorities, among themselves. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for assuming the risk associated with junior status in the form of higher expected returns, either through higher interest payments or potentially greater capital appreciation. We rely on our Advisors’ experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Our Investment Strategy

Our investment strategy is focused on creating and growing an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our investment portfolio. Throughout this prospectus we may refer to the issuers of our investments as portfolio companies.  When evaluating an investment in, or investment security issued by a portfolio company, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe that a flexible approach to investing allows us to take advantage of opportunities that offer the most favorable risk/reward characteristics. Except as restricted by the 1940 Act or by the Code, we deem all of our investment policies to be non-fundamental, which means that they may be changed by our board of directors without shareholder approval.

Investment Approach

We analyze corporate debt investments both from the “top-down” and the “bottom-up.” Our top-down analysis involves a macroeconomic analysis of relative asset valuations, long-term industry trends, business cycles, interest rate expectations, credit fundamentals and technical factors to target specific industry sectors and asset classes in which to invest. Our bottom-up analysis includes a rigorous analysis of the credit fundamentals and capital structure of each portfolio company considered for investment and a thorough review of the impact of credit and industry trends and dislocation events on a potential investment.

Our Transaction Process

Sourcing and Selecting Investments

We expect our relationships with our Advisors to provide us with immediate access to established sources of deal flow. We seek to benefit from transaction opportunities that arise in the ordinary course from their strong brands, established investment infrastructure, significant amounts of investable capital, and deep relationships with leading executives at major companies, financial institutions and other investment and advisory institutions who are seeking capital or participating in the capital formation process. To enhance our opportunities and increase the amount of investments that we may consider, we intend to further capitalize on proprietary investment opportunities that KKR identifies and develops through primary research, industry activities and deal sourcing skills of its investment professionals.

Due Diligence

Once a potential investment has been identified, the relevant investment team will screen the opportunity and make a preliminary determination concerning whether to proceed with a more comprehensive due diligence review. Because KKR is responsible for the day-to-day operations of our investment portfolio, its professionals lead our due diligence processes. The objective of our due diligence process is to identify attractive investment opportunities based on the facts and circumstances surrounding an investment and identify applicable business, financial, tax, accounting, structural, legal or other issues in order to determine whether an investment is suitable.

When evaluating the suitability of a debt investment, we employ an ownership-oriented, “private equity” approach to credit underwriting and subject each investment to a rigorous credit analysis. This review considers industry dynamics, the issuer’s competitive position, the quality and track record of the issuer’s management team, margin stability, industry and company trends, pricing terms, expected returns, credit structure, credit ratings, and historical and projected financial data. KKR’s investment professionals may meet with management or use the services of outside advisors and industry experts as appropriate to assist them in the due diligence process. We have access to the full available resources of both our Advisors, including KKR & Co. professionals that focus on other asset classes, where appropriate and permitted under information barriers and ethical walls.

Transaction Structuring and Execution

In addition to due diligence, we believe that structuring transactions appropriately is a key factor to producing strong investment results under any economic conditions. Accordingly, we actively consider transaction structures and seek to process and negotiate terms that provide opportunities for superior risk-adjusted returns while still addressing the financing and business needs of the prospective portfolio company. To accomplish this goal, we work with the management teams and other financing providers to structure a financing package that will work for all parties and establish how an investment is expected to perform relative to other sources of capital. Relevant investment features may include investment seniority, collateral packages, cash interest payments, PIK interest payments, amortization schedules for principal repayments, redemption features, maturity dates, sinking fund provisions, covenants and pricing terms.

In the case of debt investments, we seek to structure each transaction in a manner that protects our rights and manages our risk while creating incentives for the prospective portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a more senior position in the capital structure of our portfolio companies, we may limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	incorporating “put” rights and “call protection” into the investment structure; and

•
negotiating affirmative and negative covenants, default penalties, lien protection, change of control provisions and other creditor rights that protect our capital while affording the portfolio company as much flexibility in managing its business as is prudent.

Our debt investments may be accompanied by warrants, options or other forms of equity participation that provide additional consideration or “upside” in a transaction. Because warrants and other similar rights generally require only a nominal cost to exercise, they may generate additional investment returns with little incremental cost to us. We may also structure warrants and other similar rights to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also obtain registration rights in connection with these investments that enhance the transferability of our investment.

Each investment that we make requires the approval of both of our Advisors. Once an investment has received the approval of both our Advisors, the transaction may be effected. Certain affiliated co-investment transactions may also require review and approval by our independent directors.    See   “Management.”

Monitoring Investments

Our Advisors meet regularly to discuss and review our portfolio. Because KKR is responsible for the day-to-day management of our portfolio, its professionals lead our ongoing portfolio monitoring process using daily, quarterly and annual analyses for our investments. Daily analyses include morning market meetings, industry and company pricing runs, and industry and company reports. Quarterly analyses include the preparation of quarterly operating results, reconciliations of actual results to projections and updates to financial models (including baseline and stress cases). Annual analyses involve preparing annual credit memoranda, conducting internal audits and testing compliance with monitoring and documentation requirements.

As a business development company, we are required to offer and provide managerial assistance to our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our Advisors or our administrator will make available such managerial assistance, on our behalf, to our portfolio companies, whether or not they request this assistance.

Exiting Investments

We seek to invest in companies that can generate consistent cash flow to repay their loans while maintaining growth in their businesses. We expect this internally generated cash flow to be a key means through which we will receive timely payment of interest and loan principal. Additionally, we seek to invest in portfolio companies whose business models and growth prospects offer attractive exit possibilities via third-party transactions, including sales to strategic or other buyers and initial public offerings of common stock. Such third-party transactions may be particularly important in realizing capital gains through the equity portions of our investments. We may also seek to exit investments in secondary market transactions when price targets are achieved or circumstances otherwise warrant.

Characteristics of Investments

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

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Enterprise Size . We seek to provide capital to medium- and large-sized companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the enterprise value of a company in which we may invest, we expect to focus on companies with enterprise values ranging from $100 million to $4 billion. We use the term “enterprise value” to refer to the acquisition value of an entire company based on the combined debt and equity value of such company.

•
Capital Structure . Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

•
Management Team . We seek to prioritize investing in companies with strong, existing management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

•
Stage of Business Life Cycle . We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans.

•
Industry Focus . While we will consider opportunities within all industries, we seek to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

•
Geography . As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we intend to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest. There is no limit on the maturity or duration of any investment in our portfolio. We anticipate that substantially all of the investments held in our portfolio will have either a sub-investment grade rating by Moody’s Investors Service and/or Standard & Poor’s or will not be rated by any rating agency. Investment sizes will vary as our capital base changes and will ultimately be at the discretion of our Advisors subject to oversight by our board of directors.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that will shape our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned, as well as investment diversification and source of income criteria that are imposed by the Code.

In addition, we generally are not permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions , absent an exemptive order from the SEC.   On May 21, 2013, the SEC issued an order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions .  Subject to the conditions specified in the exemptive order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR.

Portfolio Update

As of December 31, 2012, our investment program consisted of two main components.  First, throughout 2011 and 2012, we have been engaged in the direct purchase of debt securities primarily issued by portfolio companies, and these debt securities were acquired through both secondary market and primary issuance transactions.  We refer to this investment component as our investment portfolio in this prospectus. Second, beginning in November 2012, we have been increasing our economic exposure to portfolio companies by entering into a total return swap arrangement (“TRS”) with a commercial bank counterparty and directing the creation of a portfolio of underlying corporate bonds and loans that serve as reference assets under the TRS. We refer to this investment component as our portfolio of TRS reference assets in this prospectus. In the case of our portfolio of TRS reference assets, we receive all: (i) realized income and fees and (ii) realized capital gains generated by TRS reference assets.  In return, we must pay quarterly to the TRS counterparty a payment consisting of: (i) realized capital losses and (ii) financing costs that are based on a floating interest rate and the settled notional amount of TRS reference assets.     The settled notional amount of TRS reference assets is the net aggregate of notional amounts where the purchase and sale of reference assets underlying total return swaps have been settled by the counterparty and serves as the basis for paying financing charges to the counterparty under the TRS Agreements.  The total notional amount of TRS reference assets includes the effect of purchases and sale of reference assets where trade settlement is pending.   At the end of the TRS contract life, we will receive additional economic benefit if the net value of the portfolio of TRS reference assets appreciates relative to the settlement date TRS notional amount.  Correspondingly, we will be required to pay the counterparty the amount, if any, by which the net value of the portfolio of TRS reference assets declines relative to the settlement date TRS notional amount. We do not own, or have physical custody of, the TRS reference assets. The TRS reference assets are not direct investments by us.

During the years ending December 31, 2012 and 2011, we invested $992.0 million and $106.8 million, respectively, in portfolio companies, and we sold investment positions totaling $358.6 million and $0.5 million, respectively. As of December 31, 2012 and 2011, our investment portfolio consisted of 165 and 142 investment positions in 126 and 110 portfolio companies, respectively, for a total fair value of $697.7 million and $106.6 million, respectively, excluding our short term investments and derivative instruments.  As of December 31, 2012, the TRS provided us with economic exposure to 54 investment positions represented by 47 portfolio companies with a total value of $164.8 million.  There were seven investment positions and 19 portfolio companies represented in both our investment portfolio and our portfolio of TRS reference assets as of December 31, 2012.  We had not entered into any TRS as of December 31, 2011.

Portfolio Companies

The following table sets forth certain information as of December 31, 2012 with respect to each portfolio company in which we had a debt or equity investment.  For information relating to the value of our investments and the general terms of loans to our portfolio companies at December 31, 2012,    see “   Management’s Discussion and Analysis of Financial Condition and Results of Operations— Portfolio and Investment Activity” and our audited consolidated schedule of investments, which forms part of our consolidated financial statements.

Name and Address (a)	Nature of Business	Amortized Cost (b)
AdvancePierre Foods, Inc. 9990 Princeton-Glendale Road Cincinnati, OH 45246	Offers food service and products	$3,909,668

Allen Systems Group, Inc. 1333 3rd Avenue South Naples, FL 34102	Provides software solutions	$66,130

Alliance Laundry Systems, LLC PO Box 990 Shepard Street Ripon, WI 54971	Provides laundry products and services	$3,535,505

Ally Financial, Inc. 200 Renaissance Center Detroit, MI 48265	Provides financial services and insurance products	$4,800,812

Altisource Solutions 291 Route d'Arlon Luxembourg, L-1150 Luxembourg	Provides real estate and mortgage portfolio management and related technology products and asset recovery and customer relationship management services	$7,470,313

American Gaming Systems, LLC 2470 Saint Rose Parkway Henderson, NV 89074	Designs and manufactures gaming machines	$12,247,373

American Rock Salt Co., LLC 5520 Route 63 PO Box 190 Mount Morris, NY 14510	Produces de-icing salt products	$8,151,298

Amkor Technologies, Inc. 1900 South Price Road Chandler, AZ 85286	Provides semiconductor packaging and test services	$210,801

Amsurg Corp. 20 Burton Hills Boulevard Nashville, TN 37215	Develops, acquires, and manages physician practice-based ambulatory surgery centers and specialty physician networks	$943,000

Aramark Corp. 1101 Market Street Philadelphia, PA 19107	Provides food facilities and career apparel service	$2,896,962

Ardagh Packaging Holdings, Ltd. (IE) 4 Richview Office Park Clonskeagh, Dublin, 14 Ireland	Designs and manufactures glass packaging products	$100,409

Aspect Software, Inc. 300 Apollo Drive Chelmsford, MA 01824-3630	Provides unified communications and contact center software solutions	$13,843,524

Aspen Dental Management, Inc. 281 Sanders Creek Parkway East Syracuse, NY 13201	Operates as a dental practice management company	$6,048,762

Asset Acceptance Capital Corp. 28405 Van Dyke Avenue Warren, MI 48093	Purchases charged-off consumer receivables in the United States	$896,692

AssuraMed Holding, Inc. 1810 Summit Commerce Park Twinsburg, OH 44087	Medical supply distribution company for home delivery and wholesale for diabetes, ostomy, wound care, urological incontinence, respiratory and other chronic conditions	$5,045,289

Asurion, LLC 648 Grassmere Park Nashville, TN 37211	Provides wireless handset insurance and wireless roadside assistance programs	$3,637,819

Avaya, Inc. 211 Mount Airy Road Basking Ridge, NJ 07920	Provides and manages enterprise communications systems	$13,662,021

Bill Barrett Corp. 1099 18th Street Denver, CO 80202	Independent oil and gas company focused on natural gas exploration and development in the Rocky Mountain region of the United States	$256,692

Name and Address (a)	Nature of Business	Amortized Cost (b)
BNY ConvergEX Group, LLC 1633 Broadway New York, NY 10019	Provides agency trading and investment technology solutions	$2,307,194

Bright Horizons Family Solutions, Inc. 200 Talcott Avenue Watertown, MA 02472	Provides child care and early education services as well as other services designed to help employers and families better address the challenges of work and life	$999,465

Building Materials Corporation of America 1361 Alps Road Wayne, NJ 07470	Provides building and construction materials	$44,058

Caesars Entertainment Operating Co., Inc. One Caesars Palace Drive Las Vegas, Nevada 89109	Provides entertainment, gaming, and lodging services	$1,074,569

Catalina Marketing Corp. 200 Carillon Parkway St Petersburg, FL 33716	Provides a network of marketing programs to consumer goods companies	$28,761,653

CDW Corp. 200 North Milwaukee Avenue Vernon Hills, IL 60061	Distributes technology products and services	$13,510,212

Celanese US Holdings, LLC 1601 West LB Johnson Freeway Dallas, TX 75234-6034	Global integrated producer of chemicals and advanced materials	$2,900,000

Cemex Espana S.A. Hernandez de Tejada, 1 Edificio 5A Madrid, 28027 Spain	Produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials	$1,112,127

Cemex Finance, LLC Av Ricardo Margain Zozaya 325 Colonia Valle del Campestre San Pedro Garza Garcia, NL 66265 Mexico	Produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials	$825,000

Cemex Finance Europe BV Rivierstaete Building Amsteldijk 166 Amersterdam, 1079 LH Netherlands	Produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials	$480,548

Cemex Materials, LLC 1501 Belvedere Road West Palm Beach, FL 33406	Produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials	$11,742,203

Cemex S.A.B. de C.V. (MX) Av Ricardo Margain Zozaya 325 Colonia Valle del Campestre San Pedro Garza Garcia, NL 66265 Mexico	Produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials	$3,191,620

Cengage Learning Acquisitions, Inc. 200 First Stamford Place Stamford, CT 06902	Offers proprietary publications and information-based solutions	$15,000,475

Ceridian Corp. 3311 East Old Shakopee Road Minneapolis, MN 55425-1640	Provides information, outsourced processing, and employee benefit services	$13,443,689

CHG Companies, Inc. 6440 South Millrock Drive Salt Lake City, Utah	Provides healthcare staffing across the United States	$9,572,148

Clear Channel Communications, Inc. 200 East Basse Road San Antonio, TX 78209	Owns or operates radio and television stations, outdoor advertising displays, and live entertainment venues	$1,798,731

ClubCorp Club Operations, Inc. 3030 LBJ Freeway Dallas, TX 75234	Owns or operates a network of golf, country, business, sports and alumni clubs in multiple states and worldwide	$129,525

CNO Financial Group, Inc. 11825 N Pennsylvania Street Carmel, IN 46032	Provides insurance products and services to American families and seniors	$1,130,752

Commscope, Inc. 1100 CommScope Place Southeast Hickory, NC 28602	Provides connectivity solutions	$665,688

Continental Airlines, Inc. 233 South Wacker Drive Chicago, IL 60601	Owns and operates airlines that transports persons, property and mail throughout the United States and abroad	$269,827

Name and Address (a)	Nature of Business	Amortized Cost (b)
CRC Health Corp. 20400 Stevens Creek Blvd Cupertino, CA 95014	Provides behavioral health care services	$2,220,089

Cunningham Lindsey U.S., Inc. 405 State Highway 121 Byp A100 Lewisville, TX 75067	Provides insurance agent and broker services for a range of insurance types	$11,147,421

Data Device Corp. 105 Wilbur Pl Bohemia, NY 11716	Line of business includes the manufacturing of computer peripheral equipment	$15,597,517

Datatel, Inc. 4375 Fair Lakes Court Fairfax, VA 22033	Provides software and services for information management	$388,439

David's Bridal, Inc. 1001 Washington Street Conshohocken, PA 19428	Manufactures and markets wedding dresses and accessories	$2,174,957

DJO Finance, LLC 1430 Decision Street Vista, CA 92081	Manufactures orthopedic devices for rehabilitation, pain management, and physical therapy	$10,615,488

DuPont Fabros Technology, LP 1212 New York Avenue Northwest Washington, DC 20005	Owner, developer, operator and manager of wholesale data centers	$105,687

E*Trade Financial Corp. 1271 Avenue of the Americas New York, NY 10022	Provides online brokerage and related products and services primarily to individual retail investors	$10,548

Easton-Bell Sports, Inc. 7855 Haskell Avenue Van Nuys, CA 91406-1902	Designs, develops, and distributes sports equipment and accessories for athletic and recreational activities	$1,260,844

Education Management, LLC 210 Sixth Avenue Pittsburgh, PA 15222	Provides proprietary post-secondary education	$12,549,002

Express, LLC / Express Finance Corp. 1 Limited Parkway Columbus, OH 43230	Operates specialty retail apparel stores	$764,744

Fage Dairy Industry, SA 35 Ermou Street Metamorfossi, 144 52 Greece	Produces and distributes dairy products	$22,220

Fidelity National Information Services, Inc. 601 Riverside Avenue Jacksonville, FL 32204-2901	Payment services provider	$150,169

Fifth & Pacific Companies, Inc. 1441 Broadway New York, NY 10018	Designs and markets branded women's and men's apparel, accessories, and fragrance products	$1,848,140

FleetPride Corp. 8708 Technology Forest Place The Woodlands, TX 77381	Distributes truck and trailer parts	$577,559

Freedom Group 870 Remington Drive PO Box 1776 Madison, NC 27025-1776	Designs, manufactures, and markets firearms, ammunition, and related products	$3,856,670

FTI Consulting, Inc. 777 South Flagler Drive West Palm Beach, FL 33401	Provides corporate finance and restructuring, economic, forensic and litigation, strategic communications, and technology consulting services	$2,869,000

GCI, Inc. 2550 Denali Street Anchorage, AK 99503	Provides voice, video, and data communications services to residential, commercial, and government customers	$9,102,913

Genesys Telecommunications Laboratories, Inc. 2001 Junipero Serra Blvd Daly City, CA 94014	Provides contact center solutions for mid-sized to large enterprises	$3,079,867

Good Sam Enterprises, LLC 250 Parkway Drive Lincolnshire, IL 60069	Membership-based direct marketing organization	$12,629,848

Great Lakes Dredge & Dock Corp. 2122 York Road Oak Brook, IL 60523	Offers marine services	$802,077

Name and Address (a)	Nature of Business	Amortized Cost (b)
Guitar Center, Inc. 5795 Lindero Canyon Road Westlake Village, CA 91362	Retails musical equipment	$11,485,884

The Gymboree Corp. 500 Howard Street San Francisco, CA 94105	Designs, manufactures, and retails apparel and accessories for children	$29,381,603

Hamilton Sundstrand Industrial 1 Hamilton Road Windsor Locks, CT 06096	Designs, manufactures, and supports aerospace and industrial products	$2,098,104

Harbor Freight Tools USA, Inc. 3491 Mission Oaks Blvd Camarillo, CA 93011	Operates a chain of tool and equipment retail stores	$5,230,767

HUB International, Ltd. 55 East Jackson Blvd Chicago, IL 60604	Global insurance brokerage that provides a broad array of property and casualty, life and health, employee benefits, investment and risk management products and services	$22,154,085

Hubbard Radio, LLC 3415 University Avenue SE Minneapolis, MN 55414	Operates in the media sector and comprises an array of services that include television stations and radio stations	$14,799,961

Hyland Software, Inc. 28500 Clemens Road Westlake, OH 44145	Provides enterprise content management (ECM) software	$4,694,621

Immucor, Inc. 3130 Gateway Drive Norcross, GA 30091-5625	Manufactures and sells a line of reagents and systems used by hospitals, reference laboratories, and donor centers throughout the world	$2,378,649

IMS Health, Inc. 83 Wooster Heights Road Danbury, CT 06810	Provides information, services and technology for the healthcare industry	$1,657,000

Ineos US Finance, LLC (UK) Hawkslease Chapel Lane Lyndhurst, SO43 7FG United Kingdom	Manufactures, distributes, sells, and markets specialty and intermediate chemicals	$73,053

Infor (US), Inc. 641 Avenue of the Americas New York, NY 10011	Develops, services, and supports enterprise resource planning software solutions	$11,319,848

Interactive Data Corp. 32 Crosby Drive Bedford, MA 01730	Provides financial market data, analytics, and related services	$17,312

iPayment, Inc. 126 East 56th Street New York, NY 10022	Provides financial transaction processing services	$5,763,592

IPC Systems, Inc. 3, 2nd Street Plaza 10 Jersey City, NJ 07311	Provides communication systems for trading technologies and connectivity solutions	$6,185,294

J. Crew Group, Inc. 770 Broadway New York, NY 10003	Retails apparel, shoes, and accessories	$1,400,873

J. Jill 4 Batterymarch Park Quincy, MA 02169	Retails women's apparel, accessories, shoes, and gifts	$10,265,611

Jeld-Wen, Inc. 3309 Lakeport Blvd Klamath Falls, OR 97601	Manufactures buildings materials	$17,515,794

Kerling PLC (UK) South Parade PO Box 9 Runcorn Cheshire, WA7 4JE United Kingdom	Produces polyvinyl chloride, or PVC, and caustic soda	$6,596,985

KeyPoint Government Solutions, Inc. 1750 Foxtrail Drive Loveland, CO 80538	Provides investigative and risk mitigation services to government organizations throughout the United States	$34,284,382

Manitowoc Co., Inc., The 2400 South 44th Street Manitowoc, WI 54221-0066	Diversified industrial manufacturer of cranes and related products and foodservice equipment	$184,113

Mcjunkin Corp. 2 Houston Center 909 Fannin Houston, TX 77010	Provides wholesale distribution of building materials	$6,160,357

Name and Address (a)	Nature of Business	Amortized Cost (b)
MedAssets, Inc. 100 North Point Center East Alpharetta, GA 30022-1546	Provides technology-enabled products and services for hospitals and health systems	$490,217

MetroPCS Wireless, Inc. 2250 Lakeside Boulevard Richardson, TX 75082	Provides cellular phone services, such as local, long distance and international calling plans, phones, accessories and services	$1,834,495

Misys PLC (UK) 1 Kingdom Street Paddington London, W2 6BL UK United Kingdom	Provides industry specific software for banking, treasury, trading, and risk solutions	$1,947,131

Mueller Water Products, Inc. 1200 Abernathy Road Northeast Atlanta, GA 30328	Manufactures a broad range of water infrastructure and flow control products for use in water distribution networks, gas distribution systems and fire protection piping systems	$894,507

Nara Cable Funding (IE) 1 Adelaide Court Adelaide Road Dublin 2 Ireland	Telecommunications provider	$831,210

National Vision, Inc. 296 Grayson Highway Lawrenceville, GA 30046	Provides optical products and services	$2,995,492

NBTY, Inc. 2100 Smithtown Avenue Ronkonkoma, NY 11779	Manufactures and retails a broad line of nutritional supplements	$26,081

Neiman Marcus Group, Inc., The 1 Marcus Square 1618 Main Street Dallas, TX 75201	Operates as a high end, luxury retailer in the United States	$182,590

New Enterprise Stone & Lime Co., Inc. 3912 Brumbaugh Road New Enterprise, PA 16664	Provides construction services	$9,366,315

Nexstar Broadcasting, Inc. 5215 N. O'Connor Blvd Irving, TX 75039	Focused on the acquisition, development, and operation of television stations	$1,294,935

North American Breweries, Inc. 445 Saint Paul Street Rochester, NY 14605	Owns and operates five U.S. breweries and six retail locations in New York, Vermont, California, Oregon and Washington	$4,869,824

Nuveen Investments, Inc. 333 West Wacker Drive Chicago, IL 60606-1220	Provides investment services for institutions, high-net-worth investors, and the financial advisors	$7,072,254

Ocwen Financial Corp. 1661 Worthington Road West Palm Beach, FL 33409	Diversified financial services holding company	$13,976,986

Office Depot, Inc. 6600 North Military Trail Boca Raton, FL 33496-2434	Operates a chain of office product warehouse stores in North America, Europe, Asia and Central America	$5,649,001

Petco Animal Supplies, Inc. 9125 Rehco Road San Diego, CA 92121	Operates a chain of retail pet food and supply stores in the United States	$113,832

Pharmaceutical Product Development, Inc. 929 North Front Street Wilmington, NC 28401	Offers drug discovery and development services to pharmaceutical, biotechnology, and medical device companies	$791,408

Prestige Brands, Inc. 90 North Broadway Irvington, NY 10533	Distributes over-the-counter healthcare and household cleaning products to retail stores in the United States, Canada and other international markets	$641,657

Realogy Corp. 1 Campus Drive Parsippany, NJ 07054	Provides real estate and relocation services	$3,915,765

RedPrairie Corp. 3905 Brookside Parkway Alpharetta, GA 30022	Develops productivity software solutions for manufacturers, distributors, consumers, and retailers	$24,004,960

Reynolds Group Holdings, Inc. 160 Greentree Drive Dover, DE 19904	Manufactures and supplies consumer food and beverage packaging and storage products	$533,000

Rocket Software, Inc. 77 4th Avenue Waltham, MA 02451	Develops enterprise infrastructure software products	$4,165,748

Name and Address (a)	Nature of Business	Amortized Cost (b)
Roundy's Supermarkets, Inc. 875 East Wisconsin Avenue Milwaukee, WI 53202	Operates a chain of supermarkets in the Midwest	$4,439,740

Ryerson, Inc. 227 West Monroe Street Chicago, IL 60606	Processes and distributes metals	$6,755,641

Sabre, Inc. 3150 Sabre Drive Southlake, TX 76092	Provides online reservations capabilities for airlines, hotels, cruises, car rental companies, and vacation packages	$9,106,272

Sanmina Corp. 2700 North First Street San Jose, CA 95134	Provides electronics contract manufacturing services to customers located around the world	$7,867,583

Schaeffler AG (DE) Industriestrasse 1-3 Herzogenaurach, D-91074 Germany	Manufactures rolling bearings and linear products	$3,100,315

Sedgwick Claims Management Services Holdings, Inc. 1100 Ridgeway Loop Road Memphis, TN 38120	Provides claims and productivity management solutions	$1,425,966

SI Organization, Inc., The 720 Vandenberg Blvd King Of Prussia, PA 19406-1400	Operates as an engineering company in the intelligence industry	$176,191

Sidera Networks, Inc. 55 Broad Street New York, NY 10004	Provides telecommunication services	$2,493,867

Sinclair Television Group, Inc. 10706 Beaver Dam Road Hunt Valley, MD 21030	Diversified broadcasting company that owns or provides programming services to television stations across the United States	$28,202

Sirius XM Radio, Inc. 1221 Avenue of the Americas New York, NY 10020	Broadcasts various channels of audio from its satellites	$9,090

SkillSoft Corp. 107 Northeastern Blvd Nashua, NH 03062	Provides eLearning and performance support solutions	$1,444,147

Smile Brands Group, Inc. 8105 Irvine Center Drive Irvine, CA 92618	Provides support services to general and multi-specialty dental groups	$3,807,218

SNL Financial, LLC 212 7th Street Northeast 1 SNL Plaza Charlottesville, VA 22902	Multisector-focused information and research firm in the financial information marketplace	$5,649,799

Springleaf Financial Funding Co. 601 N W Second Street Evansville, IN 47708-1013	Provides financial services, focusing on loans, retail financing, and other credit related products	$2,315,867

Standard Chartered Bank (SG) 6 Battery Road Singapore 049909	International banking group operating principally in Asia, Africa, and the Middle East	$3,334,829

Supervalu, Inc. 7075 Flying Cloud Drive Eden Prairie, MN 55344	Operates a chain of supermarkets and pharmacies primarily in the United States	$8,719,914

TelX Group, Inc., The 1 State Street New York, NY 10004	Provider of network neutral, global interconnection and colocation solutions in the United States	$9,606,080

Tomkins Air Distribution Pinnacle House 17-25 Hartfield Road London SW19 SE United Kingdom	Manufactures air distribution and ventilation products for residential and non-residential buildings and air movement and control products for industrial and infrastructure applications	$3,403,012

Towergate Finance PLC Eclipse House Eclipse Park Sittingbourne Road Maidstone, ME 14 3EN United Kingdom	Non-life insurance broker	$6,280,442

TransUnion, LLC 555 West Adams Street Chicago, IL 60661	Offers credit reporting services	$1,541,024

Name and Address (a)	Nature of Business	Amortized Cost (b)
Univar, Inc. 17425 Northeast Union Hill Rd Redmond, WA 98052	Distributes industrial and specialty chemical products	$928,828

Verisure Holding AB (SE) Box 2511 Linkoping, 580 02 Sweden	Designs, sells and installs burglar alarms and offers ongoing monitoring services	$484,437

Vision Solutions, Inc. 15300 Barranca Parkway Irvine, CA 92618	Provider of information availability software and services for Windows, Linux, IBM Power Systems and Cloud Computing markets	$1,263,440

VWR Funding, Inc. 100 Matsonford Road Radnor, PA 19087	Wholesales laboratory equipment and distributes laboratory supplies, chemicals, glassware, and instruments	$5,488,766

Warner Chilcott Co., LLC (IE) Grand Canal Square, Docklands Dublin 2 Ireland	Pharmaceutical company focusing on marketing, selling, developing and manufacturing branded prescription pharmaceutical products in women's healthcare and dermatology in the United States	$1,219,535

Wastequip, LLC 1901 Roxborough Road Charlotte, NC 28211	Designs, manufactures, and markets equipment used to collect, process, and transport solid and liquid waste materials	$10,969,880

West Corp. 11808 Miracle Hills Drive Omaha, NE 68154	Provides large-scale inbound, interactive, outbound, and internet services	$1,560,147

Wilton Brands, LLC 2240 West 75th Street Woodridge, IL 60517	Provides food crafting products and services	$12,581,156

Zayo Group, LLC 400 Centennial Parkway Louisville, CO 80027	Provides Internet connectivity services. The Company supplies bandwidth and voice and managed services to carrier, enterprise, and government customers	$7,724,962

(a)	Investment may be an obligation of one or more entities affiliated with the named company.
(b)	Represents amortized cost for debt securities and cost for common and preferred stock.

Shareholder Liquidity Strategy

On or before December 31, 2018, our board of directors must consider, but is not required to recommend, a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a publicly traded company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as one involving a listing of our shares on a national securities exchange, would allow us to retain our investment portfolio intact. If we determine to list our securities on a national securities exchange, we expect to, but are not required to, maintain our external management structure.

In making a determination of whether a liquidity event is in the best interest of the shareholders, our board may consider a variety of criteria, including such factors as market conditions, the trading prices of other comparable vehicles that are publicly traded, portfolio diversification, portfolio performance, our financial condition, potential access to capital and the potential for shareholder liquidity. At this time, we do not know what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future.

Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. A liquidity event involving a merger or sale of all or substantially all of our assets would require the approval of our shareholders in accordance with our articles of incorporation. See “Share Repurchase Program” for a detailed description of the share repurchase program.

Legal Proceedings

Neither we, our Advisors nor our Managing Dealer are currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our Advisors or Managing Dealer.

From time to time, we and individuals employed by us may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. In addition, our business and the businesses of our Advisors and Managing Dealer are subject to extensive regulation, which may result in regulatory proceedings. Legal proceedings, lawsuits, claims and regulatory proceedings are subject to many uncertainties and their ultimate outcomes are not predictable with assurance.

MANAGEMENT

Board of Directors

Our business is managed under the direction of our board of directors. The responsibilities of the board of directors include the oversight of our investment activities, quarterly valuations of our assets, financing arrangements and corporate governance activities. The board of directors currently has an independent director committee, an audit committee and a nominating and governance committee, and it may establish additional committees from time to time as necessary to fulfill their obligations. Our board of directors consists of five members, three of whom are not “interested persons” as defined in the 1940 Act, which means that they are not affiliated with either us or our Advisors. In this prospectus, we refer to the directors that are not “interested persons” as our independent directors.

Information regarding our board of directors is set forth below. Unless otherwise noted, the address for each director is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, FL 32801.

Name	Age	Position	Director Since
Interested Directors
Thomas K. Sittema	54	Chairman	2010
Erik A. Falk	43	Director	2012
Independent Directors
Frederick Arnold	58	Director	2011
James H. Kropp	64	Director	2011
Kenneth C. Wright	56	Director	2011

Interested Directors

Thomas K. Sittema serves as a Director and Chairman of our board of directors. He also serves as director and investment committee member of CNL. In addition, Mr. Sittema currently serves as chief executive officer and director of CNL Financial Group, Inc. and director and/or an officer of various affiliates of CNL Financial Group. Mr. Sittema joined CNL Financial Group in November 2009 and is responsible for the overall management of its investments. From 1982 to October 2009, he served in various roles with Bank of America Corporation and predecessors including NationsBank, NCNB and affiliate successors. Most recently he served as managing director of real estate, gaming, and lodging investment banking for Bank of America Merrill Lynch. Mr. Sittema joined the real estate investment banking division of Banc of America Securities at its formation in 1994 and initially assisted in the establishment and build-out of the company’s securitization/permanent loan programs. He also assumed a corporate finance role with the responsibility for mergers and acquisitions, or M&A, advisory and equity and debt capital raising for his client base. Throughout his career, Mr. Sittema has led numerous M&A transactions, equity offerings and debt transactions, including high grade and high-yield offerings, commercial paper and commercial mortgage-backed security conduit originations and loan syndications. Mr. Sittema received his B.A. in Business Administration from Dordt College, and an M.B.A. with a concentration in Finance from Indiana University.

Mr. Sittema was selected as one of our two Interested Directors because of his extensive investment banking experience, particularly with regard to equity offerings, debt transactions and loan syndications. His experience with advisory and capital raising on behalf of clients is particularly relevant to his directorship and, we believe, provides us with exceptional experience upon which to draw. Mr. Sittema’s experience in this regard provides value to our board of directors in its assessment and management of risk. In addition, we believe that Mr. Sittema’s experience as an investment advisory representative is valuable to our board of directors in its oversight of our regulatory and compliance requirements as well as its exercise of fiduciary duties to us and our shareholders.

Erik A. Falk serves as a Director. Mr. Falk joined KKR & Co. as a director in 2008 and is currently a member of the ultimate general partner of KKR & Co.  Mr. Falk brings more than 20 years of experience to his position as a portfolio manager and co-head of leveraged credit at KKR. Prior to joining KKR & Co., Mr. Falk was a managing director at Deutsche Bank Securities Inc. since 2000, where he was most recently global co-head of the securitized products group. In addition to leadership positions in recruiting and sitting on the boards of several of the bank’s companies, Mr. Falk was a member of the global markets North American management committee and a member of the complex transactions underwriting committee for the bank.  Mr. Falk co-ran a global group of over 220 people focused on principal investing, bond underwriting, direct lending and advisory business in securitized products. He was also the global head of the special situations group where he launched a global principal finance business focused on value trading and investing based on financial and asset valuation in both distressed and performing situations. Prior to that, Mr. Falk worked for Credit Suisse First Boston where he was a director in their asset-backed securities department. He originated and executed capital market securitizations for banks, auto finance companies, airlines, student loan originators and CLO issuers. Mr. Falk graduated from Stanford University with an M.S. and B.S. in Chemical Engineering.

Mr. Falk was selected as one of the Company’s two Interested Directors because of his prior experience and familiarity with the Company. Equally significant is his knowledge and experience with business development initiatives and with portfolio risk management and analytics, both of which we believe are key qualifications for providing sound direction and leadership. Mr. Falk also possesses experience in portfolio management across multiple strategies, which we believe will be invaluable to our portfolio investment process.

Independent Directors

Frederick Arnold serves as an Independent Director. Mr. Arnold currently serves as a member of the board of directors of Lehman Brothers Holdings Inc. and as a member of the board of directors of Lehman Commercial Paper Inc. Mr. Arnold has held a series of senior financial positions, most recently serving as executive vice president, chief financial officer and a member of the executive committee of Capmark Financial Group, Inc. from September 2009 to January 2011, where he played a leadership role in that company’s bankruptcy filing and related transactions. Previously, he served as executive vice president of finance for Masonite Corporation, a manufacturing company, from February 2006 to September 2007. While at Willis Group from 2000 to 2003, Mr. Arnold served as chief financial and administrative officer of Willis North America, as group chief administrative officer of Willis Group Holdings Ltd. and as executive vice president of strategic development for Willis Group Holdings Ltd. He also served as a member of the Willis Group executive committee while holding the latter two positions. Prior to these roles, Mr. Arnold spent 20 years as an investment banker primarily at Lehman Brothers and Smith Barney, where he served as managing director and head of European corporate finance. During this time, his practice focused on originating and executing mergers and acquisitions and equity financings across a wide variety of industries and geographies. He also provides pro-bono transactional advice to the New York City Investment Partnership and performs fundraising leadership activities for Amherst College. Mr. Arnold received a J.D. from Yale University, M.A. from Oxford University and undergraduate degree,    summa cum laude,   from Amherst College.

Mr. Arnold was selected as one of our three Independent Directors because of his extensive leadership experience and financial expertise having been an international investment banker for 20 years.

James H. Kropp serves as an Independent Director. Mr. Kropp currently serves as chief investment officer of SLKW Investments LLC, successor to i3 Funds, LLC, a position he has held since 2008.  He is also a Manager of Microproperties LLC, where he has served in this capacity since 2011. He was the interim chief financial officer of TaxEase LLC, a property tax lender and tax lien investor from 2010 to February 2012. Between January 2006 and December 2008, Mr. Kropp served as senior vice president of investments at Gazit Group USA, Inc., a real estate investor owned by a company listed on the Tel Aviv stock exchange. Since 1998, Mr. Kropp has been a director, chairman of the compensation committee and member of the nominating/corporate governance committee of PS Business Parks, Inc., a public real estate investment trust whose shares are listed on the New York Stock Exchange. Mr. Kropp became an independent trustee of American Homes 4 Rent and chairman of its audit committee at its founding in November 2012.  From May 2007 to February 2010, Mr. Kropp was an independent trustee of The CNL Funds, a registered investment company, serving as chairman of the audit committee and a member of the governance and independent trustee committees. Mr. Kropp received a B.B.A.-Finance from St. Francis College and completed the MBA/CPA preparation program from New York University. Mr. Kropp has, in the past, been licensed to serve in a variety of supervisory positions (including financial, options and compliance principal) by the National Association of Securities Dealers. He is a member of the American Institute of CPAs.

Mr. Kropp was selected as one of our three Independent Directors because of his prior experience on several investment fund committees. We believe Mr. Kropp’s direct experience with investments as a portfolio manager and registered investment adviser is valuable to our board of directors. He also has extensive accounting, auditing and finance expertise which, we believe, is beneficial in providing leadership on the audit committee.

Kenneth C. Wright serves as an Independent Director. Mr. Wright has been a partner with the law firm of Baker & Hostetler LLP since 1990.  Mr. Wright has regularly practiced in the areas of transaction structuring, acquisitions, dispositions, public and private offerings of securities, structured finance and international financings and transactions. Mr. Wright also serves on the board of the Florida Opportunity Fund, funded (i) by the Florida legislature to invest in seed capital and early stage venture capital funds that agree to invest in Florida, (ii) by the Florida Energy and Climate Commission to invest in Florida businesses to increase the use of energy efficient and renewable energy technologies, equipment and materials, and (iii) under the Small Business Jobs Act to provide venture capital to select companies in Florida with perceived long-term growth potential.   Mr. Wright received his J.D. from Southern Methodist University, his M.B.A. from the University of Texas at Austin, and his B.A. in Mathematics from Cameron University.

Mr. Wright was selected as one of our three Independent Directors because of his extensive legal expertise in transaction structuring and acquisitions. We believe Mr. Wright’s experience representing public companies and financial service companies provides value to our board of directors. His considerable knowledge of corporate and securities law and experience with public offering and structured finance transactions provide practical value to our board of directors.

Compensation of Directors

Each independent director is entitled to compensation for his services as a director in the amount of $60,000 per year, plus $2,500 per each regular board meeting and $1,000 for (a) all committee meetings held during any regular board meeting and (b) any telephonic meeting of the Board or committee. We will not pay compensation to our interested directors. In addition, the independent directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings. Each independent director will serve as chairman of one of our separate board committees; the chairman of the Audit Committee shall be entitled to compensation for his services as chair of the Audit Committee in the amount of $10,000 per year. There are no pension or retirement benefits being offered to our directors at this time.

Board Committees

In addition to serving on our board of directors, our directors will also serve on one or more of the following committees which have been established by our board of directors to handle certain designated responsibilities. The board of directors has designated a chairman of each committee. The board of directors may establish additional committees, change the membership of any committee, fill all vacancies, and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in our best interest.

Independent Director Committee. Our independent director committee consists of all of our independent directors. Kenneth C. Wright currently serves as chairman of the independent director committee. The independent director committee assists the board of directors by acting as a liaison between the board of directors and our principal service providers, including without limitation, our Advisors. The independent director committee is responsible for assessing the flow of information between our management and the board of directors and overseeing the annual approval process of the Investment Advisory Agreement, the Administrative Services Agreement, the Sub-Advisory Agreement and the Managing Dealer Agreement. The independent director committee is also responsible for addressing conflict of interest matters and directing the retention of any consultants that the board of directors may deem necessary or appropriate. Time is allotted at each quarterly meeting of our board of directors for the independent directors to meet and discuss any issues that they deem necessary or appropriate.  The independent directors may also choose to meet in executive session outside the presence of the interested directors during the course of other meetings of our board of directors or at other times as they deem necessary or appropriate. Our independent director committee held three meetings during 2012.

Audit Committee. Our audit committee consists of all of our independent directors. James H. Kropp serves as chairman of the audit committee. Our board of directors has determined that James H. Kropp is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee operates pursuant to a written charter and meets periodically as necessary. A copy of the audit committee’s charter is available on our website:    www.corporatecapitaltrust.com.   The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. Our audit committee held five meetings during 2012.

Nominating and Governance Committee. Our nominating and governance committee consists of all of our independent directors. Frederick Arnold serves as chairman of the nominating and governance committee. The nominating and governance committee operates pursuant to a written charter and meets periodically as necessary. A copy of the nominating and governance committee’s charter is available on our website:    www.corporatecapitaltrust.com   . The nominating and governance committee is responsible for selecting, researching, and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and governance committee will consider shareholders’ proposed nominations for directors. A shareholder who desires to recommend a nominee must submit a request in writing pursuant to the relevant provisions of our bylaws. Our nominating and governance committee will consider nominees recommended in writing by a shareholder (other than shareholder recommendations of himself or herself) to serve as directors, provided that: (i) such person is a shareholder of our company at the time he, she or it recommends such nominee and is entitled to vote at the meeting of shareholders at which directors will be elected; and (ii) the committee will make the final determination as to the qualifications of the individual to be nominated. The committee will evaluate each nominee recommended by a shareholder to serve as director in the same manner as it would evaluate potential nominees identified by the committee. Our nominating and governance committee held four meetings during 2012.

Board Leadership Structure

Our business and affairs are managed under the direction of our board of directors. Among other things, our board of directors sets broad policies for us and approves the appointment of our investment advisers, administrator and officers. The role of our board of directors, and of any individual director, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our board of directors may designate one of our directors as chair to preside over meetings of our board of directors and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our board of directors. Presently, Mr. Sittema serves as chairman of our board of directors and is an “interested person” by virtue of his professional association with CNL Financial Group. We believe that it is in the best interests of our shareholders for Mr. Sittema to serve as chair of our board of directors because of his significant experience in matters of relevance to our business. Our board of directors has determined that the compositions of the audit committee and the independent director committee are appropriate means to address any potential conflicts of interest that may arise from the chair’s status as an interested person of us. We believe that our board of directors’ flexibility to determine its chair and reorganize its leadership structure from time to time is in the best interests of us and our shareholders.

Each year, our independent directors will designate an independent director to serve as the lead independent director on our board of directors. The designation of a lead independent director is for a one-year term. If the lead independent director is unavailable for a meeting, his or her immediate predecessor will serve as lead independent director for such meeting. The lead independent director will preside over meetings of our independent director committee. The lead independent director will also serve as a liaison between our independent director committee and our management on a wide variety of matters, including agenda items for our board of directors meetings. Designation as such does not impose on the lead independent director any obligations or standards greater than or different from those of our other directors.

All of the independent directors play an active role on the board of directors. The independent directors compose a majority of our board of directors and are closely involved in all material deliberations related to us. Our board of directors believes that, with these practices, each independent director has an equal involvement in the actions and oversight role of our board of directors and equal accountability to us and our shareholders. Our independent directors meet separately (i) as part of each regular board of directors meeting and (ii) with our chief compliance officer, as part of at least one board of directors meeting each year. Our independent director committee may hold additional meetings at the request of the lead independent director or another independent director.

Our board of directors believes that its leadership structure—a chair of our board of directors who is separate from our chief executive officer, a lead independent director and committees led by independent directors—is the optimal structure for us at this time. Our board of directors, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

Our board of directors oversees our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Our board of directors implements its risk oversight function both as a whole and through its committees. In the course of providing oversight, our board of directors and its committees receive reports on our Advisors’ activities, including reports regarding our investment portfolio and financial accounting and reporting. Our board of directors also receive a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of our Advisors, Managing Dealer, administrator and transfer agent. The audit committee’s meetings with our independent public accounting firm also contribute to its oversight of certain internal control risks. In addition, our board of directors meets periodically with our Advisors to receive reports regarding our operations, including reports on certain investment and operational risks, and our independent directors are encouraged to communicate directly with senior members of our management.

Our board of directors believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of us, our Advisors and our other service providers.

Our Investment Advisors and Executive Officers

As an externally managed business development company, we rely on the services of CNL as investment advisor under the Investment Advisory Agreement and the services of KKR as investment advisor under the Sub-Advisory Agreement. CNL also provides administrative services to us under the Administrative Services Agreement. In connection with its services, CNL has also agreed to provide us with personnel to serve as our appointed officers. While associated with CNL, our appointed executive officers serve on behalf of our company and consist of our chief executive officer, president, chief financial officer, senior vice president and chief compliance officer. We do not pay any compensation to any of our executive officers, with the exception of agreed-upon reimbursement payments to CNL pursuant to the Administrative Services Agreement for the professional services provided by our chief compliance officer and chief financial officer.

Messrs. Sittema and Falk, our two interested directors, are among the senior executives of CNL and KKR who provide services to us on behalf of our investment advisors. Biographies for the senior members of the CNL and KKR teams who provide services to us are set out below. These include the individuals who will be responsible for the overall management of our activities and the day-to-day management of our investment portfolio. Unless otherwise noted, the address for each executive officer is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, Florida 32801.

Robert A. Bourne serves as a director of CNL. Mr. Bourne also serves as director and vice chairman of CNL Financial Group, Inc. and as director and/or an officer of various affiliates of CNL Financial Group, including CNL Capital Markets Corp., CNL Securities Corp., and CNL Bancshares, Inc. Previously Mr. Bourne served as CNL Financial Group, Inc.’s president from 1995 to November 2006 and treasurer from 1984 to March 2006 and served as CNL Securities Corp.’s chief executive officer from 2004 to December 2009. Mr. Bourne served as a director, vice chairman of the board of directors, and treasurer of CNL Lifestyle Properties, Inc., a public, non-traded real estate investment trust from 2003 to 2012 and currently serves as a director of CNL Lifestyle Advisor Corporation, its adviser. Mr. Bourne served as a director, vice chairman of the board of directors, and treasurer of CNL Healthcare Trust, Inc., a public, non-traded real estate investment trust from 2010 to 2012 and currently serves as a director and vice chairman of the board of directors of CNL Healthcare Corp., its adviser. Mr. Bourne served as chief executive officer of Global Growth Trust, Inc. from 2008 to 2012 and Global Income Trust, Inc. from 2009 to 2012, both of which are public, non-traded REIT’s. Mr. Bourne previously served as a director and vice chairman of the board of directors of multiple real estate investment trusts, including CNL Hotels & Resorts, Inc., CNL Retirement Properties, Inc., Trustreet Properties, Inc., and CNL Restaurant Properties, Inc. and was trustee and chairman of the board of trustees of The CNL Funds, an open-end mutual fund. Mr. Bourne currently serves on the Lake Highland Preparatory School Foundation board of directors; Steadman Philippon Research Institute board of directors. Mr. Bourne graduated with honors from Florida State University with a B.A. in Accounting.

Andrew A. Hyltin serves as our Chief Executive Officer. Mr. Hyltin also currently serves as chief executive officer and investment committee member of CNL, positions that he has held since 2010.  From 2009 to 2012, Mr. Hyltin also served as President of CNL. Mr. Hyltin joined CNL Financial Group, Inc. in 2001 and has extensive commercial lending and investment banking experience. Mr. Hyltin is also currently president and chief investment officer of CNL Private Equity Corp, formerly the parent entity of CNL. In this role, Mr. Hyltin is responsible for the overall management of its portfolio of private offerings and alternative investments. From April 2009 to March 2010, Mr. Hyltin served as president to The CNL Funds, an open-end mutual fund. Mr. Hyltin also serves as a director of the Florida Opportunity Fund, a non-profit corporation developed in response to the Florida Capital Formation Act that seeks to increase early stage capital and technology commercialization in Florida. Mr. Hyltin has a B.A. in Finance from Texas Christian University.

Steven D. Shackelford serves as our President. Mr. Shackelford also currently serves as President of CNL. Mr. Shackelford joined CNL Financial Group in 1996 and, since that time, has served as chief financial officer and/or chief operating officer for multiple companies affiliated with CNL Financial Group where he focused on strategic, financial and operational management and gained extensive expertise in leading and managing public companies.  Specifically, from March 2009 to March 2013, Mr. Shackelford served as chief financial officer of CNL Global Growth Properties, Inc. and Global Income Trust, Inc., which are public, non-traded real estate investment trusts.  From March 2007 to December 2008, Mr. Shackelford served as chief financial officer and chief operating officer of CNL Real Estate Advisors Company, an affiliate of CNL.  From February 2005 to February 2007, Mr. Shackelford served as chief financial officer and chief operating officer of Trustreet Properties, Inc., which at the time traded on the New York Stock Exchange under the ticker symbol TSY and was the largest company of its kind in the United States.  Prior to Trustreet, Mr. Shackelford served as chief operating officer and executive vice president of CNL Restaurant Properties, Inc., which he joined in September 1996 after 10 years with Price Waterhouse, where he was senior manager in the national office as well as the Paris, France office.  Mr. Shackelford received his undergraduate degree in accounting and an M.B.A. from Florida State University.  He is a certified public accountant.

Paul S. Saint-Pierre serves as our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary. Mr. Saint-Pierre also currently serves as chief financial officer, treasurer and senior vice president of CNL. Mr. Saint-Pierre joined CNL Financial Group in January 2007 and has significant investment research and strategy, investment banking, financial management and reporting experience. From February 2007 to March 2010, Mr. Saint-Pierre served as Treasurer to The CNL Funds, an open-end mutual fund. From January 2007 to December 2008, Mr. Saint-Pierre served as senior vice president and chief financial officer of CNL Fund Management Company, a sub-adviser to a public, non-traded real estate investment trust. From 2005 to January 2007, Mr. Saint-Pierre served as chief financial officer of Hovnanian Land Investment Group, a land development and institutional investment firm. Mr. Saint-Pierre received his B.A. from Michigan State University and an M.B.A. from University of California, Berkeley.

William C. Sonneborn joined KKR & Co. in 2008 and is head of KKR and CEO of KKR Financial Holdings LLC. He is a member of the ultimate general partner of Kohlberg Kravis Roberts & Co. He is a member of the Leveraged Credit, Private Credit, and Special Situations Investment Committees. Prior to joining KKR & Co., he was with The TCW Group, Inc. most recently as President and Chief Operating Officer and CEO of The TCW Funds, Inc. and a member of the executive committee of Société Général Asset Management, S.A. Previously, he worked at Goldman, Sachs & Co. in both New York and Hong Kong, where he was predominantly focused on executing mergers & acquisitions for financial institutions. Mr. Sonneborn graduated with honors from Georgetown University. He is involved with a variety of non-profit organizations and serves as a director or trustee of the Lucile Packard Foundation for Children's Health at Stanford University, the San Francisco Zoo, Saint John's Health Center Foundation and the Los Angeles Council of the Boy Scouts of America.

Jean-Marc Ciancimino joined KKR & Co. in 2008 with particular responsibility for the European dimension of KKR Mezzanine Partners. Prior to KKR & Co. he was with GSC Group in their European Mezzanine business where he was a Managing Director responsible for sourcing and evaluating middle and large market transactions. After spending several years in the Leveraged Finance Group of Bankers Trust, Mr. Ciancimino moved to the principal side in 1999 investing in European mezzanine for Prudential in London as an Associate Director. Mr. Ciancimino started his career in finance at Citibank. He holds degrees from Cambridge and London Universities.

Christopher A. Sheldon joined KKR & Co. in 2004 and is co-head of leveraged credit and a member of the Portfolio Management Committee at KKR. Prior to his current role at KKR, Mr. Sheldon was responsible for opening KKR’s London office in 2007 and for covering a number of sectors, including Technology, Media, Cable and Telecom. Before joining KKR & Co., Mr. Sheldon was a Vice President and Senior Investment Analyst with Wells Fargo’s High Yield Securities Group. Mr. Sheldon previously worked at Young & Rubicam Advertising and at SFM Media Corporation in their media-planning department. Mr. Sheldon has a B.A. from Denison University.

Jamie M. Weinstein joined KKR & Co. in 2005 and is the co-head of special situations investing, which includes the KKR & Co.’s global activities in public and private distressed and structured principal investments. He is also a member of KKR’s Portfolio Management Committee. Previously, he was a portfolio manager with responsibility across KKR’s credit strategies. He also has extensive experience as a research analyst managing the financial services, healthcare and commercial real estate sectors. Prior to joining KKR & Co., Mr. Weinstein was with Tishman Speyer Properties as Director of Acquisitions for Northern California and The Boston Consulting Group as a strategy consultant. He received a B.S.E. degree cum laude in Civil Engineering and Operations Research from Princeton University and a M.B.A. from the Stanford University Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Weinstein serves as a Trustee of the Contemporary Jewish Museum in San Francisco and is actively involved in the Jewish Community Federation of San Francisco on its Endowment Investment Committee and Capital Planning Committee.

Nathaniel L. Yap joined KKR & Co. in 2004, bringing over twelve years of investment experience to his position as a Director in credit strategies at KKR.  Prior to joining KKR & Co., he worked in High Yield Securities at J.P. Morgan, following the paper, packaging, and chemicals industries.  Previously, Mr. Yap worked as a senior investment analyst in High Yield and Distressed Securities at Wells Fargo, where he was responsible for investment decisions related to industrial and manufacturing companies.  Mr. Yap holds a B.S. in Civil Engineering from Cornell University, an M.B.A. from the Wharton School at the University of Pennsylvania, and is a C.F.A. Charterholder.

Nathaniel M. Zilkha joined KKR & Co. in 2007 and is the global co-head of special situations investing. Prior to joining KKR & Co., Mr. Zilkha was a member of the Principal Investment Area of Goldman, Sachs & Co., where he invested in private equity and principal debt transactions. He is currently on the board of directors of Harden Healthcare. Mr. Zilkha graduated cum laude from Princeton University.

ADVISORY AGREEMENTS AND FEES

Our investment process is a collaborative effort between CNL and KKR and benefits from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. CNL is responsible for the overall management of our activities and KKR is responsible for the day-to-day management of our investment portfolio. CNL provides its services under the Investment Advisory Agreement and under the Administrative Services Agreement with us, and KKR provides its services under the Sub-Advisory Agreement with CNL and us. The activities of both of our Advisors are subject to the supervision and oversight by our board of directors.

CNL oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, investor relations, and other administrative services.  CNL also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our shareholders and reports filed with the SEC.  In addition, CNL assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

For providing these services, facilities and personnel, we reimburse CNL for administrative expenses it incurs in performing its obligations.  The amount of this reimbursement is set at the lesser of (1) CNL’s actual costs and (2) the amount that we would be required to pay for comparable administrative services in the same geographic location.  CNL is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics.  Our board of directors will assess the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available.  In addition, our board of directors will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality.  Finally, our board of directors will compare the total amount paid to CNL for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse CNL for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of CNL.

Advisory Services

Under the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement, our Advisors are responsible for the following:

•	determining the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such strategies;

•	identifying, evaluating, negotiating and structuring the investments we make;

•	performing due diligence on prospective portfolio companies;

•	executing, closing, servicing and monitoring the investments we make;

•	determining the securities and other assets that we will purchase, retain or sell; and

•	providing us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our capital.

KKR is primarily responsible for initially identifying, evaluating, negotiating and structuring our investments. These activities are carried out by its investment teams and are subject to the oversight of KKR’s senior investment personnel. Each investment that we make requires the approval of both our Advisors. Certain affiliated co-investment transactions may require the additional approval of our independent director committee.

Additionally, as a business development company, we must offer managerial assistance to our portfolio companies. This managerial assistance may include monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of our eligible portfolio companies and providing other organizational and financial guidance. Our Advisors or our administrator make available such managerial assistance, on our behalf, to our eligible portfolio companies whether or not they request this assistance. We may receive fees for these services and will reimburse our Advisors for their allocated costs in providing such assistance, subject to review and approval by our board of directors.

Administrative Services

Under the terms of the Administrative Services Agreement, and on our behalf, CNL performs or oversees the performance of various administrative services that we require. These include investor services, general ledger accounting, fund accounting, maintaining required financial records, calculating our net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating shareholder reports and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. CNL provides us with facilities and access to personnel necessary for our business and these services. For providing these services, facilities and personnel, we reimburse CNL for administrative expenses it incurs in performing its obligations.

Term; Effective Date

Each of the Investment Advisory Agreement, the Sub-Advisory Agreement and the Administrative Services Agreement was approved by our board of directors on March 16, 2011 and became effective as of the date that we met our minimum offering requirement, which was on June 16, 2011. After an initial two-year term, such agreements must be re-approved annually by our board of directors (including a majority of our independent directors), or the holders of a majority of our outstanding voting securities.  On March 12, 2013, our board of directors, including our independent directors, approved the renewal of each of these agreements for an additional one-year term through March 18, 2014, subject to earlier termination in accordance with their respective terms. The renewal approvals were made in accordance with, and on a basis of an evaluation satisfactory to our board of directors as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder. In evaluating these agreements, our board of directors considered a number of factors, including: (1) the nature, quality and extent of the advisory and other services to be provided by CNL and KKR; (2) our investment performance; (3) comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives and (4) information about the services to be performed and the personnel performing such services under each of the agreements.

Each of the Investment Advisory Agreement, the Sub-Advisory Agreement and the Administrative Services Agreement will automatically terminate in the event of its assignment. In accordance with the 1940 Act, we may terminate the Investment Advisory Agreement and the Administrative Services Agreement with CNL and cause CNL to terminate the Sub-Advisory Agreement with KKR upon 60 days’ written notice. The decision to terminate any agreement may be made by a majority of our independent directors or the holders of a majority of the outstanding shares of our common stock. CNL and KKR have separately agreed between themselves that, in the event that one of them is removed by us as investment advisor other than for cause, the other will also terminate its advisory agreement with us.

CNL is permitted to voluntarily terminate the Investment Advisory Agreement and the Administrative Services Agreement, and KKR is permitted to voluntarily terminate the Sub-Advisory Agreement, upon 120 days’ prior written notice. CNL may not terminate the Sub-Advisory Agreement without the consent of our independent directors or the holders of a majority of the outstanding shares of our common stock.

Investment Advisory Fees

We pay CNL a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. CNL compensates KKR for advisory services that it provides to us with 50% of the fees that CNL receives from us under the Investment Advisory Agreement. We believe that this fee structure benefits shareholders by aligning the compensation of both of our Advisors with our overall investment performance. The cost of both the management fee and the incentive fee is ultimately borne by our shareholders.

Management Fee

The management fee is calculated at an annual rate of 2% of our average gross assets and it is payable monthly in arrears. The determination of average gross assets reflects changes in the fair market value of portfolio investments.

Incentive Fee

The incentive fee comprises two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and shall be determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement and the Sub-Advisory Agreement are in effect. In the case of a liquidation or if the Investment Advisory Agreement or Sub-Advisory Agreement is terminated, the fee will also become payable as of the effective date of the event.

The subordinated incentive fee on income for each quarter is calculated as follows:

•
No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on our average adjusted capital. We refer to this as the quarterly preferred return.

•
All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% on our average adjusted capital in any quarter, is payable to the Advisors. We refer to this portion of our subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.1875% on our average adjusted capital in any quarter.

•
For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% on our average adjusted capital, the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•
Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus our operating expenses for the quarter, including the management fee, expenses payable under the Administrative Services Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding (i) the incentive fee, (ii) any expense support payments under our Expense Support and Conditional Reimbursement Agreement with the Advisers ( see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Contractual Obligations —Expense Support Agreement”), (iii) any reimbursement by us of expense support payments, and (iv) any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

•
Adjusted capital is defined as (a) cumulative proceeds generated from sales of our common stock, including proceeds from our distribution reinvestment plan, net of sales loads (sales commissions and marketing support fees) and (b) reduced for (i) distributions paid to our shareholders that represent return of capital and (ii) amounts paid for share repurchases pursuant to our share repurchase program.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on Income

Pre-Incentive Fee Net Investment Income
(expressed as a percentage of average adjusted capital)

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee

The incentive fee on capital gains is earned on liquidated investments and shall be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement and the Sub-Advisory Agreement are in effect. In the case of a liquidation, or if the Investment Advisory Agreement or Sub-Advisory Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal 20% of our realized capital gains on a cumulative basis from inception, net of (i) all realized capital losses and unrealized depreciation on a cumulative basis from inception and (ii) the aggregate amount, if any, previously paid incentive fees on capital gains as calculated in accordance with GAAP (subject to the limitation discussed in the next sentence).  From and after January 1, 2013, for purposes of computing the performance-based incentive fee payable to the Advisors, we disregard any gains associated with the TRS interest spread (which represents the difference between (i) the interest and fees received on total return swaps, and (ii) the interest paid to the total return swaps counterparty on the settled notional value of total return swaps), and we only consider the net realized gains or losses on the termination or maturity of total return swaps for the purpose of testing and computing incentive fees on capital gains that may be payable annually to the Advisors.

For a description of our potential liquidity events, see “Company Profile—Shareholder Liquidity Strategy” on page 48.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.75% on average adjusted capital for a quarter, we will pay the applicable incentive fee even if we have incurred a net loss in the quarter due to a realized or unrealized capital loss. Our Advisors will not be under any obligation to reimburse us for any part of the incentive fee they receive that is based on prior period accrued income that we never receive as a result of a subsequent decline in the value of our portfolio or any borrower default.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. The fees are calculated using a detailed policy and procedure approved by our Advisors and our board of directors, including a majority of the independent directors, and such policy and procedure are consistent with the description of the calculation of the fees set forth above.

Our Advisors may elect to defer or waive all or a portion of the fees that would otherwise be paid to them in their sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Advisors may determine in their sole discretion. To the extent that KKR elects to receive its allocable share of the fees in a particular form or waive or defer all or any portion of its allocable share of the fees, CNL will make the election on its behalf and any amounts due to KKR under the Sub-Advisory Agreement will be adjusted accordingly.

Examples of the two-part incentive fee:

Example – Subordinated Incentive Fee on pre-incentive fee net investment income for each quarter

Scenarios expressed as a percentage of average adjusted capital	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income	0.5500%	1.9500%	2.8000%
Catch up incentive fee (maximum of 0.4375%)	—	(0.2000)%	(0.4375)%
Split incentive fee (20% above 2.1875%)	—	—	(0.1225)%
Net Investment income	0.5500%	1.7500%	2.2400%

Scenario 1 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Scenario 2 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.75% preferred return at 0.2%.

Scenario 3 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 0.4375% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up.” This provides a 0.56% incentive fee which represents 20% of pre-incentive fee net investment income.

Example – Incentive Fee on Capital Gains

Assumptions

Year 1:	No net realized capital gains or losses
Year 2:
6% realized capital gains and 1% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 20% x (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 20% x (0)
= 0
= No Incentive Fee on Capital Gains

Year 2 Incentive Fee on Capital Gains	= 20% x (6% -1%)
= 20% x 5%
= 1%

Indemnification of Our Advisors

The Investment Advisory Agreement provides that each Advisor and its officers, directors, persons associated with each Advisor, shareholders (and owners of the shareholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of such Advisor’s duties or obligations under the Investment Advisory Agreement or the Sub-Advisory Agreement, as applicable, or otherwise as our investment adviser, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in such Advisor’s performance of such duties or obligations, or such Advisor’s reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our articles of incorporation, the 1940 Act, the laws of the State of Maryland and other applicable law.

USE OF PROCEEDS

We will use the net proceeds from this offering to make investments in accordance with the investment objective and strategies described in this prospectus. These proceeds also may be used for working capital. Net proceeds received by us from the sale or liquidation of assets, are expected to be reinvested by us in assets in accordance with our investment objectives and investment strategies.

Based on prevailing market conditions, we anticipate that we will invest the proceeds from each subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. During this time, we may also use a portion of the net proceeds to reduce our borrowings under revolving credit agreements, to pay our operating expenses and fund distributions to shareholders. In addition, during this time, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering if we sell: (1)  $760  million worth of shares through the remainder of the offering, and (2) the maximum number of shares registered in this offering, or 150,000,000 shares, both at the current offering price of $11.10 per share. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the current public offering price of the common stock and the actual number of shares of common stock, if any, we sell in the offering.

The amounts in the table below assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and marketing support fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries, and sales to our affiliates. The reduction in these fees, as appropriate, will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because the amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$760 Million Capital Raise		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$759,619,709	100.0%	$1,665,000,000	100.0%
Less:
Selling commissions	$53,173,180	7.0	$116,550,000	7.0
Marketing support fee	$22,788,591	3.0	$49,950,000	3.0
Offering expenses	$8,355,817	1.1	$14,341,167	0.9
Net Proceeds/Amount Available for Investments	$675,301,921	88.9%	$1,484,158,833	89.1%

In addition to the sales load, we estimate that we will incur in connection with this offering approximately $8.4  million of expenses (approximately 1.1% of the gross proceeds), assuming gross proceeds of $760  million from an assumed 68,434,208  common shares sold at $11.10 per share; and approximately $14.3 million of expenses (approximately 0.86% of the gross proceeds) if the maximum number of common shares is sold at $11.10 per share.

DISTRIBUTIONS

On June 8, 2011, we began authorizing and paying monthly distributions to our shareholders. We will distribute pro rata to our shareholders funds received by us that we deem unnecessary for us to retain. Any distributions to our shareholders will be declared out of assets legally available for distribution. We expect to continue making monthly distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our shareholders are appropriate.

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee reductions by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings.  We have not established limits on the amount of funds we may use from any available sources to make distributions.  Our distributions in our initial year of investment operations resulted from operating expense support payments by our Advisors to us that we are obligated to repay within three years.  You should understand that such distributions were not based on our investment performance.  You should also understand that our repayments to our Advisors in future periods will reduce the distributions that you would otherwise be entitled to receive.  There can be no assurance that we will achieve the performance necessary to sustain our distributions, or that we will be able to pay distributions at a specific rate or at all.  Our Advisors have no obligation to reduce their advisory fees or otherwise reimburse expenses in future periods.

The following table presents the total cash distributions declared per share of common stock outstanding during the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013:

	Cash Distributions Declared Per Share
Quarter	2013	2012	2011
First	$0.195052	$0.185700	$—
Second	NA	0.189878	—
Third	NA	0.189878	0.175006
Fourth	NA	0.189878	0.191492
Total	NA	$0.755334	$0.366498

The general sources of paid distributions attributable to the years ended December 31, 2012 and December 31, 2011 were as follows:

	2012		2011
Sources of Paid Distributions:	Amount	Percentage	Amount	Percentage
Investments operations	$23,321,854	100.0%	$5,113	0.6%
Expense support from Advisors	—	—	850,557	99.4%
Borrowings	—	—	—	—
Paid-in capital (tax return of capital)	—	—	—	—
Total Paid Distributions	$23,321,854	100.0%	$855,670	100.0%

The tax character of paid distributions attributable to the years ended December 31, 2012 and December 31, 2011 were as follows:

	2012			2011
Paid Distributions attributable to:	Amount	Percentage		Amount	Percentage
Ordinary income	$22,984,443	98.6%	(1)	$855,670	100.0%
Realized long term capital gains	337,411	1.4		—	—
Total	$23,321,854	100.0%		$855,670	100.0%
Percentage of taxable income before deduction for dividends paid	97%			88%

(1) Including short term capital gains of 13.4%.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution is mailed to our shareholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, and intend to qualify annually, as a RIC under the Code. To maintain RIC tax treatment, we must distribute at least 90% of our net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of sub-chapter M. If a RIC makes a spillover dividend the amounts will be included in the 1099s for the year the spillback distribution is paid (stated differently there is no impact of a spillback distribution to the shareholder).

In order to minimize certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.    See   “Tax Matters.”

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock.    See   “Distribution Reinvestment Plan.”

SELECTED FINANCIAL DATA

The following selected financial data for the three months ended March 31, 2013, for the years ended December 31, 2012 and 2011, and for the period from June 9, 2010, (Inception) to December 31, 2010 is derived from our consolidated financial statements. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” included elsewhere in this prospectus.

	(U.S. dollar amounts in thousands, except per share data)
				Period from
				June 9, 2010
	Three Months Ended	Year Ended December 31,		(Inception) to
	March 31, 2013	2012	2011	December 31, 2010
Statement of operations data:
Investment income	$15,349	$35,582	$959	$—
Operating expenses
Total expenses	12,810	19,651	1,481	—
Reimbursement of expense support	1,136	1,829	—
Advisors’ Expense support	—	(1,590)	(1,376)	—
Net expenses	13,946	19,890	106	—
Net investment income	1,403	15,692	853	—
Realized and unrealized gain	22,040	9,962	529	—
Net increase in net assets resulting from operations	23,443	$25,654	$1,382	$—
Per share data:
Net investment income - basic and diluted	$0.02	$0.50	$0.67
Net increase in net assets resulting from operations—basic and diluted	$0.33	$0.82	$1.09
Distributions declared	$0.20	$0.76	$0.37
Balance sheet data:
Total assets	$1,145,984	$850,324	$116,223	$200
Credit facility	$219,440	$159,620	$25,340	—
Total net assets	$806,822	$611,484	$65,163	$200
Other data:
Total investment return-net price (1)	2.54%	14.2%	6.5%	—
Total investment return-net asset value (2)	3.65%	14.3%	6.5%
Number of portfolio companies at period end	128	126	110	—
Total portfolio investments for the period	$236,159	$991,952	$106,811	—
Investment sales and prepayments for the period	$91,536	$410,530	$482	—

(1)
Total investment return-net price is a measure of total return for shareholders who purchased the Company’s common stock at the beginning of the period, including dividends declared during the period. Total investment return-net price is based on (i) the purchase of one share at the public offering price, net of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the cash payment for distributions payable, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. There is no public market for the Company’s shares and the market value at sale is assumed to be equal to net asset value per share on the last day of the period.  The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results.     Investment performance is presented without regard to sales load that may be incurred by our shareholders in the purchase of the Company’s shares of common stock.

(2)
Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including dividends declared during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. There is no public market for the Company’s shares.  The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results.   Investment performance is presented without regard to sales load that may be incurred by our shareholders in the purchase of the Company’s shares of common stock.

SENIOR SECURITIES

Revolving Credit Facility

CCT Funding is party to a revolving credit facility with Deutsche Bank and the other lenders from time to time thereto (the “Lenders”). Deutsche Bank serves as administrative agent under the credit facility. The credit facility provides for borrowings by CCT Funding in an aggregate amount up to $340 million on a committed basis. (   See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”)

As of December 31, 2012, approximately $159.62 million was borrowed and outstanding under the revolving credit facility, and, as of March 12, 2013, approximately $219.44 million was borrowed and outstanding under the credit facility.

Total Return Swap

On November 15, 2012, Halifax Funding, our newly-formed, wholly-owned, special purpose financing subsidiary entered into a TRS arrangement with The Bank of Nova Scotia (“BNS”), which consist of a set of agreements that are collectively referred to herein as the TRS Agreements.   Pursuant to the terms of the TRS Agreements, Halifax Funding may select a portfolio of single-name corporate loans and bonds with a maximum aggregate notional amount of $500 million. Halifax Funding is required to initially cash collateralize a specified percentage of each loan or bond (generally, at least 40% of the notional amount of such loan or bond) in accordance with margin requirements described in the TRS Agreements.

For purposes of determining our compliance with the asset coverage ratio test applicable to us as a business development company, we regard the TRS total notional amount at the end of the period, less the total amount of cash collateral posted under the TRS, as a senior security for the life of the TRS. (   See   “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Total Return Swaps.”)

As of December 31, 2012, the total notional amount of the portfolio of TRS reference assets was $164.01 million, and the total amount of cash collateral posted under the TRS was $87.97 million, resulting in $76.04 million of deemed senior securities from the TRS arrangement.

All Senior Securities

Information about our senior securities, which includes both borrowings under our credit facility and TRS amount that we regard as senior securities, if any, is shown in the following table below as of December 31, 2011 and December 31, 2012. The information has been derived from our audited consolidated financial statements for each respective period.

Year Ended December 31,	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidation Preference per Unit (3)	Average Market Value per Unit (4)
2011	$25,340	3.57	—	N/A

2012	$235,658	3.59	—	N/A

(1)	Total amount (in thousands) of each class of senior securities outstanding at the end of the period presented.
(2)
Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, in relation to the aggregate amount of senior securities representing indebtedness.

(3)
The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)	Not applicable because senior securities are not registered for public trading.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in the registration statement.

Overview

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Maryland corporation on June 9, 2010, we are externally managed by our Advisors, CNL and KKR.  Our Advisors are responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Both Advisors are registered as investment advisers with the SEC.  CNL also provides the administrative services necessary for us to operate.

Investment Objective and Investments

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by investing primarily in the debt of privately owned U.S. companies (also referred to as “portfolio companies”) with a focus on originated transactions sourced through the networks of our Advisors. A substantial portion of our portfolio consists of senior and subordinated debt, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may also potentially purchase common or preferred equity interests in portfolio companies.

As of March 31, 2013, our investment program consisted of two main components.  First, since the inception of our investment activities we have been engaged in the direct purchase of debt securities primarily issued by portfolio companies, and these debt securities were acquired through both secondary market and primary issuance transactions.  We refer to this investment component as our “investment portfolio” in this prospectus. Second, beginning in November 2012, we have been increasing our economic exposure to portfolio companies by entering into a total return swap, or TRS, arrangement with a commercial bank counterparty and directing the creation of a portfolio of underlying corporate bonds and loans that serve as reference assets under the TRS. We refer to this investment component as our portfolio of TRS reference assets   or “TRS Portfolio” in this prospectus.  In the case of our TRS Portfolio, we receive all: (i) realized income and fees and (ii) realized capital gains generated by TRS reference assets.  In return, we must pay quarterly to the TRS counterparty a payment consisting of: (i) realized capital losses and (ii) financing costs that are based on a floating interest rate and the notional amount of TRS reference assets.  At the end of the TRS contract life, we will receive additional economic benefit if the net value of the TRS Portfolio appreciates relative to its notional amount.  Conversely, we will be required to pay the counterparty the amount, if any, by which the net value of the portfolio of TRS reference assets declines relative to its notional amount. We do not own, or have physical custody of, the TRS reference assets. The TRS reference assets are not direct investments by us.

The level of our investment activity can and does vary substantially from period to period depending on many factors, including: the amount of equity capital we raise from offering common stock in our company, the amount of capital we may borrow under our revolving credit facility, the investment parameters of our TRS a greements, the amount of debt and equity capital available at large from various potential capital providers to finance the business activities of portfolio companies, the demand for debt from creditworthy privately owned U.S. companies, the level of merger, acquisition and refinancing activity involving private companies, the availability of credit to finance transactions, the general economic environment, and competitive environment for the types of investments we currently seek and intend to seek in the future.

As a business development company, we are required to comply with certain regulatory requirements. For instance, we may not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant SEC rules, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million. These rules also permit us to include as qualifying assets certain follow-on investments in companies that were eligible portfolio companies at the time of initial investment but that no longer meet the definition of eligible portfolio company at the time of the follow-on investment.

Revenues

We generate revenue primarily in the form of interest on the debt securities of portfolio companies that we acquire and hold for investment purposes. Our investments in debt securities generally have an expected maturity of three to ten years, although we have no lower or upper constraint on maturity, and typically bear interest at fixed or floating rates. Interest on our debt securities is generally payable quarterly or semi-annually. In some cases, our debt investments may partially defer cash interest payments with payment-in-kind provisions. Any outstanding principal amount of our debt securities and any accrued but unpaid interest will generally become due at the maturity date. In addition, we may generate revenue in the form of prepayment fees, commitment fees, origination fees, and fees for providing significant managerial assistance.  While the TRS reference assets generate interest income and fees, such amounts, net of the financing amounts we pay quarterly to the TRS counterparty, are recognized as realized gains pursuant to GAAP.

Operating Expenses

Our primary operating expenses include the payment of a base management fee and, depending on our operating results, performance-based incentive fees, reimbursable expenses under the investment advisory agreement, interest expense and financing fees, amortization of deferred offering expenses, fund administrative expenses, and third-party expenses incurred under the administrative services agreement and custody/accounting agreements.

The base management fee and performance-based incentive fees compensate the Advisors for their efforts and resources in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all costs and expenses of our operations and transactions (other than expenses reimbursed by our Advisors under the Expense Support Agreement).     See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations —Expense Support Agreement” for further details about the Expense Support Agreement.

Financial and Operating Highlights

At March 31, 2013	($ in millions except per share data)
Total consolidated assets	$1,145.98
Adjusted total assets (Total consolidated assets net of payable for investments purchased)	$1,037.69
Investment in portfolio companies	$856.90
Borrowings - credit facility	$219.44
Borrowings - TRS deemed senior securities	$165.90
Net assets	$806.82
Average net assets	$703.01
Average credit facility borrowings	$216.16
Net asset value per share	$9.91
Leverage ratio (Borrowings/Adjusted total assets)	37%

Portfolio Activity for the Three Months Ended March 31, 2013
Cost of investments purchased	$236.16
Sales, principal payments and other exits	$91.54
Number of portfolio companies at end of period	128
Net investment income	$1.40
Net realized gains on investments and foreign currency transactions	$1.89
Net change in unrealized appreciation on investments, derivative instruments and foreign currency translation	$20.15
Net increase in net assets from operations	$23.44
Total distributions declared	$13.74
Net investment income before incentive fees per share	$0.08
Net investment income per share	$0.02
Earnings per share	$0.33
Distributions declared per share outstanding for the entire period	$0.20

Common Stock Offering Summary for the Three Months Ended March 31, 2013
Gross proceeds	$198.10
Net proceeds to Company	$179.60
Average net proceeds per share	$9.92
Shares issued in connection with common stock offering	18.10

	($ in millions except per share data)
Year ended December 31,	2012	2011
Total assets	$850.32	$116.22
Adjusted total assets (Total assets net of payable for investments purchased)	$777.89	$91.51
Investment in portfolio companies	$697.67	$106.59
Borrowings - credit facility	$159.62	$25.34
Borrowings - TRS deemed senior securities	$76.04	$—
Net assets	$611.48	$65.16
Average net assets	$304.26	$20.93
Average credit facility borrowings	$110.07	$4.08
Net asset value per share	$9.75	$9.21
Leverage ratio (Borrowings/Adjusted total assets)	30%	28%

Portfolio Activity for the Year Ended December 31,	2012	2011
Cost of investments purchased	$991.95	$106.81
Sales, principal payments and other exits	$410.53	$0.48
Number of portfolio companies at end of period	126	110
Net investment income	$15.69	$0.85
Net realized gains on investments and foreign currency transactions	$3.04	$0.01
Net change in unrealized appreciation on investments, derivative instruments and foreign currency translation	$6.92	$0.52
Net increase in net assets from operations	$25.65	$1.38
Total distributions declared	$23.32	$0.86
Calendar year paid distribution as % of taxable income	97%	88%
Net investment income before incentive fees per share	$0.56	$0.89
Net investment income per share	$0.50	$0.67
Earnings per share	$0.82	$1.09
Distributions declared per share outstanding for the entire period	$0.76	$0.37

Common Stock Offering Summary for the Year Ended December 31,	2012	2011
Gross proceeds	$588.37	$70.90
Net proceeds to Company	$532.86	$64.17
Average net proceeds per share	$9.77	$9.14
Shares issued in connection with offering	54.52	7.02

Business Environment

Over the f i r s t quarter of

2013, capital flows into the debt markets remained robust and bond and loan issuance and refinancing volumes increased, all contributing to strong price appreciation among the credit indices.  The S&P Leveraged Loan Index, a measure of senior secured debt, increased 2.07% during the f i r s t quarter of 201 3 and the Merrill Lynch High Yield Master II, a measure of subordinated debt, increased 2.85% over the same period. Furthermore, interest rates continued their descent in the first quarter of 2013, evidenced by the three-month LIBOR decreasing 2 basis points (“bps”) in the f i r s t quarter of 201 3 and 18 bps from the same period last year, to finish the period at 0.28%. We also continued to witness credit spreads tightening in the high yield debt markets and overall increased appetite for risk from certain investors in the search for yield.

These factors, along with others, reduced the yields on U.S. fixed rate high-yield bonds to an all-time low and our Advisors believe that in the first quarter of 2013, floating rate investments offered more favorable risk adjusted returns relative to fixed rate investments.  Our Advisors believe that thoughtful issuer and security selection will be of paramount importance during the months ahead.  Our Advisors intend to continue to allocate investments to what they believe are the most attractive opportunities across the corporate credit quality spectrum and corporate capital structure, while positioning the Company’s portfolio to be partially responsive to increases in interest rates, in any, over the intermediate term.

Our Advisors believe that there remains a long-term market investment opportunity in primary corporate debt issuances and other less liquid transactions. As new banking regulations such as Basel III and Dodd-Frank require financial institutions to meet new increased capital requirements, our Advisors believe the confluence of both legislative and regulatory measures will make it more difficult and inefficient for commercial banks to supply all of the capital to meet the financing needs of growing medium- to large-sized companies.  This in our Advisors' view will continue to provide us with an attractive market investment opportunity to deploy capital through primary corporate debt issuance and other less liquid securities to this growing segment of the U.S. economy.

Portfolio Investment Activity

Investment Activity for the Three Months Ended March 31, 2013

The following table summarizes our investment activity for the three months ended March 31, 2013, excluding our short term investments.

Investment Activity Summary for the Three Months Ended March 31, 2013 ($ in millions)
	Investment Portfolio	TRS Portfolio
Total Fair Value	$856.90	$346.33
Incremental Investment Activity	$236.16	$188.00
Investment Sales	$49.52	$21.39
No. Portfolio Companies	128	73
Portfolio Company Additions	19	32
Portfolio Company Exits	17	6
No. Debt Investments	166	85
Debt Investment Additions	44	51
Debt Investment Exits	40	20
No. Equity Investments	3	—

The fair value of our investment portfolio, excluding our short term investments, increased by 22.8% during the three months ended March 31, 2013 and the fair value of our TRS Portfolio increased by 110.2% during the same period.  This growth was achieved through a combination of incremental investments and price appreciation in the underlying investments.  While the investment portfolio and the TRS Portfolio are accounted for and presented as two distinct portfolios, the two portfolios had 23 debt investment positions and 35 portfolio companies in common as of March 31, 2013.

The information presented in the following table is for further analysis of our investment portfolio and our TRS Portfolio. However, our investment program is not managed with any specific investment diversification or dispersion target goals. The following table summarizes the composition of our investment portfolio and our TRS Portfolio based on fair value as of March 31, 2013, excluding our short term investments.

Fair Value Summary As of March 31, 2013
Asset Category	Investment Portfolio at Fair Value	Percentage of Investment Portfolio	TRS Portfolio at Fair Value	Percentage of TRS Portfolio
Senior debt securities	$647,015,592	75.5%	$285,814,006	82.5%
Subordinated debt securities	204,291,490	23.8	60,514,548	17.5
Total debt securities	851,307,082	99.3	346,328,554	100.0
Common stock	511,755	0.1	—	—
Preferred stock	5,082,916	0.6	—	—
Total equity securities	5,594,671	0.7	—	—
Total	$856,901,753	100.0%	$346,328,554	100.0%

The following table summarizes the composition of our investment portfolio based on amortized cost and the notional amount of the TRS Portfolio as of March 31, 2013. The primary investment concentrations include (i) senior debt and (ii) subordinated debt securities. The debt investments in our investment portfolio were purchased at an average price of 99.9% of par value.

Investment Portfolio Cost and TRS Notional Amount Summary As of March 31, 2013
Asset Category	Investment Portfolio at Amortized Cost	Percentage of Investment Portfolio	TRS Portfolio at Notional Amount	Percentage of TRS Portfolio
Senior debt securities	$633,541,684	75.7%	$282,008,906	82.5%
Subordinated debt securities	198,365,574	23.7	59,915,754	17.5
Total debt securities	831,907,258	99.4	341,924,660	100.0
Common stock	448,908	0.1	—	—
Preferred stock	4,800,812	0.5	—	—
Total equity securities	5,249,720	0.6	—	—
Total	$837,156,978	100.0%	$341,924,660	100.0%

The table below presents a summary of interest rate and maturity statistics for the debt investments in our investment portfolio and the TRS Portfolio as of March 31, 2013 and December 31, 2012.

	Investment Portfolio as of				TRS Portfolio as of
Floating interest rate debt investments:	March 31, 2013		December 31, 2012		March 31, 2013		December 31, 2012
Percent of portfolio (1)	57.2%		57.3%		79.1%		73.7%
Percent of floating rate debt investments with interest rate floors (1)	85.8%		87.3%		94.7%		87.0%
Weighted average interest rate floor (2)	1.3%		1.4%		1.2%		1.2%
Weighted average coupon spread (2)	585	bps	595	bps	409	bps	433	bps
Weighted average years to maturity (2)	5.1		5.2		5.7		5.8

Fixed interest rate debt investments:
Percent of portfolio (1)	42.8%		42.7%		20.9%		26.3%
Weighted average coupon rate (2)	9.3%		9.5%		8.0%		8.3%
Weighted average years to maturity (2)	5.7		5.6		7.1		7.0

(1)	Percentages are based on fair value.
(2)	Weighted average interest rate floor, coupon, coupon spreads and years to maturity are calculated based on par values.

All of our floating interest rate debt investments have index reset frequencies of less than twelve months with the majority resetting at least quarterly.  The three-month LIBOR, the most prevalent index employed among our floating interest rate debt investments, ranged between 0.283% and 0.306% during the three months ended March 31, 2013 and rested at 0.283% as of March 31, 2013.

As of March 31, 2013, our investment portfolio of 128 portfolio companies was diversified across 23 industry classifications, as compared to our investment portfolio as of December 31, 2012 that consisted of 126 portfolio companies diversified across 23 distinct industry classifications.  As of March 31, 2013, the TRS Portfolio consisted of 73 portfolio companies diversified across 19 distinct industry classifications, as compared to our TRS Portfolio as of December 31, 2012 that consisted of 47 portfolio companies diversified across 18 distinct industry classifications. The table below presents a diversification summary of our portfolio company investments and TRS reference assets arranged by industry classifications at March 31, 2013 and December 31, 2012.

	Investment Portfolio as of		TRS Portfolio as of
Industry Classification	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Media	13.2%	11.0%	10.2%	13.8%
Capital Goods	11.6	13.7	12.7	15.0
Software & Services	11.4	9.1	8.6	15.6
Materials	11.0	9.9	9.3	3.7
Retailing	10.7	9.2	7.1	—
Technology Hardware & Equipment	6.8	7.8	1.3	2.4
Health Care Equipment & Services	5.2	6.2	5.6	7.7
Insurance	5.2	6.2	1.3	1.8
Consumer Services	3.6	3.7	6.1	5.4
Telecommunication Services	3.4	4.1	10.2	8.2
Diversified Financials	3.1	2.5	3.0	4.5
Remaining Industries	14.8	16.6	24.6	21.9
Total	100.0%	100.0%	100.0%	100.0%

Our investment portfolio may contain loans that are in the form of lines of credit, unfunded delayed draw loan commitments or revolving credit facilities, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of March 31, 2013, we held three unfunded loan commitments that amounted to $26,191,000.  We maintain sufficient liquidity in the form of cash on hand or borrowing capacity under our revolving credit facility to fund such unfunded loan commitments should the need arise.

As of March 31, 2013, we neither “control” nor are we an “affiliated person” (each as defined in the 1940 Act) of any of our portfolio companies. Under the 1940 Act, we generally would be presumed to “control” a portfolio company if we own beneficially, either directly or through one or more controlled companies, 25% or more of its voting securities; and generally would be an “affiliated person” of a portfolio company if we directly or indirectly own or otherwise control 5% or more of its voting securities.

Investment Activity for the years ended December 31, 2012 and 2011

Our flexible mandate allows for our Advisors to actively manage yield and risk by re-allocating the portfolio between fixed and floating securities, senior and subordinated securities, as well as between secondary and primary debt issuance transactions. One of the most noticeable evidences of our flexible investment mandate is the shift towards direct and indirect investment participation in primary debt issuance transactions.  As of December 31, 2012, we had investment exposure to approximately $290 million of corporate debt securities that were acquired as portfolio investments or as TRS reference assets in transactions featuring the original issuance of these debt securities.   See   “Financial Statements and Supplementary Data” for a comprehensive list of all investments in portfolio companies that we held in our investment portfolio as of December 31, 2012 and 2011 and TRS reference assets as of December 31. 2012.

During the year ending December 31, 2012, we invested $991.95 million in the securities issued by portfolio companies. These investments were sourced, underwritten and monitored by our Advisors. During the year ended December 31, 2012, we sold investment positions totaling $358.60 million. As of December 31, 2012, our investment portfolio consisted of 165 investment positions in 126 portfolio companies, representing a total fair value of $697.67 million, excluding our short term investments and derivative instruments.  During the year ended December 31, 2012, we added 62 new portfolio companies to our investment portfolio and we exited from our investment positions in 46 portfolio companies that had been held in the investment portfolio at December 31, 2011.

During the year ending December 31, 2011, we invested $106.81 million in portfolio companies.  During the year ended December 31, 2011, we sold investment positions totaling $0.48 million. As of December 31, 2011, our investment portfolio consisted of 142 investment positions in 110 portfolio companies, for a total fair value of $106.59 million, excluding our short term investments.

The portfolio of TRS reference assets provides us with economic exposure to 54 debt investment positions represented by 47 portfolio companies with a total value of approximately $164.77 million.  There were seven investment positions and 19 portfolio companies represented in both our investment portfolio and our TRS portfolio of reference assets as of December 31, 2012.

The information presented below is for further analysis of our investment portfolio and our portfolio of TRS reference assets, or TRS portfolio. However, our investment program is not managed with any specific investment diversification or dispersion target goals. The following table summarizes the composition of our investment portfolio and our portfolio of TRS reference assets based on fair value as of December 31, 2012, excluding our short term investments: We do not own, or have physical custody of, the TRS reference assets. The reference assets are not direct investments of our Company.

Fair Value Summary As of December 31, 2012
Asset Category	Investment Portfolio at Fair Value	Percentage of Investment Portfolio	TRS Portfolio at Fair Value	Percentage of TRS Portfolio
Senior debt securities	$522,442,812	74.9%	$128,005,782	77.7%
Subordinated debt securities	169,788,339	24.3	36,762,456	22.3
Total debt securities	692,231,151	99.2	164,768,238	100.0
Common stock	453,397	0.1	—	—
Preferred stock	4,983,883	0.7	—	—
Total equity securities	5,437,280	0.8	—	—
Total	$697,668,431	100.0%	$164,768,238	100.0%

The following table summarizes the composition of our investment portfolio based on amortized cost and the notional amount of the TRS reference assets as of December 31, 2012:

Investment Portfolio Cost and TRS Notional Amount Summary As of December 31, 2012
Asset Category	Investment Portfolio at Amortized Cost	Percentage of Investment Portfolio	TRS Portfolio at Notional Amount	Percentage of TRS Portfolio
Senior debt securities	$519,196,084	75.1%	$127,732,013	77.9%
Subordinated debt securities	166,981,595	24.1	36,279,761	22.1
Total debt securities	686,177,679	99.2	164,011,774	100.0
Common stock	448,908	0.1	—	—
Preferred stock	4,800,812	0.7	—	—
Total equity securities	5,249,720	0.8	—	—
Total	$691,427,399	100.0%	$164,011,774	100.0%

The following table summarizes the composition of our investment portfolio at amortized cost and fair value as of December 31, 2011, excluding our short term investments:

	As of December 31, 2011
Asset Category	Investment Portfolio at Amortized Cost	Investment Portfolio at Fair Value	Percentage of Investment Portfolio
Senior debt securities	$71,398,157	$71,609,433	67.2%
Subordinated debt securities	34,613,494	34,877,800	32.7
Total debt securities	106,011,651	106,487,233	99.9
Preferred stock	99,595	102,524	0.1
Total	$106,111,246	$106,589,757	100.0%

The primary investment concentrations include (i) senior debt and (ii) subordinated debt securities. The debt investments in our portfolio were purchased at an average price of 99.4% of par value.  The table below presents a summary of statistics for the debt investments in our investment portfolio, as well as for the portfolio of TRS reference assets, as of December 31, 2012 and 2011.

	Portfolio Investments as of December 31,				TRS Portfolio as of December 31,
Floating interest rate investments:	2012		2011		2012
Percent of portfolio (1)	57.3%		58.5%		73.7%
Percent of floating rate debt investments with interest rate floors (1)	87.3%		65.2%		87.0%
Weighted average interest rate floor	1.4%		1.5%		1.2%
Weighted average coupon spread (2)	595	bps	468	bps	433	bps
Weighted average years to maturity (2)	5.2		4.9		5.8

Fixed interest rate investments:
Percent of portfolio (1)	42.7%		41.5%		26.3%
Weighted average coupon rate (2)	9.5%		9.3%		8.3%
Weighted average years to maturity (2)	5.6		5.3		7.0

(1)	Percentages are based on fair value.
(2)	Weighted average coupon, coupon spreads and weighted average years to maturity are calculated based on par values.

All of our floating interest rate debt investments have index reset frequencies of less than twelve months with the majority resetting at least quarterly.  The three-month LIBOR, the most prevalent index employed among our floating interest rate debt investments, ranged between 0.306% and 0.583% during the year ended December 31, 2012, and ranged between 0.245% and 0.581% during the year ended December 31, 2011. As of December 31, 2012, our investment portfolio of 126 portfolio companies was diversified across 23 industry classifications, as compared to our investment portfolio as of December 31, 2011 that consisted of 110 portfolio companies diversified across 24 distinct industry classifications.  As of December 31, 2012, the portfolio of TRS reference assets consisted of 47 portfolio companies diversified across 18 distinct industry classifications. The following table presents a diversification summary of our portfolio company investments and portfolio of TRS reference assets arranged by industry classifications at December 31, 2012 and December 31, 2011.

	Portfolio Investments as of December 31,		TRS Portfolio as of December 31,
Industry Classification	2012	2011	2012
Capital Goods	13.7%	3.4%	15.0%
Media	11.0	8.1	13.8
Materials	9.9	3.4	3.7
Retailing	9.2	12.6	—
Software & Services	9.1	14.6	15.6
Technology Hardware & Equipment	7.8	4.6	2.4
Insurance	6.2	2.4	1.8
Health Care Equipment & Services	6.2	6.9	7.7
Telecommunication Services	4.1	9.0	8.2
Consumer Services	3.7	4.9	5.4
Commercial & Professional Services	3.4	3.2	—
Remaining Industries	15.7	26.9	26.4
Total	100.0%	100.0%	100.0%

Our investment portfolio may contain loans that are in the form of lines of credit, unfunded delayed draw loan commitments or revolving credit facilities, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2012, we held two unfunded delayed draw loan commitments that amounted to $1,012,317.  As of December 31, 2011, we held one delayed draw line of credit investment position; however, this investment was fully funded and does not represent an unfunded loan commitment with recourse to us.  We maintain sufficient cash on hand to fund such unfunded loan commitments should the need arise.

Liquidity and Capital Resources

Offering of Common Stock

On June 23, 2010, we filed our Registration Statement with the SEC to register the Offering. The Offering, which relates to the offer and sale on a continuous basis of up to 150 million of shares of common stock, commenced on April 4, 2011 when the Registration Statement was declared effective. We raised net proceeds of $186.45 million during the three months ending March 31, 201 3 and $795.58 million since the start of our Offering, including the reinvestment of distributions into shares of our common stock. Nearly all of this equity capital has been applied to acquire investment positions in portfolio companies.

Credit Facility

We borrow funds to invest alongside the equity capital proceeds of this offering to increase our investment positions in portfolio companies and to further diversify the number of portfolio company investment positions. In 2011, our wholly-owned special purpose financing subsidiary CCT Funding entered into a revolving credit facility agreement as amended, the “Credit Agreement”) with Deutsche Bank AG, New York Branch (“Deutsche Bank”). At the time CCT Funding initially entered into the Credit Agreement, Deutsche Bank was the sole initial lender. On February 11, 2013, CCT Funding, Deutsche Bank and a second lender entered into an amendment (the “Third Amendment”) to the Credit Agreement.  The Third Amendment amended the Credit Agreement by providing for, among other things, the extension of a new tranche of loan commitments (the “Tranche D Loans”) permitting additional borrowings in an aggregate amount of up to $100.00 million. Pursuant to the Third Amendment, Healthcare of Ontario Pension Plan became a Lender under the Credit Agreement.

CCT Funding has appointed us to manage its investment portfolio pursuant to the terms of an investment management agreement. CCT Funding’s obligations to the lenders under the Credit Agreement are secured by a first priority security interest in substantially all of the assets of CCT Funding. The obligations of CCT Funding under the revolving credit facility are non-recourse to us. Approximately 91% of our total investment portfolio, including money market investments, was held as collateral at CCT Funding under the Credit Agreement as of March 31, 201 3 .

The Credit Agreement currently provides for borrowings in an aggregate amount up to $340.00   million.  We have incurred costs of $1.34 million in connection with arranging and amending the Credit Agreement, primarily consisting of upfront commitment and legal fees.  We have recorded these costs as deferred financing costs on our condensed consolidated statement of assets and liabilities and we amortize these costs to interest expense over the life of the credit facility.  As of March 31, 2013, $1.02 million of such deferred financing costs had yet to be amortized to interest expense.

As of March 31, 2013, $75.00 million was borrowed and outstanding as Tranche A Loans, $65.00 million was borrowed and outstanding as Tranche B1 Loans and $79.44 million was borrowed and outstanding as Tranche B2 Loans. The unused commitment balances were $20.56 million under the Tranche B2 Loans commitment and $100.00 million under the Tranche D Loans commitment. See “Note 11 Revolving Credit Facility and Borrowings”   in our condensed consolidated financial statements.

As of March 31, 201 3 , the ratio of credit facility borrowings-to-adjusted total assets was 21%. (Adjusted total assets is equal to total consolidated assets excluding payable for investments purchased.)  For the three months ending March 31, 2013, our all-in cost of financing for the credit facility, including fees and expenses, was 2.48%. We will continue to draw on the revolving credit facility and combine borrowed funds with equity capital to increase and expand our investment positions in portfolio companies. Additionally, we may further increase the maximum borrowing commitment in the future beyond the current amount of $340.00 million.

Total Return Swaps

On November 15, 2012, Halifax Funding, our wholly-owned, special purpose financing subsidiary , entered into a TRS arrangement with The Bank of Nova Scotia (“BNS”).   Our TRS arrangement with BNS consists of a set of agreements (namely, an ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, by and between Halifax Funding and BNS, and a Confirmation Letter Agreement by and between Halifax Funding and BNS, and a tri-party custodian agreement between Halifax Funding and BNS and The Bank of Nova Scotia Trust Company of New York , each dated as of November 15, 2012), and are collectively referred to herein as the TRS Agreements. Under the terms of the TRS Agreements, each reference asset in the TRS portfolio constitutes a separate total return swap transaction, although all calculations, payments and transfers required to be made under the TRS are calculated and treated on an aggregate basis, based upon all such transactions.

Pursuant to the terms of the TRS Agreements, Halifax Funding may select single-name corporate loans and bonds and create a TRS portfolio with a maximum aggregate notional amount of $500 .00 million. Halifax Funding is required to initially cash collateralize a specified percentage of each loan or bond (generally, at least 40% of the notional amount of such loan or bond) in accordance with margin requirements stipulated in the TRS Agreements.

Pursuant to Halifax Funding’s limited liability company operating agreement, we act as the manager of Halifax Funding and exercise Halifax Funding’s rights under the TRS, including selecting the specific loans or bonds to be included in, or deleted from, the TRS Portfolio. The loans and/or bonds selected by Halifax Funding for purposes of inclusion in the TRS Portfolio are selected by us in accordance with our investment objective.  Each selected loan or bond, and the TRS Portfolio taken as a whole, must also meet criteria described in the TRS Agreements.  BNS, as calculation agent, determines whether each loan or bond complies with the TRS portfolio criteria. Halifax Funding receives quarterly from BNS all collected interest and fees from the portfolio of TRS reference assets. Halifax Funding pays to BNS interest at a rate equal to the three-month LIBOR+0.80% per annum if the initial investment amount (i.e., posted cash collateral) equals or exceeds 50% of the notional amount, or three-month LIBOR+1.00% if the initial investment amount is less than 50% of the TRS notional amount. In addition, upon the sale or repayment of any TRS reference asset , Halifax Funding will either receive from BNS the realized gain in the value of such reference asset relative to its notional amount,   or pay to BNS any realized loss in the value of the reference asset relative to its notional amount.

Under the terms of the TRS Agreements, Halifax Funding may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the portfolio of TRS reference assets after such value decreases below a specified amount. The minimum additional collateral that Halifax Funding is required to post pursuant to the TRS Agreement s is equal to the amount required to ensure that the value of the TRS credit support is equal to 25% of the value of the TRS Portfolio.

The obligations of Halifax Funding under the TRS Agreements are non-recourse to us and our exposure under the TRS Agreements is limited to the amount of cash collateral that is posted pursuant to the terms of the TRS Agreements . We have no contractual obligation to post any cash collateral or to make any payments on behalf of Halifax Funding to BNS.  We may, but are not obligated to, increase our equity capital investment in Halifax Funding for the purpose of funding any additional cash collateral or payment obligations for which Halifax Funding may become obligated during the term of the TRS Agreements. If we do not make any such additional equity capital investment in Halifax Funding and Halifax Funding fails to meet its obligations under the TRS Agreements, then BNS will have the right to terminate the TRS Agreements and seize the cash collateral posted by Halifax Funding. In the event of an early termination of the TRS, Halifax Funding would be required to pay an early termination fee.

All cash collateral required to be posted under the TRS Agreements is held in the custody of The Bank of Nova Scotia Trust Company of New York, as custodian (the “Custodian”). The Custodian will maintain and perform certain custodial services with respect to the cash collateral pursuant to a custodia n agreement (the “BNS Custodian Agreement”) among us, Halifax Funding, BNS, and the Custodian. The BNS Custodian Agreement and the obligations of the Custodian will continue until BNS has notified the Custodian in writing that all obligations of the Halifax Funding under the TRS Agreements have been satisfied.

In connection with the TRS Agreements, Halifax Funding has made customary representations and warranties and is required to comply with various covenants, financial reporting requirements and other customary requirements for similar facilities. In addition to customary events of default and termination events, the TRS Agreements contain the following additional termination events, among others: (a) the occurrence of an event that materially and adversely affects us and that BNS reasonably believes could also materially impair Halifax Funding’s ability to perform its obligations under the TRS Agreements; (b) a regulatory or judicial authority’s initiation of a proceeding for financial fraud or criminal wrongdoing against us that is reasonably likely to adversely impact the risk profile of an investment in or loan to Halifax Funding; (c) specified material reductions in Halifax Funding’s net asset value, including if, at any time, such net asset value declines to less than 50% of its net asset value in effect either as of the last day of the preceding calendar year or as of the date of the TRS Agreements; (d) Halifax Funding’s material amendment to, or material failure to comply with, its investment strategies or restrictions, to the extent that, in light of such amendment or non-compliance, BNS reasonably expects Halifax Funding to be unable to observe its obligations under the TRS Agreements; and (e) if, at any time, out of a group of seven specifically identified key KKR personnel, fewer than four continue to be partners, members, directors or employees of KKR or serve investment or risk assessment roles in respect of KKR.

For purposes of the asset coverage ratio test applicable to us as a business development company, we treat the difference between (i) the TRS notional amount, and (ii) the actual amount of cash collateral posted by Halifax Funding under the TRS, as a senior security for the life of the TRS Agreements. Further, for purposes of determining our compliance with the 70% qualifying asset requirement of Section 55(a) under the 1940 Act, we treat a TRS reference asset as a qualifying asset if the obligor associated with the TRS reference asset is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Distributions Paid and Declared

We pay our monthly distributions in the form of cash. Shareholders may elect to reinvest their distributions as additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under our distribution reinvestment plan remain taxable to the U.S. shareholder.

We declared our first distribution on June 8, 2011. The following table reflects the cash distributions per share and the total amount of distributions that we have declared on our common stock during the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013:

	Per Share	Amount
For the Year Ended December 31,
2011	$0.366498	$855,670
2012	$0.755374	$23,321,854

For the three months ended March 31, 2013	$0.195052	$13,735,491

Approximately 50% and 58% of the distributions we declared in the years ended December 31, 2012 and 2011, respectively, were reinvested in shares of our common stock at the prevailing net price per share at the time of distribution payments and represent an additional source of capital for the Company to invest in portfolio companies. See Note 8 to the consolidated financial statements for a discussion of the sources of distributions on a GAAP basis. The performance-based incentive fees as of December 31, 2012 included only the incentive fee on capital gains.  The performance-based incentive fees as of December 31, 2011 included an earned subordinated incentive fee on income of $176,847 and an unearned incentive fee on capital gains of $105,723.  The unearned incentive fee on capital gains payable to the Advisors as of December 31, 2012 and 2011, represents a non-cash expense, and is considered an additional source of distributions.  Accordingly, the net investment income before unearned incentive fees was $17.67 million and $0.96 million for the years ended December 31, 2012 and 2011, respectively, and represented 76% and 112%, respectively of declared distributions over the same period.

Approximately 50% of the distributions we paid in the three-month period ended March 31, 2013 were reinvested in shares of our common stock at the prevailing net price per share at the time of distribution payments and represent an additional source of capital to invest in portfolio companies. See Note 8 to the condensed consolidated financial statements for a discussion of the sources of distributions on a GAAP basis.  Paid distributions that exceed taxable income available for distributions are considered to be a tax return of capital to our shareholders and that final determination is conducted after the end of the calendar year.  The following table summarizes the primary sources of differences between net investment income and taxable income available for distributions; events subsequent to March 31, 2013 may materially alter the year-end adjustments that comprise other sources available for distributions.

For the three months ended March 31, 2013	Amount ($ millions)
Unearned performance-based incentive fee	$4.21
Offering expenses	1.09
Net change in unrealized appreciation on total return swap	6.48
Total of other sources available for distributions (1)	$11.78

(1)
The above table does not present all adjustments to calculate taxable income available for distributions.  The final determination of taxable income, as well as the tax classifications of the 2013 calendar year paid distributions, is made annually at the end of the year.

  We estimate that 100% of our distributions paid in the three months ended March 31, 2013 were covered by estimated taxable income available for distributions.  We do not expect to use equity capital or borrowed funds to pay distributions to shareholders nor do we expect our shareholders to incur a return of capital on a tax basis in connection with paid distributions. We routinely disclose the sources of paid distributions to our shareholders on periodic written reports that accompany (i) shareholder account statements and (ii) checks that are mailed by our transfer agent directly to our shareholders.

On March 12, 2013, our board of directors declared a distribution of $0.015004 per share for 13 record dates beginning April 2, 2013 and ending on June 25, 2013. The distributions will be paid to shareholders at the end of each month.

Results of Operations

Comparisons for the three months ended March 31, 2013 and 2012

Set forth below are our results of operations for the three months ended March 31, 2013 and March 31, 2012. Our investment portfolio growth since March 31, 2012 is due to growth in equity capital, and this rise in both capital available for investment and investment activity primarily accounted for the significant increases in investment income, operating expenses and net assets between the comparative periods, as discussed below.

Investment income

Investment income for the three months ended March 31, 2013 was $15.35 million, consisting primarily of interest income. Incremental amounts of equity capital that we received as net proceeds from this offering on a weekly basis were deployed throughout the three-month period ended March 31, 2013 in the acquisition of investment securities issued by portfolio companies. Our investment portfolio grew by 32% during the three months ended March 31, 2013 as compared to 103% growth during the three months ended March 31, 2012.  While the rate of growth has slowed, we expect our investment portfolio to continue to grow during 2013 and, accordingly, we believe that reported investment income for the three months ended March 31, 2013 is not representative of our stabilized performance or our future performance. We expect further increases in investment income in future periods due to (i) an increasing proportion of investments held for the entire period relative to incremental net investment activity during each quarter, and (ii) a growing base of portfolio company investments that we expect to result from the expected increases in equity capital available to us for investment purposes from this offering. We generated investment income of $3.38 million in the three months ended March 31, 2012.  The interest income earned by the TRS reference assets is not included in investment income in the condensed consolidated statements of operations, but rather it is included in the fair value of the TRS, and eventually recorded as part of realized gain or loss on derivative instruments in connection with quarterly TRS settlement payments.

Operating expenses

Our total operating expenses were $12.81 million and $3.21 million for the three months ended March 31, 2013 and 2012, respectively. Our operating expenses included $4.86 million and $0.89 million in base management fees attributed to the investment advisory services of our Advisors for the three months ended March 31, 2013 and 2012, respectively. Our Advisors are also eligible to receive incentive fees based on performance. We recorded performance-based incentive fee expense of $4.21 million and $0.88 million for the three months ended March 31, 2013 and 2012, respectively. A significant portion of performance-based incentive fees on capital gains is accrued with respect to net unrealized appreciation in our investment portfolio and derivative instruments, although no such performance-based incentive fee on capital gains with respect to such net unrealized appreciation is payable by us unless and until the net unrealized appreciation is actually realized in a cumulative amount that exceeds any remainder unrealized depreciation in our investment portfolio. The actual amount of performance-based incentive fees that are due and payable to the Advisors is determined at the end of the calendar year.  As of December 31, 2012 the Advisors had not received, nor earned, any payment of incentive fees on capital gains since the inception of the Company.  The following table illustrates the portion of the incentive fee on capital gains that would potentially be payable to the Advisors if the cumulative net realized gains were to (i) remain constant and (ii) exceed the unrealized depreciation in the investment portfolio at the next determination date and assuming tht unrealized depreciation in the investment portfolio is equal to zero at year-end.

As of March 31, 2013	Amount ($ millions)
Cumulative net realized gains since inception (a)	$4.93
Unrealized depreciation in investment portfolio (b)	5.84
Maximum potential performance-based incentive fee on net realized gains (1)	0.99

(1)
The actual incentive fee on capital gains that may be earned and payable to the Advisors, as determined at the end of the year, is 20% of the excess, if any, of (a) over (b), less any prior period payments of incentive fees on capital gain, if any.

Our operating expenses include administrative services expenses attributed to CNL of $0.33 million and $0.12 million for the three months ended March 31, 2013 and 2012, respectively.

We recorded interest expense of $1.32 million and $0.32 million for the three months ended March 31, 2013 and 2012, respectively, primarily in connection with borrowings under our revolving credit facility. Professional services expenses, primarily consisting of audit and legal fees, were $0.35 million during the three months ended March 31, 2013 as compared to $0.21 million during the three months ended March 31, 2012, reflecting (i) an increase in routine independent audit services and (ii) legal services in connection with our SEC exemptive relief application and (iii) other corporate legal services.

As our asset base and number of shareholders have grown, our general and administrative expenses have increased accordingly, but at a slower rate compared to the growth rate in the asset base. We expect certain variable operating expenses to continue to increase because of the anticipated growth in the size of our asset base and the number of open shareholder accounts. During the three months ended March 31, 2013, the ratio of annualized core operating expenses (excluding investment advisory fees, interest expense and reimbursement of organization and offering expenses, and including net expense support) to average net assets was 1.43%, as compared to 0.59% for the three months ended March 31, 2012.  A significant portion of operating expenses for the three months ended March 31, 2012 was offset by the Advisors’ Expense Support Payments (as defined and discussed below under “—Contractual Obligations —Expense Support Agreement”). We generally expect core operating expenses to decline as a percentage of our net assets during periods of asset growth over the next several calendar quarters. Incentive fees and interest expense, among other things, may also increase or decrease our overall operating expenses and expense ratios relative to comparative periods depending on portfolio performance, an increase or reduction in borrowed funds, and changes in benchmark interest rates such as LIBOR, among other factors.

Expense Support Payments and Reimbursement Payments - Expense Support Payments from the Advisors were $0.96 million for the three months ended March 31, 2012. The provisions of the Expense Support Agreement that provide for Expense Support Payments from the Advisors to us were not extended beyond June 30, 2012, and therefore there were no Expense Support Payments from the Advisors for the three months ended March 31, 2013.  Additionally, we paid $1.83 million and accrued $1.14 million for the three months ended March 31, 2013 as probable Reimbursement Payment obligation relative to the cumulative Expense Support Payments of $2.97 million.  Accordingly, our payments and accrual of reimbursement of Expense Support Payments equals 100% of cumulative Expense Support Payments as of March 31, 2013.  See “—Contractual Agreements —Expense Support Agreement,” below for further details about the Expense Support Agreement. See also “Note 6.— Agreements and Related Party Transactions” included within our condensed consolidated financial statements for additional disclosures regarding the Expense Support Payments and Reimbursement Payments.

Presented below is a summary of Expense Support Payments and the associated terminal eligibility dates for Reimbursement Payments as of March 31, 2013.

Expense Support Payment Period	Expense Support Payments Received from Advisors	Expense Support Payments Reimbursed to Advisors	Unreimbursed Support Payments (1)	Eligible for Reimbursement t hrough
June 17, 2011 – December 31, 2011	$1,375,592	$1,375,592	$—	December 31, 2014
January 1, 2012 – March 31, 2012	962,798	454,157	508,641	December 31, 2015
April 1, 2012 – June 30, 2012	627,423	—	627,423	December 31, 2015
Total	$2,965,813	$1,829,749	$1,136,064

(1) As of March 31, 2013, the Company has accrued the remaining $1,136,064 for potential annual year-end reimbursement payment to Advisors.

We will not make any Reimbursement Payment to our Advisors due to be paid for the fiscal year beginning January 1, 2013, or any fiscal year thereafter, in respect of any Expense Support Payment, if the weighted average distribution rate (distributions per share divided by weighted offering public price) in the first two fiscal quarters of such fiscal year is less than the weighted average distribution rate in the period of January 1, 2012 to June 30, 2012.  In the event that we implement another expense support arrangement with our Advisors like the Expense Support and Conditional Reimbursement Agreement in future periods, that arrangement will provide that our Advisors will not reimburse us for the portion of any distributions to shareholders that represents a return of capital for tax purposes.

The Expense Support Agreement will automatically terminate in the event of (a) the termination by us of either our Investment Advisory Agreement or our Sub-Advisory Agreement, or (b) our dissolution or liquidation. If the Expense Support Agreement is terminated due to termination of the Investment Advisory Agreement or the Sub-Advisory Agreement, then we must make a Reimbursement Payment to the Advisors, pro rata based on the aggregate unreimbursed Expense Support Payments made by each Advisor.

Net investment income

Our net investment income totaled $1.40 million ($0.02 per share) and $1.14 million ($0.10 per share) for the three months ended March 31, 2013 and 2012, respectively. The primary drivers of the decrease in net investment income per share are (i) accrued reimbursement of expense support payable to the Advisors and (ii) the impact of unearned performance-based incentive fees.  Additionally, the TRS Portfolio is not a contributor to GAAP net investment income. The interest income earned by the TRS Portfolio is included in the fair value of the TRS, and eventually recorded as part of realized gain or loss on derivative instruments in connection with quarterly TRS settlement payments.  The table below shows net investment income and net investment income per share for the three months ended March 31, 2013 and 2012, before the effects of unearned performance-based incentive fees and expense support, which we refer to as adjusted net investment income (non-GAAP).

	For the three months ended March 31, ($ millions)
	2013	2012
Net Investment Income (GAAP)	$1.40	$1.14
Unearned performance-based incentive fees	4.20	0.87
Reimbursement of expense support	1.14	—
Expense support	—	(0.96)
Adjusted Net Investment Income (non-GAAP)	$6.74	$1.05
Net Investment Income Per Share	$0.02	$0.10
Adjusted Net Investment Income Per Share	$0.09	$0.10

Net realized gain

We sold investments and received principal payments of $49.52 million and $42.02 million, respectively, during the three months ended March 31, 2013, from which we realized net gains of $1.01 million.  Our net realized gain on derivative instruments of $0.87 million for the three months ended March 31, 2013 was comprised of a $0.23 million realized gain on the TRS and a $0.64 million realized gain on foreign currency forward contracts.  The net realized gain on foreign currency transactions was an additional $0.01 million. We sold investments and received principal payments of $21.55 million and $2.37 million, respectively, during the three months ended March 31, 2012, from which we realized a net gain of $0.74 million.  We also realized a net loss on foreign currency transactions of $0.01 million during the three months ended March 31, 2012.

Net unrealized appreciation or depreciation

For the three months ended March 31, 2013, the net change in unrealized appreciation on investments totaled $13.50 million, the net change in unrealized appreciation on derivative instruments totaled $6.64 million and the net change in unrealized depreciation on foreign currency translation totaled $0.01 million. The change in unrealized appreciation on investments was primarily driven by the appreciation in fair values on debt investments, including tighter credit spreads, as recorded in several investment positions held in our investment portfolio.  The net change in unrealized appreciation on derivative instruments consisted of net unrealized appreciation on the TRS Portfolio of $6.48 million and net unrealized depreciation on foreign currency forward contracts of $0.16 million.  The net change in TRS unrealized appreciation consisted of (i) spread interest income of $2.51 million, (ii) a decrease in realized losses on the TRS reference assets of $0.32 million and (iii) unrealized appreciation on the TRS reference assets of $3.65 million.  For the three months ended March 31, 2012, the net change in unrealized appreciation on investments was $3.62 million and the net change in unrealized depreciation on foreign currency translation was $0.01 million.

Net increase in net assets resulting from operations

For the three months ended March 31, 2013 and 2012, the net increase in net assets resulting from operations was $23.44 million and $5.48 million, respectively.

Net Assets, Net Asset Value per Share and Total Investment Returns

Net assets increased $195.34 million during the three months ended March 31, 2013. The most significant increase in net assets during the three months ended March 31, 2013 was attributable to capital transactions including (i) new issuance of shares of common stock, and (ii) reinvestment of distributions in the combined amount of $186.45 million. Net investment income contributed $1.40 million to the growth in net assets during the three months ended March 31, 2013.  Other increases in net assets were attributable to (i) unrealized appreciation on investments, derivative instruments and foreign currency translation of $20.15 million and (ii) net realized gains of $1.89 million. Distributions to shareholders in the amount of $13.73 million and the repurchase of shares of common stock in the amount of $0.82 million contributed to a reduction in net assets during the three months ended March 31, 2013.

 Net assets increased $88.61 million during the three months ended March 31, 2012. The most significant increase in net assets during the three months ended March 31, 2012 was attributable to capital transactions including (i) new issuance of shares of common stock, and (ii) reinvestment of distributions in the combined amount of $85.12 million. Net investment income contributed $1.14 million to the growth in net assets during the three months ended March 31, 2012.  Other increases in net assets were attributable to (i) unrealized appreciation on investments and foreign currency translation of $3.61 million and (ii) net realized gains of $0.73 million. Distributions to shareholders in the amount of $1.99 million contributed to a reduction in net assets during the three months ended March 31, 2012.

Our net asset value per share was $9.91 and $9.75 on March 31, 2013 and December 31, 2012, respectively. After considering (i) the overall appreciation in net asset value per share, (ii) paid distributions of approximately $0.20 per share, and (iii) the assumed reinvestment of those distributions at 90% of the prevailing offering price per share, then the total investment return was 3.65% for shareholders who held our shares over the entire three-month period ending March 31, 2013.

Initial shareholders who subscribed to the Offering in June 2011 with an initial investment of $10,000 and an initial purchase price equal to $9.00 per share (public offering price net of sales load) have seen the value of their investment grow by 26.2% (see chart below), or an annualized return of 13.9%. Initial shareholders who subscribed to the Offering in June 2011 with an initial investment of $10,000 and an initial purchase price equal to $10.00 per share (the initial public offering price) have registered a total investment return of 13.6%, or an annualized return of 7.4%. Over the same time period the S&P/LSTA Leveraged Loan Index, a primary measure of senior debt covering the U.S. leveraged loan market which currently consists of approximately 1,100 credit facilities throughout numerous industries, and the Merrill Lynch US High Yield Master II Index, a primary measure of subordinated debt consisting of approximately 2,000 high yield corporate bonds, registered cumulative total returns of approximately 10.9% and 18.8% in the period from June 17, 2011 to March 31, 2013, respectively.

Growth of $10,000 Initial Investment (1)

Source : Bloomberg

The calculations for the Growth of $10,000 Initial Investment are based upon the following assumptions: (i) an initial investment of $10,000 in our common stock at the beginning of the period, at a share price of $10.00 per share (including sales load) and $9.00 per share (excluding sales load),  (ii) the reinvestment of monthly distributions in accordance with our distribution reinvestment plan (iii) the sale of the entire investment position at the net asset value per share on the last day of the period; and (iv)  the cash payment for distributions payable to shareholders, if any, on the last day of the period.

Our shares are illiquid investments for which there is not a secondary market, and we do not expect a secondary market in our shares to develop in the future. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our net asset value, cumulative returns and annualized returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results.

Comparisons for the years ended December 31, 2012 and 2011

Set forth below are our results of operations for the years ended December 31, 2012 and 2011.  Our portfolio investment activity commenced on July 1, 2011 and our investment portfolio growth since July 1, 2011 is primarily due to growth in equity and borrowed capital, and this rise in both capital available for investment and investment activity primarily accounted for the significant increases in investment income, operating expenses, net investment income and net assets between the comparative periods, as discussed below.

Investment income

We generated investment income of $35.58 million and $0.10 million for the years ended December 31, 2012 and 2011, respectively. Our investment income primarily consists of interest earned on senior and subordinated debt investments held in our investment portfolio. This comparative increase in investment income is due to the growth of our investment portfolio since commencing investment operations in July 2011. The level of interest income we receive is directly related to (i) our rate of investing equity capital and borrowed funds into the investment securities of portfolio companies, (ii) the weighted average balance of interest-bearing investments throughout the period, and (iii) the weighted average yield of our investments.  The interest earned by the TRS reference assets is not recorded as investment income, but rather included in the value of the TRS, and eventually recorded as part of realized gain or loss on derivative instruments in connection with quarterly TRS settlement dates.

Operating expenses

Our total operating expenses were $19.65 million and $1.48 million for the years ended December 31, 2012 and 2011, respectively. Our operating expenses included $9.19 million and $0.35 million in base management fees attributed to the investment advisory services of CNL and KKR for the years ended December 31, 2012 and 2011, respectively. Our operating expenses also include administrative services expenses attributed to CNL of $0.75 million and $0.16 million for the years ended December 31, 2012 and 2011, respectively.

Our Advisors are eligible to receive incentive fees based on performance. We recorded incentive fee expense of $1.98 million and $0.28 million for the years ended December 31, 2012 and 2011, respectively. A significant portion of incentive fees on capital gains is accrued with respect to net unrealized appreciation in our investment portfolio, although no such incentive fee is actually payable by us with respect to such net unrealized appreciation unless and until the net unrealized appreciation is actually realized in a cumulative amount that exceeds any unrealized depreciation in our investment portfolio. The actual amount due and payable to the Advisors is determined at the end of the calendar year.  As of December 31, 2012 and 2011, the cumulative realized gains were $3.05 million and $0.01 million, respectively, and the unrealized depreciation in our investment portfolio was $8.76 million and $0.49 million, respectively, therefore the Advisors have not received, nor earned, any payment of incentive fees on capital gains since the inception of the Company.

We recorded interest expense of $2.87 million and $0.09 million for the years ended December 31, 2012 and 2011, respectively, in connection with borrowing under our revolving credit facility which became effective on August 23, 2011. Professional services expenses, primarily consisting of audit and legal fees, grew to $1.09 million during the year ended December 31, 2012 as compared to $0.23 million during the year ended December 31, 2011, reflecting (i) an increase in routine external audit services and (ii) legal services in connection with our SEC exemptive relief application and (iii) other corporate legal services.

As our asset base and number of investors have grown, our general and administrative expenses have increased accordingly, but at a slower rate compared to the growth rate in the asset base. We expect certain variable operating expenses to continue to increase because of the anticipated growth in the size of our asset base and the number of open shareholder accounts. During the year ended December 31, 2012, the ratio of core operating expenses (excluding investment advisory fees, interest expense and reimbursement of organization and offering expenses, and including net expense support) to average net assets was 1.23%.  All operating expenses for the year ended December 31, 2011, with the exception of unearned incentive fees on capital gains in the amount of $105,723, were offset by the Advisors’ Expense Support Payments (as defined and discussed under “—Contractual Obligations —Expense Support Agreement”). We generally expect core operating expenses to decline as a percentage of our net assets during periods of asset growth over the next several calendar quarters. Incentive fees and interest expense, among other things, may also increase or decrease our overall operating expenses and our overall expense ratios relative to comparative periods depending on portfolio performance and changes in benchmark interest rates such as LIBOR, among other factors.

Expense Support Payments and Reimbursement Payments - Expense Support Payments from the Advisors were $1.59 million and $1.38 million for the year ended December 31, 2012 and for the period from July 1, 2011 (commencement of operations) to December 31, 2011, respectively. The provisions of the Expense Support Agreement that provide for Expense Support Payments to us from our Advisors terminated by their terms on, and thus the Advisors ’ commitment to make Expense Support Payments to us ended on, June   30, 2012.   We accrued $1.83 million as probable Reimbursement Payment obligation relative to the cumulative Expense Support Payments of $3.0 million as of December 31, 2012.   See   “—Contractual Obligations —Expense Support Agreement,” below for further details about the Expense Support Agreement. Also see “Note 6. Agreements and Related Party Transactions” included within our consolidated financial statements for additional disclosures regarding the Expense Support Payments and Reimbursement Payments.

Presented below is a summary of Expense Support Payments and the associated terminal eligibility dates for Reimbursement Payments for the years ending December 31, 2011 and December 31, 2012.

Period Ended	Expense Support Payments Received from Advisors	Accrual for Reimbursement Payments to Advisors (1)	Unreimbursed Expense Support Payments, Net of Accrual for Reimbursement Payment	Eligible for Reimbursement through
December 31, 2011	$1,375,592	$1,375,592	$—	December 31, 2014
December 31, 2012	1,590,221	454,157	1,136,064	December 31, 2015
Total	$2,965,813	$1,829,749	$1,136,064

(1)	As of March 31, 2013 the Company has accrued $1,136,064 for potential annual year-end reimbursement payment to Advisors.

Net investment income

Our net investment income totaled $15.69 million ($0.50 per share) and $0.85 million ($0.67 per share) for the years ended December 31, 2012 and 2011, respectively. The higher net investment income per share in 2011 as compared to 2012 is primarily due to nearly 100% expense support from our Advisors during the year ended December 31, 2011, and partially offset by a significant increase in total investment income per share during the year ended December 31, 2012.  Additionally, the portfolio of TRS reference assets is not a source of investment income or a contributor to net investment income. The interest earned by the TRS reference assets is included in the value of the TRS, and eventually recorded as part of realized gain or loss on derivative instruments in connection with quarterly TRS settlement dates.

Net realized gain

We sold investments and received principal payments of $358.60 million and $51.93 million, respectively, during the year ended December 31, 2012, from which we realized net gains of $3.48 million.  Our net realized loss on derivative instruments of $0.43 million for the year ended December 31, 2012 was comprised entirely of losses on foreign currency forward contracts.  The net realized loss on foreign currency transactions was an additional $0.01 million. We sold investments of $0.48 million during the year ended December 31, 2011, from which we realized a net gain of $0.01 million. The quarterly TRS settlement payments that begin in January 2013 will be recorded as net realized gains and losses on derivative instruments.

Net unrealized appreciation or depreciation

For the year ended December 31, 2012, the net change in unrealized appreciation on investments totaled $5.76 million, the net change in unrealized appreciation on derivative instruments totaled $1.20 million and the net change in unrealized depreciation on foreign currency translation totaled $0.04 million. The change in unrealized appreciation on investments was primarily driven by the appreciation in fair values, including tighter credit spreads, as recorded in several investment positions held in our investment portfolio.  The net change in unrealized appreciation on derivative instruments consisted of net unrealized appreciation on the TRS of $1.35 million and net unrealized depreciation on foreign currency forward contracts of $0.15 million.  The net change in unrealized appreciation on the TRS consisted of spread interest income of $0.94 million, realized losses of $0.35 million on the TRS reference assets and an unrealized gain on the TRS reference assets of $0.76 million.  For the year ended December 31, 2011, the net change in unrealized depreciation on investments was $0.48 million and the net change in unrealized appreciation on foreign currency translation was $0.04 million.

Net increase in net assets resulting from operations

For the year ended December 31, 2012 and 2011, the net increase in net assets resulting from operations was $25.65 million and $1.38 million, respectively.

Net Assets, Net Asset Value per Share, Annual Investment Return and Total Return since Inception

Net assets increased $546.32 million during the year ended December 31, 2012. The most significant increase in net assets during the year ended December 31, 2012 was attributable to the new issuance of shares of common stock and reinvestment of distributions, net of share repurchases, in the combined amount of $543.99 million. Net investment income contributed $15.69 million to the growth in net assets during the year ended December 31, 2012.  Other increases in net assets were attributable to (i) unrealized appreciation on investments, derivative instruments and foreign currency translation of $6.92 million and (ii) net realized gains of $3.04 million. Distributions to shareholders in the amount of $23.32 million contributed to a reduction in net assets during the year ended December 31, 2012.

Net assets increased $64.96 million during the year ended December 31, 2011. The most significant increase in net assets during the year ended December 31, 2011 was attributable to the new issuance of shares of common stock and reinvestment of distributions in the combined amount of $64.44 million. Net investment income contributed $0.85 million to the growth in net assets during the year ended December 31, 2011.  Other increases in net assets were attributable to (i) unrealized appreciation on investments and foreign currency translation of $0.52 million and (ii) net realized gains of $0.01 million. Distributions to shareholders in the amount of $0.86 million contributed to a reduction in net assets during the year ended December 31, 2011.

Our net asset value per share was $9.75 and $9.21 on December 31, 2012 and 2011, respectively. After considering (i) the overall changes in net asset value per share, (ii) paid distributions of approximately $0.76 per share during the year ended December 31, 2012, and (iii) the assumed reinvestment of those distributions at 90% of the prevailing offering price per share, then the total investment return was 14.3% for shareholders who held our shares over the entire twelve-month period ending December 31, 2012.

Initial shareholders who subscribed to the Offering in June 2011 with an initial investment of $10,000 and an initial purchase price equal to $9.00 per share (public offering price net of sales load) have seen the value of their investment grow by 21.8% (see chart below), or an annualized return of 13.6%.   Investment performance is presented in the narrative without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock. Initial shareholders who subscribed to the Offering in June 2011 with an initial investment of $10,000 and an initial purchase price equal to $10.00 per share (the initial public offering price) have registered a total investment return of 9.6%, or an annualized return of 6.1%. Over the same time period the S&P/LSTA Leveraged Loan Index, a primary measure of senior debt covering the U.S. leveraged loan market which currently consists of approximately 1,100 credit facilities throughout numerous industries, and the Merrill Lynch US High Yield Master II Index, a primary measure of subordinated debt consisting of approximately 2,000 high yield corporate bonds, had total returns of approximately 8.6% and 15.5% respectively.

Growth of $10,000 Initial Investment (1)

Source: Bloomberg

The calculations for the Growth of $10,000 Initial Investment are based upon (i) an initial investment of $10,000 in our common stock at the beginning of the period, at a share price of $10.00 per share (including sales load) and $9.00 per share (excluding sales load),  (ii) assumes reinvestment of monthly distributions in accordance with our distribution reinvestment plan (iii) the sale of the entire investment position at the net asset value per share on the last day of the period; and (iv)  the cash payment for distributions payable to shareholders, if any, on the last day of the period.

Our shares are illiquid investments for which there is not a secondary market, and we do not expect a secondary market in our shares to develop in the future. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our net asset value and annualized returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results.

The following table lists the net asset value per share, the public offering price including and excluding sales load, the net public offering price premium as a percentage of NAV, and quarterly declared distributions per share for the years ended December 31, 2012 and 2011.

	NAV (1)	Public Offering Price	Net POP (2)	Net POP Premium to NAV (3)	Declared Distributions per Share
Year Ended December 31, 2012
First Quarter	$9.66	$10.85	$9.76	1%	$0.19
Second Quarter	$9.64	$10.85	$9.76	1%	$0.19
Third Quarter	$9.78	$10.95	$9.86	1%	$0.19
Fourth Quarter	$9.75	$10.95	$9.86	1%	$0.19
Year Ended December 31, 2011
Second Quarter	$9.00	$10.00	$9.00	0%	$0.00
Third Quarter	$8.81	$10.00	$9.00	2%	$0.19
Fourth Quarter	$9.21	$10.25	$9.22	0%	$0.18

(1)	Net asset value per share (“NAV”) is determined as of the last day in the period. The NAVs are based on outstanding shares at the end of the period.
(2)
Net public offering price excluding sales load (“Net POP”) is equal to public offering price less a 10% allowance for selling commissions and marketing support fees. Net POP is also the price employed in the distribution reinvestment plan.

(3)	Calculated at end of the period, Net POP divided by NAV, less 100%.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2012.

Contractual Obligations

Investment Advisory Agreements –We have entered into the Investment Advisory Agreement with CNL for the overall management of our investment activities. We and CNL have also entered into the Sub-Advisory Agreement with KKR, under which KKR is responsible for the day-to-day management of our investment portfolio. Pursuant to the Investment Advisory Agreement, CNL earns a management fee equal to an annual rate of 2% of our average gross assets (including assets purchased with borrowed funds and unsettled trades, unrealized appreciation or depreciation on total return swaps and cash collateral on deposit with custodian, but excluding deferred offering expense), and an incentive fee based on our performance. The incentive fee is comprised of the following two parts: (i) a subordinated incentive fee on pre-incentive fees net investment income, and (ii) an incentive fee on capital gains. CNL compensates KKR for advisory services that it provides to us with 50% of the fees that CNL receives under the Investment Advisory Agreement.

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 5% of gross proceeds in connection with the Offering as reimbursement for organization and offering expenses incurred by the Advisors on our behalf. The   Advisors waived our requirement to reimburse them for organization and offering expenses for the period from June 17, 2011 through January 31, 2012. The waiver of the reimbursement requirements did not reduce the amount of organization and offering expenses incurred by the Advisors that are eligible for reimbursement in future periods. Beginning February 1, 2012, we implemented an expense reimbursement rate equal to 0.75% of gross offering proceeds to initiate the reimbursement of organization and offering expenses incurred by the Advisors.  As of December 31, 2012, the Advisors have been reimbursed in the amounts of $0.90 million for organization expenses and $2.92 million for offering expenses. As of December 31, 2012, the Advisors carried a balance of approximately $4.00 million for offering expenses incurred on our behalf, net of (i) incremental offering expenses incurred by the Advisors on our behalf and (ii) our reimbursement payments to the Advisors and any payable balances for reimbursement of offering expenses. As of March 31, 2013, the Advisors have been reimbursed in the amounts of $0.90 million for organization expenses and $4.30 million for offering expenses. As of March 31, 2013, the Advisors carried a remainder balance of approximately $3.85 million for offering expenses incurred on our behalf.

On March 1, 2013 the reimbursement rate was increased to 1.0% of gross proceeds. We will continue to reimburse the Advisors for offering expenses in connection with gross proceeds raised under the Offering only to the extent that the reimbursement payments would not cause the total organization and offering expenses borne by us to exceed 5% of the aggregate gross proceeds from this offering. The Advisors continue to be responsible for the payment of our offering expenses to the extent they exceed 5% of the aggregate gross proceeds from the Offering, without recourse against or reimbursement by us.

See “Note 6 Agreements and Related Party Transactions” in our consolidated financial statements for expanded discussion of the Investment Advisory Agreements.

Expense Support Agreement -We are party to an Expense Support and Conditional Reimbursement Agreement with CNL and KKR (as amended, the “Expense Support Agreement”) pursuant to which CNL and KKR jointly and severally agreed to reimburse us for a specified percentage of our operating expenses (an “Expense Support Payment”) during the Expense Support Payment Period beginning on June 17, 2011. On March 16, 2012, we and the Advisors entered into an amendment and restatement of the Expense Support Agreement, effective April 1, 2012, that extended the terminal date of the Expense Support Payment Period to June 30, 2012 and reduced the operating expense reimbursement ratio from 65% to 25%. As of December 31, 2012, the Advisors had incurred $3.0 million of Expense Support Payments. The provisions of the Expense Support Agreement that provide for Expense Support Payments to us from our Advisors terminated by their terms on, and thus the Advisors’ commitment to make Expense Support Payments to us ended on, June   30, 2012.

During the term of the Expense Support Agreement, the Advisors are entitled to an annual year-end reimbursement payment by us for unreimbursed Expense Support Payments made under the Agreement (a “Reimbursement Payment”), but such Reimbursement Payments may only be made within three years after the calendar year in which such Expense Support Payments are made. No Reimbursement Payment may be paid by us to the extent that it would cause our Other Operating Expenses (Other Operating Expenses is equal to Operating Expenses, but excluding base advisory fees and including a Reimbursement Payment) to exceed 1.75% of average net assets attributable to common shares as of the calendar year-end . Pursuant to the Expense Support Agreement we were not required to make any Reimbursement Payment prior to January 1, 2013.

As of December 31, 2012 we have accrued $1.83 million for probable Reimbursement Payment obligation. The Company records the liability for the Reimbursement Payments based on a hypothetical liquidation of its investment portfolio at the end of each reporting period. Management believes that additional liabilities for Reimbursement Payments are not probable as of December 31, 2012. Management continues to periodically assess the likelihood of whether additional Reimbursement Payments are probable.

Revolving Credit Facility –As discussed above under “Financial Condition, Liquidity and Capital Resources – Credit Facility,” CCT Funding has entered into a revolving credit facility with Deutsche Bank. As of March 31, 2013, the credit facility provided for borrowings in an aggregate amount up to $340.00 million on a committed basis and $219.44 million was borrowed and outstanding under the credit facility. (See “— Liquidity and Capital Resources — Credit Facility” above and “Note 11. Revolving Credit Facility and Borrowings” in our condensed consolidated financial statements for expanded discussion of the revolving credit facility.)

A summary of our significant contractual payment obligations for the repayment of outstanding borrowings and interest expense and other fees related to the credit facility at March 31, 2013 is as follows:

	Total	< 1 year	1-3 years	3-5 years	After 5 years
Revolving Credit Facility (1)	$219.44	$75.00	$144.44	$—	$—
Interest and Credit Facility Fees Payable	0.38	0.31	0.07	—	—

(1)	At March 31, 2013 our unused commitment amount of Tranche B2 Loans and Tranche D Loans was $20.56 million and $100.00 million, respectively, under our revolving credit facility.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ.

Our critical accounting policies are described in the notes to the consolidated financial statements.   Accordingly, see Note 2 to the consolidated financial statements for a description of critical accounting policies. We consider these accounting policies critical because they involve management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements for a description of recently issued accounting pronouncements. We do not believe that any recently issued but not yet effective accounting pronouncements, if adopted, would have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, in particular changes in interest rates. Future changes in interest rates will likely have effects on the interest income we earn on our portfolio investments, the fair value of our fixed income investments, the interest rates and interest expenses associates with the money we borrow for investment purposes, and the fair value of loan balances.

Subject to the requirements of the 1940 Act, we may hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts. Although hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates. During the years ended December 31, 2012 and 2011 and the period from January 1, 2013 to March 31, 2013, we did not engage in interest rate hedging activities.

As of March 31, 201 3 , approximately 57.2% of our portfolio of debt investments, or approximately $487.01 million measured at fair value, featured floating or variable interest rates.   The variable interest rate debt investments are usually based on three-month LIBOR (the base rate) and typically have durations of three months after which the base rates are reset to then prevailing three-month LIBOR. At March 31, 201 3 , approximately 85.8% of our portfolio of variable interest rate debt investments, or approximately $417.60 million measured at fair value, featured minimum base rates, or base rate floors, and the weighted average base rate floor for such investments was 1.31%. Variable interest rate investments that feature a base rate floor generally reset to the then prevailing three-month LIBOR only if the reset base rate exceeds the base rate floor on the applicable interest rate reset date, in which cases we may benefit through an increase in interest income from such interest rate adjustments. At March 31, 201 3 , we held an aggregate investment position of $69.40 million at fair value in variable interest rate debt investments that featured variable interest rates without any minimum base rates, or approximately 14.2% of our portfolio of variable interest rate debt investments. In the case of these “no base rate floor” variable interest debt investments held in our portfolio, we may benefit from increases in the base rates that may subsequently result in an increase in interest income from such interest rate adjustments.

Because we borrow money to make investments, our net investment income is partially dependent upon the difference between the interest rate at which we invest borrowed funds and the interest rate at which we borrow funds. In periods of rising interest rates and when we have borrowed capital with floating interest rates, then our interest expense would increase, which could increase our financing costs and reduce our net investment income, especially to the extent we continue to acquire and hold fixed-rate debt investments. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.   Pursuant to the amended terms of our revolving credit facility agreement as discussed above (see    “— Liquidity and Capital Resources —    Credit Facility   ”), CCT Funding borrows at a floating base rate of (i) one-month LIBOR plus 1.70% for Tranche A Loans ($75.00 million loan balance outstanding), (ii) three-month LIBOR plus 1.50% for Tranche B1 Loans ($65.00 million unused commitment),  (iii) three-month LIBOR plus 2.325% for Tranche B2 Loans ($84.62 million loan balance outstanding and $15.38 million unused commitment) and (iv) three-month LIBOR plus 2.325% for Tranche D Loans ($100.00 million unused commitment). Therefore, if we were to completely draw down the unused Trance B2 Loans commitment and the maximum Tranche B1 and D Loans commitment amounts, we expect that our weighted average direct interest cost will increase by approximately 17 bps, as compared to our current weighted average direct interest cost for borrowed funds. We expect that any further expansion of the current revolving credit facility, or any future credit facilities that we or any subsidiary may enter into, will also be based on a floating base rate. As a result, we are subject to continuous risks relating to changes in market interest rates.

Under the terms of the TRS Agreements between Halifax Funding and BNS, Halifax Funding pays interest to BNS at a floating rate based on three-month LIBOR in exchange for the right to receive the economic benefits of a portfolio of TRS reference assets having a maximum aggregate notional amount of $500 million.

Assuming that the consolidated schedule of investments as of March 31, 2013 were to remain constant with regards to the investment portfolio and no actions were taken to alter the existing interest rate sensitivity or investment portfolio allocations, the upper section of the table below presents an estimated and hypothetical increase in interest income due to an immediate and persistent 12-month increase in the base rates associated with our debt investments featuring variable interest rates.

The middle section of the table below also presents sensitivity analysis for a persistent 12-month increase in the base interest rates that apply to our floating rate credit facility and the associated increase in interest expense, as well as the net effect of change in interest rates on the TRS unrealized appreciation (depreciation).  For persistent LIBOR increases of less than 200 basis points, the increase in interest expense eclipses the hypothetical increase in interest income associated with our floating rate debt investments; for a persistent LIBOR increase greater than 200 basis points, the hypothetical increase in interest income associated with our floating rate debt investments begins to provide a positive contribution to net interest income and to exceed the increase in interest expense related to our credit facility, in both cases assuming that the consolidated schedule of investments as of March 31, 201 3 was to remain constant with regards to the investment portfolio and no actions were taken to alter the existing interest rate sensitivity or investment portfolio allocations.

			($ amounts in millions except per share data)
	Par Amount	Weighted Avg. Floor	Increases in LIBOR
			+50 bps	+100 bps	+150 bps	+200 bps
No base rate floor	$68.96		$0.304	$0.608	$0.913	$1.218
Base rate floor	$415.22	1.31%	0.000	0.144	1.676	3.446
Increase in Floating Rate Interest Income			0.304	0.752	2.589	4.664
		LIBOR + Spread
Tranche A Loans	$75.00	L(30) + 170 bps	$(0.375)	$(0.750)	$(1.125)	$(1.500)
Tranche B1 Loans	$65.00	L(90) + 150 bps	(0.325)	(0.650)	(0.975)	(1.300)
Tranche B2 Loans	$79.44	L(90) + 233 bps	(0.397)	(0.794)	(1.192)	(1.589)
Increase to Floating Rate Interest Expense			(1.097)	(2.194)	(3.292)	(4.389)
Change in Floating Rate Net Interest Income, before TRS			(0.793)	(1.442)	(0.703)	0.275
Net change in TRS unrealized appreciation (depreciation) (1)			(1.646)	(3.028)	(3.559)	(4.080)
Overall Change in Floating Rate Net Interest Income, including TRS			$(2.439)	$(4.470)	$(4.262)	$(3.805)
Change in Floating Rate Net Interest Income Per Share Outstanding as of March 31, 2013			$(0.03)	$(0.06)	$(0.05)	$(0.05)

(1)
Pursuant to the TRS Agreements, Halifax Funding receives from BNS all collected interest and fees derived from  the TRS reference assets and pays to BNS interest at a rate equal to three-month LIBOR+80 bps per annum on the settled notional amount of TRS reference assets. As of March 31, 2013, 79.1% of the TRS reference assets, or approximately $274.09 million measured at market value, featured floating or variable interest rates.  At March 31, 201 3 , approximately 94.7% of the TRS reference assets with variable interest rates featured minimum base rate floors, or approximately $259.41 million measured at fair value, and the weighted average base rate floor for such TRS reference assets was 1.17%.   As of March 31, 201 3 , the total notional amount of the portfolio of TRS reference assets was $341.92 million, and the settled notional amount was $310.87 million.  For the purpose of presenting this net interest sensitivity analysis, we have assumed that all TRS reference assets are settled as of January 1, 2013 and that the TRS notional amount would equal $341.92 million upon which the financing payments to BNS are based.

The interest rate sensitivity analysis presented above does not consider the potential impact of the changes in value of our debt investments and the net asset value of our common stock in the event of sudden increases in interest rates associated with high yield corporate bonds.  Approximately 42.8% of our debt investment portfolio is invested in fixed interest rate, high yield corporate debt investments.  Rising market interest rates will most likely lead to value declines for high yield corporate bonds and a decline in the net asset value of our common stock, while declining market interest rates will most likely lead to an increase in bond values.

DESCRIPTION OF OUR CAPITAL STOCK

General

Under the terms of our articles of incorporation, our authorized capital stock consists solely of 1,000,000,000 shares of common stock, par value $0.001 per share. As of May 9, 2013, there were 91,431,606 shares of our common stock outstanding. There is currently no market for our common stock, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange during the offering period. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our shareholders generally are not personally liable for our debts or obligations.

All provisions of our articles of incorporation shall be equally applicable to each shareholder, including but not limited to those pertaining to liquidation, conversion and redemption rights. None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the company or potential liabilities associated with ownership of the security (not including investment risks).

Outstanding Securities

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by our Company or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under(3) As of May 9, 2013
Common	1,000,000,000	-0-	91,431,606

Common Stock

Under the terms of our articles of incorporation and bylaws, holders of our shares of common stock are entitled to:

•
one vote for each share held on all matters submitted to a vote of shareholders, with no cumulative voting rights and with a plurality of the votes cast being subject to elect all of the directors standing for election; and

•	receive ratably our net assets available after the payment of all of our debts and other liabilities upon our liquidation, dissolution or winding up.

All shares of our common stock, when issued, will be duly authorized, validly issued, fully paid and non-assessable. Under the terms of our articles of incorporation, holders of our common stock are not entitled to preemptive, appraisal, subscription, redemption, sinking fund, or conversion rights. Shares of our common stock are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. Under the terms of our articles of incorporation, holders of our common stock will not be subject to further calls or assessments. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any series of our preferred stock which we may designate and issue in the future.

The following actions may not be taken without a vote of the following specified proportions of the outstanding shares of our common stock:

•	at least 50%:

o	appointing a new investment adviser

o	changing the nature of our business so that we cease to be, or withdraw our election to be treated as a business development company

•	more than 50%:

o	modifying our articles of incorporation (except as otherwise described herein) or modifying our bylaws to materially adversely affect the rights of the shareholders

o	selling our assets to either of the Advisors or any of their respective affiliates

o	selling all or substantially all of our assets other than in the ordinary course of our business

o	causing the merger or other reorganization of us

•	at least two-thirds:

o	amending our articles of incorporation to make our common stock a “redeemable security”

o	amending our articles of incorporation to convert us, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act)

o	amending the provisions of our articles of incorporation relating to (i) shareholder voting, (ii) director removal and (iii) the amendment of our articles of incorporation and bylaws

o	removal of one or more directors, except such removal may be only for cause, as is defined in our articles of incorporation.

  Preferred Stock

This offering does not include an offering of preferred stock. However, under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. The board has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. In the event we issue preferred stock, we will supplement this prospectus accordingly. We will not offer preferred stock to our Advisors or their affiliates except on the same terms as offered to all other shareholders.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires that: (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability and Indemnification

Our articles of incorporation, subject to the conditions set forth under Maryland law, eliminate the personal liability of our shareholders, directors and officers for monetary damages and requires us to indemnify and hold harmless our officers, directors, employees, controlling persons and agents. Notwithstanding the foregoing, our articles of incorporation prohibit us from indemnifying an officer, director, employee and controlling person and any other person or entity acting as our agent (which would include, without limitation, our advisor and its affiliates) unless each of the following conditions are met: (i) the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (ii) the party seeking indemnification was acting or performing services on our behalf; (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a director (other than an independent director), or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent director; and (iv) such indemnification is recoverable only out of our net assets and not from our shareholders.

Our articles of incorporation also contain limits on indemnifying against liability arising under the securities laws. Specifically, the SEC takes the position that indemnification against liabilities arising under the Securities Act is contrary to public policy and unenforceable. Indemnification of our directors, officers, employees, controlling persons and agents, including our advisor or its affiliates, will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the indemnitee;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the indemnitee; or

•
a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

•
We will pay or reimburse funds to an indemnitee, including our advisor or an affiliate of our advisor, for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding if all of the following are satisfied:

•	the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•	the party seeking such advancement has provided us with written affirmation of such party’s good faith belief that such party has met the standard of conduct necessary for indemnification;

•
the legal action is initiated by a third party who is not a shareholder or the legal action is initiated by a shareholder acting in his capacity as such and a court of competent jurisdiction specifically approves such advancement; and

•
the party seeking indemnification undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which such party is found not to be entitled to indemnification.

Provisions of the Maryland General Corporation Law

The Maryland Business Combination Act, subject to limitations, prohibits certain business combinations between a Maryland corporation (like we are) and an interested shareholder (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock after we had 100 or more beneficial owners or is our affiliate or associate and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock at any time within the two-year period immediately prior to the date in question and after we had 100 or more beneficial owners of our stock) or an affiliate of any interested shareholder, for five years following the most recent date on which the shareholder became an interested shareholder, and thereafter imposes special appraisal rights and supermajority shareholder voting requirements on these combinations. The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise, or direct the exercise of, one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by the corporation’s shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The provisions of these two statutes generally apply to a Maryland corporation unless the corporation’s charter or bylaws exempt the corporation from such provisions. Our articles of incorporation contain provisions that expressly exempt us from the Maryland Business Combination Act and our bylaws contain provisions that expressly exempt us from the Maryland Control Share Acquisition Act.

Classified board of directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our shareholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of directors

Our bylaws provide that a plurality of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a director. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Pursuant to our articles of incorporation, our board of directors may amend the bylaws to alter the vote required to elect directors.

Number of directors; vacancies; removal

Our articles of incorporation provide that the number of directors will be five (5), which number may be increased or decreased from time to time only by the board of directors in accordance with our bylaws, but shall never be less than the minimum number required by the Maryland General Corporation Law. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one, which is the minimum number required by the Maryland General Corporation Law, nor more than 11. Any vacancies caused by an increase in the size of the board of directors, or by the death, resignation, or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our articles of incorporation provide that a director may be removed only for cause, as defined in our articles of incorporation, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent any provision of the Maryland General Corporation Law or any provision of our articles of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Transfer Agent

Upon commencement of our operations, Boston Financial Data Services, Inc. was our transfer agent, processing agent, reinvestment agent, paying agent and registrar. Effective September 1, 2011, our transfer agent agreement with Boston Financial Data Services, Inc. was assigned to its affiliated entity, DST Systems, Inc. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Ste. 219001, Kansas City, Missouri 64105 and its telephone number is 866-650-0650.

Custodians

Our securities are held under a custodian agreement between us and State Street Bank and Trust Company. The address of the custodian is One Lincoln Street, Boston, Massachusetts 02111, and our custodian’s telephone number is 617-786-3000. Pursuant to a custodial agreement among us, CCT Funding, Deutsche Bank and Deutsche Bank Trust Company Americas, the custodian for CCT Funding is Deutsche Bank Trust Company Americas. The address for CCT Funding’s custodian is 1761 East St. Andrew Place, Santa Ana, CA 92705. Pursuant to a custodial agreement among us, Halifax Funding, The Bank of Novia Scotia and The Bank of Novia Scotia Trust Company of New York, the custodian for our TRS collateral account is The Bank of Novia Scotia Trust Company of New York. The address for this custodian is One Liberty Plaza, New York, NY 10006.

Escrow Agent

UMB Bank, N.A. is our escrow agent. The principal business address of our escrow agent is 1010 Grand Blvd, 4th Floor, Kansas City, Missouri 64106 and our escrow agent’s telephone number is 816-860-3017.

DETERMINATION OF NET ASSET VALUE

Relevance of Our Net Asset Value

Our net asset value will:

•	be disclosed in our quarterly and annual financial statements;

•
be used to determine the price per share that is paid to shareholder participants in our quarterly share repurchase program, and the price per share paid by participants in our distribution reinvestment plan after the conclusion of this offering;

•	be an input in the computation of fees earned by our Advisors and other service providers whose fees are linked, directly or indirectly, in whole or part to the value of our gross assets; and

•
be evaluated alongside the net proceeds per share to us from this offering to ensure the amount of net proceeds per share at each subscription closing date is greater than, or equal to, net asset value per share.

Allocation of Responsibilities for Determination of Our Net Asset Value

Our board of directors – with the assistance of our Advisors, officers and, through them, independent valuation agents – is responsible for the periodic determination of our net asset value. Prior to such determination, our Advisors and officers will calculate, and provide to the audit committee of our board of directors, an estimate of our net asset value. This information will be presented to our audit committee at its quarterly meetings and any other time when a determination of our net asset value is required. Our audit committee will review, and recommend to our board of directors for adoption, our quarterly and annual financial statements for inclusion in our periodic reports on Forms 10-Q and 10-K, and such financial statements will include a determination of our net asset value and net asset value per share as of the last day of each calendar quarter. These financial statements will, in turn, be reviewed and approved by our full board of directors.

Allocation of Responsibilities for Determination of Fair Value of Our Portfolio Investments

Our board of directors – with the assistance of our Advisors, officers and, through them, independent valuation agents – is responsible for determining in good faith the fair value of our portfolio investments for which market quotations are not readily available. Our board of directors will make this determination on a quarterly basis and any other time when a decision is required regarding the fair value of our portfolio investments for which market quotations are not available. A determination of fair value involves subjective judgments and estimates. The notes to our financial statements will refer to the uncertainty with respect to our fair value estimates and any change in such fair value estimates. We expect that each determination of the fair value of our portfolio investments will be made upon the recommendation of our audit committee.

Our board of directors and our audit committee will review and approve our pricing and valuation policies and procedures that will be implemented and followed by our Advisors and officers. In addition, we expect that our board of directors will retain one or more independent valuation agents to work with our Advisors and officers to provide additional inputs for consideration by our audit committee and to work directly with our full board of directors, at the board of directors’ request, with respect to the fair value of our portfolio investments.

In addition, our board of directors:

•	Meets at least quarterly with our:

o
Chief Compliance Officer and reviews the Chief Compliance Officer’s surveillance findings in general, and the Chief Compliance Officer’s findings in particular with regard to our Advisors’ and our officers’ implementation of the valuation procedures;

o
Advisors and officers to ensure that we have taken appropriate remedial action to cure deficiencies, if any, related to our internal control over financial reporting, which may impact the valuation policies and procedures adopted by our board of directors; and

•
Reviews any changes in ASC 820 against our approved valuation policies and procedures to ensure that such valuation policies and procedures are modified and approved, as appropriate, in light of current accounting guidance;

Because our board of directors has the ultimate responsibility for determining, in good faith, the fair value of our portfolio investments, our board of directors will have direct access to all entities and all persons, including any independent valuation agents, that are involved in assisting with the valuation of our portfolio investments in order to discuss with them the valuation methodologies they have utilized. We believe this will enable our board of directors to fulfill its responsibilities despite any conflicts of interest that may exist.

Determination of Our Net Asset Value

The board of directors will determine the net asset value per share of our outstanding shares of common stock quarterly by dividing the value of total assets minus liabilities by the total number of shares of our common stock outstanding at the time of determination.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, we base fair value on observable market prices or parameters, or derive fair value from such prices or parameters. Where observable prices or inputs are not available, we apply valuation models. These valuation techniques used in our valuation models involve some level of estimation and judgment, the degree of which depends on price transparency for the instruments or market and the financial instruments’ complexity. We categorize assets and liabilities recorded at fair value in our financial statements based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and are as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets carried at level 1 fair value generally consist of equity securities that are listed on active security exchanges.

Level 2: Inputs, other than quoted prices included in level 1, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

Level 3: Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset.

A significant decrease in the volume and level of activity for an asset or liability is an indication that transactions or quoted prices may not be representative of fair value because, in such market conditions, there may be increased instances of transactions that are not orderly. In those circumstances, we believe further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new, whether the financial instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that we base valuation upon models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Depending on the relative liquidity in the markets for certain assets, we may transfer assets to level 3 if we determine that observable quoted prices, obtained directly or indirectly, are not available. The variability of the observable inputs affected by the factors described above may cause instruments to be reallocated between levels 1, 2, and/or 3, which we will recognize at the end of the reporting period.

Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that we and others are willing to pay for an asset. Ask prices represent the lowest price that we and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, we will not require that fair value always be a predetermined point in the bid-ask range. Our policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets our best estimate of fair value.

We will record the TRS at fair value.  The fair value of the TRS will be primarily based (i) the increase or decrease in the value of the TRS reference assets relative to the notional amounts, together with (ii) accrued interest income and fee income, (iii) TRS swap financing costs on the TRS settled trade notional amount, and (iv) certain other expenses incurred under the TRS. The TRS reference assets are valued pursuant to the valuation algorithm specified in each TRS Agreement, including reliance on indicative bid prices provided by independent third-party pricing services. Bid prices reflect the highest price that market participants may be willing to pay. On a quarterly basis, the Company’s management reviews, tests and compares (i) the indicative bid prices assigned to each TRS reference asset by the TRS counterparty, based on the inputs provided to TRS counterparty by third-party pricing services with (ii) third-party service provider pricing inputs that are independently sourced by the Company’s management and/or its Advisors. To the extent the Company’s management has any questions or concerns regarding the valuation of the TRS reference assets, such valuations are discussed or challenged with the TRS counterparty pursuant to the terms of the TRS Agreements. Additionally, the Company’s management reviews the calculations of both collected and accrued interest, total return swap financing costs, and realized gains and losses that also determine the aggregate fair value of the TRS. For additional disclosures on the TRS,   see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources—Total Return Swaps.”

Value Determinations in Connection with this Continuous Offering

Our initial offering price per share was $10.00. However, this price has changed to the current public offering price to ensure that shares are not sold at a price, after deduction of selling commissions and marketing support fees, that is not below the then current net asset value. To the extent that the net asset value per share increases subsequent to the last weekly closing, the price per share may increase. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock.

In connection with each subscription closing on the sale of shares of our common stock offered pursuant to the prospectus on a continuous basis, we expect that our board of directors may delegate to our officers the authority to test that the net proceeds per share from the sale of shares are equal to, or greater than, our current net asset value per share on the date of each weekly subscription closing. Our officers may consult with our board of directors or audit committee members to confirm their determination that we are not selling shares of our common stock at a price which, after deducting selling commissions and marketing support fees, is below our then current net asset value. We expect that our officers, acting under delegated authority from our board of directors, will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock as disclosed in our most recent periodic report filed with the SEC;

•
our Advisors’ and officers’ assessment of whether any material change in net asset value has occurred (including through any realization of net gains from the sale of a portfolio investment), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the weekly subscription closing of our common stock; and

•
the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our officers’ assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of the weekly subscription closing.

Importantly, this determination does not require that we calculate and disclose net asset value in connection with each weekly closing and sale of shares of our common stock, but instead it involves the determination by our Advisors and officers, or by our board of directors, that we are not selling shares of our common stock at a price which, after deducting selling commissions and marketing support fees, is below the then current net asset value on the date of sale.

Moreover, to the extent that there is more than a remote possibility that we may: (i) issue shares of our common stock at a price which, after deducting selling commissions and marketing support fees, is below the then current net asset value of our common stock on the date of sale or (ii) trigger the undertaking provided herein to suspend the offering of shares of our common stock pursuant to the prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the weekly closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be made at a price which, after deducting selling commissions and marketing support fees, is below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These valuation processes and procedures are part of our compliance program. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to the prospectus, we intend to update the prospectus by filing a prospectus supplement with the SEC. We also intend to make updated information available via our website:    www.corporatecapitaltrust.com.

SUITABILITY STANDARDS

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. In making this determination, your participating broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;

•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and

•	have an apparent understanding of the following:

•	the fundamental risks of your investment;

•	the lack of liquidity of your shares;

•	the restrictions on transferability of your shares;

•	the background and qualification of our Advisors; and

•	the tax consequences of your investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

California – A California investor’s total investment in us shall not exceed 10% of his or her net worth.

Alabama – Alabama residents may not invest more than 10% of their liquid net worth in us and in other business development companies.

Idaho – An investment in us is limited to Idaho investors who have either (i) a gross annual income of at least $85,000 and a liquid net worth of at least $85,000 or (ii) a liquid net worth of at least $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. (“Liquid net worth” shall include only cash plus cash equivalents. “Cash equivalents” includes assets which may be convertible to cash within one year).

Iowa – Investors are advised to limit their investment in the shares in us and similar business development companies to no more than 10% of their liquid net worth, such net worth being defined as “that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents or readily available marketable securities.”

Kansas – It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this investment and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Maine – An investment in us is limited to Maine investors who have either (i) a gross annual income of at least $70,000 and a net worth of at least $70,000 or (ii) a net worth of at least $250,000. In addition, a Maine investor may not invest more than 10% of his or her net worth in us and our affiliates.

Massachusetts – In addition to the general suitability standards, Massachusetts residents must not invest, in the aggregate, more than 10% of their net worth in us, our affiliates and similar investments.

Michigan – It is recommended by the Michigan Office of Financial and Insurance Regulation that Michigan citizens not invest more than 10% of their liquid net worth in us. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities that may be converted into cash within one year.

Nebraska – In addition to the general suitability standards, Nebraska residents must not invest , in the aggregate, more than 10% of their net worth in this offering.

Ohio – In addition to the general suitability standards, Ohio residents must not invest, in the aggregate, more than 10% of their net worth in us, our affiliates and other non-traded business development companies.  “Liquid net worth” shall be defined as the portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma – In addition to the general suitability standards, Oklahoma residents must not invest, in the aggregate, more than 10% of their net worth (not including home, home furnishings and automobiles) in us.

Tennessee – An investment in us is limited to Tennessee investors who have either (i) a gross annual income of at least $100,000 and a net worth of at least $100,000 or (ii) a net worth of at least $500,000. In addition, a Tennessee investor may not invest more than 10% of his or her net worth in this offering. Net worth shall exclude home, home furnishings and personal automobiles.

Texas – Texas residents purchasing shares (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in us. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

PLAN OF DISTRIBUTION

We are offering a maximum of 150,000,000 shares of our common stock to the public at a current offering price of $11.10 per share, except as provided below. Our Managing Dealer is CNL Securities Corp. The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We intend that the shares of common stock offered pursuant to this prospectus will not be listed on any national securities exchange during the offering period, and neither our Managing Dealer nor the participating broker-dealers intend to act as market-makers with respect to our common stock. This prospectus also relates to the shares that we will offer under our distribution reinvestment plan.    See   “Distribution Reinvestment Plan.”

Under applicable SEC rules, generally, an issuer may offer and sell securities in a continuous offering, like this offering, only until the third anniversary of the initial effective date of the registration statement under which the securities are being offered and sold.  However, if, in accordance with SEC rules, a new registration statement is filed by the issuer before the end of that three-year period, then the continuous offering of securities covered by the prior registration statement (provided such continuous offering had commenced within three years of the initial effective date) may continue until the effective date of the new registration statement, if so permitted under the new registration statement.  In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.  Because our registration statement for this offering was initially declared effective on April 4, 2011, this offering will end on April 4, 2014, unless we choose to extend the offering by filing another registration statement for that purpose before April 4, 2014.

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Managing Dealer

Our Managing Dealer is CNL Securities Corp., which is an affiliate of CNL and a member of FINRA and the SIPC. The Managing Dealer is headquartered at 450 S. Orange Avenue, Orlando Florida. Our Managing Dealer will act as a distributor of our shares of common stock offered by this prospectus.

Subject to certain reductions described below, our Managing Dealer will receive selling commissions of up to 7% of the gross proceeds of shares sold in the offering. The Managing Dealer will also receive a marketing support fee of up to 3% of the gross offering proceeds for marketing support fees. The term “marketing support fees” refers to a portion of the sales load available to participating broker-dealers for assistance in selling and marketing our shares.

Our Managing Dealer will engage unrelated, third-party participating broker-dealers in connection with the offering of shares. As used in this prospectus, the term participating broker-dealers includes the Managing Dealer, other members of FINRA, and entities exempt from broker-dealer registration. In connection with the sale of shares by participating broker-dealers, our Managing Dealer may reallow to such participating broker-dealers all or any portion of its selling commissions or marketing support fees attributable to such participating broker-dealers’ respective sales.

The Managing Dealer may reallow all or any portion of the marketing support fees for each share sold by a participating broker, provided that the participating broker agrees to comply with one or more of the following conditions:

•	To have and use internal marketing support personnel (such as telemarketers or a marketing director) to assist the managing dealer’s marketing team;

•	To have and use marketing communications vehicles such as newsletters, conference calls, interactive CD-ROMS and mail to promote our company and this Offering;

•
To answer investors’ inquiries concerning quarterly statements, valuations, distribution rates, tax information, annual reports, reinvestment and redemption rights and procedures, and the Fund’s financial status;

•	To assist investors with reinvestments and redemptions;

•	To maintain the technology necessary to adequately service our investors as otherwise associated with the Offering; or

•	To provide other services as requested by investors from time to time.

  See “Special Discounts” for a description of the circumstances under which a selling commission and/or marketing support fee may be reduced or eliminated in connection with certain purchases. Selling commissions and marketing support fees will not be paid in connection with the purchase of shares pursuant to our distribution reinvestment plan. We will also reimburse the Managing Dealer for reasonable out-of-pocket due diligence expenses that are incurred by the Managing Dealer and/or participating broker-dealers, provided that such expenses are detailed on itemized invoices.

In addition, we and, to a lesser extent, our affiliates may reimburse our Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to    bona fide   training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to our Managing Dealer may be paid by our Managing Dealer to any participating brokers. We may also reimburse the participating brokers for certain expenses incurred in connection with this offering. Expenses that we may pay to participating brokers, or those expenses our Managing Dealer reallows to participating brokers, include reimbursements for costs and expenses related to investor and broker/dealer sales and training meetings, broker/dealer    bona fide   training and education meetings for such meetings conducted by us, our Managing Dealer or participating brokers and including costs of technology associated with the offering and other costs and expenses related to such technology costs.

We, or our affiliates, may provide permissible forms of non-cash compensation to registered representatives of our Managing Dealer and the participating broker-dealers, the value of which may not exceed an aggregate of $100 per sales person, per year. In the event other incentives are provided to registered representatives of the Managing Dealer or the participating broker-dealers, those incentives will be paid only in cash, and such payments will be made only to the Managing Dealer, not to participating broker-dealers or to their registered representatives. Sales incentive programs offered to the Managing Dealer or to participating broker-dealers must first have been submitted for review by FINRA and must comply with Rule 5110 or Rule 2310, as applicable. Costs incurred in connection with such sales incentive programs, if any, will be considered underwriting compensation. Under applicable FINRA rules, the maximum compensation payable to FINRA members participating in this offering may not exceed 10% of our gross offering proceeds, excluding proceeds from our distribution reinvestment plan.

To the extent permitted under applicable law and our articles of incorporation and bylaws, we have agreed to indemnify the Managing Dealer, participating broker-dealers, and selected registered investment advisers against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Managing Dealer Agreement.

The Managing Dealer and participating broker-dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to the Managing Dealer and participating broker-dealers as an alternative to paper copies when possible. As a result, if the Managing Dealer or a participating broker-dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the prospectus, a subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the Managing Dealer or a participating broker-dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and FINRA and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to the Managing Dealer or the participating broker-dealer.

Share Distribution Channels

We expect our Managing Dealer to use multiple distribution channels to sell our shares. These channels may have different selling commissions, and consequently, a different purchase price for the shares. Our Managing Dealer is expected to engage participating broker-dealers in connection with the sale of the shares of this offering in accordance with participating broker agreements. No participating broker-dealers had entered into a participating broker agreement related to this offering prior to the effective date of our registration statement. Except as otherwise described, selling commissions and marketing support fees will be paid by us to our Managing Dealer in connection with such sales.

As previously reported, on July 29, 2011, we, the Managing Dealer, and certain affiliated entities entered into a selected dealer agreement with Ameriprise Financial Services, Inc. pursuant to which Ameriprise Financial Services, Inc. has been appointed as a participating broker-dealer to solicit subscriptions for our sales of shares in this offering. To date there are 82 participating broker-dealers soliciting subscriptions for our sales of shares in this offering.

We may pay reduced selling commissions to our Managing Dealer in connection with the sale of shares of our common stock to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their participating brokers that no selling commissions will be payable with respect to the purchase of their shares: (1) if the investor has engaged the services of a registered investment adviser or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (2) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the selling commissions payable in connection with such transaction. Neither our Managing Dealer nor its affiliates are expected to directly or indirectly compensate any person engaged as an investment adviser or a bank trust department by a potential investor to induce such investment adviser or bank trust department to advise favorably for an investment in shares of our common stock. See   “— Special Discounts.”

We also expect to deliver our shares through independent investment advisers (affiliated with registered broker-dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

Subject to compliance with applicable regulations, we may sell shares directly to certain institutional investors in negotiated transactions in which no party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these institutional investors.

Special Discounts

We may waive or reduce certain fees and expenses in connection with the sale of our shares that will represent a discount to the price at which our securities are offered to the public. However, the amount of net proceeds to us is not expected to be affected by these discounts.

Our executive officers and directors and their immediate family members, as well as officers and persons associated with our Advisors and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of shares of our common stock will be sold to individuals designated by our management, net of all selling commissions and marketing support fees, shortly after the commencement of the offering. However, except for certain share ownership and transfer restrictions contained in our articles of incorporation, there is no limit on the number of shares of our common stock that may be sold to such persons.

In addition, the selling commission and the marketing support fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, distribution reinvestment plan sales, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries, sales to our affiliates, sales to employees of selected participating broker-dealers, sales made by certain selected participating brokers at the discretion of the Managing Dealer, sales in wrap accounts managed by participating brokers or their affiliates, and sales in managed accounts that are managed by participating brokers or their affiliates. We may also make certain sales directly to these groups designated by our management without a broker-dealer intermediary. For such direct sales, all selling commissions and marketing support fees will be waived. We may also sell shares at a discount to the public offering price in the event that the investor:

•
pays a broker a fixed fee, e.g., a percentage of assets under management, for investment advisory and broker services, which is referred to as a “wrap fee,” except that, with regard to certain participating broker arrangements, if the wrap fee arrangement is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services, then the investor may pay both selling commissions and the reallowed marketing support fee,

•
has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment adviser that is also registered as a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor); or

•	is investing through a bank or other entity exempt from broker-dealer registration acting as trustee or fiduciary.

If an investor purchases shares through one of these channels in this offering, we will sell the shares at a negotiated discount of 7%, 7.5%, 8%, or 8.5% from the public offering price, reflecting that selling commissions, and in some cases a portion of the marketing support fee, will not be paid in connection with such purchases. We expect to receive substantially the same net proceeds for sales of shares through these channels. Neither our Managing Dealer nor its affiliates are expected to compensate any person engaged as a financial advisor by a potential investor to induce such financial advisor to advise favorably for an investment in us.

We are also offering volume discounts to investors who purchase more than $500,000 of shares of our common stock through the same selected broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares; the marketing support fee of 3% will still be applied at all volume levels.

Dollar Amount of Shares Purchased	Purchase Price per Incremental Share in Volume Discount Range (1)	Reduced Selling Commission Rate
$1 – $500,000	$11.10	7.0%
$500,001 – $750,000	$10.99	6.0%
$750,001 – $1,000,000	$10.88	5.0%
$1,000,001 – $2,500,000	$10.77	4.0%
$2,500,001 – $5,000,000	$10.66	3.0%
Over $5,000,000	$10.55	2.0%

(1)	Assumes a $11.10 per share offering price, which is the current public offering price as of June __, 2013. Discounts will be adjusted appropriately for changes in the public offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $1,250,000 would result in the purchase of 113,983.567 shares at a weighted average purchase price of $10.966 per share as shown below:

•	$500,000 at $11.10 per share=45,045.045 shares (7% selling commission + 3% marketing support fee);

•	$250,000 at $10.99 per share=22,747.953 shares (6% selling commission + 3% marketing support fee);

•	$250,000 at $10.88 per share=22,977.941 shares (5% selling commission + 3% marketing support fee); and

•	$250,000 at $10.77 per share=23,212.628 shares (4% selling commission + 3% marketing support fee).

To qualify for a volume discount in connection with multiple purchases of our shares you must use the same participating broker-dealer for each purchase and you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our offering through the same participating broker-dealer. To the extent requested in writing by an investor as described above, our volume discount is cumulative. To the extent an investor’s cumulative purchases qualify for a volume discount, such investor’s purchases will qualify for a volume discount equal to: (i) the volume discount for the applicable purchase or (ii) to the extent the subsequent purchase, when aggregated with the prior purchase(s), qualifies for a greater volume discount, the volume discount for such aggregated purchases.

To the extent purchased through the same participating broker-dealer, the following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21, and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund, or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing, or other employee benefit plan qualified under Section 401(a) of the Code; and

•	all pensions, trusts, or other funds maintained by a given bank.

In the event that a person wishes to have his or her order combined with orders made by others for the purposes of being treated as a “single purchaser,” that person must request such treatment in writing at the time of subscription, setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to verification that the orders to be combined may be treated as purchases made by a single purchaser. If the subscription agreements for the combined orders of persons wishing to be treated as a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts of each order. If the subscription agreements are not submitted at the same time, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only shares of our common stock purchased in this offering pursuant to this prospectus are eligible for volume discounts. Shares of our common stock purchased through our distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify individuals for the various discount levels.

Other Discounts

Notwithstanding the above, the Managing Dealer may, in its sole discretion, enter into an agreement with a participating broker-dealer whereby such participating broker-dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and marketing support fees, provided that any such aggregate group of subscriptions must be received from such participating broker-dealer. Additionally, the Managing Dealer may, in its sole discretion, aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and marketing support fees, provided that any such aggregate group of subscriptions must be received from the Managing Dealer. Any reduction in selling commissions and marketing support fees would be prorated among the separate subscribers.

SUBSCRIPTION PROCESS

You must have a bona fide U.S. taxpayer identification number (social security number or employer identification number) and a U.S. address to subscribe to this offering. Investors who meet our suitability standards may subscribe for shares of our common stock as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete and execute a subscription agreement and submit the completed subscription agreement to a selected broker-dealer. A specimen copy of the subscription agreement is included in this prospectus as Appendix A.

•
Your investment funds for the full purchase price of the shares of our common stock must be submitted with your subscription agreement. Your initial subscription amount must be at least $5,000 (or $4,000 for qualified plans). Any purchases thereafter must be at least $500.

•	Direct a funds wire to UMB Bank, N.A. as EA for Corporate Capital Trust, ABA Routing #101000695, Account #987 191 7118, FBO (Investor’s Name); or

•	Make the check payable to “UMB Bank, N.A., as EA for Corporate Capital Trust, Inc.” or

•	Make the check payable to the custodian of record if purchasing for a qualified plan or brokerage account.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We schedule weekly closings for subscriptions to our common stock, however there is no assurance that your subscription will close on the next succeeding week following your subscription date. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus. Subscriptions will be accepted or rejected within 30 calendar days of receipt by us. If your subscription is rejected, all subscription funds will be returned to you, without deduction for any expenses, within 10 business days from the date the subscription is rejected.

DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares.

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. There will be no selling commissions, marketing support fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.

Participation in the Distribution Reinvestment Plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions.

Your distribution amount will purchase shares at a per share price equivalent to the net asset value per share at the reinvestment date (90% of the public offering price) pursuant to the effective registration statement at the time of purchase. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be the net asset value per share. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional shares of stock, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt-in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. At least annually, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to you. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the management fee and the incentive fee are determined and paid under our Investment Advisory Agreement.

For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see “Tax Matters.” Additional information about the distribution reinvestment plan may be obtained by contacting shareholder services for Corporate Capital Trust, Inc. at 866-650-0650.

SHARE REPURCHASE PROGRAM

During the term of this offering, we do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited.

We commenced our share repurchase program in July 2012 and the first repurchase of shares occurred in August 2012. We conduct quarterly tender offers on approximately 10% of our weighted average number of outstanding shares in any 12-month period, in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act, to allow our shareholders to tender their shares at a specific offer price that is determined based upon our net asset value per share as of the end of our most recent fiscal quarter prior to the initiation of each tender offer program. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares.

We limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan.    See “Distribution Reinvestment Plan.” At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, we will limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. You may tender all of the shares of our common stock that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.

To the extent that the number of shares of our common stock tendered to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. The limitations and restriction described above may prevent us from accommodating all repurchase requests made in any year. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of our independent directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to continue to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The table below provides summary information of the four completed share tender offer s through May 24, 2013:

Repurchase Date	Total Number of Tender Offer Shares	Total Number of Shares Purchased	No. of Shares Purchased/ Tender Offer Shares	Price Paid per Share	Total Consideration
August 15, 2012	236,604	47,481	20%	$9.64	$457,720
November 15, 2012	470,031	25,405	5	9.79	248,716
February 26, 2013	785,106	84,074	11	9.73	818,045
May 24, 2013	1,158,737	68,788	6	9.91	681,687
Total	2,650,478	225,748	9%		$2,206,168

ADDITIONAL INFORMATION

Registration Statement and Statement of Additional Information

We have filed a registration statement under the Securities Act with the SEC on Form N-2, together with all amendments and related exhibits. The registration statement includes this prospectus along with additional information about us and our shares of common stock being offered by this prospectus, including an SAI. The SAI is incorporated by reference herein to this prospectus. For your reference, the Table of Contents of the SAI is as follows:

TABLE OF CONTENTS	SAI-1
INVESTMENT OBJECTIVE AND POLICIES	SAI-2
MANAGEMENT	SAI-7
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	SAI-14
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	SAI-15
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-16
REGULATION	SAI-16

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, but only in permitted jurisdictions and only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will submit all supplemental sales materials to the SEC, or with FINRA as permitted by regulation, for review prior to distributing such materials. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading our prospectus. The sales materials expected to be used in permitted jurisdictions include:

•	investor sales promotion brochures;

•	cover letters transmitting the prospectus;

•	brochures containing a summary description of the offering;

•	fact sheets describing the general nature of our business and our investment objective;

•	flyers describing our recent investments;

•	broker updates;

•	online investor presentations;

•	third-party article reprints;

•	website material;

•	electronic media presentations; and

•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by CNL or its affiliates with the exception of any third-party article reprints. In certain jurisdictions, some or all of such sales materials may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in such sales materials.

We are offering shares in this offering only by means of this prospectus. Although we do not expect that the information contained in our supplemental sales materials will conflict with any of the information contained in this prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus or the registration statement of which this prospectus is a part.

Reports to Shareholders

Within 45 days after the end of each fiscal quarter, we are required to file our quarterly report on Form 10-Q. Within 90 days after the end of each fiscal year, we are required to file our annual report on Form 10-K and then we will provide a copy of our annual report on Form 10-K to all shareholders of record as of the end of each fiscal year shortly after filing it with the SEC. We will also file with or submit to the SEC current reports on Form 8-K, proxy statements and other information meeting the informational requirements of the Exchange Act. These reports, including communications with shareholders, should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which this prospectus is a part. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at    www.corporatecapitaltrust.com   and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at Shareholder Services, Corporate Capital Trust, Inc., 450 S. Orange Ave., Orlando, FL 32801. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at    www.sec.gov   . Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information electronically by registering your attention at    www.corporatecapitaltrust.com/gopaperless   . Unless you elect to receive such documents and information electronically, they will be provided in paper form by U.S. mail. You must have Internet access to use electronic delivery. While we impose no additional charge for this service, there could be costs associated with electronic delivery, such as on-line access charges. In addition, all such documents and information may be accessed and printed from our website. As documents and information become available, if we have your e-mail address on record, we will notify you by sending you an e-mail message, which will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending paper copies by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you paper copies of all documents that we are required to provide to you. However, in order for us to be properly notified, your revocation must be given to us within a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

TAX MATTERS

The following is a summary of certain U.S. federal income tax consequences to a shareholder who purchases our common stock pursuant to this offering. This summary is subject to change by legislative or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular shareholders in light of their individual investment circumstances or to some types of shareholders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding our common shares in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens or shareholders who contribute assets to us in exchange for our shares. This discussion assumes that the shareholders hold their common shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all U.S. federal income tax aspects affecting us and our shareholders, and the discussion set forth herein does not constitute tax advice. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, regarding any matter discussed herein. Tax counsel has not rendered any legal opinion regarding any tax consequences relating to us or our shareholders. Shareholders are urged to consult their own tax advisers to determine the U.S. federal, state, local, and foreign tax consequences of investing in our shares.

Taxation of our Company

Beginning with our taxable year ending December 31, 2011, we elected to be treated, and we intend to qualify annually, as a RIC under Subchapter M of the Code. To qualify as a RIC, we must: (a) derive in each taxable year at least 90% of our gross income from dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership,” or QPTP; and (b) diversify our holdings so that, at the end of each quarter of each taxable year: (i) at least 50% of the market value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other regulated investment companies, and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not more than 10% of the outstanding voting securities of such issuer (subject to the exception described below), and (ii) not more than 25% of the market value of our total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other regulated investment companies), the securities of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs. We may generate certain income that might not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions to endeavor to prevent our disqualification as a RIC.

In addition, as a RIC, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses. In this prospectus, we refer to this distribution requirement as the Annual Distribution Requirement. A RIC can elect to treat as paid, during the taxable year, certain dividends actually paid by the RIC in the subsequent taxable year. Such dividends commonly are referred to as spillback dividends. This election affects only the tax treatment of the RIC. The shareholders generally are taxed on dividends in the year of actual distribution of such dividends. Any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. shareholders on December 31 of the year in which the dividend was declared.

As a RIC, in any fiscal year with respect to which we distribute at least 90% of the sum of our: (i) “investment company taxable income,” which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends and distributions paid and (ii) net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions), we (but not our shareholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains distributed to our shareholders. We intend to distribute, in cash and/or our own shares, annually, all or substantially all of such income. To the extent that we retain our net capital gains for investment or any investment company taxable income, we will be subject to U.S. federal income tax. We may choose to retain our net capital gains for investment or any investment company taxable income, and pay the associated federal corporate income tax, including the federal excise tax described below.

We may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount each U.S. shareholder will be required to include his, her, or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholders will be entitled to claim a credit equal to his, her, or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s cost basis for his, her or its common stock. Since we expect to pay tax on any retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. shareholder’s other federal income tax obligations or may be refunded to the extent it exceeds a shareholder’s liability for federal income tax. A shareholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that we have paid. For federal income tax purposes, the tax basis of shares owned by a shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the shareholder as described in this paragraph. To utilize the deemed distribution approach, we must provide written notice to shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of its investment company taxable income as a “deemed distribution.” We may also make actual distributions to our shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by us. To avoid this tax, we must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of:

1.	at least 98% of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

2.
at least 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and

3.	certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

If, in any particular taxable year, we do not satisfy the Annual Distribution Requirement or otherwise were to fail to qualify as a RIC (for example, because we fail the 90% annual gross income requirement described above), all of our taxable income (including our net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and distributions generally will be taxable to the shareholders as ordinary dividends to the extent of our current and accumulated earnings and profits.

We may decide to be taxed as a regular corporation even if we would otherwise qualify as a RIC if we determine that treatment as a regular corporation for a particular year would be in our best interests.

Taxation of U.S. Shareholders

For purposes of this discussion, a “U.S. shareholder” is a holder or a beneficial holder of shares which is for U.S. federal income tax purposes: (1) a person who is a citizen or resident of the U.S., (2) a domestic corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if: (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership or other entity classified as a partnership for U.S. tax purposes holds the shares, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the activities of the partner. Partnerships acquiring shares, and partners in such partnerships, should consult their own tax advisors. Prospective investors that are not U.S. shareholders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in our shares, including the potential application of U.S. withholding taxes.

Distributions we pay to our shareholders from our ordinary income or from an excess of net realized short-term capital gains over net realized long-term capital losses, which together we refer to in this prospectus as “ordinary income dividends,” are generally taxable to you as ordinary income to the extent of our earnings and profits. Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate shareholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions made to you from an excess of net realized long-term capital gains over net realized short-term capital losses, which we refer to in this prospectus as “capital gain dividends,” including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains if they have been properly designated by us, regardless of the length of time you have owned our shares. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). The reduction in the tax basis of shares by the amount of any return of capital distributions, which will generally result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares. Generally, you will be provided with a written notice designating the amount of any ordinary income dividends and capital gain dividends or other distributions as promptly as practicable after the close of the taxable year.

In the event that we retain any net capital gains, we may designate the retained amounts as undistributed capital gains in a notice to our shareholders. If a designation is made, shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a U.S. shareholder would be increased by an amount equal to the difference between: (i) the amount included in the U.S. shareholder’s income as long-term capital gains and (ii) the U.S. shareholder’s proportionate share of the corporate tax paid by us.

If, in January of any year, we pay our shareholders a dividend that was declared during the final calendar quarter of the preceding year to our shareholders of record as of a specified date in such calendar quarter, then the dividend will be treated for tax purposes as being paid by us and received by our shareholders on December 31 of such preceding year (    i.e.   , the year in which the dividend was declared). Dividends and other taxable distributions are taxable to our shareholders even if they are reinvested in additional shares of our common stock. In addition, to the extent that a shareholder purchases additional shares within the Distribution Reinvestment Plan at a discount to fair market value of the shares, the shareholder will be treated for tax purposes as having received an additional distribution equal to the amount of the purchase price discount. A shareholder designating a distribution for reinvestment will be taxed on the amount of such distribution as ordinary income to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain dividend or as a return of capital. In that event, such designated portion of the distribution will be taxed as long-term capital gain or as a return of capital, respectively. Any stock received in a purchase under our Distribution Reinvestment Plan will have a holding period for tax purposes commencing on the day following the day on which shares are credited to your account. If you are purchasing our shares pursuant to a volume discount or any other reduction in selling commissions or other fees, as set forth elsewhere in this prospectus, you should consult with your own tax advisor before electing to participate in the Distribution Reinvestment Plan.

A U.S. shareholder will realize gain or loss on the sale or exchange of our common shares in an amount equal to the difference between the U.S. shareholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, a gain or loss recognized by a U.S. shareholder on the sale or other disposition of our common shares will result in capital gain or loss to such shareholder, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss realized by a shareholder upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by such shareholder. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Present law taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income.

Federal law will require us to report our shareholders’ cost basis, gain/loss, and holding period to the IRS on Form 1099s when “covered” securities are sold. For purposes of these reporting requirements, all of our shares acquired by non-tax exempt shareholders, including those acquired through our Distribution Reinvestment Plan, will be considered covered securities. We have chosen FIFO (first-in, first-out) as our standing (default) tax lot identification method for all shareholders. A tax lot identification method is the way we will determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. Our standing tax lot identification method is the method covered securities will be reported on your Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than our standing method and will be able to do so from the time you are admitted as a shareholder up through and until the sale of the covered securities. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, we are responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. We are not responsible for the reliability or accuracy of the information for those securities that are not “covered.” We encourage you to refer to the appropriate IRS regulations or consult your tax advisor with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method.

As required by the Internal Revenue Code, we will send each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the “qualified dividend income” rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation. Dividends distributed by us generally will not be eligible for the corporate dividends received deduction.

We may be required to withhold federal income tax, which we refer to in this prospectus as backup withholding, from all taxable distributions to any non-corporate U.S. shareholder: (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is typically his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

Shareholders should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local, and foreign tax consequences of an investment in our shares.

Company Investments

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions and may decide to make certain tax elections, may be required to borrow money, or may be required to dispose of securities to mitigate the effect of these rules and prevent disqualification of us as a RIC.

Investments we make in securities issued at a discount or providing for deferred interest or paid-in-kind interest are subject to special tax rules that will affect the amount, timing, and character of distributions to our shareholders. For example, with respect to securities issued at a discount, we will generally be required to accrue daily, as income, a portion of the discount and to distribute such income each year to maintain our qualification as a RIC and to avoid U.S. federal income and excise taxes. Since in certain circumstances we may recognize income before or without receiving cash representing such income, we may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining RIC status and for avoiding U.S. federal income and excise taxes. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital, distribute our own shares, or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thereby be subject to corporate-level income tax.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our shareholders their share of the foreign taxes paid by us.

We may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). Thus, it is possible that one or more such entities in which we invest could be treated under the Code and the U.S. Treasury regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash and make distributions with respect to such income in order to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Under certain circumstances an investment in a passive investment company could result in a tax to our company and/or an increase in the amount of taxable distributions by our company.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Arnold & Porter LLP.

EXPERTS

The consolidated financial statements of Corporate Capital Trust, Inc. and its subsidiaries for the year ended December 31, 2012 and for the year ended December 31, 2011 included in the Prospectus, and the supplemental information on senior securities as of December 31, 2012 included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement. These financial statements and the supplemental information on senior securities are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PRIVACY NOTICE

We collect nonpublic personal information about our shareholders in the ordinary course of establishing and servicing their accounts. Nonpublic personal information means personally identifiable financial information that is not publicly available and any list, description, or other grouping of shareholders that is derived using such information. For example, it includes a shareholder’s address, social security number, account balance, income, investment activity, and bank account information. We collect this information from the following sources:

•	account applications or other required forms, correspondence (written or electronic), or from telephone contacts with customers inquiring about us;

•	transaction history of a shareholder’s account; and

•	service providers.

We do not disclose nonpublic personal information about you or your account(s) to anyone without your consent other than to:

•
Our service providers, including our Advisors, as necessary for the servicing of your account. Our service providers in turn have an obligation to protect the confidentiality of your personal information.

•	Companies that may perform marketing services on our behalf or pursuant to joint marketing agreements. These marketing companies also have an obligation to protect confidential information.

•
Government officials or other persons unaffiliated with us, to the extent required by federal or Maryland law or our articles of incorporation, including in accordance with subpoenas, court orders, and requests from government regulators.

If you decide to close your account(s), we will continue to adhere to the practices described in this notice.

If you invest in our common stock through a financial intermediary, such as a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with other parties.

We maintain physical, electronic, and procedural safeguards to protect your nonpublic personal information.

CORPORATE CAPITAL TRUST, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

PAGE
Financial Statements for the three months ended March 31, 2013 and 2012
Condensed Consolidated Statements of Assets and Liabilities (unaudited)	F-2
Condensed Consolidated Statements of Operations (unaudited)	F-3
Condensed Consolidated Statements of Changes in Net Assets (unaudited)	F-4
Condensed Consolidated Statements of Cash Flows (unaudited)	F-5
Condensed Consolidated Schedules of Investments (unaudited)	F-6
Notes to Condensed Consolidated Financial Statements (unaudited)	F-25

Financial Statements for the fiscal years ended December 31, 2012 and December 31, 2011 and for the period from June 9, 2010 (Inception) to December 31, 2010
Report of Independent Registered Public Accounting Firm	F-45
Consolidated Statements of Assets and Liabilities	F-46
Consolidated Statements of Operations	F-47
Consolidated Statements of Changes in Net Assets	F-48
Consolidated Statements of Cash Flows	F-49
Consolidated Schedule of Investments	F-50
Notes to Consolidated Financial Statements	F-65

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Statements of Assets and Liabilities (unaudited)

	March 31, 2013	December 31, 2012
Assets
Investments, at fair value (amortized cost of $919,172,508 and $704,629,567)	$938,917,283	$710,870,599
Cash	—	306,459
Cash denominated in foreign currency (cost $554,444 and $—)	553,473	—
Cash collateral on deposit with custodian	176,028,941	87,974,019
Dividends and interest receivable	13,179,665	9,258,404
Receivable for investments sold	4,518,918	37,704,165
Principal receivable	1,056,488	462,407
Unrealized appreciation on derivative instruments	7,906,061	1,357,886
Deferred offering expense	2,719,119	2,146,007
Prepaid and deferred expenses	1,104,112	244,130
Total assets	1,145,984,060	850,324,076
Liabilities
Revolving credit facility	$219,440,000	$159,620,000
Payable for investments purchased	108,298,279	72,435,184
Accrued performance-based incentive fees	6,292,360	2,087,073
Accrued investment advisory fees	1,820,059	1,434,712
Accrued reimbursement of expense support	1,136,064	1,829,749
Unrealized depreciation on derivative instruments	62,563	155,568
Accrued directors' fees	18,569	10,436
Other accrued expenses and liabilities	2,094,445	1,267,540
Total liabilities	339,162,339	238,840,262
Net Assets
Common stock, $0.001 par value per share, 1,000,000,000 shares authorized, 81,431,053 and 62,728,439 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively	81,431	62,728
Paid-in capital in excess of par value	792,962,936	607,351,000
Distributions in excess of net investment income	(13,821,760)	(3,374,805)
Accumulated net unrealized appreciation on investments, derivative instruments and foreign currency translation	27,599,114	7,444,891
Net assets	$806,821,721	$611,483,814
Net asset value per share	$9.91	$9.75

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (unaudited)

	For the three months ended
	March 31, 2013	March 31, 2012
Investment income
Interest income	$15,239,302	$3,374,128
Dividend income	98,492	3,253
Fee income	11,529	—
Total investment income	15,349,323	3,377,381
Operating expenses
Investment advisory fees	4,860,666	894,160
Performance-based incentive fees	4,205,287	875,246
Interest expense	1,317,059	320,129
Offering expense	1,093,596	—
Administrative services	422,949	169,132
Professional services	348,001	208,541
Organization expenses	—	527,741
Custodian and accounting fees	88,123	40,477
Director fees and expenses	68,468	48,235
Other	406,156	121,357
Total operating expenses	12,810,305	3,205,018
Reimbursement of expense support	1,136,064	—
Expense support	—	(962,798)
Net expenses	13,946,369	2,242,220
Net investment income	1,402,954	1,135,161
Realized and unrealized gain (loss):
Net realized gain on investments	1,006,434	735,251
Net realized gain on derivative instruments	867,966	—
Net realized gain (loss) on foreign currency transactions	11,182	(6,285)
Net change in unrealized appreciation on investments	13,503,743	3,622,449
Net change in unrealized appreciation on derivative instruments	6,641,180	—
Net change in unrealized appreciation (depreciation) on foreign currency translation	9,300	(10,648)
Net realized and unrealized gain	22,039,805	4,340,767
Net increase in net assets resulting from operations	$23,442,759	$5,475,928
Net Investment Income Per Share	$0.02	$0.10
Diluted and Basic Earnings Per Share	$0.33	$0.50
Weighted Average Shares Outstanding	71,356,247	10,949,283
Dividends Declared Per Share	$0.20	$0.19

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Net Assets (unaudited)

	For the three months ended
	March 31, 2013	March 31, 2012
Operations
Net investment income	$1,402,954	$1,135,161
Net realized gain on investments, derivative instruments and foreign currency transactions	1,885,582	728,966
Net change in unrealized appreciation on investments, derivative instruments and foreign currency translation	20,154,223	3,611,801
Net increase in net assets resulting from operations	23,442,759	5,475,928
Distributions to shareholders from
Net investment income	(1,402,954)	(1,141,117)
Realized gains	(1,885,582)	(728,966)
Other sources (See Note 8)	(10,446,955)	(117,020)
Net decrease in net assets resulting from shareholders distributions	(13,735,491)	(1,987,103)
Capital share transactions
Issuance of shares of common stock	179,598,408	83,870,498
Reinvestment of shareholders distributions	6,850,275	1,248,460
Repurchase of shares of common stock	(818,044)	—
Net increase in net assets resulting from capital share transactions	185,630,639	85,118,958
Total increase in net assets	195,337,907	88,607,783
Net assets at beginning of period	611,483,814	65,162,729
Net assets at end of period	$806,821,721	$153,770,512
Capital share activity
Shares issued from subscriptions	18,097,872	8,712,413
Shares issued from reinvestment of distributions	688,817	129,673
Shares repurchased	(84,075)	—
Net increase in shares outstanding	18,702,614	8,842,086
Distributions in excess of net investment income at end of period	$(13,821,760)	$(117,020)

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
	March 31, 2013	March 31, 2012
Operating Activities:
Net increase in net assets resulting from operations	$23,442,759	$5,475,928
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(236,159,109)	(135,291,836)
Increase in payable for investments purchased	35,895,662	2,422,631
Proceeds from sales of investments	49,519,053	21,546,060
Proceeds from principal payments	42,017,413	2,372,642
Net realized gain (loss) on investments	(1,006,434)	(735,251)
Net change in unrealized appreciation on investments	(13,503,743)	(3,622,449)
Net change in unrealized appreciation on derivative instruments	(6,641,180)	—
Net change in unrealized appreciation on foreign currency translation	(9,300)	10,648
Amortization of premium/discount - net	(100,502)	(11,942)
Amortization of deferred financing cost	132,085	—
Increase in short-term investments, net	(68,813,362)	(2,261,866)
Increase in cash collateral on deposit with custodian	(88,054,922)	—
Increase in dividend and interest receivable	(3,943,557)	(2,892,557)
Decrease (increase) in receivable for investments sold	33,185,247	(6,984,643)
Increase in principal receivable	(594,081)	(191,605)
Decrease in receivable from advisors	—	136,354
Increase in other assets	(530,790)	(391)
Increase in accrued investment advisory fees	385,347	213,411
Increase in accrued performance-based incentive fees	4,205,287	698,399
Increase in other accrued expenses and liabilities	33,470	379,289
Net cash used in operating activities	(230,540,657)	(118,737,178)

Financing Activities:
Proceeds from issuance of shares of common stock	179,598,408	83,870,498
Payment on repurchase of shares of common stock	(818,044)	—
Distributions paid	(6,885,216)	(1,137,280)
Borrowings under credit facility	59,820,000	38,400,000
Deferred financing costs paid	(926,506)	(46,115)
Net cash provided by financing activities	230,788,642	121,087,103
Effect of exchange rate changes on cash	(971)	12,844
Net increase in cash	247,014	2,362,769
Cash and cash denominated in foreign currency, beginning of period	306,459	—
Cash and cash denominated in foreign currency, end of period	$553,473	$2,362,769

Supplemental disclosure of cash flow information and non-cash financing activities:
Cash paid for interest	$1,165,738	$261,538
Dividend distributions reinvested	$6,850,275	$1,248,460
Deferred financing costs accrued in other accrued expenses and liabilities	$107,883	$—

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidat ed   Schedule of Investments (unaudited)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Non-Control/Non-Affiliate Investments(d)—106.2%
AdvancePierre Foods, Inc.	Food, Beverage & Tobacco	Senior Debt(e)	L + 450	1.25%	7/10/2017	$3,928,159	$3,900,956	$3,991,010	0.5%
Allen Systems Group, Inc.	Software & Services	Senior Debt(e)(f)	10.50%		11/15/2016	106,000	67,703	67,310	0.0%
Alliance Laundry Systems, LLC	Capital Goods	Senior Debt(e)	L + 325	1.25%	12/7/2018	3,535,061	3,518,252	3,568,645	0.4%
Ally Financial, Inc.	Banks	Preferred Stock(g)	8.50%			118,908	2,996,482	3,184,356	0.4%
		Preferred Stock(g)	8.13%			69,800	1,804,330	1,898,560	0.2%
							4,800,812	5,082,916	0.6%
Altisource Solutions (LU)(h)	Real Estate	Senior Debt(e)(g)	L + 450	1.25%	11/27/2019	7,526,329	7,453,788	7,639,224	0.9%
American Gaming Systems, LLC	Consumer Services	Senior Debt(e)(i)(j)	L + 1000	1.50%	8/15/2016	21,782,648	21,298,435	21,782,648	2.8%
American Rock Salt Co., LLC	Materials	Senior Debt(e)	L + 425	1.25%	4/25/2017	8,464,050	8,146,025	8,480,809	1.1%
		Senior Debt(e)(f)	8.25%		5/1/2018	9,632,000	8,922,825	9,150,400	1.1%
							17,068,850	17,631,209	2.2%
Amkor Technologies, Inc.	Semiconductors & Semiconductor Equipment	Subordinated Debt(e)(g)	7.38%		5/1/2018	213,000	210,896	223,118	0.0%
Ardagh Packaging Holdings Ltd. (IE)(h)	Capital Goods	Senior Debt(e)(g)	4.88%		11/15/2022	345,000	345,000	340,688	0.0%
		Senior Debt(e)(f)(g)	7.38%		10/15/2017	100,000	100,400	109,500	0.0%
							445,400	450,188	0.0%
Aspect Software, Inc.	Technology Hardware & Equipment	Senior Debt(e)	L + 525	1.75%	5/7/2016	4,307,900	4,306,133	4,370,709	0.5%
Aspen Dental Management, Inc.	Health Care Equipment & Services	Senior Debt(e)(j)	L + 550	1.50%	10/6/2016	6,099,740	6,035,039	5,882,467	0.7%
Asset Acceptance Capital Corp.	Diversified Financials	Senior Debt(g)	L + 725	1.50%	11/14/2017	906,899	885,640	917,101	0.1%
Avaya, Inc.	Technology Hardware & Equipment	Senior Debt(e)(f)	7.00%		4/1/2019	14,063,000	13,208,401	13,746,582	1.7%
Bill Barrett Corp.	Energy	Subordinated Debt(e)(g)	7.63%		10/1/2019	251,000	256,567	266,688	0.0%
Block Communications, Inc.	Media	Subordinated Debt(e)(f)	7.25%		2/1/2020	589,000	629,126	640,538	0.1%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
BNY ConvergEX Group, LLC	Diversified Financials	Senior Debt(e)(g)	L + 375	1.50%	12/19/2016	$538,493	$530,115	$537,710	0.1%
		Senior Debt(e)(g)	L + 375	1.50%	12/19/2016	1,189,528	1,171,036	1,187,797	0.1%
		Senior Debt(e)(g)	L + 700	1.75%	12/17/2017	3,581,959	3,554,469	3,550,617	0.4%
		Senior Debt(e)(g)	L + 700	1.75%	12/17/2017	1,503,006	1,491,470	1,489,854	0.2%
							6,747,090	6,765,978	0.8%
Bombardier, Inc. (CA)(h)	Capital Goods	Subordinated Debt(e)(f)(g)	4.25%		1/15/2016	557,000	557,000	577,888	0.1%
		Subordinated Debt(e)(f)(g)	6.13%		1/15/2023	1,670,000	1,670,000	1,732,625	0.2%
							2,227,000	2,310,513	0.3%
Caesars Entertainment Operating Co., Inc.	Consumer Services	Senior Debt(e)(g)	11.25%		6/1/2017	1,023,000	1,072,064	1,088,216	0.1%
Calcipar, SA (LU)(h)	Capital Goods	Senior Debt(e)(f)(g)	6.88%		5/1/2018	479,000	504,295	510,135	0.1%
Catalina Marketing Corp.	Media	Senior Debt(e)(j)	L + 550		9/29/2017	13,728,354	13,725,959	13,824,452	1.7%
		Subordinated Debt(e)(f)	10.50%		10/1/2015	20,436,255	20,407,664	20,947,161	2.6%
							34,133,623	34,771,613	4.3%
CDW Corp.	Technology Hardware & Equipment	Subordinated Debt(e)	12.54%		10/12/2017	11,610,000	12,389,027	12,466,237	1.5%
Celanese US Holdings, LLC	Materials	Subordinated Debt(e)(g)	4.63%		11/15/2022	2,900,000	2,900,000	2,907,250	0.4%
Cemex Espana S.A. (ES)(h)	Materials	Senior Debt(e)(g)(j)(EUR)	E + 450		2/14/2017	€928,806	1,112,127	1,142,967	0.1%
Cemex Finance, LLC	Materials	Senior Debt(e)(f)(g)	9.38%		10/12/2022	$825,000	825,000	959,062	0.1%
Cemex Materials, LLC	Materials	Subordinated Debt(e)(f)	7.70%		7/21/2025	23,312,000	22,927,004	24,011,360	3.0%
Cemex S.A.B. de C.V. (MX)(h)	Materials	Senior Debt(e)(g)(j)	L + 525		2/14/2017	3,441,100	3,191,620	3,380,880	0.4%
Cengage Learning Acquisitions, Inc.	Media	Senior Debt(e)(f)	11.50%		4/15/2020	14,862,000	15,177,219	11,146,500	1.4%
Ceridian Corp.	Commercial & Professional Services	Senior Debt(e)	L + 575		5/9/2017	11,320,620	11,297,051	11,541,938	1.4%
		Senior Debt(e)(f)	8.88%		7/15/2019	2,123,000	2,123,000	2,470,641	0.3%
		Subordinated Debt(e)(f)	11.00%		3/15/2021	2,032,000	2,079,575	2,179,320	0.3%
							15,499,626	16,191,899	2.0%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
CHG Companies, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 375	1.25%	11/19/2019	$3,032,478	$3,003,031	$3,077,495	0.4%
		Senior Debt(e)	L + 775	1.25%	11/19/2020	6,662,554	6,532,084	6,859,665	0.9%
							9,535,115	9,937,160	1.3%
Clear Channel Worldwide Holdings, Inc.	Media	Subordinated Debt(e)(g)	7.63%		3/15/2020	1,857,000	1,800,459	1,938,244	0.2%
ClubCorp Club Operations, Inc.	Consumer Services	Senior Debt(e)	L + 375	1.25%	11/30/2016	130,383	124,766	132,909	0.0%
CNO Financial Group, Inc.	Insurance	Senior Debt(e)(f)(g)	6.38%		10/1/2020	1,092,000	1,129,872	1,161,615	0.1%
Commscope, Inc.	Technology Hardware & Equipment	Subordinated Debt(e)(f)	8.25%		1/15/2019	11,786,000	12,850,599	12,787,810	1.6%
Continental Airlines, Inc.	Transportation	Senior Debt(e)(g)	7.34%		4/19/2014	267,469	269,406	274,824	0.0%
CRC Health Corp.	Health Care Equipment & Services	Senior Debt(e)	L + 450		11/16/2015	1,199,199	1,149,139	1,201,196	0.2%
		Subordinated Debt(e)	10.75%		2/1/2016	6,500,000	6,536,658	6,565,000	0.8%
							7,685,797	7,766,196	1.0%
Cunningham Lindsey U.S., Inc.	Insurance	Senior Debt(e)	L + 375	1.25%	12/10/2019	4,604,958	4,560,511	4,694,202	0.6%
		Senior Debt(e)	L + 800	1.25%	6/10/2020	6,642,736	6,578,384	6,833,715	0.8%
							11,138,895	11,527,917	1.4%
Data Device Corp.	Capital Goods	Senior Debt(e)	L + 600	1.50%	7/11/2018	7,875,841	7,730,121	7,849,575	1.0%
		Senior Debt(i)	L + 1000	1.50%	7/11/2019	8,000,000	7,851,256	8,120,000	1.0%
							15,581,377	15,969,575	2.0%
Datatel, Inc.	Software & Services	Senior Debt(e)	L + 325	1.25%	7/19/2018	392,727	387,892	398,961	0.1%
David's Bridal, Inc.	Retailing	Senior Debt(e)	L + 375	1.25%	10/11/2019	2,190,803	2,170,119	2,222,285	0.3%
DJO Finance, LLC	Health Care Equipment & Services	Senior Debt(e)	L + 325	1.25%	9/15/2017	1,845,198	1,847,322	1,876,714	0.2%
		Senior Debt(e)(j)	8.75%		3/15/2018	11,334,000	12,135,993	12,637,410	1.6%
							13,983,315	14,514,124	1.8%
Easton-Bell Sports, Inc.	Consumer Durables & Apparel	Senior Debt(e)	9.75%		12/1/2016	1,190,000	1,256,833	1,282,237	0.2%
Education Management, LLC	Consumer Services	Subordinated Debt(e)(g)	15.00%		7/1/2018	1,298,877	1,316,875	1,341,090	0.2%
		Senior Debt(e)(g)	L + 700	1.25%	3/30/2018	7,059,021	6,879,060	6,121,195	0.8%
							8,195,935	7,462,285	1.0%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Express, LLC / Express Finance Corp.	Retailing	Subordinated Debt(e)(g)	8.75%		3/1/2018	$707,000	$762,426	$770,630	0.1%
Eze Software Group	Software & Services	Senior Debt(e)(j)	L + 750	1.25%	2/22/2021	10,432,095	10,327,774	10,666,818	1.3%
Fidelity National Information Services, Inc.	Software & Services	Subordinated Debt(e)(g)	5.00%		3/15/2022	26,000	27,777	27,593	0.0%
		Subordinated Debt(e)(g)	7.88%		7/15/2020	114,000	122,122	128,535	0.0%
							149,899	156,128	0.0%
Fifth & Pacific Companies, Inc.	Consumer Durables & Apparel	Senior Debt(e)(g)	10.50%		4/15/2019	1,735,000	1,845,080	1,954,044	0.2%
FleetPride Corp.	Capital Goods	Senior Debt(e)	L + 400	1.25%	11/20/2019	1,235,123	1,239,307	1,252,723	0.2%
Freedom Group	Consumer Durables & Apparel	Senior Debt(e)	L + 425	1.25%	4/19/2019	989,295	984,756	995,478	0.1%
		Senior Debt(e)(f)	7.88%		5/1/2020	2,667,000	2,864,246	2,800,350	0.3%
							3,849,002	3,795,828	0.4%
FTI Consulting, Inc.	Diversified Financials	Subordinated Debt(e)(f)(g)	6.00%		11/15/2022	2,869,000	2,869,000	3,033,967	0.4%
GCI, Inc.	Telecommunication Services	Subordinated Debt(e)	6.75%		6/1/2021	414,000	409,929	388,125	0.1%
		Subordinated Debt(e)	8.63%		11/15/2019	8,575,000	9,087,980	9,046,625	1.1%
							9,497,909	9,434,750	1.2%
Genesys Telecommunications Laboratories, Inc.	Software & Services	Common Stock*(i)				448,908	448,908	511,755	0.1%
		Senior Debt(e)	L + 300	1.00%	1/25/2020	2,355,234	2,331,967	2,374,371	0.3%
		Subordinated Debt(i)(EUR)	12.50%		1/31/2020	€2,044,000	2,632,338	2,705,256	0.3%
							5,413,213	5,591,382	0.7%
Good Sam Enterprises, LLC	Media	Senior Debt(e)	11.50%		12/1/2016	$12,699,000	13,111,394	13,540,309	1.7%
Great Lakes Dredge & Dock Corp.	Capital Goods	Subordinated Debt(e)(g)	7.38%		2/1/2019	782,000	801,355	825,010	0.1%
Guitar Center, Inc.	Retailing	Senior Debt(e)(j)	L + 350		4/9/2017	23,883,361	23,134,179	23,798,814	3.0%
Harbor Freight Tools USA, Inc.	Capital Goods	Senior Debt(e)	L + 425	1.25%	11/14/2017	5,252,315	5,218,933	5,325,848	0.7%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
HUB International, Ltd.	Insurance	Senior Debt(e)	L + 450		6/13/2017	$5,077,982	$5,041,482	$5,125,182	0.6%
		Senior Debt(e)	L + 475	2.00%	12/13/2017	328,185	328,185	332,059	0.0%
		Subordinated Debt(e)(f)	8.13%		10/15/2018	16,708,000	16,771,018	17,585,170	2.2%
							22,140,685	23,042,411	2.8%
Hyland Software, Inc.	Software & Services	Senior Debt(e)	L + 425	1.25%	10/25/2019	4,706,056	4,683,565	4,744,292	0.6%
IMS Health, Inc.	Health Care Equipment & Services	Subordinated Debt(e)(f)	6.00%		11/1/2020	1,657,000	1,657,000	1,727,422	0.2%
Ineos US Finance, LLC (UK)(h)	Materials	Senior Debt(e)(f)(g)	9.00%		5/15/2015	70,000	72,754	73,675	0.0%
Infor (US), Inc.	Software & Services	Senior Debt(e)	L + 400	1.25%	4/5/2018	6,294,008	6,333,912	6,404,154	0.8%
		Subordinated Debt(e)	9.38%		4/1/2019	1,241,000	1,411,103	1,406,984	0.2%
		Subordinated Debt(e)	11.50%		7/15/2018	4,549,000	4,952,070	5,345,075	0.7%
							12,697,085	13,156,213	1.7%
Intelsat Jackson Holdings SA (LU)(h)	Media	Subordinated Debt(e)(g)	7.25%		4/1/2019	446,000	483,860	487,255	0.1%
Internet Brands, Inc.	Media	Senior Debt(e)(j)	L + 500	1.25%	3/15/2019	38,190,176	36,091,015	38,333,389	4.8%
iPayment, Inc.	Software & Services	Senior Debt(e)	L + 425	1.50%	5/8/2017	1,883,342	1,865,610	1,895,113	0.2%
		Subordinated Debt(e)	10.25%		5/15/2018	4,100,000	3,879,482	3,792,500	0.5%
							5,745,092	5,687,613	0.7%
IPC Systems, Inc.	Technology Hardware & Equipment	Senior Debt(e)(j)	L + 450	1.25%	7/31/2017	487,330	475,147	484,893	0.1%
		Senior Debt(e)	L + 650	1.25%	7/31/2017	6,419,901	6,300,408	6,371,752	0.8%
							6,775,555	6,856,645	0.9%
J. Crew Group, Inc.	Retailing	Subordinated Debt(e)	8.13%		3/1/2019	1,461,000	1,393,427	1,570,575	0.2%
J. Jill	Retailing	Senior Debt(e)(i)	L + 850	1.50%	4/29/2017	10,126,531	10,126,531	10,126,531	1.3%
Jeld-Wen, Inc.	Capital Goods	Senior Debt(e)(f)	12.25%		10/15/2017	15,829,000	18,193,759	18,599,075	2.3%
Kerling PLC (UK)(h)	Materials	Senior Debt(f)(g)(EUR)	10.63%		2/1/2017	€5,353,000	6,613,473	6,365,643	0.8%
KeyPoint Government Solutions, Inc.	Capital Goods	Senior Debt(e)(i)	L + 600	1.25%	11/13/2017	$34,562,500	33,902,282	34,216,875	4.2%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Lord & Taylor Holdings, LLC	Retailing	Senior Debt(e)	L + 450	1.25%	1/11/2019	$24,313	$24,478	$24,594	0.0%
Mcjunkin Corp.	Energy	Senior Debt(e)	L + 500	1.25%	10/20/2019	6,206,698	6,146,707	6,303,678	0.8%
MedAssets, Inc.	Health Care Equipment & Services	Subordinated Debt(e)(g)	8.00%		11/15/2018	489,000	490,170	534,233	0.1%
MetroPCS Wireless, Inc.	Telecommunication Services	Subordinated Debt(e)(g)	6.63%		11/15/2020	1,762,000	1,847,692	1,841,290	0.2%
Michaels Stores, Inc.	Retailing	Senior Debt(e)	L + 275	1.00%	1/28/2020	17,198,462	17,198,462	17,401,490	2.2%
Misys PLC (UK)(h)	Software & Services	Senior Debt(e)(g)	L + 600	1.25%	12/12/2018	1,965,135	1,942,723	1,997,884	0.2%
Monarch (LU)(h)	Materials	Senior Debt(e)(g)(j)	L + 700		3/31/2020	5,416,388	5,389,306	5,558,568	0.7%
Mueller Water Products, Inc.	Capital Goods	Subordinated Debt(e)(g)	7.38%		6/1/2017	1,034,000	900,578	1,063,727	0.1%
Nara Cable Funding (IE)(h)	Media	Senior Debt(e)(f)(g)	8.88%		12/1/2018	981,000	835,502	1,027,597	0.1%
National Vision, Inc.	Retailing	Senior Debt(e)	L + 575	1.25%	8/2/2018	3,023,312	2,981,933	3,061,104	0.4%
NBTY, Inc.	Household & Personal Products	Senior Debt(e)	L + 325	1.00%	10/1/2017	26,355	26,094	26,725	0.0%
New Enterprise Stone & Lime Co., Inc.	Capital Goods	Senior Debt(e)(f)	4.00% CASH, 9.00% PIK		3/15/2018	9,684,109	9,781,594	10,749,361	1.3%
North American Breweries Holdings, LLC	Food, Beverage & Tobacco	Senior Debt(e)	L + 625	1.25%	12/10/2018	4,956,786	4,860,412	5,086,901	0.6%
Nuveen Investments, Inc.	Diversified Financials	Senior Debt(e)(g)	L + 700	1.25%	2/28/2019	6,967,420	7,070,100	7,144,881	0.9%
		Subordinated Debt(e)(g)	5.50%		9/15/2015	673,000	643,554	661,222	0.1%
		Subordinated Debt(e)(f)(g)	9.13%		10/15/2017	3,382,000	3,377,634	3,491,915	0.4%
							11,091,288	11,298,018	1.4%
Ocwen Financial Corp.	Banks	Senior Debt(e)(g)	L + 375	1.25%	2/15/2018	6,935,820	6,901,595	7,067,600	0.9%
Office Depot, Inc.	Retailing	Senior Debt(e)(f)(g)	9.75%		3/15/2019	2,541,000	2,465,719	2,979,322	0.4%
OpenLink International, Inc.	Software & Services	Senior Debt(e)	L + 625	1.50%	10/28/2017	46,386	46,723	46,571	0.0%
Pharmaceutical Product Development, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)	L + 325	1.00%	12/5/2018	798,574	790,081	810,110	0.1%
Prestige Brands, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Subordinated Debt(e)(g)	8.13%		2/1/2020	602,000	640,512	679,507	0.1%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Realogy Corp.	Real Estate	Senior Debt(e)(g)	L + 425		10/10/2016	$250,826	$238,749	$254,694	0.0%
		Senior Debt(e)(g)	L + 350	1.00%	3/5/2020	3,847,928	3,650,235	3,907,263	0.5%
		Senior Debt(e)(f)(g)	9.00%		1/15/2020	4,311,000	5,018,088	5,011,537	0.6%
							8,907,072	9,173,494	1.1%
RedPrairie Corp.	Software & Services	Senior Debt(e)	L + 550	1.25%	12/21/2018	13,806,836	13,540,565	14,104,581	1.8%
		Senior Debt(e)	L + 1000	1.25%	12/21/2019	14,717,280	14,704,753	15,437,765	1.9%
							28,245,318	29,542,346	3.7%
Reynolds Group Holdings, Inc.	Materials	Senior Debt(e)	5.75%		10/15/2020	533,000	533,000	542,994	0.1%
Rocket Software, Inc.	Software & Services	Senior Debt(e)	L + 450	1.50%	2/8/2018	4,166,027	4,155,657	4,194,668	0.5%
Roundy's Supermarkets, Inc.	Food & Staples Retailing	Senior Debt(e)(g)	L + 450	1.25%	2/13/2019	4,450,651	4,426,051	4,447,469	0.6%
Ryerson, Inc.	Materials	Senior Debt(e)(f)	9.00%		10/15/2017	5,814,000	5,814,000	6,351,795	0.8%
Sabine Oil & Gas, LLC	Energy	Senior Debt(e)(g)	L + 750	1.25%	12/31/2018	14,526,840	14,386,214	14,917,322	1.9%
Sabre, Inc.	Transportation	Senior Debt(e)(f)	8.50%		5/15/2019	13,369,000	14,014,167	14,505,365	1.8%
Sanmina Corp.	Technology Hardware & Equipment	Subordinated Debt(e)(f)(g)	7.00%		5/15/2019	7,879,000	7,867,751	8,233,555	1.0%
Schaeffler AG (DE)(h)	Automobiles & Components	Senior Debt(e)(g)(j)	L + 325	1.00%	1/27/2017	3,086,176	3,094,252	3,127,314	0.4%
		Senior Debt(e)(f)(g)	8.50%		2/15/2019	5,000	5,363	5,688	0.0%
							3,099,615	3,133,002	0.4%
Sedgwick Claims Management Services Holdings, Inc.	Insurance	Senior Debt(e)	L + 300	1.00%	12/31/2016	112,343	107,909	113,255	0.0%
		Senior Debt(e)(i)(j)	L + 750	1.50%	5/30/2017	2,127,082	2,133,716	2,158,988	0.3%
							2,241,625	2,272,243	0.3%
Sheridan Holdings, Inc.	Health Care Equipment & Services	Senior Debt(e)(j)	L + 775	1.25%	6/29/2019	677,404	692,645	692,083	0.1%
Sidera Networks, Inc.	Media	Senior Debt(e)	L + 450	1.50%	8/26/2016	2,624,844	2,495,508	2,626,485	0.3%
Sinclair Television Group, Inc.	Media	Subordinated Debt(e)(f)(j)	5.38%		4/1/2021	5,182,000	5,182,000	5,143,135	0.6%
		Subordinated Debt(e)	8.38%		10/15/2018	27,000	28,163	30,105	0.0%
							5,210,163	5,173,240	0.6%
Sirius XM Radio, Inc.	Media	Subordinated Debt(e)(f)(g)	5.25%		8/15/2022	9,000	9,088	9,203	0.0%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
SkillSoft Corp.	Software & Services	Subordinated Debt(e)	11.13%		6/1/2018	$1,369,000	$1,441,302	$1,519,590	0.2%
Smile Brands Group, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 525	1.75%	12/21/2017	3,783,700	3,796,922	3,585,056	0.4%
SNL Financial, LLC	Commercial & Professional Services	Senior Debt(e)	L + 425	1.25%	10/23/2018	5,652,909	5,636,116	5,683,519	0.7%
Springleaf Financial Funding Co.	Diversified Financials	Senior Debt(e)(g)	L + 425	1.25%	5/10/2017	2,551,580	2,326,846	2,571,521	0.3%
Standard Chartered Bank (SG)(h)	Banks	Subordinated Debt(f)(g)(i)(k)	L + 1600		4/1/2014	3,310,000	3,332,499	3,425,519	0.4%
Summit Materials, LLC	Materials	Subordinated Debt(e)(f)	10.50%		1/31/2020	62,000	68,107	69,905	0.0%
Supervalu, Inc.	Food & Staples Retailing	Subordinated Debt(e)(g)	7.25%		5/1/2013	3,503,000	3,497,961	3,520,550	0.4%
The Gymboree Corp.	Retailing	Senior Debt(e)	L + 350	1.50%	2/23/2018	17,904,121	17,273,417	17,395,823	2.2%
		Subordinated Debt(e)	9.13%		12/1/2018	12,818,000	12,154,798	12,064,942	1.5%
							29,428,215	29,460,765	3.7%
The Manitowoc Company, Inc.	Capital Goods	Subordinated Debt(e)(g)	5.88%		10/15/2022	183,000	184,103	192,150	0.0%
The SI Organization, Inc.	Capital Goods	Senior Debt(e)	L + 325	1.25%	11/22/2016	185,534	176,264	185,920	0.0%
The TelX Group, Inc.	Telecommunication Services	Senior Debt(e)	L + 500	1.25%	9/23/2017	9,525,645	9,579,384	9,640,714	1.2%
Tomkins Air Distribution	Capital Goods	Senior Debt(e)	L + 800	1.25%	5/11/2020	3,454,401	3,404,407	3,558,033	0.4%
Towergate Finance PLC (UK)(h)	Insurance	Subordinated Debt(f)(g)(GBP)	10.50%		2/15/2019	£4,125,000	6,289,100	6,549,778	0.8%
TransUnion, LLC	Diversified Financials	Subordinated Debt(e)	11.38%		6/15/2018	$1,403,000	1,535,757	1,613,450	0.2%
Travelport, LLC	Software & Services	Senior Debt(e)(j)	L + 850		1/29/2016	17,924,534	17,548,119	18,462,270	2.3%
United Rentals North America	Capital Goods	Subordinated Debt(e)(g)	10.25%		11/15/2019	500,000	584,101	581,250	0.1%
Univar, Inc.	Materials	Senior Debt(e)	L + 350	1.50%	6/30/2017	950,752	927,625	961,810	0.1%
Verisure Holding AB (SE)(h)	Commercial & Professional Services	Senior Debt(f)(g)(EUR)	8.75%		9/1/2018	€397,000	485,515	555,968	0.1%
Virgin Media, Inc.	Media	Senior Debt(e)(f)(g)	5.38%		4/15/2021	$2,340,000	2,340,000	2,433,600	0.3%
		Subordinated Debt(e)(f)(g)	6.38%		4/15/2023	1,054,000	1,054,000	1,104,065	0.1%
							3,394,000	3,537,665	0.4%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
VWR Funding, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)	L + 425		4/3/2017	$145,698	$139,714	$147,519	0.0%
		Subordinated Debt(e)(f)	7.25%		9/15/2017	5,349,000	5,349,000	5,663,254	0.7%
							5,488,714	5,810,773	0.7%
Warner Chilcott Co., LLC (IE)(h)	Pharmaceuticals, Biotechnology & Life Sciences	Subordinated Debt(e)(g)	7.75%		9/15/2018	1,225,000	1,219,804	1,309,219	0.2%
Wastequip, LLC	Materials	Senior Debt(e)	L + 675	1.50%	6/15/2018	11,199,780	10,952,744	11,367,776	1.4%
West Corp.	Software & Services	Subordinated Debt(e)	7.88%		1/15/2019	1,575,000	1,560,590	1,677,375	0.2%
Wilton Brands, LLC	Materials	Senior Debt(e)	L + 625	1.25%	8/30/2018	12,661,298	12,430,212	12,845,963	1.6%
Zayo Group, LLC	Telecommunication Services	Senior Debt(e)	8.13%		1/1/2020	2,260,000	2,396,528	2,531,200	0.3%
		Subordinated Debt(e)	10.13%		7/1/2020	5,000,000	5,314,973	5,887,500	0.7%
							7,711,501	8,418,700	1.0%
Total Non-Control/Non-Affiliate Investments							837,156,978	856,901,753	106.2%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (unaudited) (continued)
As of March 31, 2013

Company (a)	Industry	Investments	Interest Rate (n)	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Short Term Investments—10.2%
Goldman Sachs Financial Square Funds - Prime Obligations Fund FST Preferred Shares		Short Term Investments(e)	0.07% (l)			46,732,950	46,732,950	46,732,950	5.8%
State Street Institutional Liquid Reserves Fund		Short Term Investments	0.13% (l)		12/31/2099	35,282,580	35,282,580	35,282,580	4.4%
Total Short Term Investments							82,015,530	82,015,530	10.2%
TOTAL INVESTMENTS —116.4%(m)							$919,172,508	938,917,283	116.4%
LIABILITIES IN EXCESS OF OTHER ASSETS—(16.4%)								(132,095,562)	(16.4)%
NET ASSETS—100.0%								$806,821,721	100.0%
Derivative Instruments—1.0%
Total return swaps (Note 4)		Total return swaps(g)	N/A		1/15/2016	N/A	$—	$7,831,162	1.0%
Foreign currency forward contracts (Note 4)		Foreign currency forward contracts(g)	N/A		5/2013	N/A	$—	$(12,336)	(0.0)%
Total Derivative Instruments							—	$7,818,826	1.0%

*	Non-income producing security.
(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	Denominated in U.S. Dollars unless otherwise noted.
(c)	Represents amortized cost for debt securities and cost for preferred and common stock.
(d)
Non-Control/Non-Affiliate investments are defined by the Investment Company Act of 1940, as amended (“1940 Act”) as investments that are neither Control Investments nor Affiliate Investments. Controlled investments are defined by the 1940 Act as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained. Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned and the investments are not classified as Controlled investments.

(e)	Security or portion thereof is held within CCT Funding, LLC and is pledged as collateral supporting the amounts outstanding under the revolving credit facility with Deutsche Bank.
(f)
This security was acquired in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 144A thereunder. This security may be resold only in transactions that are exempt from the registration requirements of the Securities Act, normally to qualified institutional buyers.

(g)
The investment is not a qualifying asset as defined in Section 55(a) under the Investment Company Act of 1940, as amended, or the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The Company calculates its compliance with the qualifying assets test on a "look through" basis by disregarding the value of the Company's total return swaps and treating each reference asset underlying the total return swaps as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 78.3% of the Company's total assets represented qualifying assets as of March 31, 2013.

(h)	A portfolio company domiciled in a foreign country.
(i)	Investments classified as Level 3 whereby fair value was determined by the Company's Board of Directors (see Note 2).
(j)	Position or portion thereof unsettled as of March 31, 2013.
(k)	A portfolio company investment structured as a credit-linked floating rate note.
(l)	7-day effective yield as of March 31, 2013.
(m)
As of March 31, 2013, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $25,584,711; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $5,839,936; the net unrealized appreciation was $19,744,775; the aggregate cost of securities for Federal income tax purposes was $919,172,508.

(n)	Rate provided for preferred stock investments is the dividend rate.
Abbreviations:
CA - Canada
DE - Germany
ES - Spain
EUR - Euro; principal amount is denominated in Euros currency. €1 / US $1.280 as of March 31, 2013.
GBP - British Pound Sterling; principal amount is denominated in Pound Sterling. £1 / US $1.519 as of March 31, 2013.
IE - Ireland
L = LIBOR - London Interbank Offered Rate, typically three-month LIBOR
LU - Luxembourg
MX - Mexico
PIK - Payment-in-kind
SE - Sweden
SG - Singapore
UK - United Kingdom
See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Non-Control/Non-Affiliate Investments(d)—114.1%
AdvancePierre Foods, Inc.	Food, Beverage & Tobacco	Senior Debt(e)	L + 450	1.25%	7/10/2017	$3,938,004	$3,909,668	$3,987,230	0.6%
Allen Systems Group, Inc.	Software & Services	Senior Debt(e)(f)	10.50%		11/15/2016	106,000	66,130	78,440	0.0%
Alliance Laundry Systems, LLC	Capital Goods	Senior Debt(e)	L + 425	1.25%	12/10/2018	3,553,052	3,535,505	3,588,582	0.6%
Ally Financial, Inc.	Banks	Preferred Stock(g)				118,908	2,996,482	3,123,713	0.5%
		Preferred Stock(g)				69,800	1,804,330	1,860,170	0.3%
							4,800,812	4,983,883	0.8%
Altisource Solutions (LU)(h)	Real Estate	Senior Debt(e)(g)	L+ 450	1.25%	11/27/2019	7,545,192	7,470,313	7,582,918	1.2%
American Gaming Systems, LLC	Consumer Services	Senior Debt(i)	L + 1000	1.50%	8/15/2016	11,974,375	11,523,790	11,974,375	2.0%
		Senior Debt(i)	L + 1000	1.50%	8/15/2016	780,938	(28,850)	—	0.0%
		Senior Debt(i)(j)	L + 1000	1.50%	8/15/2016	780,938	752,433	780,938	0.1%
							12,247,373	12,755,313	2.1%
American Rock Salt Co., LLC	Materials	Senior Debt(e)	L + 425	1.25%	4/25/2017	8,485,587	8,151,298	8,398,355	1.4%
Amkor Technologies, Inc.	Semiconductors & Semiconductor Equipment	Subordinated Debt(e)(g)	7.38%		5/1/2018	213,000	210,801	220,455	0.0%
Amsurg Corp.	Health Care Equipment & Services	Subordinated Debt(e)(f)(g)	5.63%		11/30/2020	943,000	943,000	980,720	0.2%
Aramark Corp.	Commercial & Professional Services	Subordinated Debt(e)	8.50%		2/1/2015	2,836,000	2,896,962	2,850,208	0.5%
Ardagh Packaging Holdings, Ltd. (IE)(h)	Capital Goods	Senior Debt(e)(f)(g)	7.38%		10/15/2017	100,000	100,409	108,750	0.0%
Aspect Software, Inc.	Technology Hardware & Equipment	Senior Debt(e)	L + 525	1.75%	5/7/2016	4,360,693	4,358,808	4,393,398	0.7%
		Senior Debt(e)	10.63%		5/15/2017	9,009,000	9,484,716	8,153,145	1.3%
							13,843,524	12,546,543	2.0%
Aspen Dental Management, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 550	1.50%	10/6/2016	6,115,182	6,048,762	5,839,999	0.9%
Asset Acceptance Capital Corp.	Diversified Financials	Senior Debt(g)(i)	L + 725	1.50%	11/14/2017	918,991	896,692	929,894	0.2%
AssuraMed Holding, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 800	1.25%	4/24/2020	5,147,021	5,045,289	5,206,536	0.8%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Asurion, LLC	Software & Services	Senior Debt(e)	L + 400	1.50%	5/24/2018	$3,285,425	$3,241,516	$3,323,421	0.5%
		Senior Debt(e)	L + 750	1.50%	5/24/2019	396,303	396,303	409,074	0.1%
							3,637,819	3,732,495	0.6%
Avaya, Inc.	Technology Hardware & Equipment	Senior Debt(e)(f)	7.00%		4/1/2019	14,555,000	13,662,021	13,608,925	2.2%
Bill Barrett Corp.	Energy	Subordinated Debt(e)(g)	7.63%		10/1/2019	251,000	256,692	264,805	0.0%
BNY ConvergEX Group, LLC	Diversified Financials	Senior Debt(e)(g)	L + 375	1.50%	12/19/2016	109,585	108,431	106,024	0.0%
		Senior Debt(e)(g)	L + 375	1.50%	12/19/2016	241,455	238,911	233,608	0.0%
		Senior Debt(e)(g)(i)	L + 700	1.75%	12/17/2017	1,386,716	1,380,562	1,306,980	0.2%
		Senior Debt(e)(g)(i)	L + 700	1.75%	12/17/2017	581,872	579,290	548,415	0.1%
							2,307,194	2,195,027	0.3%
Bright Horizons Family Solutions, Inc.	Consumer Services	Senior Debt(i)	L + 425	1.00%	5/23/2017	1,003,991	999,465	1,014,031	0.2%
Building Materials Corporation of America	Capital Goods	Subordinated Debt(e)(f)	6.75%		5/1/2021	41,000	44,058	45,305	0.0%
Caesars Entertainment Operating Co., Inc.	Consumer Services	Senior Debt(e)(g)	11.25%		6/1/2017	1,023,000	1,074,569	1,095,889	0.2%
Catalina Marketing Corp.	Media	Senior Debt(e)	L + 550		9/29/2017	8,431,567	8,356,238	8,465,841	1.4%
		Subordinated Debt(e)(f)	10.50%		10/1/2015	20,436,255	20,405,415	20,691,708	3.4%
							28,761,653	29,157,549	4.8%
CDW Corp.	Technology Hardware & Equipment	Subordinated Debt(e)	12.54%		10/12/2017	12,626,000	13,510,212	13,494,037	2.2%
Celanese US Holdings, LLC	Materials	Subordinated Debt(e)(g)	4.63%		11/15/2022	2,900,000	2,900,000	3,037,750	0.5%
Cemex Espana S.A. (ES)(h)	Materials	Senior Debt(e)(g)(j)(EUR)	E + 500		2/14/2017	€928,806	1,112,127	1,173,874	0.2%
Cemex Finance, LLC	Materials	Senior Debt(e)(f)(g)	9.38%		10/12/2022	$825,000	825,000	928,125	0.1%
Cemex Finance Europe BV	Materials	Subordinated Debt(g)	4.75%		3/5/2014	€419,000	480,548	565,503	0.1%
Cemex Materials, LLC	Materials	Subordinated Debt(e)(f)	7.70%		7/21/2025	$12,670,000	11,742,203	12,828,375	2.1%
Cemex S.A.B. de C.V. (MX)(h)	Materials	Senior Debt(e)(g)(j)	L + 525		2/14/2017	3,441,100	3,191,620	3,294,853	0.5%
Cengage Learning Acquisitions, Inc.	Media	Senior Debt(e)(f)	11.50%		4/15/2020	14,622,000	15,000,475	12,611,475	2.1%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Ceridian Corp.	Commercial & Professional Services	Senior Debt(e)	L + 575		5/9/2017	$11,345,455	$11,320,689	$11,359,637	1.9%
		Senior Debt(e)(f)	8.88%		7/15/2019	2,123,000	2,123,000	2,303,455	0.4%
							13,443,689	13,663,092	2.3%
CHG Companies, Inc.	Health Care Equipment & Services	Senior Debt(e)(j)	L + 375	1.25%	11/19/2019	3,072,501	3,042,000	3,077,617	0.5%
		Senior Debt(e)(j)	L + 775	1.25%	11/19/2020	6,662,554	6,530,148	6,708,359	1.1%
							9,572,148	9,785,976	1.6%
Clear Channel Worldwide Holdings, Inc.	Media	Subordinated Debt(e)(g)	7.63%		3/15/2020	1,857,000	1,798,731	1,870,927	0.3%
ClubCorp Club Operations, Inc.	Consumer Services	Senior Debt(e)	L + 375	1.50%	11/30/2016	135,707	129,525	137,745	0.0%
CNO Financial Group, Inc.	Insurance	Senior Debt(e)(f)(g)	6.38%		10/1/2020	1,092,000	1,130,752	1,135,680	0.2%
Commscope, Inc.	Technology Hardware & Equipment	Subordinated Debt(e)(f)	8.25%		1/15/2019	632,000	665,688	692,040	0.1%
Continental Airlines, Inc.	Transportation	Senior Debt(e)(g)	7.34%		4/19/2014	267,469	269,827	275,493	0.0%
CRC Health Corp.	Health Care Equipment & Services	Senior Debt(e)	L + 450		11/16/2015	1,199,199	1,145,033	1,160,225	0.2%
		Subordinated Debt(e)	10.75%		2/1/2016	1,114,000	1,075,056	1,086,150	0.2%
							2,220,089	2,246,375	0.4%
Cunningham Lindsey U.S., Inc.	Insurance	Senior Debt(e)	L + 375	1.25%	12/10/2019	4,616,499	4,570,570	4,656,894	0.8%
		Senior Debt(e)	L + 800	1.25%	6/10/2020	6,642,736	6,576,851	6,808,804	1.1%
							11,147,421	11,465,698	1.9%
Data Device Corp.	Capital Goods	Senior Debt(e)	L + 600	1.50%	7/11/2018	7,895,679	7,750,227	7,875,940	1.3%
		Senior Debt(i)	L + 1000	1.50%	7/11/2019	8,000,000	7,847,290	7,840,000	1.3%
							15,597,517	15,715,940	2.6%
Datatel, Inc.	Software & Services	Senior Debt(e)	L + 500	1.25%	7/19/2018	393,711	388,439	399,322	0.1%
David's Bridal, Inc.	Retailing	Senior Debt(e)	L + 375	1.25%	10/11/2019	2,196,294	2,174,957	2,204,991	0.4%
DJO Finance, LLC	Health Care Equipment & Services	Senior Debt(e)	L + 500	1.25%	9/15/2017	1,974,614	1,976,879	1,990,243	0.3%
		Senior Debt(e)(f)	8.75%		3/15/2018	8,188,000	8,638,609	8,945,390	1.5%
							10,615,488	10,935,633	1.8%
DuPont Fabros Technology, LP	Real Estate	Subordinated Debt(e)(g)	8.50%		12/15/2017	100,000	105,687	109,250	0.0%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
E*Trade Financial Corp.	Diversified Financials	Subordinated Debt(e)(g)	6.75%		6/1/2016	$10,000	$10,548	$10,525	0.0%
Easton-Bell Sports, Inc.	Consumer Durables & Apparel	Senior Debt(e)	9.75%		12/1/2016	1,190,000	1,260,844	1,279,369	0.2%
Education Management, LLC	Consumer Services	Senior Debt(e)(g)	L + 700	1.25%	3/30/2018	7,078,341	6,890,723	5,919,263	1.0%
		Subordinated Debt(e)(g)	8.75%		6/1/2014	5,818,000	5,658,279	4,668,945	0.8%
							12,549,002	10,588,208	1.8%
Express, LLC / Express Finance Corp.	Retailing	Subordinated Debt(e)(g)	8.75%		3/1/2018	707,000	764,744	765,328	0.1%
Fage Dairy Industry, SA	Food, Beverage & Tobacco	Subordinated Debt(e)(f)(g)	9.88%		2/1/2020	22,000	22,220	23,375	0.0%
Fidelity National Information Services, Inc.	Software & Services	Subordinated Debt(e)(g)	5.00%		3/15/2022	26,000	27,817	27,885	0.0%
		Subordinated Debt(e)(g)	7.88%		7/15/2020	114,000	122,352	128,963	0.0%
							150,169	156,848	0.0%
Fifth & Pacific Companies, Inc.	Consumer Durables & Apparel	Senior Debt(e)(f)(g)	10.50%		4/15/2019	1,735,000	1,848,140	1,921,512	0.3%
FleetPride Corp.	Capital Goods	Senior Debt(e)	L + 400	1.25%	11/20/2019	587,783	577,559	589,896	0.1%
Freedom Group	Consumer Durables & Apparel	Senior Debt(e)	L + 425	1.25%	4/19/2019	991,786	987,087	969,471	0.2%
		Senior Debt(e)(f)	7.88%		5/1/2020	2,667,000	2,869,583	2,747,010	0.4%
							3,856,670	3,716,481	0.6%
FTI Consulting, Inc.	Diversified Financials	Subordinated Debt(e)(f)(g)	6.00%		11/15/2022	2,869,000	2,869,000	2,983,760	0.5%
GCI, Inc.	Telecommunication Services	Subordinated Debt(e)	8.63%		11/15/2019	8,575,000	9,102,913	9,110,937	1.5%
Genesys Telecommunications Laboratories, Inc.	Software & Services	Common Stocks*(i)				448,908	448,908	453,397	0.1%
		Subordinated Debt(i)(EUR)	12.50%		1/31/2020	€2,044,000	2,630,959	2,765,429	0.5%
							3,079,867	3,218,826	0.6%
Good Sam Enterprises, LLC	Media	Senior Debt(e)	11.50%		12/1/2016	$12,224,000	12,629,848	13,079,680	2.1%
Great Lakes Dredge & Dock Corp.	Capital Goods	Subordinated Debt(e)(g)	7.38%		2/1/2019	782,000	802,077	838,695	0.1%
Guitar Center, Inc.	Retailing	Senior Debt(e)	L + 350		4/9/2017	12,249,203	11,485,884	11,848,042	2.0%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Hamilton Sundstrand Industrial (LU)(h)	Capital Goods	Senior Debt(e)(j)	L + 375	1.25%	12/13/2019	$1,708,186	$1,691,104	$1,727,403	0.3%
		Subordinated Debt(e)	7.75%		12/15/2020	407,000	407,000	421,245	0.1%
							2,098,104	2,148,648	0.4%
Harbor Freight Tools USA, Inc.	Capital Goods	Senior Debt(e)	L + 425	1.25%	11/14/2017	5,265,512	5,230,767	5,336,596	0.9%
HUB International, Ltd.	Insurance	Senior Debt(e)	L + 450		6/13/2017	5,090,802	5,052,085	5,138,885	0.8%
		Senior Debt(e)	L + 475	2.00%	12/13/2017	329,014	329,014	333,179	0.1%
		Subordinated Debt(e)(f)	8.13%		10/15/2018	16,708,000	16,772,986	17,125,700	2.8%
							22,154,085	22,597,764	3.7%
Hubbard Radio, LLC	Media	Senior Debt	L + 725	1.50%	4/30/2018	14,669,501	14,799,961	14,962,891	2.4%
Hyland Software, Inc.	Software & Services	Senior Debt(e)	L + 425	1.25%	10/25/2019	4,717,850	4,694,621	4,737,760	0.8%
Immucor, Inc.	Health Care Equipment & Services	Senior Debt(e)(j)	L + 450	1.25%	8/19/2018	2,371,805	2,378,649	2,406,351	0.4%
IMS Health, Inc.	Health Care Equipment & Services	Subordinated Debt(e)(f)(g)	6.00%		11/1/2020	1,657,000	1,657,000	1,735,707	0.3%
Ineos US Finance, LLC (UK)(h)	Materials	Senior Debt(e)(f)(g)	9.00%		5/15/2015	70,000	73,053	74,375	0.0%
Infor (US), Inc.	Software & Services	Senior Debt(e)	L + 400	1.25%	4/5/2018	6,309,822	6,351,814	6,379,104	1.0%
		Subordinated Debt(e)(f)	11.50%		7/15/2018	4,549,000	4,968,034	5,322,330	0.9%
							11,319,848	11,701,434	1.9%
Interactive Data Corp.	Diversified Financials	Senior Debt(e)	L + 325	1.25%	2/11/2018	17,629	17,312	17,750	0.0%
iPayment, Inc.	Software & Services	Senior Debt(e)	L + 425	1.50%	5/8/2017	1,910,441	1,891,869	1,905,665	0.3%
		Subordinated Debt(e)	10.25%		5/15/2018	4,100,000	3,871,723	3,290,250	0.5%
							5,763,592	5,195,915	0.8%
IPC Systems, Inc.	Technology Hardware & Equipment	Senior Debt(e)	L + 650	1.25%	7/31/2017	6,307,434	6,185,294	6,178,668	1.0%
J. Crew Group, Inc.	Retailing	Subordinated Debt(e)	8.13%		3/1/2019	1,471,000	1,400,873	1,555,582	0.3%
J. Jill	Retailing	Senior Debt(e)(i)	L + 850	1.50%	4/29/2017	10,265,611	10,265,611	10,265,611	1.7%
Jeld-Wen, Inc.	Capital Goods	Senior Debt(e)(f)	12.25%		10/15/2017	15,171,000	17,515,794	17,522,505	2.9%
Kerling PLC (UK)(h)	Materials	Senior Debt(f)(g)(EUR)	10.63%		2/1/2017	€5,353,000	6,596,985	6,783,069	1.1%
KeyPoint Government Solutions, Inc.	Capital Goods	Senior Debt(e)(i)	L + 600	1.25%	11/13/2017	$35,000,000	34,284,382	34,650,000	5.7%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Mcjunkin Corp.	Energy	Senior Debt(e)	L + 500	1.25%	10/20/2019	$6,222,293	$6,160,357	$6,160,357	1.0%
MedAssets, Inc.	Health Care Equipment & Services	Subordinated Debt(e)(g)	8.00%		11/15/2018	489,000	490,217	530,565	0.1%
MetroPCS Wireless, Inc.	Telecommunication Services	Subordinated Debt(e)(g)	7.88%		9/1/2018	1,762,000	1,834,495	1,907,365	0.3%
Misys PLC (UK)(h)	Software & Services	Senior Debt(e)(g)	L + 600	1.25%	12/12/2018	1,970,073	1,947,131	1,993,881	0.3%
Mueller Water Products, Inc.	Capital Goods	Subordinated Debt(e)(g)	7.38%		6/1/2017	1,034,000	894,507	1,067,605	0.2%
Nara Cable Funding (IE)(h)	Media	Senior Debt(e)(f)(g)	8.88%		12/1/2018	981,000	831,210	998,168	0.2%
National Vision, Inc.	Retailing	Senior Debt(e)(i)	L + 575	1.25%	8/2/2018	3,038,620	2,995,492	3,084,199	0.5%
NBTY, Inc.	Household & Personal Products	Senior Debt(e)	L + 325	1.00%	10/1/2017	26,355	26,081	26,659	0.0%
New Enterprise Stone & Lime Co., Inc.	Capital Goods	Senior Debt(e)(f)	4.00% CASH, 9.00% PIK		3/15/2018	9,267,090	9,366,315	9,660,941	1.6%
Nexstar Broadcasting, Inc.	Media	Senior Debt(e)(g)	L + 350	1.00%	12/3/2019	953,393	948,656	962,927	0.2%
		Senior Debt(e)(g)(j)	L + 350	1.00%	12/3/2019	170,525	169,678	172,870	0.0%
		Senior Debt(e)(g)	8.88%		4/15/2017	170,000	176,601	186,575	0.0%
							1,294,935	1,322,372	0.2%
North American Breweries, Inc.	Food, Beverage & Tobacco	Senior Debt(e)(j)	L + 625	1.25%	12/28/2018	4,969,209	4,869,824	4,994,055	0.8%
Nuveen Investments, Inc.	Diversified Financials	Senior Debt(e)(g)	L + 700	1.25%	2/28/2019	6,967,420	7,072,254	7,119,867	1.2%
Ocwen Financial Corp.	Banks	Senior Debt(e)(g)(j)	L + 550	1.50%	9/1/2016	14,118,598	13,976,986	14,224,488	2.3%
Office Depot, Inc.	Retailing	Senior Debt(e)(f)(g)	9.75%		3/15/2019	5,743,000	5,649,001	6,030,150	1.0%
Petco Animal Supplies, Inc.	Retailing	Senior Debt(e)	L + 325	1.25%	11/24/2017	118,888	113,832	119,971	0.0%
Pharmaceutical Product Development, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)	L + 500	1.25%	12/5/2018	800,576	791,408	814,730	0.1%
Prestige Brands, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Subordinated Debt(e)(g)	8.13%		2/1/2020	602,000	641,657	669,725	0.1%
Realogy Corp.	Real Estate	Senior Debt(e)(g)	L + 425		10/10/2016	4,126,264	3,915,765	4,145,163	0.6%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
RedPrairie Corp.	Software & Services	Senior Debt(e)(j)	L + 550	1.25%	12/15/2018	$13,765,573	$13,490,261	$13,784,500	2.3%
		Senior Debt(e)(j)	L + 1000	1.25%	12/15/2019	10,729,285	10,514,699	10,854,442	1.8%
							24,004,960	24,638,942	4.1%
Reynolds Group Holdings, Inc.	Capital Goods	Senior Debt(e)(f)	5.75%		10/15/2020	533,000	533,000	550,323	0.1%
Rocket Software, Inc.	Software & Services	Senior Debt(e)(j)	L + 450	1.25%	2/8/2018	4,176,561	4,165,748	4,203,708	0.7%
Roundy's Supermarkets, Inc.	Food & Staples Retailing	Senior Debt(e)(g)	L + 450	1.25%	2/13/2019	4,465,368	4,439,740	4,212,115	0.7%
Ryerson, Inc.	Materials	Senior Debt(e)(f)	9.00%		10/15/2017	6,755,000	6,755,641	6,873,212	1.1%
Sabre, Inc.	Transportation	Senior Debt(e)(j)	L + 600	1.25%	12/29/2017	29	(539)	29	0.0%
		Senior Debt(e)(f)	8.50%		5/15/2019	8,879,000	9,106,811	9,456,135	1.5%
							9,106,272	9,456,164	1.5%
Sanmina Corp.	Technology Hardware & Equipment	Subordinated Debt(e)(f)(g)	7.00%		5/15/2019	7,879,000	7,867,583	8,036,580	1.3%
Schaeffler AG (DE)(h)	Automobiles & Components	Senior Debt(e)(g)(j)	L + 475	1.25%	1/27/2017	3,086,176	3,094,939	3,120,679	0.5%
		Senior Debt(e)(f)(g)	8.50%		2/15/2019	5,000	5,376	5,650	0.0%
							3,100,315	3,126,329	0.5%
Sedgwick Claims Management Services Holdings, Inc.	Insurance	Senior Debt(e)(i)	L + 350	1.50%	12/31/2016	112,518	107,817	112,799	0.0%
		Senior Debt(e)(i)	L + 750	1.50%	5/30/2017	1,338,888	1,318,149	1,358,971	0.3%
							1,425,966	1,471,770	0.3%
Sidera Networks, Inc.	Media	Senior Debt(e)	L + 450	1.50%	8/26/2016	2,631,540	2,493,867	2,634,593	0.4%
Sinclair Television Group, Inc.	Media	Subordinated Debt(e)	8.38%		10/15/2018	27,000	28,202	30,173	0.0%
Sirius XM Radio, Inc.	Media	Subordinated Debt(e)(f)(g)	5.25%		8/15/2022	9,000	9,090	9,090	0.0%
SkillSoft Corp.	Software & Services	Subordinated Debt(e)	11.13%		6/1/2018	1,369,000	1,444,147	1,514,456	0.2%
Smile Brands Group, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 525	1.75%	12/21/2017	3,793,377	3,807,218	3,565,774	0.6%
SNL Financial, LLC	Commercial & Professional Services	Senior Debt(e)	L + 425	1.25%	10/23/2018	5,667,077	5,649,799	5,671,809	0.9%
Springleaf Financial Funding Co.	Diversified Financials	Senior Debt(e)(g)	L + 425	1.25%	5/10/2017	2,551,580	2,315,867	2,542,012	0.4%
Standard Chartered Bank (SG)(h)	Banks	Subordinated Debt(f)(g)(i)(k)	L + 1600		4/1/2014	3,310,000	3,334,829	3,443,062	0.6%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Supervalu, Inc.	Food & Staples Retailing	Subordinated Debt(e)(g)	7.25%		5/1/2013	$3,503,000	$3,485,074	$3,533,651	0.6%
		Subordinated Debt(e)(g)	7.50%		11/15/2014	5,397,000	5,234,840	5,235,090	0.9%
							8,719,914	8,768,741	1.5%
The Gymboree Corp.	Retailing	Senior Debt(e)	L + 350	1.50%	2/23/2018	17,904,121	17,246,576	16,538,932	2.7%
		Subordinated Debt(e)	9.13%		12/1/2018	12,818,000	12,135,027	11,408,020	1.9%
							29,381,603	27,946,952	4.6%
The Manitowoc Co., Inc.	Capital Goods	Subordinated Debt(e)(g)	5.88%		10/15/2022	183,000	184,113	183,000	0.0%
The Neiman Marcus Group, Inc.	Retailing	Senior Debt(e)	L + 350	1.25%	5/16/2018	188,713	182,590	189,272	0.0%
The SI Organization, Inc.	Capital Goods	Senior Debt(e)	L + 325	1.25%	11/22/2016	186,009	176,191	185,699	0.0%
The TelX Group, Inc.	Telecommunication Services	Senior Debt(e)	L + 500	1.25%	9/23/2017	9,549,578	9,606,080	9,657,059	1.6%
Tomkins Air Distribution	Capital Goods	Senior Debt(e)	L + 800	1.25%	5/11/2020	3,454,401	3,403,012	3,540,761	0.6%
Towergate Finance PLC (UK)(h)	Insurance	Subordinated Debt(f)(g)(GBP)	10.50%		2/15/2019	£4,125,000	6,280,442	6,834,873	1.1%
TransUnion, LLC	Diversified Financials	Subordinated Debt(e)	11.38%		6/15/2018	$1,403,000	1,541,024	1,634,495	0.3%
Univar, Inc.	Materials	Senior Debt(e)	L + 350	1.50%	6/30/2017	953,180	928,828	951,826	0.2%
Verisure Holding AB (SE)(h)	Commercial & Professional Services	Senior Debt(f)(g)(EUR)	8.75%		9/1/2018	€397,000	484,437	571,182	0.1%
Vision Solutions, Inc.	Commercial & Professional Services	Senior Debt(e)(i)	L + 450	1.50%	7/23/2016	$1,275,000	1,263,440	1,271,813	0.2%
VWR Funding, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)	L + 425		4/3/2017	146,077	139,766	146,853	0.0%
		Subordinated Debt(e)(f)	7.25%		9/15/2017	5,349,000	5,349,000	5,616,450	0.9%
							5,488,766	5,763,303	0.9%
Warner Chilcott Co., LLC (IE)	Pharmaceuticals, Biotechnology & Life Sciences	Subordinated Debt(e)(g)(h)	7.75%		9/15/2018	1,225,000	1,219,535	1,304,625	0.2%
Wastequip, LLC	Materials	Senior Debt(e)(i)	L + 675	1.50%	6/15/2018	11,227,991	10,969,880	11,452,550	1.9%
West Corp.	Software & Services	Subordinated Debt(e)	7.88%		1/15/2019	1,575,000	1,560,147	1,630,125	0.3%
Wilton Brands, LLC	Materials	Senior Debt(e)	L + 625	1.25%	8/30/2018	12,823,623	12,581,156	12,983,918	2.1%
Zayo Group, LLC	Telecommunication Services	Senior Debt(e)	8.13%		1/1/2020	$2,260,000	$2,400,874	$2,514,250	0.4%
		Subordinated Debt(e)	10.13%		7/1/2020	5,000,000	5,324,088	5,687,500	0.9%
							7,724,962	8,201,750	1.3%

See notes to condensed consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Condensed Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Total Non-Control/Non-Affiliate Investments							691,427,399	697,668,431	114.1%
Short Term Investments—2.2%
Goldman Sachs Financial Square Funds - Prime Obligations Fund		Short Term Investments(e)	0.08%(l)			2,049,281	2,049,281	2,049,281	0.4%
State Street Institutional Liquid Reserves Fund		Short Term Investments	0.16%(l)		12/31/2099	11,152,887	11,152,887	11,152,887	1.8%
Total Short Term Investments							13,202,168	13,202,168	2.2%
TOTAL INVESTMENTS —116.3%(m)							$704,629,567	710,870,599	116.3%
LIABILITIES IN EXCESS OF OTHER ASSETS—(16.3%)								(99,386,785)	(16.3)%
NET ASSETS—100.0%								$611,483,814	100.0%
Derivative Instruments—0.20%
Total return swaps (Note 4) (g)		Total return swaps	N/A		1/15/2016	N/A	$—	$1,349,246	0.2%
Foreign currency forward contracts (Note 4) (g)		Foreign currency forward contracts	N/A		1/2013	N/A	—	(146,928)	(0.0)%
Total Derivative Instruments							—	$1,202,318	0.2%

*	Non-income producing security.
(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	Denominated in U.S. Dollars unless otherwise noted.
(c)	Represents amortized cost for debt securities and cost for common stock.
(d)
Non-Control/Non-Affiliate investments are defined by the Investment Company Act of 1940, as amended (“1940 Act”) as investments that are neither Control Investments nor Affiliate Investments. Controlled investments are defined by the 1940 Act as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained. Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned and the investments are not classified as Controlled investments.

(e)	Security or portion thereof is held within CCT Funding, LLC and is pledged as collateral supporting the amounts outstanding under the revolving credit facility with Deutsche Bank.
(f)
This security was acquired in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 144A thereunder. This security may be resold only in transactions that are exempt from the registration requirements of the Securities Act, normally to qualified institutional buyers.

(g)
The investment is not a qualifying asset as defined in Section 55(a) under the Investment Company Act of 1940, as amended, or the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The Company calculates its compliance with the qualifying assets test on a "look through" basis by disregarding the value of the Company's total return swaps and treating each reference asset underlying the total return swaps as either a qualifying assets or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 79.3% of the Company's total assets represented qualifying assets as of December 31, 2012.

(h)	A portfolio company domiciled in a foreign country.
(i)	Investments classified as Level 3 whereby fair value was determined by the Company's Board of Directors (see Note 2).
(j)	Position or portion thereof unsettled as of December 31, 2012.
(k)	A portfolio company investment structured as a credit-linked floating rate note.
(l)	7-day effective yield as of December 31, 2012.
(m)
As of December 31, 2012, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $14,999,786; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $8,758,754; the net unrealized appreciation was $6,241,032; the aggregate cost of securities for Federal income tax purposes was $704,629,567.

(n)	Unaudited.
Abbreviations:
DE - Germany
ES - Spain
EUR - Euro; principal amount is denominated in Euros currency. €1 / US $1.320 as of December 31, 2012.
GBP - British Pound Sterling; principal amount is denominated in Pound Sterling. £1 / US $1.624 as of December 31, 2012.
IE - Ireland
L = LIBOR - London Interbank Offered Rate, typically three-month LIBOR
LU - Luxembourg
MX - Mexico
PIK - Payment-in-kind
SE - Sweden
SG - Singapore
UK - United Kingdom
See notes to condensed consolidated financial statements.

CORPORATE CAPITAL TRUST, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements  (unaudited)

1.	Principal Business and Organization

Corporate Capital Trust, Inc. (the “Company”) was incorporated under the general corporation laws of the State of Maryland on June 9, 2010. The Company is a non-diversified closed-end management investment company and it is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “40 Act”). The Company’s investment objective is to provide its shareholders with current income and, to a lesser extent, long-term capital appreciation, by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of its advisors.

The Company is externally managed by CNL Fund Advisors Company (“CNL”) and KKR Asset Management LLC (“KKR”) (collectively the “Advisors”), which are responsible for sourcing potential investments, analyzing and conducting due diligence on prospective investment opportunities, structuring investments and monitoring the Company’s investment portfolio on an ongoing basis. Both Advisors are registered as investment advisers with the Securities and Exchange Commission (“SEC”). CNL also provides the administrative services necessary for the Company to operate.

The Company is currently selling shares of its common stock pursuant to a registration statement on Form N-2 (as amended and supplemented, the “Registration Statement”) and it is offering to sell, on a continuous basis, 150 million shares of common stock for approximately $1.7 billion (the “Offering”). The Registration Statement was declared effective by the SEC on April 4, 2011 and the Company commenced its Offering. The Company commenced business operations on June 17, 2011 and it commenced investment operations on July 1, 2011.

As of March 31, 2013, the Company had two wholly owned financing subsidiaries; CCT Funding LLC (“CCT Funding”), which was established on July 15, 2011 for the purpose of arranging a secured, revolving credit facility with a bank and to borrow money to invest in portfolio companies, and Halifax Funding LLC (“Halifax Funding”), which was established on October 11, 2012 for the purpose of entering into total return swaps (“TRS”).

2.	Significant Accounting Policies

Basis of Presentation and Principles of Consolidation - The accompanying financial statements of the Company are prepared in accordance with the instructions to Form 10-Q and accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods, have been included. The results of operations for interim periods are not indicative of results to be expected for the full year.

Certain financial information that is normally included in annual financial statements, including certain financial statement footnotes, prepared in accordance with GAAP, is not required for interim reporting purposes and has been condensed or omitted herein. These financial statements should be read in conjunction with the Company’s financial statements and notes related thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on March 18, 2013. The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

Use of Estimates - The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements, (ii) the reported amounts of income and expenses during the reported period and (iii) disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits, foreign currency, and highly liquid investments with original maturities of three months or less.

Valuation of Investments - The Company measures the value of its investments in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board (“FASB”). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to the Company’s portfolio investments for which market quotations are not readily available, the Company’s board of directors is responsible for determining in good faith the fair value in accordance with the valuation policy approved by the board of directors. The board of directors will make this fair value determination on a quarterly basis and any other time when a decision regarding the fair value of the portfolio investments is required. A determination of fair value involves subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of portfolio investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

ASC Topic 820 also defines hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and the hierarchical levels are described as follows:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities, debt securities and publicly listed derivatives are generally included in Level 1. The Company does not adjust the quoted price for these investments. The Company's money market fund/short term investment funds and foreign currency are included in this category.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from orderly transactions for similar investments in active markets between market participants and provided by reputable dealers or independent pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments generally included in this category are corporate bonds and loans, convertible debt indexed to publicly listed securities, foreign currency forward contracts and certain over-the-counter derivatives.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments generally included in this category are total return swap agreements, and corporate bonds/loans and common stock investments that lack observable market pricing.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and it considers factors specific to the investment.

Security Transactions, Realized/Unrealized Gains or Losses, and Income Recognition - Security transactions are recorded on a trade-date basis. The Company measures realized gains or losses from the repayment or sale of investments using the specific identification method. The amortized cost basis of investments includes (i) the original cost and (ii) adjustments for the accretion/amortization of market discounts and premiums, original issue discount and loan origination fees. The Company reports changes in fair value of investments that are measured at fair value as a component of net change in unrealized appreciation (depreciation) on investments in the condensed consolidated statements of operations.

Interest income is recorded on an accrual basis and includes amortization of premiums to par value and accretion of discounts to par value. Discounts and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. Premiums and discounts are determined based on the cash flows expected to be collected for a particular investment. Structuring service fees, origination, closing, commitment and other upfront fees are generally non-recurring and recognized as revenue when earned. Loan origination fees received in connection with the closing of investments are accreted over the contractual life of the loan based on the effective interest method as interest income. Upon prepayment of a loan or debt security, any prepayment penalties, unamortized loan origination fees, unamortized original issue discount, and unamortized market discounts are recorded as interest income.

The Company has investments in debt securities which contain a contractual payment-in-kind, or PIK, interest provision. If the borrower elects to pay, or is obligated to pay, PIK interest, and if deemed collectible in management’s judgment, then the PIK interest is computed at the contractual rate specified in the investment’s credit agreement, the computed PIK interest is added to the principal balance of the investment, and the computed PIK interest is recorded as interest income.

Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

Loans or debt securities are placed on non-accrual status when principal or interest payments are at least 90 days past due or when there is reasonable doubt that principal or interest will be collected. Generally, accrued interest is reversed when a loan or a debt security is placed on non-accrual status. Interest payments received on non-accrual loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans and debt securities are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current. The Company may make exceptions to this treatment if the loan has sufficient collateral value and is in the process of collection.

Derivative Instruments - The Company’s derivative instruments include foreign currency forward contracts and total return swaps.  The Company marks the value of its derivative instruments to market value through net change in unrealized appreciation (depreciation) on derivative instruments in the condensed consolidated statements of operations. Realized gains and losses that occur upon the cash settlement of the derivative instruments are included in net realized gain (loss) on derivative instruments in the condensed consolidated statements of operations.

Deferred Financing Costs - Deferred financing costs represent fees and other direct costs incurred in connection with arranging the Company’s borrowings and the TRS. These amounts are initially recorded as prepaid and deferred expenses on the condensed consolidated statements of assets and liabilities and then subsequently amortized over the contractual term of the credit facility or TRS as interest expense.

Paid In Capital - The Company records the proceeds from the sale of its common stock on a net basis to (i) capital stock and (ii) paid in capital in excess of par value, excluding all commissions and marketing support fees.

Foreign Currency Translation, Transactions and Gains/Losses - Foreign currency amounts are translated into U.S. dollars on the following basis: (i) at the exchange rate on the last business day of the reporting period for the fair value of investment securities, other assets and liabilities; and (ii) at the rates of exchange prevailing on the respective recording dates for the purchase and sale of investment securities, income, expenses, gains and losses.

Net assets and fair values are presented based on the applicable foreign exchange rates described above and the Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair values of investments held; therefore the fluctuations related to foreign exchange rate conversion are included with the net realized gain (loss) and unrealized appreciation (depreciation) on investments.

Net realized foreign exchange gains or losses arise from activity in foreign currency forward contracts, sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded by the Company and the U.S. dollar equivalent of the amounts actually received or paid by the Company. Unrealized appreciation (depreciation) from currency translation for foreign currency forward contracts is included in net change in unrealized appreciation (depreciation) on derivative instruments on the condensed consolidated statements of operations. Unrealized appreciation (depreciation) from foreign currency translation for other receivables or payables is presented as net change in unrealized appreciation (depreciation) on foreign currency translation in the condensed consolidated statements of operations. Unrealized appreciation (depreciation) on foreign currency forward contracts is included with unrealized appreciation (depreciation) on derivative instruments on the condensed consolidated statements of assets and liabilities.

Management Fees - The Company accrues for the base management fee (recorded as investment advisory fees) and performance-based incentive fees, including (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. The Company records the liability for the incentive fee on capital gains based on a hypothetical liquidation of its investment portfolio at the end of each reporting period. Therefore the accrual for incentive fee on capital gains includes the recognition of incentive fee on both net realized gains and net unrealized appreciation, if any, although any such incentive fee associated with net unrealized appreciation is neither earned nor payable to the Advisors until net unrealized appreciation is realized as net realized gains. Additionally the determination of whether the accrued incentive fee associated with net realized gains is earned and payable to the Advisors can only be made at the end of the calendar year. The two components of performance-based incentive fees are combined and expensed on the condensed consolidated statements of operations and accrued on the condensed consolidated statements of assets and liabilities as accrued performance-based incentive fees.

Organization and Offering Expenses - Organization expenses, including reimbursement payments to Advisors, are expensed on the Company’s condensed consolidated statements of operations. Continuous offering expenses, including reimbursement payments to Advisors, but excluding commission and marketing support fees, are accumulated monthly and capitalized on the condensed consolidated statements of assets and liabilities as deferred offering expenses and then subsequently expensed over a 12-month period.

Earnings per Share - Earnings per share is calculated based upon the weighted average number of shares of common stock outstanding during the reporting period.

Distributions - Distributions are declared by the Company’s board of directors each calendar quarter and recognized as distribution liabilities on the record date. Net realized gains, if any, generally are distributed at least annually, although the Company may decide to retain such net realized gains for investment.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Shareholders who have elected to participate in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares of common stock at a price per share equivalent to the public offering price on the distribution payment date, net of commissions and marketing support fees.

Federal Income Taxes - The Company has elected to be treated for federal income tax purposes, and intends to maintain its qualification as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code (the “Code”). Generally, a RIC is not subject to federal income taxes on distributed income and gains if it distributes at least 90% of “Investment Company Taxable Income,” as defined in the Code. The Company intends to distribute sufficient dividends to maintain its RIC status each year and it does not anticipate paying a material level of federal income taxes in the future. Prior to the Company’s election for tax treatment as a RIC, it was subject to corporate federal and state income taxes on its taxable income. The Company did not have taxable income prior to the RIC election in 2011.

The Company is also generally subject to nondeductible federal excise taxes if it does not distribute an amount at least equal to the sum (i) 98% of net ordinary income, (ii) 98.2% of the Company’s capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which the Company paid no federal income tax. The Company, at its discretion, may carry forward taxable income in excess of calendar year distributions and pay a 4% excise tax on this excess taxable income.

The Company recognizes in its condensed consolidated financial statements the effect of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes – Overall –Recognition, nor did it have any unrecognized tax benefits as of the periods presented herein. Although the Company files federal and state tax returns, its major tax jurisdiction is federal.

Book and tax basis differences relating to permanent book and tax differences are reclassified among the Company's capital accounts, as appropriate at year-end. Additionally, the tax character of distributions is determined in accordance with the Code which differs from GAAP.

Recent Accounting Pronouncements - In January 2013, the FASB clarified the scope of offsetting disclosure requirements which require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The guidance is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective disclosures required for all comparative periods presented. The guidance did not have a material impact on the condensed consolidated financial statements.

3.	Investments

The Company is engaged in a strategy to invest primarily in the debt of privately owned U.S. companies. The primary investment concentrations include (i) senior debt securities and (ii) subordinated debt securities. The fair value of senior and subordinated debt investments will generally fluctuate with, among other things, changes in prevailing interest rates, the general supply of, and demand for, debt capital among private and public companies, general domestic and global economic conditions, the condition of certain financial markets, developments or trends in any particular industry and changes in the financial condition and credit quality of each security’s issuer.

Investment purchases, sales and principal payments/paydowns are summarized below for the three months ended March 31, 2013 and 2012. These purchase and sale amounts exclude short-term investments (i.e. money market fund investments) and derivative instruments.

	Three Months Ended
	March 31, 2013	March 31, 2012
Investment purchases, at cost	$236,159,109	$135,291,836
Investment sales, proceeds	49,519,053	21,546,060
Principal payments/paydown proceeds	42,017,413	2,372,642

The Company’s investment portfolio may contain debt investments that are in the form of lines of credit, unfunded delayed draw loan commitments, or revolving credit facilities which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of March 31, 2013, the Company had three such unfunded loan commitments that amounted to $26,191,000.  The Company maintains sufficient liquidity in the form of cash, short term investments or borrowing capacity under our revolving credit facility to fund such unfunded loan commitments should the need arise.

As of March 31, 2013, none of the Company’s debt investments were on non-accrual status or in monetary default.

As of March 31, 2013, the Company’s investment portfolio consisted of the following:

Asset Category	Cost	Fair Value	Percentage of Portfolio	Percentage of Net Assets
Senior debt securities	$633,541,684	$647,015,592	75.5%	80.2%
Subordinated debt securities	198,365,574	204,291,490	23.8	25.3
Total debt securities	831,907,258	851,307,082	99.3	105.5
Common stock	448,908	511,755	0.1	0.1
Preferred stock	4,800,812	5,082,916	0.6	0.6
Total equity securities	5,249,720	5,594,671	0.7	0.7
Subtotal	837,156,978	856,901,753	100.0%	106.2
Short term investments	82,015,530	82,015,530		10.2
Total investments	$919,172,508	$938,917,283		116.4%

As of December 31, 2012, the Company’s investment portfolio consisted of the following:

Asset Category	Cost	Fair Value	Percentage of Portfolio	Percentage of Net Assets
Senior debt securities	$519,196,084	$522,442,812	74.9%	85.4%
Subordinated debt securities	166,981,595	169,788,339	24.3	27.8
Total debt securities	686,177,679	692,231,151	99.2	113.2
Common stock	448,908	453,397	0.1	0.1
Preferred Stock	4,800,812	4,983,883	0.7	0.8
Total equity securities	5,249,720	5,437,280	0.8	0.9
Subtotal	691,427,399	697,668,431	100.0%	114.1
Short term investments	13,202,168	13,202,168		2.2
Total investments	$704,629,567	$710,870,599		116.3%

The industry composition, geographic dispersion, and local currencies of the Company's investment portfolio at fair value, excluding short-term investments and derivative instruments, as of March 31, 2013 and December 31, 2012 was as follows:

Industry Composition	March 31, 2013	December 31, 2012
Media	13.2%	11.0%
Capital Goods	11.6	13.7
Software & Services	11.4	9.1
Materials	11.0	9.9
Retailing	10.7	9.2
Technology Hardware & Equipment	6.8	7.8
Health Care Equipment & Services	5.2	6.2
Insurance	5.2	6.2
Consumer Services	3.6	3.7
Telecommunication Services	3.4	4.1
Diversified Financials	3.1	2.5
Remaining Industries	14.8	16.6
Total	100.0%	100.0%
Geographic Dispersion (1)
United States	94.8%	94.4%
United Kingdom	1.8	2.2
Luxembourg	1.7	1.3
Remaining Countries	1.7	2.1
Total	100.0%	100.0%
Local Currency
U.S. Dollar	98.0%	97.3%
Euro	1.2	1.7
British Pound Sterling	0.8	1.0
Total	100.0%	100.0%

(1) The geographic dispersion is determined by the portfolio company’s country of domicile.

During the three months ended March 31, 2013, the Company did not hold any non-controlled investments where it owned 5% or more of a portfolio company’s outstanding voting securities as investments in “affiliated” companies. In addition, the Company did not hold any investments in “controlled” companies where it owned more than 25% of a portfolio company’s outstanding voting securities.

4.	Derivative Instruments

The following is a summary of the fair value and location of the Company’s derivative instruments on the condensed consolidated statements of assets and liabilities:
		March 31, 2013	December 31, 2012
Derivative Instrument	Statement Location	Fair Value	Fair Value
Foreign currency forward contracts	Unrealized appreciation (depreciation) on derivative instruments	$12,336	$(146,928)
TRS	Unrealized appreciation on derivative instruments	7,831,162	$1,349,246
		$7,843,498	1,202,318

Realized and unrealized gains and losses on derivative instruments recorded by the Company for the three months ended March 31, 2013 are in the following location on the condensed consolidated statements of operations:

		Three Months Ended March 31, 2013
Derivative Instrument	Statement Location	Realized Gain (Loss)
Foreign currency forward contracts	Net realized gain on derivative instruments	$639,318
TRS	Net realized gain on derivative instruments	228,648
		$867,966

		Three Months Ended March 31, 2013
Derivative Instrument	Statement Location	Unrealized Gain (Loss)
Foreign currency forward contracts	Net change in unrealized appreciation on derivative instruments	$159,264
TRS	Net change in unrealized appreciation on derivative instruments	6,481,916
		$6,641,180

The Company did not have any derivative instruments during the three months ended March 31, 2012.

Foreign Currency Forward Contracts:

The Company may enter into foreign currency forward contracts from time to time to facilitate settlement of purchases and sales of investments denominated in foreign currencies and to economically hedge the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies. A foreign currency forward contract is a commitment to purchase or sell a foreign currency at a future date (usually the security transaction settlement date) at a negotiated forward rate. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market exchange rate as unrealized appreciation or depreciation. Realized gains or losses are recognized when forward contracts are settled. Risks may arise as a result of the potential inability of the counterparties to meet the terms of their contracts; the Company attempts to limit counterparty risk by only dealing with creditworthy counterparties.

At March 31, 2013, the details of the Company's open foreign currency forward contracts were as follows:

Foreign Currency	Settlement Date	Amount and Transaction	US$ Value at Settlement Date	US$ Value at March 31, 2013	Unrealized Appreciation/ (Depreciation)
EUR	May 3, 2013	€7,000,000 Sold	$8,944,607	$8,974,706	$(30,099)
EUR	July 3, 2013	€2,000,000 Sold	2,640,300	2,565,401	74,899
GBP	May 3, 2013	₤4,300,000 Sold	6,500,095	6,532,559	(32,464)
Total			$18,085,002	$18,072,666	$12,336

At December 31, 2012, the details of the Company's open foreign currency forward contracts were as follows:

Foreign Currency	Settlement Date	Amount and Transaction	US$ Value at Settlement Date	US$ Value at December 31, 2012	Unrealized Appreciation/ (Depreciation)
EUR	Jan. 3, 2013	€2,300,000 Sold	$2,917,964	$3,035,887	$(117,923)
EUR	Jan. 31, 2013	€6,241,682 Sold	8,249,319	8,240,679	8,640
GBP	Jan. 18, 2013	₤4,255,000 Sold	6,874,110	6,911,755	(37,645)
Total			$18,041,393	$18,188,321	$(146,928)

Total Return Swaps:

On November 15, 2012, Halifax Funding entered into the TRS with the Bank of Nova Scotia (“BNS” or “counterparty”).

The TRS arrangement with BNS consists of a set of TRS agreements. Pursuant to the terms of the TRS, Halifax Funding may select a portfolio of single-name corporate loans and/or bonds (each a “TRS reference asset” and together the “TRS reference assets”) with a maximum aggregate notional amount of $500,000,000. Under the terms of the TRS agreements, each reference asset included in the TRS portfolio constitutes a separate total return swap transaction, although all calculations, payments and transfers required to be made under the TRS agreements are calculated and treated on an aggregate basis, based upon all such transactions.

Halifax Funding receives quarterly from BNS i) all collected interest and fees generated by the TRS reference assets and ii) realized gains, if any. Halifax Funding pays to BNS i) interest on the TRS settled notional amount at a rate equal to the three-month LIBOR+0.80% per annum if the initial investment amount (i.e. posted collateral) equals or exceeds 50% of the TRS trade basis notional amount, or three-month LIBOR+1.00% if the initial investment amount is less than 50% of the TRS trade basis notional amount and ii) realized losses, if any. In addition, upon the termination, sale or repayment of any reference asset, Halifax Funding will either receive from BNS the net realized gain in the value, or pay to BNS any net realized loss in the value of such TRS reference assets.

Generally, the required collateral amount is at least 40% of the notional amount of each TRS reference asset at the time that such TRS reference asset is confirmed for inclusion as a TRS reference asset by the counterparty. Halifax Funding may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the reference assets after such value decreases below a specified amount. The minimum additional TRS cash collateral that Halifax Funding is required to post is equal to the amount required to ensure that the collateral market value, as solely determined by BNS, is at least equal to 25% of the value of the portfolio of TRS reference assets.

The obligations of Halifax Funding under the TRS agreements are non-recourse to the Company and the Company’s exposure to the TRS is limited to the amount of cash collateral that is posted pursuant to the terms of the TRS agreements.  The Company has no contractual obligation to post any cash collateral or to make any interest payments to BNS. The Company may, but is not obligated to, increase its equity investment in Halifax Funding for the purpose of funding additional cash collateral or payment obligations for which Halifax Funding may become obligated during the term of the TRS agreements. If the Company does not make any such additional equity investment in Halifax Funding and Halifax Funding fails to meet its obligations under the TRS agreements, then BNS will have the right to terminate the TRS and use the cash collateral posted by Halifax Funding with the custodian to offset any amount owed to BNS. The Company may terminate the TRS at any time upon providing at least 30 days notice prior to the proposed settlement date of the TRS reference assets related to such termination. In the event of an early termination of the TRS, Halifax Funding would be required to pay an early termination fee based on the maximum spread amount to be earned by BNS over the life of the TRS Agreements. If the TRS had been terminated as of March 31, 2013, Halifax Funding would have been required to pay an early termination fee of $6,740,543. In the absence of an early termination as just described, the TRS will terminate on January 15, 2016.

Realized gains and losses on the TRS are composed of any realized gains or losses on the TRS reference assets and the net interest received or paid on the quarterly TRS settlement date. Unrealized gains and losses on the TRS are composed of the net accrued interest income and accrued interest expense owed and the overall change in fair value of the TRS reference assets. The fair value of the TRS is included in unrealized appreciation on derivative instruments on the condensed consolidated statements of assets and liabilities. The change in value of the TRS is included in the condensed consolidated statements of operations as net change in unrealized appreciation on derivative instruments.

As of March 31, 2013, Halifax Funding had selected 85 underlying loans with a total notional amount of $341,924,660 and had posted $176,028,941 in cash collateral, which is recorded as cash collateral on deposit with custodian on the condensed consolidated statements of assets and liabilities. The TRS settled notional amount as of March 31, 2013 was $310,869,050.

As of December 31, 2012, Halifax Funding had selected 54 underlying loans with a total notional amount of $164,011,774 and had posted $87,974,019 in cash collateral, which is reflected in cash collateral on deposit with custodian on the condensed consolidated statements of assets and liabilities. The TRS settled notional amount as of December 31, 2012 was $105,013,915. During the year ended December 31, 2012, the Company and its wholly owned subsidiary CCT Funding sold $113,951,381 of loans at market prices to BNS in connection with the selection and acquisition of TRS reference assets.

The following table summarizes the fair value components of the TRS as of March 31, 2013 and December 31, 2012, as determined by the Company’s board of directors:

	March 31, 2013	December 31, 2012
Spread interest income	$3,447,594	$938,085
Net realized loss	(20,326)	(345,303)
Net unrealized appreciation of reference assets	4,403,894	756,464
Total fair value	$7,831,162	$1,349,246

The following is a summary of the TRS reference assets as of March 31, 2013:

Company (a)	Industry	Investment	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
ABB/ Con-Cise Optical Group LLC	Health Care Equipment & Services	Senior Debt	L + 425	1.25%	2/6/2019	$6,207,832	$6,274,153	$66,321
Alliance Laundry Systems LLC	Capital Goods	Senior Debt	L + 325	1.25%	12/10/2018	1,523,407	1,533,309	9,902
American Rock Salt Company LLC	Materials	Senior Debt (c)	L + 425	1.25%	4/25/2017	3,739,039	3,744,140	5,101
Block Communications Inc.	Media	Subordinated Debt	7.250%		2/1/2020	114,480	117,315	2,835
BNY ConvergEX Group, LLC	Diversified Financials	Senior Debt (b)	L + 375	1.50%	12/19/2016	751,071	760,307	9,236

Company (a)	Industry	Investment	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
BNY ConvergEX Group, LLC	Diversified Financials	Senior Debt (b)	L + 375	1.50%	12/19/2016	$340,006	$344,187	$4,181
Bright Horizons Family Solutions, Inc.	Consumer Services	Senior Debt (b)	L + 300	1.00%	1/30/2020	12,093,966	12,307,749	213,783
BWay Holding Company	Materials	Senior Debt	L + 325	1.25%	8/6/2017	2,113,825	2,136,020	22,195
California Pizza Kitchen, Inc.	Food & Staples Retailing	Senior Debt	L + 550	1.25%	7/7/2017	4,262,610	4,280,520	17,910
Camp International Holding Company	Software & Services	Senior Debt (c)	L + 400	1.25%	5/31/2019	2,855,018	2,858,700	3,682
Catalina Marketing Corporation	Media	Subordinated Debt	10.500%		10/1/2015	7,000,000	7,037,745	37,745
CCC Holdings Inc.	Software & Services	Senior Debt	L + 400	1.25%	12/20/2019	1,506,742	1,528,699	21,957
Ceridian Corporation	Commercial & Professional Services	Senior Debt	8.875%		7/15/2019	4,456,480	4,627,615	171,135
Charter Communications Operating, LLC	Media	Subordinated Debt (b)	7.250%		10/30/2017	625,286	618,124	(7,162)
Charter Communications Operating, LLC	Media	Subordinated Debt (b)	6.500%		4/30/2021	156,240	152,280	(3,960)
CHG Companies Inc.	Health Care Equipment & Services	Senior Debt	L + 375	1.25%	11/19/2019	6,839,728	6,995,176	155,448
Clear Channel Communications, Inc.	Media	Subordinated Debt (b)	6.500%		11/15/2022	2,237,153	2,390,850	153,697
Clear Channel Communications, Inc.	Media	Subordinated Debt (b)	6.500%		11/15/2022	6,110,823	6,379,884	269,061
Clearwater Paper Corp	Materials	Subordinated Debt (b)	4.500%		2/1/2023	1,587,000	1,552,680	(34,320)
Container Store, The	Retailing	Senior Debt (c)	L + 500	1.25%	4/6/2019	7,317,201	7,384,468	67,267
Continental Airlines, Inc.	Transportation	Senior Debt (b)	8.307%		4/2/2018	605,308	591,099	(14,209)
Delphi Corporation	Automobiles & Components	Subordinated Debt (b)	5.000%		2/15/2023	2,105,000	2,227,865	122,865
Dupont Performance Coatings	Materials	Senior Debt (b)	L + 350	1.25%	2/1/2020	4,477,048	4,580,698	103,650
Dupont Performance Coatings	Materials	Senior Debt (b)	E + 400	1.25%	2/1/2020	1,582,108	1,606,149	24,041
Emergency Medical Services Corporation	Health Care Equipment & Services	Senior Debt	L + 300	1.00%	5/25/2018	668,662	675,034	6,372
First American Payment Systems, L.P.	Software & Services	Senior Debt	L + 450	1.25%	10/12/2018	8,928,762	8,954,451	25,689
FleetPride Corporation	Capital Goods	Senior Debt	L + 400	1.25%	11/19/2019	4,510,560	4,553,333	42,773
Fly Funding II S.a r.l.	Transportation	Senior Debt (b)	L + 450	1.25%	8/8/2018	4,140,284	4,157,439	17,155
GCI Inc	Telecommunication Services	Subordinated Debt	6.750%		6/1/2021	8,793,895	8,295,938	(497,957)
Great Lakes Dredge & Dock Corp	Capital Goods	Subordinated Debt (b)	7.375%		2/1/2019	1,485,000	1,449,055	(35,945)
Gymboree Corporation, The	Retailing	Senior Debt	L + 350	1.50%	2/23/2018	4,097,160	4,098,685	1,525
Hamilton Sundstrand Industrial	Capital Goods	Senior Debt	L + 300	1.00%	12/13/2019	10,540,100	10,596,595	56,495
Heartland Dental Care, LLC	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt	L + 500	1.25%	12/21/2018	6,019,017	6,085,773	66,756
Hilcorp Energy I LP/ Hilcorp	Energy	Subordinated Debt (b)	8.000%		2/15/2020	1,816,605	1,819,531	2,926
Hilcorp Energy I LP/ Hilcorp	Energy	Subordinated Debt (b)	7.625%		4/15/2021	1,612,958	1,607,858	(5,100)
Hubbard Radio, LLC	Media	Senior Debt	L + 350	1.00%	4/28/2017	9,381,334	9,460,943	79,609
Husky Injection Molding Systems Ltd.	Capital Goods	Senior Debt (b) (c)	L + 325	1.25%	7/2/2018	1,255,775	1,247,395	(8,380)
Integra Telecom Holdings, Inc.	Telecommunication Services	Senior Debt	L + 475	1.25%	2/22/2019	15,537,087	15,788,839	251,752
IPC Systems, Inc.	Technology Hardware & Equipment	Senior Debt	L + 650	1.25%	7/31/2017	3,951,390	3,951,390	-
Kinetic Concepts, Inc.	Health Care Equipment & Services	Senior Debt	L + 425	1.25%	5/4/2018	1,966,239	1,979,801	13,562
Kinetic Concepts, Inc.	Health Care Equipment & Services	Senior Debt	L + 375	1.25%	11/4/2016	1,309,507	1,319,343	9,836
Lord & Taylor Holdings LLC	Retailing	Senior Debt	L + 450	1.25%	1/11/2019	33,748	33,612	(136)
Manitowoc Company Inc., The	Capital Goods	Subordinated Debt (b)	5.875%		10/15/2022	5,847,420	6,011,383	163,963
McJunkin Red Man Corporation	Energy	Senior Debt	L + 500	1.25%	11/8/2019	6,317,198	6,281,055	(36,143)
MedAssets, Inc.	Health Care Equipment & Services	Subordinated Debt (b)	8.000%		11/15/2018	38,500	38,238	(262)
MedAssets, Inc.	Health Care Equipment & Services	Senior Debt (b)	L + 275	1.25%	12/13/2019	2,217,919	2,244,852	26,933
MGM Resorts International	Consumer Services	Senior Debt (b)	L + 325	1.00%	12/20/2019	7,213,334	7,362,212	148,878
Michaels Stores, Inc.	Retailing	Senior Debt	L + 275	1.00%	1/28/2020	12,500,000	12,616,250	116,250
Misys PLC	Software & Services	Senior Debt (b)	12.000%		6/12/2019	5,981,728	6,507,879	526,151
Misys PLC	Software & Services	Senior Debt (b)	L + 600	1.25%	12/12/2018	1,415,577	1,406,320	(9,257)
NEP Group, Inc.	Media	Senior Debt	L + 825	1.25%	7/22/2020	1,314,831	1,367,955	53,124
NEP Group, Inc.	Media	Senior Debt	L + 350	1.25%	1/22/2020	2,394,045	2,430,136	36,091

Company (a)	Industry	Investment	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
NPC International, Inc.	Consumer Services	Senior Debt	L + 325	1.25%	12/28/2018	$1,636,028	$1,627,281	$(8,747)
NuSil Technology LLC	Materials	Senior Debt	L + 375	1.25%	4/7/2017	5,882,880	5,916,260	33,380
Nuveen Investments, Inc.	Diversified Financials	Senior Debt (b)	L + 500		5/13/2017	9,097,365	9,241,031	143,666
Ocwen Financial Corporation	Banks	Senior Debt (b)	L + 375	1.25%	2/15/2018	11,940,000	12,195,000	255,000
OneStopPlus, Inc.	Consumer Durables & Apparel	Senior Debt	L + 450	1.00%	2/5/2020	7,599,613	7,699,022	99,409
Pharmaceutical Product Development, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt	L + 325	1.00%	12/5/2018	167,156	168,966	1,810
PQ Corporation	Materials	Senior Debt	L + 350	1.00%	8/7/2017	10,259,625	10,347,386	87,761
PVH Corp.	Consumer Durables & Apparel	Senior Debt (b)	L + 250	0.75%	2/13/2020	1,472,790	1,494,845	22,055
RedPrairie Corporation	Software & Services	Senior Debt	L + 550	1.25%	12/21/2018	1,075,305	1,117,823	42,518
Renfro Corporation	Consumer Durables & Apparel	Senior Debt	L + 450	1.25%	1/30/2019	3,522,389	3,575,490	53,101
Roofing Supply Group, LLC	Retailing	Senior Debt	L + 375	1.25%	5/31/2019	89,437	90,152	715
Sabre Inc.	Transportation	Senior Debt (c)	L + 575		12/29/2017	4,398,657	4,369,514	(29,143)
Sabre Inc.	Transportation	Senior Debt	L + 400	1.25%	2/19/2019	2,166,278	2,204,357	38,079
Sanmina Corp	Technology Hardware & Equipment	Subordinated Debt (b)	7.000%		5/15/2019	471,623	476,225	4,602
Savers, Inc.	Retailing	Senior Debt	L + 375	1.25%	7/9/2019	204,105	206,013	1,908
Scitor Corporation	Capital Goods	Senior Debt	L + 350	1.50%	2/15/2017	21,713	21,840	127
Sedgwick Claims Management Services, Inc.	Insurance	Senior Debt	L + 300	1.00%	12/31/2016	2,386,424	2,398,332	11,908
SGS International Inc.	Media	Senior Debt	L + 375	1.25%	10/17/2019	5,501,721	5,529,368	27,647
Solera Holdings Inc	Software & Services	Subordinated Debt (b)	6.750%		6/15/2018	951,518	942,534	(8,984)
Summit Materials, LLC	Materials	Senior Debt	L + 375	1.25%	1/30/2019	1,501,263	1,510,646	9,383
Summit Materials, LLC	Materials	Subordinated Debt	10.500%		1/31/2020	655,598	652,275	(3,323)
Supervalu Inc.	Food & Staples Retailing	Senior Debt (b) (c)	L + 500	1.25%	3/21/2019	13,725,337	14,090,793	365,456
TelX Group, Inc., The	Telecommunication Services	Senior Debt	L + 500	1.25%	9/25/2017	7,000,950	6,987,146	(13,804)
Tempur-Pedic International Inc.	Commercial & Professional Services	Senior Debt (b)	L + 400	1.00%	11/20/2019	6,834,981	6,992,807	157,826
Terex Corp.	Capital Goods	Subordinated Debt (b)	6.000%		5/15/2021	4,626,000	4,857,300	231,300
Tomkins Air Distribution	Capital Goods	Senior Debt	L + 375	1.25%	11/9/2018	5,934,231	6,074,075	139,844
United Rentals North America	Capital Goods	Subordinated Debt (b)	10.250%		11/15/2019	3,063,488	3,027,600	(35,888)
United Rentals North America	Capital Goods	Subordinated Debt (b)	9.250%		12/15/2019	4,587,370	4,523,994	(63,376)
USI Holdings Corporation	Insurance	Senior Debt	L + 400	1.25%	12/27/2019	1,914,109	1,942,965	28,856
VWR Funding, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt	L + 400		4/3/2017	1,056,031	1,065,271	9,240
West Corporation	Software & Services	Subordinated Debt	8.625%		10/1/2018	6,029,800	6,335,876	306,076
Windstream Corporation	Telecommunication Services	Senior Debt (b)	L + 275	0.75%	1/23/2020	3,046,718	3,075,297	28,579
Zayo Group LLC	Telecommunication Services	Senior Debt	L + 350	1.00%	7/2/2019	1,208,151	1,200,043	(8,108)
						$341,924,660	$346,328,554	$4,403,894

(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act.
(c)	Reference asset position or portion thereof unsettled as of March 31, 2013.

The following is a summary of the TRS reference assets as of December 31, 2012:

Company (a)	Industry	Investment	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
Block Communications, Inc.	Media	Subordinated Debt	7.250%		2/1/2020	$114,480	$114,345	$(135)
California Pizza Kitchen, Inc.	Food & Staples Retailing	Senior Debt	L+550	1.25%	7/7/2017	4,262,610	4,241,136	(21,474)
Camp International Holding Co.	Software & Services	Senior Debt	L+400	1.25%	5/31/2019	2,173,058	2,171,980	(1,078)
Catalina Marketing Corp.	Media	Subordinated Debt	10.500%		10/1/2015	7,000,000	6,871,323	(128,677)
CCC Information Services, Inc.	Software & Services	Senior Debt (c)	L+470	1.25%	12/14/2019	1,510,518	1,521,266	10,748
Charter Communications Operating, LLC	Media	Subordinated Debt (b)	7.250%		10/30/2017	625,286	622,421	(2,865)
CHG Companies, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+375	1.25%	11/19/2019	6,912,675	6,970,839	58,164

Company (a)	Industry	Investment	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
Clear Channel Communications, Inc.	Media	Subordinated Debt (b)	6.500%		11/15/2022	$2,237,153	$2,342,578	$105,425
Clear Channel Communications, Inc.	Media	Subordinated Debt (b)	6.500%		11/15/2022	6,110,822	6,411,284	300,462
Continental Airlines, Inc.	Transportation	Senior Debt (b)	8.307%		10/2/2019	605,308	569,131	(36,177)
First American Payment Systems, LP	Software & Services	Senior Debt	L+450	1.25%	10/12/2018	8,951,140	8,913,603	(37,537)
FleetPride Corp.	Capital Goods	Senior Debt (c)	L+400	1.25%	11/19/2019	4,521,864	4,517,596	(4,268)
Fly Leasing, Ltd.	Transportation	Senior Debt (b)(c)	L+450	1.25%	8/8/2018	4,193,364	4,176,908	(16,456)
GCI Inc.	Telecommunication Services	Subordinated Debt	6.750%		6/1/2021	6,643,615	6,576,845	(66,770)
Gymboree Corporation	Retailing	Senior Debt	L+350	1.50%	2/23/2018	4,097,160	3,885,421	(211,739)
Hamilton Sundstrand Industrial	Capital Goods	Senior Debt	L+375	1.25%	12/13/2019	7,920,000	8,060,000	140,000
Heartland Dental Care	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt (c)	L+500	1.25%	12/21/2018	4,202,808	4,202,808	-
Hilcorp Energy I LP	Energy	Subordinated Debt (b)	8.000%		2/15/2020	1,816,605	1,808,310	(8,295)
Hubbard Radio, LLC	Media	Senior Debt (c)	L+375	1.50%	4/28/2017	493,735	494,963	1,228
Husky Injection Molding Systems, Ltd.	Capital Goods	Senior Debt (b)(c)	L+450	1.25%	7/2/2018	1,255,775	1,248,913	(6,862)
Immucor, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+450	1.25%	8/19/2018	47,868	47,878	10
IPC Systems, Inc.	Technology Hardware & Equipment	Senior Debt	L+650		7/31/2017	3,951,390	3,897,764	(53,626)
Jo-Ann Stores, Inc.	Retailing	Senior Debt (c)	L+350	1.25%	3/16/2018	22,847	22,827	(20)
Kinetic Concepts, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+425	1.25%	5/4/2018	1,971,180	1,971,209	29
Kinetic Concepts, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+375	1.25%	11/4/2016	1,312,798	1,312,321	(477)
Local TV Finance, LLC	Media	Senior Debt (c)	L+400		5/7/2015	371,846	370,317	(1,529)
Lord & Taylor Holdings, LLC	Retailing	Senior Debt (c)	L+450	1.25%	1/11/2019	33,748	33,633	(115)
MedAssets, Inc.	Health Care Equipment & Services	Senior Debt (b)	L+275	1.25%	12/13/2019	2,340,811	2,346,693	5,882
MGM Resorts International	Consumer Services	Senior Debt (b)	L+325	1.00%	12/20/2019	7,231,413	7,340,429	109,016
Misys PLC	Software & Services	Senior Debt (b)	12.000%		6/12/2019	5,981,728	5,979,313	(2,415)
NPC International, Inc.	Consumer Services	Senior Debt (c)	L+325	1.25%	12/28/2018	1,636,027	1,623,924	(12,103)
NuSil Technology LLC	Materials	Senior Debt (c)	L+375	1.25%	4/7/2017	502,540	501,129	(1,411)
Nuveen Investments, Inc.	Diversified Financials	Senior Debt (b)(c)	L+550		5/13/2017	7,058,793	7,065,412	6,619
Nuveen Investments, Inc.	Diversified Financials	Senior Debt (b)	L+600	1.25%	5/13/2017	284,653	282,819	(1,834)
Nuveen Investments, Inc.	Diversified Financials	Senior Debt (b)	L+550		5/13/2017	25,646	25,719	73
PQ Corp.	Materials	Senior Debt	L+425	1.25%	5/8/2017	5,582,056	5,587,953	5,897
PVH Corp.	Consumer Durables & Apparel	Senior Debt (b)(c)	L+250	0.75%	12/19/2019	1,472,790	1,487,592	14,802
RedPrairie Corp.	Software & Services	Senior Debt (c)	L+550	1.25%	12/21/2018	1,078,000	1,096,857	18,857
Roofing Supply Group, LLC	Retailing	Senior Debt (c)	L+375	1.25%	5/31/2019	89,662	89,699	37
Sabre, Inc.	Transportation	Senior Debt (c)	L+575		12/29/2017	4,398,657	4,397,084	(1,573)
Sabre, Inc.	Transportation	Senior Debt (c)	L+600	1.25%	12/29/2017	2,212,085	2,211,865	(220)
Savers, Inc.	Retailing	Senior Debt (c)	L+375	1.25%	7/9/2019	204,618	204,681	63
Scitor Corp.	Capital Goods	Senior Debt (c)	L+350	1.50%	2/15/2017	21,713	21,761	48
SGS International, Inc.	Media	Senior Debt	L+375	1.25%	10/17/2019	5,515,510	5,543,226	27,716
Skilled Healthcare Group, Inc.	Health Care Equipment & Services	Senior Debt (b)	L+525	1.50%	4/9/2016	14,806	14,738	(68)
Spectrum Brands, Inc.	Household & Personal Products	Senior Debt (b)	L+325	1.25%	12/17/2019	1,525,129	1,551,848	26,719
Tempur-Pedic International, Inc.	Commercial & Professional Services	Senior Debt (b)(c)	L+400	1.00%	11/14/2019	6,852,112	7,000,436	148,324
Terex Corp.	Capital Goods	Subordinated Debt (b)	6.000%		5/15/2021	4,626,000	4,857,300	231,300
The TelX Group, Inc.	Telecommunication Services	Senior Debt (c)	L+500	1.25%	9/23/2017	7,018,541	6,998,936	(19,605)
Tomkins Air Distribution	Capital Goods	Senior Debt	L+375	1.25%	11/9/2018	5,949,104	6,058,021	108,917

Company (a)	Industry	Investment	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
USI Holdings Corp.	Insurance	Subordinated Debt	7.750%		1/15/2021	$1,076,000	$1,062,550	$(13,450)
USI Holdings Corp.	Insurance	Senior Debt (c)	L+400	1.25%	12/27/2019	1,918,906	1,940,121	21,215
West Corp.	Software & Services	Subordinated Debt	8.625%		10/1/2018	6,029,800	6,095,500	65,700
West Corp.	Software & Services	Senior Debt (c)	L+425	1.25%	7/15/2016	5,021	5,013	(8)
						$164,011,774	$164,768,238	$756,464

(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act.
(c)	Reference asset position or portion thereof unsettled as of December 31, 2012.

5.	Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy as follows as of March 31, 2013 and December 31, 2012:

	March 31, 2013
Investment Type	Level 1	Level 2	Level 3	Total
Senior debt securities	$—	$570,610,550	$76,405,042	$647,015,592
Subordinated debt securities	—	198,160,715	6,130,775	204,291,490
Common stock	—	—	511,755	511,755
Preferred stock	5,082,916	—	—	5,082,916
Subtotal	5,082,916	768,771,265	83,047,572	856,901,753
Short term investments	82,015,530	—	—	82,015,530
Total	$87,098,446	$768,771,265	$83,047,572	$938,917,283

Derivative Type	Level 1	Level 2	Level 3	Total
Assets
Foreign currency forward contracts	$—	$74,899	$—	$74,899
Total return swaps	—	—	7,831,162	7,831,162
Liabilities
Foreign currency forward contracts	—	(62,563)	—	(62,563)
Total	$—	$12,336	$7,831,162	$7,843,498

	December 31, 2012
Investment Type	Level 1	Level 2	Level 3	Total
Senior debt securities	$—	$435,852,236	$86,590,576	$522,442,812
Subordinated debt securities	—	163,579,848	6,208,491	169,788,339
Common stock	—	—	453,397	453,397
Preferred stock	4,983,883	—	—	4,983,883
Subtotal	4,983,883	599,432,084	93,252,464	697,668,431
Short term investments	13,202,168	—	—	13,202,168
Total	$18,186,051	$599,432,084	$93,252,464	$710,870,599

Derivative Type	Level 1	Level 2	Level 3	Total
Assets
Foreign currency forward contracts	$—	$8,640	$—	$8,640
Total return swaps	—	—	1,349,246	1,349,246
Liabilities
Foreign currency forward contracts	—	(155,568)	—	(155,568)
Total	$—	$(146,928)	$1,349,246	$1,202,318

At March 31, 2013, the Company held 10 distinct investment positions that were classified as Level 3, representing an aggregate fair value of $83,047,572 and 8.8% of the total investment portfolio. The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of March 31, 2013 were as follows:

Asset Group	Fair Value (1)	Valuation Techniques (2)	Unobservable Inputs	Range (Weighted Average) (3)	Impact to Valuation from an Increase in Input (4)
		Broker Quotes	Mid Price	101.5 (101.5)	Increase
			Yield	8.6% (8.6%)	Decrease
	$2,158,988	Market Comparables	Discount Margin	782 bps (782 bps)	Decrease
			Leverage	4.3x (4.3x)	Decrease
Senior Debt			Illiquidity Discount	0% (0%)	Decrease
			Yield	7.51%-11.2% (10.06%)	Decrease
	$74,246,054	Market Comparables	Discount Margin	654-1000 bps (928 bps)	Decrease
			Leverage	1.6-4.9x (3.35x)	Decrease
			Illiquidity Discount	0%-3.75% (2.37%)	Decrease
	$3,425,519	Broker Quotes	Bid Price	103.49 (103.49)	Increase
			Yield	11.8% (11.8%)	Decrease
Subordinated Debt			Discount Margin	1024 (1024)	Decrease
	$2,705,256	Market Comparables	Leverage	3.6x (3.6x)	Decrease
			EBITDA Multiple	10.7x (10.7x)	Increase
			Illiquidity Discount	2% (2%)	Decrease
			Illiquidity Discount	15% (15%)	Decrease
		Market Comparables	LTM EBITDA Multiple	15.8x (15.8x)	Increase
Common Stock	$511,755		Forward EBITDA Multiple	11.3x (11.3x)	Increase
		Discounted Cash Flow	Weighted Average Cost of Capital	12.3% (12.3%)	Decrease
			Exit EBITDA Multiple	7.9x (7.9x)	Increase
Total	$83,047,572

(1)	The TRS was valued in accordance with the TRS agreements as discussed below.
(2)
For the assets and investment that have more than one valuation technique, the Company may rely on the stated techniques individually or in the aggregate based on a weight ascribed to each valuation technique, ranging from 0 – 100%. Broker quotes obtained for valuation purposes are reviewed by the Company relative to other valuation techniques.

(3)	Weighted average amounts are based on the estimated fair values.
(4)
This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

At December 31, 2012, the Company held 18 distinct investment positions that were classified as Level 3, representing an aggregate fair value of $93,252,464 and 13.1% of the total investment portfolio. The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of December 31, 2012 were as follows:

Asset Group	Fair Value (1)	Valuation Techniques (2)	Unobservable Inputs	Range (Weighted Average) (3)	Impact to Valuation from an Increase in Input (4)
Senior Debt	$18,681,009	Broker Quotes	Mid Price	94.25 - 102 (100.98)	Increase
		Broker Quotes	Mid Price	98 - 101.5 (98.55)	Increase
	67,909,567	Market Comparables	Yield	5.0 - 11.9% (8.91%)	Decrease
			Discount Margin	437 - 1069 bps (808 bps)	Decrease
			Illiquidity Discount	1.0 - 4.0% (2.29%)	Decrease
Subordinated Debt		Broker Quotes	Bid Price	104.02 (NA)	Increase
		Market Comparables	Yield	12.0 - 13.0% (12.54%)	Decrease
	6,208,491		Discount Margin	1071 - 1250 bps (1170 bps)	Decrease
			EBITDA Multiple	9.6x (9.6x)	Increase
			Illiquidity Discount	2% (2%)	Decrease
		Market Comparables	Forward EBITDA Multiple	9.8x (9.8x)	Increase
Common Stock			LTM EBITDA Multiple	12.9x (12.9x)	Increase
	453,397		Illiquidity Discount	15% (15%)	Decrease
		Discounted Cash Flow	Weighted Average Cost of Capital	12.2% (12.2%)	Decrease
Total	$93,252,464

(1)	The TRS was valued in accordance with the TRS agreements as discussed below.
(2)
For the assets and investment that have more than one valuation technique, the Company may rely on the stated techniques individually or in the aggregate based on a weight ascribed to each valuation technique, ranging from 0 – 100%. Broker quotes obtained for valuation purposes are reviewed by the Company relative to other valuation techniques.

(3)	Weighted average amounts are based on the estimated fair values.
(4)
This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The more significant unobservable inputs used in the fair value measurement of the Company’s senior and subordinated loan investments are third-party indicative broker quotes. In the event that there are limited broker quotes, then the valuation process will further rely on the inputs from comparable investments and/or discounted cash flow analysis. Depending on the type of debt investment position held by the Company, the relative comparable value analysis may rely on any of (i) market yields, (ii) discount margin, (iii) illiquidity discount and (iv) leverage EBITDA multiples analysis to either confirm a single broker quote, or to generate a fair value in the absence of any broker quote. Other significant unobservable inputs used in the fair value measurement of the Company’s investments are also disclosed in the table above. Any significant increases or decreases in these unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

The TRS is also classified as Level 3 at March 31, 2013. The Company valued its TRS in accordance with the TRS agreements between Halifax Funding and BNS, which collectively established the TRS. Pursuant to the TRS agreements, the value of the TRS is based on (i) the increase or decrease in the value of the TRS reference assets relative to the notional amounts, together with (ii) accrued interest income and fee income, (iii) TRS swap financing costs on the TRS settled notional amount, and (iv) certain other expenses incurred under the TRS. The TRS reference assets are valued pursuant to the valuation algorithm specified in the TRS Agreements, including reliance on indicative bid prices provided by independent third-party pricing services. Bid prices reflect the highest price that market participants may be willing to pay. On a quarterly basis, the Company's management reviews, tests and compares (i) the indicative bid prices assigned to each TRS reference asset by BNS, based on the inputs provided to BNS by third-party pricing services with (ii) third-party service provider pricing inputs that are independently sourced by the Company’s management and/or its Advisors. To the extent the Company's management has any questions or concerns regarding the valuation of the TRS reference assets, such valuations are discussed or challenged with BNS pursuant to the terms of the TRS agreements. Additionally, the Company’s management reviews the calculations of both collected and accrued interest, total return swap financing costs, and realized gains and losses that also determine the aggregate fair value of the TRS.  For additional disclosures on the Company’s TRS, including quantitative disclosures of the current period conclusions of the fair value components, as reviewed and determined by the Company’s board of directors, refer to Note 4.

The following is a reconciliation for the three months ended March 31, 2013 of investments for which Level 3 inputs were used in determining fair value:

	Senior Debt Securities	Subordinated Debt Securities	Common Stock	Total Return Swaps	Total
Fair Value Balance as of January 1, 2013	$86,590,576	$6,208,491	$453,397	$1,349,246	$94,601,710
Purchases	10,202,476	—	—	—	10,202,476
Net realized gain	47,195	—	—	228,648	275,843
Net change in unrealized appreciation (1)	(290,398)	(76,764)	58,358	6,481,916	6,173,112
Sales or repayments	(3,297,909)	—	—	(228,648)	(3,526,557)
Net discount accretion	587,940	(952)	—	—	586,988
Transfers out of Level 3	(17,434,838)	—	—	—	(17,434,838)
Transfers into Level 3	—	—	—	—	—
Fair Value Balance as of March 31, 2013	$76,405,042	$6,130,775	$511,755	$7,831,162	$90,878,734
Change in net unrealized appreciation (depreciation) in investments still held as of March 31, 2013 (1)	$237,646	$(76,764)	$58,358	$6,481,916	$6,701,156

(1)	Amount is included in the related amount on investments and derivative instruments in the condensed consolidated statements of operations.

The following is a reconciliation for the three months ended March 31, 2012 of investments for which Level 3 inputs were used in determining fair value:

	Senior Debt Securities	Subordinated Debt Securities	Common Stock	Total Return Swaps	Total
Fair Value Balance as of January 1, 2012	$4,651,937	$963,533	$—	$—	$5,615,470
Purchases	3,698,099	5,969,804	448,908	—	10,116,811
Net realized gain	—	—	—	—	—
Net change in unrealized appreciation (1)	629	11,960	—	—	12,589
Sales or repayments	38,507	60,809	—	—	99,316
Net discount accretion	(34,409)	(998,479)	—	—	(1,032,888)
Transfers out of Level 3	4,730	(1,004)	—	—	3,726
Transfers into Level 3	201,067	—	—	—	201,067
Fair Value Balance as of March 31, 2012	$8,560,560	$6,006,623	$448,908	$—	$15,016,091
Change in net unrealized appreciation in investments still held as of March 31, 2012 (1)	$46,878	$38,209	$—	$—	$85,087

(1)	Amount is included in the related amount on investments in the condensed consolidated statements of operations.

No securities were transferred into the Level 3 hierarchy and six were transferred out of the Level 3 hierarchy during the three months ended March 31, 2013. These investments were transferred at fair value as of the beginning of the quarter in which they were transferred. The classification transfers between Level 2 and Level 3 were based on the observed changes in liquidity based on information supplied by a third party pricing source, whereby such liquidity information is routinely reviewed no less frequently than monthly. All realized and unrealized gains and losses are included in earnings (changes in net assets) and are reported as separate line items within the Company’s condensed consolidated statements of operations.

The carrying value of cash and foreign currency is classified as Level 1 with respect to the fair value hierarchy. The carrying value of the revolving credit facility approximates its fair value and it would be classified as Level 2 with respect to the fair value hierarchy.

6.	Agreements and Related Party Transactions

The Company entered into a managing dealer agreement with CNL Securities Corp., an affiliate of CNL. CNL Securities Corp. serves as the managing dealer of the Offering and in connection therewith receives selling commissions of up to 7% of gross offering proceeds and a marketing support fee of up to 3% of gross offering proceeds. All or any portion of these fees may be reallowed to participating brokers. The Company will pay a maximum sales load of 10% of gross offering proceeds for all combined selling commissions and marketing support fees.

The Company entered into an investment advisory agreement with CNL (together with one amendment, the “Investment Advisory Agreement”) for the overall management of the Company’s investment activities. The Company and CNL have entered into a sub-advisory agreement with KKR (the “Sub-Advisory Agreement”), under which KKR is responsible for the day-to-day management of the Company’s investment portfolio. CNL earns a base management fee equal to an annual rate of 2% of the Company’s average gross assets at the end of the two most recently completed months and it is computed and paid monthly. Gross assets include assets purchased with borrowed funds, unrealized depreciation or appreciation on total return swaps and cash collateral on deposit with custodian in connection with TRS, but exclude deferred offering expense. CNL also earns a performance-based incentive fee that is comprised of the following two parts: (i) a subordinated incentive fee on pre-incentive fee net investment income, and (ii) an incentive fee on capital gains. The subordinated incentive fee, paid quarterly if earned, is computed as the sum of (A) 100% of quarterly pre-incentive fee net investment income in excess of 1.75% of average adjusted capital up to a limit of 0.4375% of average adjusted capital, and (B) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital. The incentive fee on capital gains, paid annually if earned, is equal to 20% of realized capital gains on a cumulative basis from inception, net of (A) all realized capital losses and unrealized depreciation on a cumulative basis and (B) net of the aggregate amount of any previously paid incentive fee on capital gains. CNL compensates KKR for advisory services that it provides to the Company with 50% of the base management fees and performance-based incentive fees that CNL receives under the Investment Advisory Agreement.

In November 2012, the Company entered into the TRS for the purpose of gaining economic exposure to a portfolio of broadly syndicated corporate loans and bonds. For purposes of computing the performance-based incentive fee, the Company, in a manner consistent with GAAP, treats both a) the interest spread, which represents the difference between i) the interest and fees received on the TRS reference assets and ii) the interest paid to BNS based on the TRS settled notional amount, and b) the net realized gains or losses on the sale or maturity of TRS reference assets as realized gains or losses on derivative instruments.  Therefore the net economic benefits or losses, if any, associated with the TRS are included in the computation of the performance-based incentive fee on capital gains.

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 5% of gross proceeds in connection with the Offering as reimbursement for organization and offering expenses incurred by the Advisors on behalf of the Company. The Advisors waived the requirement for the Company to reimburse them for organization and offering expenses for the period from June 17, 2011 through January 31, 2012. The waiver of organization and offering expense reimbursement requirements did not reduce the overall amount of organization and offering expenses incurred by the Advisors that is eligible for reimbursement by the Company in future periods. Beginning February 1, 2012, the Company implemented a reimbursement rate of 0.75% of gross offering proceeds to initiate the reimbursement of organization and offering expenses incurred by the Advisors. Beginning March 1, 2013, the Company changed the reimbursement rate to 1% of gross offering proceeds.

The Company entered into an administrative services agreement with CNL (the “Administrative Services Agreement”) whereby CNL performs, and oversees the performance of, various administrative services on behalf of the Company. Administrative services may include transfer agency oversight and supervisory services, shareholder communication services, general ledger accounting, maintaining required corporate and financial records, financial reporting for the Company and its subsidiaries, audit services, preparation of reports to the Company's board of directors and lenders, calculating the Company’s net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating shareholder reports, overseeing the payment of the Company’s expenses and shareholder distributions, oversight of services providers and the performance of administrative and professional services rendered to the Company by others. CNL may also enter into agreements with its affiliates for the performance of select administrative services or the retention of personnel. The Company reimburses CNL and its affiliates for the professional services and expenses it incurs in performing its administrative obligations on behalf of the Company.

CNL, certain CNL affiliates, and KKR receive compensation and reimbursement of expenses in connection with (i) the performance and supervision of administrative services and (ii) the Offering. Related party fees, expenses and reimbursement of expenses incurred in the three months ended March 31, 2013 and March 31, 2012 are summarized below:

			Three Months Ended
Related Party	Source Agreement	Description	March 31, 2013	March 31, 2012
CNL Securities Corp.	Managing Dealer Agreement	Selling commissions and marketing support fees	$18,499,200	$8,869,023
CNL and KKR	Investment Advisory Agreement	Base management fees (investment advisory fees)	4,860,666	894,160
CNL and KKR	Investment Advisory Agreement	Performance-based incentive fees (1)	—	—
CNL and KKR	Investment Advisory Agreement	Organization and offering expenses reimbursement (2)	1,666,708	527,741
CNL	Administrative Services Agreement	Administrative and compliance services	334,592	118,818

(1)
During the three months ended March 31, 2013 and 2012, the Company recorded performance-based incentive fee expense of $4,205,287 and 875,246, respectively. The incentive fee was accrued based on the hypothetical liquidation of the investment portfolio as of the end of each reporting period. The incentive fee on capital gains was not earned by the Advisors or payable to the Advisors as of March 31, 2013 and 2012.

(2)
The Advisors received reimbursement payments for offering expenses in the amount of $942,805 in the three months ended March 31, 2013. The Company recorded a reimbursement payable to the Advisors in the amount of $723,903 for offering expenses as of March 31, 2013 which is included in other accrued expenses and liabilities on the condensed consolidated statements of assets and liabilities. The Advisors received reimbursement payments for organization expenses in the amount of $205,453 in the three months ended March 31, 2012. The Company recorded a reimbursement payable to the Advisors in the amount of $322,288 for offering expenses as of March 31, 2012.  As of March 31, 2013, the outstanding unreimbursed offering expenses amounted to $3,851,265.

On June 7, 2011, the Company entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with CNL and KKR pursuant to which CNL and KKR jointly and severally agreed to pay to the Company all operating expenses (an “Expense Support Payment”) during the Expense Support Payment Period between June 17, 2011 to December 31, 2011. On December 16, 2011, the Company and the Advisors entered into an amendment to the Expense Support Agreement, effective January 1, 2012, that extended the terminal date of the Expense Support Payment Period to March 31, 2012 and reduced the Reimbursement Ratio from 100% to 65% of the Company’s Operating Expenses.

The Amendment also redefined Operating Expenses as all operating costs and expenses paid or incurred by the Company, as determined under GAAP, including base advisory fees payable pursuant to the Investment Advisory Agreement, and excluding (i) performance-based incentive fees payable pursuant to the Investment Advisory Agreement, (ii) organization and offering expenses, and (iii) all interest costs related to borrowings for such period. On March 16, 2012, the Company and the Advisors entered into an amendment and restatement of the Expense Support Agreement, effective April 1, 2012, that extended the terminal date of the Expense Support Payment Period to June 30, 2012 and reduced the Reimbursement Ratio from 65% to 25% of the Company’s Operating Expenses. Expense support payments ceased on July 1, 2012.

Presented below is a summary of Expense Support Payments and the associated terminal eligibility dates for Reimbursement Payments for the years ending December 31, 2011 and December 31, 2012.

Period Ended	Expense Support Payments Received from Advisors	Expense Support Payments Reimbursed to Advisors(1)	Unreimbursed Expense Support Payments	Eligible for Reimbursement through
December 31, 2011	$1,375,592	$1,375,592	$—	December 31, 2014
December 31, 2012	1,590,221	454,157	1,136,064	December 31, 2015
Total	$2,965,813	$1,829,749	$1,136,064

(1)	As of March 31, 2013 the Company has accrued $1,136,064 for potential annual year-end reimbursement payment to Advisors.

During the term of the Expense Support Agreement, the Advisors are entitled to an annual year-end reimbursement payment by the Company for unreimbursed Expense Support Payments made under the Expense Support Agreement (a “Reimbursement Payment”), but such Reimbursement Payments may only be paid (i) within three years after the year in which such Expense Support Payments are attributable, and (ii) to the extent that it would not cause the Company’s Other Operating Expenses (Operating Expenses excluding base management fees, performance-based incentive fees, interest expense and organization/offering expenses and including a Reimbursement Payment) to exceed 1.75% of average net assets attributable to common shares as of the end of any such calendar year (the “Reimbursement Limit Percentage”). The Company records the liability for the Reimbursement Payments based on a hypothetical liquidation of its investment portfolio at the end of each reporting period.

Indemnification - The Investment Advisory Agreement and the Sub-Advisory Agreement provide certain indemnification to the Advisors, their directors, officers, persons associated with the Advisors, and their affiliates. The managing dealer agreement provides certain indemnification to the managing dealer and each participating broker and their respective officers, directors, partners, employees, associated persons, agents and control persons. As of March 31, 2013, management believes that the risk of incurring any losses for such indemnification is remote.

7.	Earnings Per Share

The following information sets forth the computation of basic and diluted net increase in net assets from operations per share (earnings per share).

Basic and Diluted Net Increase (Decrease) in Net Assets Per Share
	Three Months Ended
	March 31, 2013	March 31, 2012
Net increase in net assets resulting from operations	$23,442,759	$5,475,928
Weighted average shares outstanding	71,356,247	10,949,283
Basic/diluted net increase in net assets from operations per share (1)	$0.33	$0.50

(1)	Diluted and basic net increase in net assets from operations per share were equivalent in each period because there were no common stock equivalents outstanding in each period.

8.	Distributions

The Company's board of directors declared distributions for 13 record dates in the three months ended March 31, 2013. Declared distributions are paid monthly. The total of declared distributions and the sources of distribution payments for the three months ended March 31, 2013 are presented in the table below.

Declared Distributions	Per Share	Amount	Allocation
Total Declared Distributions for the three months ended March 31, 2013	$0.20	$13,735,491	100.0%
From Net Investment Income	$0.02	$1,402,954	10.2
From Realized Gains	0.03	1,885,582	13.7
From Other Sources	0.15	10,446,955	76.1

Sources of distributions, other than net investment income and realized gains, include adjustments made to GAAP net investment income to arrive at taxable income available for distributions. The following table summarizes the primary sources of differences between net investment income and taxable income available for distributions that contribute to other sources of distributions for the three months ended March 31, 2013.

For the three months ended March 31, 2013	Amount
Unearned performance-based incentive fee	$4,205,287
Offering expenses	1,093,596
Net change in unrealized appreciation on total return swap	6,481,916
Net change in unrealized appreciation on foreign currency forward contracts	159,264
Total of other sources available for distributions (1)	$11,940,063

(1)
The above table does not present all adjustments to calculate taxable income available for distributions.  A final determination of taxable income, and taxable income available for distributions, as well as the tax classifications of the 2013 calendar year paid distributions, is made annually at the end of the year.

On March 12, 2013, the Company’s board of directors declared a distribution of $0.015004 per share for 13 record dates beginning April 2, 2013 and ending on June 25, 2013.

9.	Share Transactions

On January 29, 2013, the Company’s board of directors increased the public offering price per share of common stock under the Offering to $11.05, to ensure that the associated net offering price per share, exclusive of sales load equaled or exceeded the net asset value per share on each subsequent subscription closing date and distribution reinvestment date.

The following table summarizes the total shares issued and proceeds received in connection with the Company’s Offering for the three months ended March 31, 2013 and March 31, 2012.

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	Shares	Amount	Shares	Amount
Gross Proceeds from Offering	18,097,872	$198,097,608	8,712,413	$92,739,521
Commissions and Marketing Support Fees	—	(18,499,200)	—	(8,869,023)
Net Proceeds to Company	18,097,872	179,598,408	8,712,413	83,870,498
Reinvestment of Distributions	688,817	6,850,275	129,673	1,248,460
Net Proceeds from Offering	18,786,689	$186,448,683	8,842,086	$85,118,958
Average Net Proceeds Per Share	$ 9.92		$ 9.63

The Company conducts quarterly tender offers pursuant to its share repurchase program.  The Company currently limits the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the issuance of shares of its common stock under its distribution reinvestment plan. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. The Company will limit repurchases in each quarter to 2.5% of the weighted average number of shares of common stock outstanding in the prior four calendar quarters. The Company’s board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice.

The following table is a summary of the share repurchases completed during the three months ended March 31, 2013:

Repurchase Date	Total Number of Shares Offered to Repurchase	Total Number of Shares Purchased	No. of Shares Purchased/ Total Offer	Price Paid per Share	Total Consideration
February 20, 2013	785,106	84,074	11%	$9.73	$818,045

10.	Financial Highlights

The following per share data and financial ratios have been derived from information provided in the financial statements. The following is a schedule of financial highlights for one share of common stock during the three months ended March 31, 2013 and March 31, 2012.
	Three Months Ended
OPERATING PERFORMANCE PER SHARE	March 31, 2013	March 31, 2012
Net Asset Value, Beginning of Period	$9.75	$9.21
Net Investment Income (Loss), Before Expense Support (1)(9)	0.04	0.01
Expense Support (1)(9)	(0.02)	0.09
Net Investment Income (1)	0.02	0.10
Net Realized and Unrealized Gain (Loss) (1)(2)	0.32	0.49
Net Increase Resulting from Investment Operations	0.34	0.59
Distributions from Net Investment Income (3)	(0.02)	(0.11)
Distributions from Realized Gains (3)	(0.03)	(0.07)
Distributions from Other Sources (3)	(0.15)	(0.01)
Net Decrease Resulting from Distributions to Common Shareholders	(0.20)	(0.19)
Capital share transactions –Issuance of common stock above net asset value (4)	0.02	0.05
Net Increase Resulting from Capital Share Transactions	0.02	0.05

Net Asset Value, End of Period	$9.91	$9.66

INVESTMENT RETURNS
Total Investment Return-Net Price (5)	2.54%	6.73%
Total Investment Return-Net Asset Value (6)	3.65%	6.91%

RATIOS/SUPPLEMENTAL DATA (all amounts in thousands except ratios)
Net Assets, End of Period	$806,822	$153,771
Average Net Assets (7)	$703,014	$104,551
Average Credit Facility Borrowings(7)	$216,164	$57,599
Shares Outstanding, End of Period	81,431	15,915
Weighted Average Shares Outstanding	71,356	10,949

Ratios to Average Net Assets: (7)
Total Operating Expenses Before Expense Support/Reimbursement(9)	1.82%	3.07%
Total Operating Expenses After Expense Support/Reimbursement(9)	1.98%	2.14%
Net Investment Income	0.20%	1.09%
Portfolio Turnover Rate	6%	13%
Asset Coverage Ratio (8)	3.09	3.41

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)
The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the entire period may not agree with the change in the aggregate net realized and unrealized gains and losses in portfolio securities for the period because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio securities.

(3)
The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(4)
The continuous issuance of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of net asset value per share on each subscription closing date. The per share data was derived by computing (i) the sum of (A) the number of shares issued in connection with subscriptions and/or distribution reinvestment on each share transaction date times (B) the differences between the net proceeds per share and the net asset value per share on each share transaction date, divided by (ii) the total shares outstanding at the end of the period.

(5)
Total investment return-net price is a measure of total return for shareholders who purchased the Company’s common stock at the beginning of the period, including dividends declared during the period.  Total investment return-net price is based on (i) the purchase of one share at the public offering price, net of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the cash payment for distributions payable, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, then the terminal sales price per share is assumed to be equal to net asset value per share on the last day of the period. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.

(6)
Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including dividends declared during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, then terminal market value per share is assumed to be equal to net asset value per share on the last day of the period. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.

(7)
The computation of average net assets and average credit facility borrowings during the period is based on the daily value of net assets and borrowing balances, respectively. Ratios are not annualized.

(8)
Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period. For purposes of the asset coverage ratio test applicable to the Company as a business development company, the Company regards the TRS total notional amount at the end of the period, less the total amount of cash collateral posted by Halifax Funding under the TRS, as a senior security for the life of the TRS. These data are presented in Note 4 of the condensed consolidated financial statements.

(9)	Expense support is equal to the difference between (A) reimbursement of expense support and (B) expense support, as reported on the condensed consolidated statements of operations.

11.	Revolving Credit Facility and Borrowings

On February 11, 2013, CCT Funding, Deutsche Bank AG, New York Branch, (“Deutsche Bank”), and the other lenders party thereto entered into an amendment (the “Third Amendment”) to the multi-lender, revolving credit facility agreement (“the Credit Agreement”) that CCT Funding originally entered into with Deutsche Bank on August 22, 2011.  Deutsche Bank is a lender and serves as administrative agent under the Credit Agreement.

The Third Amendment amended the Credit Agreement by providing for, among other things, the extension of a new tranche of loan commitments (the “Tranche D Loans”) permitting additional borrowings in an aggregate amount of up to $100,000,000. Pursuant to the Third Amendment, Healthcare of Ontario Pension Plan became a Lender under the Credit Agreement. The Third Amendment reclassified the prior Tranche B Loans as the “Tranche B2 Loans” and the prior Tranche C Loans as the “Tranche B1 Loans.” As amended, loans under the Credit Agreement will generally bear interest based on a three-month adjusted LIBOR (“Adjusted LIBOR”) for the relevant interest period (except with respect to the Tranche A Loans, which bear interest based on one-month Adjusted LIBOR), plus a spread. Upfront fees and unfunded commitment fees were also incurred with respect to the Tranche B1 Loans, Tranche B2 Loans and Tranche D Loans under the Third Amendment.

Under the Credit Agreement, CCT Funding has made certain representations and warranties and it is required to comply with various covenants, reporting requirements and other customary requirements for credit agreements of this nature. As of March 31, 2013, management believes that the Company was in compliance with the covenants of the Credit Agreement. As of March 31, 2013, the Company has incurred deferred financing costs of $1,338,036 in connection with arranging and amending the Credit Agreement.

Revolving Credit Facility Summary for the three months ended March 31, 2013
	Loan Tranche
	A	B1	B2	D	Total
Maturity	August 22, 2013	February 11, 2014	February 11, 2015	February 11, 2015
Unused Commitment Fee (1)	0.75%	0.75%	0.50%	0.50%
Base Interest Rate (reset monthly)	1 mo. LIBOR	3 mo. LIBOR	3 mo. LIBOR	3 mo. LIBOR
Spread	1.70%	1.50%	2.33%	2.33%
Borrowing Commitment Amount	$75,000,000	$65,000,000	$100,000,000	$100,000,000	$340,000,000
Amount Borrowed as of March 31	75,000,000	65,000,000	79,440,000	—	219,440,000
Unused Borrowing Commitment Balance as of March 31	$—	$—	$20,560,000	$100,000,000	$120,560,000
Average Borrowings	$75,000,000	$52,546,222	$88,618,000	$—	$216,164,222
Direct Interest Expense	356,984	244,066	583,570	—	1,184,620
Unused Commitment Fees					353
Amortization of Deferred Financing Costs					126,615
Total Interest Expense					$1,311,588
Weighted Average Interest Rate	1.94%	1.90%	2.70%	—%	2.24%

(1)	Unused commitment fees for the Tranche B2 Loans and the Tranche D Loans were waived for a period of 60 days following the effective date of the Third Amendment.

12.	Guarantees and Commitments

In the normal course of business, the Company may enter into guarantees on behalf of portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. The Company has no such guarantees outstanding at March 31, 2013 and December 31, 2012. As of March 31, 2013, the Company was committed to fund $26,191,000 for three delayed draw term loans associated with two portfolio companies.

13.	Subsequent Events

On April 11, 2013, the Company filed its tender offer statement with the SEC on Schedule TO. The Company offered to repurchase up to 1,158,737 shares of common stock at a cash price of $9.91 per share.

On April 25, 2013, the SEC filed a notice of application by the Company and its Advisors for an order to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the 40 Act and rule 17d-1 under the 40 Act.  The SEC will issue an order granting the requested relief unless a hearing is requested by May 20, 2013.

On May 7, 2013, the Company’s board of directors increased the public offering price per share of common stock under the Offering to $11.10.

As of May 9, 2013, the total amount borrowed under the revolving credit facility was $219,440,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Corporate Capital Trust, Inc.:

We have audited the accompanying consolidated statements of assets and liabilities of Corporate Capital Trust, Inc. and subsidiaries (the “Company”), including the consolidated schedules of investments, as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in net assets, and cash flows for the years ended December 31, 2012 and 2011, and the period from June 9, 2010 (inception) to December 31, 2010, and the consolidated financial highlights for the year ended December 31, 2012 and the period from June 17, 2011 (commencement of operations) to December 31, 2011. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012 and 2011, by correspondence with the custodians, or loan agents; where replies were not received we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements and consolidated financial highlights referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations, changes in its net assets, and its cash flows for the years ended December 31, 2012 and 2011 and the period from June 9, 2010 (inception) to December 31, 2010, and the financial highlights for the year ended December 31, 2012 and the period from June 17, 2011 (commencement of operations) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
March 18, 2013

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Statements of Assets and Liabilities
	December 31, 2012	December 31, 2011
Assets
Investments at fair value (amortized cost of $704,629,567 and $113,825,998)	$710,870,599	$114,304,509
Cash	306,459	—
Cash collateral on deposit with custodian	87,974,019	—
Dividends and interest receivable	9,258,404	1,055,807
Receivable for investments sold	37,704,165	—
Principal receivable	462,407	59,399
Unrealized appreciation on derivative instruments	1,357,886	—
Receivable from advisors	—	564,756
Deferred offering expense	2,146,007	—
Prepaid and deferred expenses	244,130	238,808
Total assets	$850,324,076	$116,223,279
Liabilities
Revolving credit facility	$159,620,000	$25,340,000
Payable for investments purchased	72,435,184	24,714,313
Unrealized depreciation on derivative instruments	155,568	—
Accrued performance-based incentive fees	2,087,073	282,570
Accrued investment advisory fees	1,434,712	160,679
Accrued reimbursement of expense support	1,829,749	—
Shareholders' distributions payable	—	398,637
Other accrued expenses and liabilities	1,277,976	164,351
Total liabilities	238,840,262	51,060,550
Net Assets
Common stock, $0.001 par value per share, 1,000,000,000 shares authorized, 62,728,439
and 7,073,166 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	62,728	7,073
Paid-in capital in excess of par value	607,351,000	64,626,198
Undistributed (distributions in excess of) net investment income	(3,374,805)	5,956
Accumulated net unrealized appreciation on investments,
derivative instruments and foreign currency translation	7,444,891	523,502
Net assets	$611,483,814	$65,162,729
Net asset value per share	$9.75	$9.21

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Statements of Operations
			Period from
			June 9, 2010
	Year ended		(inception) to
	December 31, 2012	December 31, 2011	December 31, 2010
Investment income
Interest income	$34,209,926	$955,830	$—
Fee income	1,269,301	—	—
Dividend income	103,253	3,056	—
Total investment income	35,582,480	958,886	—
Operating expenses
Investment advisory fees	9,193,161	347,428	—
Interest expense	2,873,729	85,944	—
Performance-based incentive fees	1,981,350	282,570	—
Offering expense	1,208,772	—	—
Professional services	1,092,349	233,268	—
Administrative services	1,061,111	183,918	—
Organization expenses	896,218	—	—
Custodian and accounting fees	202,414	114,875	—
Director fees and expenses	180,475	82,025	—
Other	961,577	151,287	—
Total operating expenses	19,651,156	1,481,315	—
Reimbursement of expense support	1,829,749	—	—
Expense support	(1,590,221)	(1,375,592)	—
Net expenses	19,890,684	105,723	—
Net investment income	15,691,796	853,163	—
Realized and unrealized gain (loss):
Net realized gain on investments	3,479,314	5,113	—
Net realized loss on derivative instruments	(432,972)	—	—
Net realized loss on foreign currency transactions	(5,960)	—	—
Net change in unrealized appreciation on investments	5,762,521	478,511	—
Net change in unrealized appreciation on derivative
instruments	1,202,318	—	—
Net change in unrealized appreciation (depreciation)
on foreign currency translation	(43,450)	44,991	—
Net realized and unrealized gain	9,961,771	528,615	—
Net increase in net assets resulting from operations	$25,653,567	$1,381,778	$—
Net Investment Income Per Share	$0.50	$0.67	$—
Diluted and Basic Earnings Per Share	$0.82	$1.09	$—
Weighted Average Shares Outstanding	31,394,766	1,269,117	22,222
Dividends Declared Per Share	$0.76	$0.37	$—

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Statements of Changes in Net Assets
			Period from
			June 9, 2010
	Year ended		(inception) to
	December 31, 2012	December 31, 2011	December 31, 2010
Operations
Net investment income	$15,691,796	$853,163	$—
Net realized gain on investments and foreign currency transactions	3,040,382	5,113	—
Net change in unrealized appreciation (depreciation) on investments,
derivative instruments and foreign currency translation	6,921,389	523,502	—
Net increase in net assets resulting from operations	25,653,567	1,381,778	—
Distributions to shareholders from
Net investment income	(15,697,752)	(853,163)	—
Realized gains	(3,040,382)	(2,507)	—
Other sources	(4,583,720)	—	—
Net decrease in net assets resulting from shareholders distributions	(23,321,854)	(855,670)	—
Capital share transactions
Issuance of shares of common stock	532,863,358	64,170,724	200,000
Reinvestment of shareholder distributions	11,832,449	265,897	—
Repurchase of shares of common stock	(706,435)	—	—
Net increase in net assets resulting from capital share transactions	543,989,372	64,436,621	200,000
Total increase in net assets	546,321,085	64,962,729	200,000
Net assets at beginning of year/period	65,162,729	200,000	—
Net assets at end of year/period	$611,483,814	$65,162,729	$200,000
Capital share activity
Shares issued from subscriptions	54,520,455	7,021,920	22,222
Shares issued from reinvestment of distributions	1,207,704	29,024	—
Shares repurchased	(72,886)	—	—
Net increase in shares outstanding	55,655,273	7,050,944	22,222
Undistributed (distributions in excess of) net investment income
at end of year/period	$(3,374,805)	$5,956	$—
See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
			Period from
			9-Jun-2010
	For the year ended		(inception) to
	December 31, 2012	December 31, 2011	December 31, 2010

Operating Activities:
Net increase in net assets resulting from operations	$25,653,567	$1,381,778	$—
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(991,951,587)	(106,811,148)	—
Increase in payable for investments purchased	47,659,733	24,759,304	—
Paid-in-kind interest	(270,090)	—
Proceeds from sales of investments	358,597,920	481,516	—
Proceeds from principal payments	51,931,990	294,863	—
Net realized (gain) loss on investments	(3,479,314)	(5,113)	—
Net change in unrealized appreciation on investments	(5,762,521)	(478,511)	—
Net change in unrealized appreciation on derivative instruments	(1,202,318)	—	—
Net change in unrealized depreciation on foreign currency translation	43,450	(44,991)	—
Amortization of premium/discount - net	(145,072)	44,756	—
Amortization of deferred financing cost	152,315	—	—
Increase in short-term investments, net	(5,487,416)	(7,714,752)	—
Increase in cash collateral on deposit with custodian	(87,974,019)	—	—
Increase in dividend and interest receivable	(8,184,909)	(1,055,807)	—
Increase in receivable for investments sold	(37,704,165)	—	—
Increase in principal receivable	(403,008)	(59,399)	—
Decrease in receivable from advisors	564,756	(564,756)	—
Increase in other assets	(2,155,047)	(110,123)	—
Increase in accrued investment advisory fees	1,274,033	160,679	—
Increase in accrued performance-based incentive fees	1,804,503	282,570	—
Increase in other liabilities	2,943,374	152,351	—
Net cash used in operating activities	(654,093,825)	(89,286,783)	—

Financing Activities:
Proceeds from issuance of shares of common stock	532,863,358	64,170,724	200,000
Payment on repurchase of shares of common stock	(706,435)	—	—
Distributions paid	(11,888,042)	(191,136)	—
Borrowings under credit facility	189,000,000	25,340,000	—
Repayments of credit facility	(54,720,000)	—	—
Deferred financing costs paid	(148,597)	(232,805)	—
Net cash provided by financing activities	654,400,284	89,086,783	200,000
Net increase (decrease) in cash	306,459	(200,000)	—
Cash, beginning of period	—	200,000	200,000
Cash, end of period	$306,459	$—	$200,000

Supplemental disclosure of cash flow information and non-cash financing activities:
Cash paid during period for:
Interest	$2,482,446	$27,795	$—
Dividend distributions reinvested	$11,832,449	$265,897	$—

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Non-Control/Non-Affiliate Investments(d)—114.1%
AdvancePierre Foods, Inc.	Food, Beverage & Tobacco	Senior Debt(e)	L + 450	1.25%	7/10/2017	$3,938,004	$3,909,668	$3,987,230	0.6%
Allen Systems Group, Inc.	Software & Services	Senior Debt(e)(f)	10.50%		11/15/2016	106,000	66,130	78,440	0.0%
Alliance Laundry Systems, LLC	Capital Goods	Senior Debt(e)	L + 425	1.25%	12/10/2018	3,553,052	3,535,505	3,588,582	0.6%
Ally Financial, Inc.	Banks	Preferred Stocks(g)				118,908	2,996,482	3,123,713	0.5%
		Preferred Stocks(g)				69,800	1,804,330	1,860,170	0.3%
							4,800,812	4,983,883	0.8%
Altisource Solutions (LU)(h)	Real Estate	Senior Debt(e)(g)	L+ 450	1.25%	11/27/2019	7,545,192	7,470,313	7,582,918	1.2%
American Gaming Systems, LLC	Consumer Services	Senior Debt(i)	L + 1000	1.50%	8/15/2016	11,974,375	11,523,790	11,974,375	2.0%
		Senior Debt(i)	L + 1000	1.50%	8/15/2016	780,938	(28,850)	—	0.0%
		Senior Debt(i)(j)	L + 1000	1.50%	8/15/2016	780,938	752,433	780,938	0.1%
							12,247,373	12,755,313	2.1%
American Rock Salt Co., LLC	Materials	Senior Debt(e)	L + 425	1.25%	4/25/2017	8,485,587	8,151,298	8,398,355	1.4%
Amkor Technologies, Inc.	Semiconductors & Semiconductor Equipment	Subordinated Debt(e)(g)	7.38%		5/1/2018	213,000	210,801	220,455	0.0%
Amsurg Corp.	Health Care Equipment & Services	Subordinated Debt(e)(f)(g)	5.63%		11/30/2020	943,000	943,000	980,720	0.2%
Aramark Corp.	Commercial & Professional Services	Subordinated Debt(e)	8.50%		2/1/2015	2,836,000	2,896,962	2,850,208	0.5%
Ardagh Packaging Holdings, Ltd. (IE)(h)	Capital Goods	Senior Debt(e)(f)(g)	7.38%		10/15/2017	100,000	100,409	108,750	0.0%
Aspect Software, Inc.	Technology Hardware & Equipment	Senior Debt(e)	L + 525	1.75%	5/7/2016	4,360,693	4,358,808	4,393,398	0.7%
		Senior Debt(e)	10.63%		5/15/2017	9,009,000	9,484,716	8,153,145	1.3%
							13,843,524	12,546,543	2.0%
Aspen Dental Management, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 550	1.50%	10/6/2016	6,115,182	6,048,762	5,839,999	0.9%
Asset Acceptance Capital Corp.	Diversified Financials	Senior Debt(g)(i)	L + 725	1.50%	11/14/2017	918,991	896,692	929,894	0.2%
AssuraMed Holding, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 800	1.25%	4/24/2020	5,147,021	5,045,289	5,206,536	0.8%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Asurion, LLC	Software & Services	Senior Debt(e)	L + 400	1.50%	5/24/2018	$3,285,425	$3,241,516	$3,323,421	0.5%
		Senior Debt(e)	L + 750	1.50%	5/24/2019	396,303	396,303	409,074	0.1%
							3,637,819	3,732,495	0.6%
Avaya, Inc.	Technology Hardware & Equipment	Senior Debt(e)(f)	7.00%		4/1/2019	14,555,000	13,662,021	13,608,925	2.2%
Bill Barrett Corp.	Energy	Subordinated Debt(e)(g)	7.63%		10/1/2019	251,000	256,692	264,805	0.0%
BNY ConvergEX Group, LLC	Diversified Financials	Senior Debt(e)(g)	L + 375	1.50%	12/19/2016	109,585	108,431	106,024	0.0%
		Senior Debt(e)(g)	L + 375	1.50%	12/19/2016	241,455	238,911	233,608	0.0%
		Senior Debt(e)(g)(i)	L + 700	1.75%	12/17/2017	1,386,716	1,380,562	1,306,980	0.2%
		Senior Debt(e)(g)(i)	L + 700	1.75%	12/17/2017	581,872	579,290	548,415	0.1%
							2,307,194	2,195,027	0.3%
Bright Horizons Family Solutions, Inc.	Consumer Services	Senior Debt(i)	L + 425	1.00%	5/23/2017	1,003,991	999,465	1,014,031	0.2%
Building Materials Corporation of America	Capital Goods	Subordinated Debt(e)(f)	6.75%		5/1/2021	41,000	44,058	45,305	0.0%
Caesars Entertainment Operating Co., Inc.	Consumer Services	Senior Debt(e)(g)	11.25%		6/1/2017	1,023,000	1,074,569	1,095,889	0.2%
Catalina Marketing Corp.	Media	Senior Debt(e)	L + 550		9/29/2017	8,431,567	8,356,238	8,465,841	1.4%
		Subordinated Debt(e)(f)	10.50%		10/1/2015	20,436,255	20,405,415	20,691,708	3.4%
							28,761,653	29,157,549	4.8%
CDW Corp.	Technology Hardware & Equipment	Subordinated Debt(e)	12.54%		10/12/2017	12,626,000	13,510,212	13,494,037	2.2%
Celanese US Holdings, LLC	Materials	Subordinated Debt(e)(g)	4.63%		11/15/2022	2,900,000	2,900,000	3,037,750	0.5%
Cemex Espana S.A. (ES)(h)	Materials	Senior Debt(e)(g)(j)(EUR)	E + 500		2/14/2017	€928,806	1,112,127	1,173,874	0.2%
Cemex Finance, LLC	Materials	Senior Debt(e)(f)(g)	9.38%		10/12/2022	$825,000	825,000	928,125	0.1%
Cemex Finance Europe BV	Materials	Subordinated Debt(g)	4.75%		3/5/2014	€419,000	480,548	565,503	0.1%
Cemex Materials, LLC	Materials	Subordinated Debt(e)(f)	7.70%		7/21/2025	$12,670,000	11,742,203	12,828,375	2.1%
Cemex S.A.B. de C.V. (MX)(h)	Materials	Senior Debt(e)(g)(j)	L + 525		2/14/2017	3,441,100	3,191,620	3,294,853	0.5%
Cengage Learning Acquisitions, Inc.	Media	Senior Debt(e)(f)	11.50%		4/15/2020	14,622,000	15,000,475	12,611,475	2.1%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Ceridian Corp.	Commercial & Professional Services	Senior Debt(e)	L + 575		5/9/2017	$11,345,455	$11,320,689	$11,359,637	1.9%
		Senior Debt(e)(f)	8.88%		7/15/2019	2,123,000	2,123,000	2,303,455	0.4%
							13,443,689	13,663,092	2.3%
CHG Companies, Inc.	Health Care Equipment & Services	Senior Debt(e)(j)	L + 375	1.25%	11/19/2019	3,072,501	3,042,000	3,077,617	0.5%
		Senior Debt(e)(j)	L + 775	1.25%	11/19/2020	6,662,554	6,530,148	6,708,359	1.1%
							9,572,148	9,785,976	1.6%
Clear Channel Worldwide Holdings, Inc.	Media	Subordinated Debt(e)(g)	7.63%		3/15/2020	1,857,000	1,798,731	1,870,927	0.3%
ClubCorp Club Operations, Inc.	Consumer Services	Senior Debt(e)	L + 375	1.50%	11/30/2016	135,707	129,525	137,745	0.0%
CNO Financial Group, Inc.	Insurance	Senior Debt(e)(f)(g)	6.38%		10/1/2020	1,092,000	1,130,752	1,135,680	0.2%
Commscope, Inc.	Technology Hardware & Equipment	Subordinated Debt(e)(f)	8.25%		1/15/2019	632,000	665,688	692,040	0.1%
Continental Airlines, Inc.	Transportation	Senior Debt(e)(g)	7.34%		4/19/2014	267,469	269,827	275,493	0.0%
CRC Health Corp.	Health Care Equipment & Services	Senior Debt(e)	L + 450		11/16/2015	1,199,199	1,145,033	1,160,225	0.2%
		Subordinated Debt(e)	10.75%		2/1/2016	1,114,000	1,075,056	1,086,150	0.2%
							2,220,089	2,246,375	0.4%
Cunningham Lindsey U.S., Inc.	Insurance	Senior Debt(e)	L + 375	1.25%	12/10/2019	4,616,499	4,570,570	4,656,894	0.8%
		Senior Debt(e)	L + 800	1.25%	6/10/2020	6,642,736	6,576,851	6,808,804	1.1%
							11,147,421	11,465,698	1.9%
Data Device Corp.	Capital Goods	Senior Debt(e)	L + 600	1.50%	7/11/2018	7,895,679	7,750,227	7,875,940	1.3%
		Senior Debt(i)	L + 1000	1.50%	7/11/2019	8,000,000	7,847,290	7,840,000	1.3%
							15,597,517	15,715,940	2.6%
Datatel, Inc.	Software & Services	Senior Debt(e)	L + 500	1.25%	7/19/2018	393,711	388,439	399,322	0.1%
David's Bridal, Inc.	Retailing	Senior Debt(e)	L + 375	1.25%	10/11/2019	2,196,294	2,174,957	2,204,991	0.4%
DJO Finance, LLC	Health Care Equipment & Services	Senior Debt(e)	L + 500	1.25%	9/15/2017	1,974,614	1,976,879	1,990,243	0.3%
		Senior Debt(e)(f)	8.75%		3/15/2018	8,188,000	8,638,609	8,945,390	1.5%
							10,615,488	10,935,633	1.8%
DuPont Fabros Technology, LP	Real Estate	Subordinated Debt(e)(g)	8.50%		12/15/2017	100,000	105,687	109,250	0.0%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
E*Trade Financial Corp.	Diversified Financials	Subordinated Debt(e)(g)	6.75%		6/1/2016	$10,000	$10,548	$10,525	0.0%
Easton-Bell Sports, Inc.	Consumer Durables & Apparel	Senior Debt(e)	9.75%		12/1/2016	1,190,000	1,260,844	1,279,369	0.2%
Education Management, LLC	Consumer Services	Senior Debt(e)(g)	L + 700	1.25%	3/30/2018	7,078,341	6,890,723	5,919,263	1.0%
		Subordinated Debt(e)(g)	8.75%		6/1/2014	5,818,000	5,658,279	4,668,945	0.8%
							12,549,002	10,588,208	1.8%
Express, LLC / Express Finance Corp.	Retailing	Subordinated Debt(e)(g)	8.75%		3/1/2018	707,000	764,744	765,328	0.1%
Fage Dairy Industry, SA	Food, Beverage & Tobacco	Subordinated Debt(e)(f)(g)	9.88%		2/1/2020	22,000	22,220	23,375	0.0%
Fidelity National Information Services, Inc.	Software & Services	Subordinated Debt(e)(g)	5.00%		3/15/2022	26,000	27,817	27,885	0.0%
		Subordinated Debt(e)(g)	7.88%		7/15/2020	114,000	122,352	128,963	0.0%
							150,169	156,848	0.0%
Fifth & Pacific Companies, Inc.	Consumer Durables & Apparel	Senior Debt(e)(f)(g)	10.50%		4/15/2019	1,735,000	1,848,140	1,921,512	0.3%
FleetPride Corp.	Capital Goods	Senior Debt(e)	L + 400	1.25%	11/20/2019	587,783	577,559	589,896	0.1%
Freedom Group	Consumer Durables & Apparel	Senior Debt(e)	L + 425	1.25%	4/19/2019	991,786	987,087	969,471	0.2%
		Senior Debt(e)(f)	7.88%		5/1/2020	2,667,000	2,869,583	2,747,010	0.4%
							3,856,670	3,716,481	0.6%
FTI Consulting, Inc.	Diversified Financials	Subordinated Debt(e)(f)(g)	6.00%		11/15/2022	2,869,000	2,869,000	2,983,760	0.5%
GCI, Inc.	Telecommunication Services	Subordinated Debt(e)	8.63%		11/15/2019	8,575,000	9,102,913	9,110,937	1.5%
Genesys Telecommunications Laboratories, Inc.	Software & Services	Common Stocks*(i)				448,908	448,908	453,397	0.1%
		Subordinated Debt(i)(EUR)	12.50%		1/31/2020	€2,044,000	2,630,959	2,765,429	0.5%
							3,079,867	3,218,826	0.6%
Good Sam Enterprises, LLC	Media	Senior Debt(e)	11.50%		12/1/2016	$12,224,000	12,629,848	13,079,680	2.1%
Great Lakes Dredge & Dock Corp.	Capital Goods	Subordinated Debt(e)(g)	7.38%		2/1/2019	782,000	802,077	838,695	0.1%
Guitar Center, Inc.	Retailing	Senior Debt(e)	L + 350		4/9/2017	12,249,203	11,485,884	11,848,042	2.0%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Hamilton Sundstrand Industrial (LU)(h)	Capital Goods	Senior Debt(e)(j)	L + 375	1.25%	12/13/2019	$1,708,186	$1,691,104	$1,727,403	0.3%
		Subordinated Debt(e)	7.75%		12/15/2020	407,000	407,000	421,245	0.1%
							2,098,104	2,148,648	0.4%
Harbor Freight Tools USA, Inc.	Capital Goods	Senior Debt(e)	L + 425	1.25%	11/14/2017	5,265,512	5,230,767	5,336,596	0.9%
HUB International, Ltd.	Insurance	Senior Debt(e)	L + 450		6/13/2017	5,090,802	5,052,085	5,138,885	0.8%
		Senior Debt(e)	L + 475	2.00%	12/13/2017	329,014	329,014	333,179	0.1%
		Subordinated Debt(e)(f)	8.13%		10/15/2018	16,708,000	16,772,986	17,125,700	2.8%
							22,154,085	22,597,764	3.7%
Hubbard Radio, LLC	Media	Senior Debt	L + 725	1.50%	4/30/2018	14,669,501	14,799,961	14,962,891	2.4%
Hyland Software, Inc.	Software & Services	Senior Debt(e)	L + 425	1.25%	10/25/2019	4,717,850	4,694,621	4,737,760	0.8%
Immucor, Inc.	Health Care Equipment & Services	Senior Debt(e)(j)	L + 450	1.25%	8/19/2018	2,371,805	2,378,649	2,406,351	0.4%
IMS Health, Inc.	Health Care Equipment & Services	Subordinated Debt(e)(f)(g)	6.00%		11/1/2020	1,657,000	1,657,000	1,735,707	0.3%
Ineos US Finance, LLC (UK)(h)	Materials	Senior Debt(e)(f)(g)	9.00%		5/15/2015	70,000	73,053	74,375	0.0%
Infor (US), Inc.	Software & Services	Senior Debt(e)	L + 400	1.25%	4/5/2018	6,309,822	6,351,814	6,379,104	1.0%
		Subordinated Debt(e)(f)	11.50%		7/15/2018	4,549,000	4,968,034	5,322,330	0.9%
							11,319,848	11,701,434	1.9%
Interactive Data Corp.	Diversified Financials	Senior Debt(e)	L + 325	1.25%	2/11/2018	17,629	17,312	17,750	0.0%
iPayment, Inc.	Software & Services	Senior Debt(e)	L + 425	1.50%	5/8/2017	1,910,441	1,891,869	1,905,665	0.3%
		Subordinated Debt(e)	10.25%		5/15/2018	4,100,000	3,871,723	3,290,250	0.5%
							5,763,592	5,195,915	0.8%
IPC Systems, Inc.	Technology Hardware & Equipment	Senior Debt(e)	L + 650	1.25%	7/31/2017	6,307,434	6,185,294	6,178,668	1.0%
J. Crew Group, Inc.	Retailing	Subordinated Debt(e)	8.13%		3/1/2019	1,471,000	1,400,873	1,555,582	0.3%
J. Jill	Retailing	Senior Debt(e)(i)	L + 850	1.50%	4/29/2017	10,265,611	10,265,611	10,265,611	1.7%
Jeld-Wen, Inc.	Capital Goods	Senior Debt(e)(f)	12.25%		10/15/2017	15,171,000	17,515,794	17,522,505	2.9%
Kerling PLC (UK)(h)	Materials	Senior Debt(f)(g)(EUR)	10.63%		2/1/2017	€5,353,000	6,596,985	6,783,069	1.1%
KeyPoint Government Solutions, Inc.	Capital Goods	Senior Debt(e)(i)	L + 600	1.25%	11/13/2017	$35,000,000	34,284,382	34,650,000	5.7%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Mcjunkin Corp.	Energy	Senior Debt(e)	L + 500	1.25%	10/20/2019	$6,222,293	$6,160,357	$6,160,357	1.0%
MedAssets, Inc.	Health Care Equipment & Services	Subordinated Debt(e)(g)	8.00%		11/15/2018	489,000	490,217	530,565	0.1%
MetroPCS Wireless, Inc.	Telecommunication Services	Subordinated Debt(e)(g)	7.88%		9/1/2018	1,762,000	1,834,495	1,907,365	0.3%
Misys PLC (UK)(h)	Software & Services	Senior Debt(e)(g)	L + 600	1.25%	12/12/2018	1,970,073	1,947,131	1,993,881	0.3%
Mueller Water Products, Inc.	Capital Goods	Subordinated Debt(e)(g)	7.38%		6/1/2017	1,034,000	894,507	1,067,605	0.2%
Nara Cable Funding (IE)(h)	Media	Senior Debt(e)(f)(g)	8.88%		12/1/2018	981,000	831,210	998,168	0.2%
National Vision, Inc.	Retailing	Senior Debt(e)(i)	L + 575	1.25%	8/2/2018	3,038,620	2,995,492	3,084,199	0.5%
NBTY, Inc.	Household & Personal Products	Senior Debt(e)	L + 325	1.00%	10/1/2017	26,355	26,081	26,659	0.0%
New Enterprise Stone & Lime Co., Inc.	Capital Goods	Senior Debt(e)(f)	4.00% CASH, 9.00% PIK		3/15/2018	9,267,090	9,366,315	9,660,941	1.6%
Nexstar Broadcasting, Inc.	Media	Senior Debt(e)(g)	L + 350	1.00%	12/3/2019	953,393	948,656	962,927	0.2%
		Senior Debt(e)(g)(j)	L + 350	1.00%	12/3/2019	170,525	169,678	172,870	0.0%
		Senior Debt(e)(g)	8.88%		4/15/2017	170,000	176,601	186,575	0.0%
							1,294,935	1,322,372	0.2%
North American Breweries, Inc.	Food, Beverage & Tobacco	Senior Debt(e)(j)	L + 625	1.25%	12/28/2018	4,969,209	4,869,824	4,994,055	0.8%
Nuveen Investments, Inc.	Diversified Financials	Senior Debt(e)(g)	L + 700	1.25%	2/28/2019	6,967,420	7,072,254	7,119,867	1.2%
Ocwen Financial Corp.	Banks	Senior Debt(e)(g)(j)	L + 550	1.50%	9/1/2016	14,118,598	13,976,986	14,224,488	2.3%
Office Depot, Inc.	Retailing	Senior Debt(e)(f)(g)	9.75%		3/15/2019	5,743,000	5,649,001	6,030,150	1.0%
Petco Animal Supplies, Inc.	Retailing	Senior Debt(e)	L + 325	1.25%	11/24/2017	118,888	113,832	119,971	0.0%
Pharmaceutical Product Development, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)	L + 500	1.25%	12/5/2018	800,576	791,408	814,730	0.1%
Prestige Brands, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Subordinated Debt(e)(g)	8.13%		2/1/2020	602,000	641,657	669,725	0.1%
Realogy Corp.	Real Estate	Senior Debt(e)(g)	L + 425		10/10/2016	4,126,264	3,915,765	4,145,163	0.6%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
RedPrairie Corp.	Software & Services	Senior Debt(e)(j)	L + 550	1.25%	12/15/2018	$13,765,573	$13,490,261	$13,784,500	2.3%
		Senior Debt(e)(j)	L + 1000	1.25%	12/15/2019	10,729,285	10,514,699	10,854,442	1.8%
							24,004,960	24,638,942	4.1%
Reynolds Group Holdings, Inc.	Capital Goods	Senior Debt(e)(f)	5.75%		10/15/2020	533,000	533,000	550,323	0.1%
Rocket Software, Inc.	Software & Services	Senior Debt(e)(j)	L + 450	1.25%	2/8/2018	4,176,561	4,165,748	4,203,708	0.7%
Roundy's Supermarkets, Inc.	Food & Staples Retailing	Senior Debt(e)(g)	L + 450	1.25%	2/13/2019	4,465,368	4,439,740	4,212,115	0.7%
Ryerson, Inc.	Materials	Senior Debt(e)(f)	9.00%		10/15/2017	6,755,000	6,755,641	6,873,212	1.1%
Sabre, Inc.	Transportation	Senior Debt(e)(j)	L + 600	1.25%	12/29/2017	29	(539)	29	0.0%
		Senior Debt(e)(f)	8.50%		5/15/2019	8,879,000	9,106,811	9,456,135	1.5%
							9,106,272	9,456,164	1.5%
Sanmina Corp.	Technology Hardware & Equipment	Subordinated Debt(e)(f)(g)	7.00%		5/15/2019	7,879,000	7,867,583	8,036,580	1.3%
Schaeffler AG (DE)(h)	Automobiles & Components	Senior Debt(e)(g)(j)	L + 475	1.25%	1/27/2017	3,086,176	3,094,939	3,120,679	0.5%
		Senior Debt(e)(f)(g)	8.50%		2/15/2019	5,000	5,376	5,650	0.0%
							3,100,315	3,126,329	0.5%
Sedgwick Claims Management Services Holdings, Inc.	Insurance	Senior Debt(e)(i)	L + 350	1.50%	12/31/2016	112,518	107,817	112,799	0.0%
		Senior Debt(e)(i)	L + 750	1.50%	5/30/2017	1,338,888	1,318,149	1,358,971	0.3%
							1,425,966	1,471,770	0.3%
Sidera Networks, Inc.	Media	Senior Debt(e)	L + 450	1.50%	8/26/2016	2,631,540	2,493,867	2,634,593	0.4%
Sinclair Television Group, Inc.	Media	Subordinated Debt(e)	8.38%		10/15/2018	27,000	28,202	30,173	0.0%
Sirius XM Radio, Inc.	Media	Subordinated Debt(e)(f)(g)	5.25%		8/15/2022	9,000	9,090	9,090	0.0%
SkillSoft Corp.	Software & Services	Subordinated Debt(e)	11.13%		6/1/2018	1,369,000	1,444,147	1,514,456	0.2%
Smile Brands Group, Inc.	Health Care Equipment & Services	Senior Debt(e)	L + 525	1.75%	12/21/2017	3,793,377	3,807,218	3,565,774	0.6%
SNL Financial, LLC	Commercial & Professional Services	Senior Debt(e)	L + 425	1.25%	10/23/2018	5,667,077	5,649,799	5,671,809	0.9%
Springleaf Financial Funding Co.	Diversified Financials	Senior Debt(e)(g)	L + 425	1.25%	5/10/2017	2,551,580	2,315,867	2,542,012	0.4%
Standard Chartered Bank (SG)(h)	Banks	Subordinated Debt(f)(g)(i)(k)	L + 1600		4/1/2014	3,310,000	3,334,829	3,443,062	0.6%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Supervalu, Inc.	Food & Staples Retailing	Subordinated Debt(e)(g)	7.25%		5/1/2013	$3,503,000	$3,485,074	$3,533,651	0.6%
		Subordinated Debt(e)(g)	7.50%		11/15/2014	5,397,000	5,234,840	5,235,090	0.9%
							8,719,914	8,768,741	1.5%
The Gymboree Corp.	Retailing	Senior Debt(e)	L + 350	1.50%	2/23/2018	17,904,121	17,246,576	16,538,932	2.7%
		Subordinated Debt(e)	9.13%		12/1/2018	12,818,000	12,135,027	11,408,020	1.9%
							29,381,603	27,946,952	4.6%
The Manitowoc Co., Inc.	Capital Goods	Subordinated Debt(e)(g)	5.88%		10/15/2022	183,000	184,113	183,000	0.0%
The Neiman Marcus Group, Inc.	Retailing	Senior Debt(e)	L + 350	1.25%	5/16/2018	188,713	182,590	189,272	0.0%
The SI Organization, Inc.	Capital Goods	Senior Debt(e)	L + 325	1.25%	11/22/2016	186,009	176,191	185,699	0.0%
The TelX Group, Inc.	Telecommunication Services	Senior Debt(e)	L + 500	1.25%	9/23/2017	9,549,578	9,606,080	9,657,059	1.6%
Tomkins Air Distribution	Capital Goods	Senior Debt(e)	L + 800	1.25%	5/11/2020	3,454,401	3,403,012	3,540,761	0.6%
Towergate Finance PLC (UK)(h)	Insurance	Subordinated Debt(f)(g)(GBP)	10.50%		2/15/2019	£4,125,000	6,280,442	6,834,873	1.1%
TransUnion, LLC	Diversified Financials	Subordinated Debt(e)	11.38%		6/15/2018	$1,403,000	1,541,024	1,634,495	0.3%
Univar, Inc.	Materials	Senior Debt(e)	L + 350	1.50%	6/30/2017	953,180	928,828	951,826	0.2%
Verisure Holding AB (SE)(h)	Commercial & Professional Services	Senior Debt(f)(g)(EUR)	8.75%		9/1/2018	€397,000	484,437	571,182	0.1%
Vision Solutions, Inc.	Commercial & Professional Services	Senior Debt(e)(i)	L + 450	1.50%	7/23/2016	$1,275,000	1,263,440	1,271,813	0.2%
VWR Funding, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)	L + 425		4/3/2017	146,077	139,766	146,853	0.0%
		Subordinated Debt(e)(f)	7.25%		9/15/2017	5,349,000	5,349,000	5,616,450	0.9%
							5,488,766	5,763,303	0.9%
Warner Chilcott Co., LLC (IE)	Pharmaceuticals, Biotechnology & Life Sciences	Subordinated Debt(e)(g)(h)	7.75%		9/15/2018	1,225,000	1,219,535	1,304,625	0.2%
Wastequip, LLC	Materials	Senior Debt(e)(i)	L + 675	1.50%	6/15/2018	11,227,991	10,969,880	11,452,550	1.9%
West Corp.	Software & Services	Subordinated Debt(e)	7.88%		1/15/2019	1,575,000	1,560,147	1,630,125	0.3%
Wilton Brands, LLC	Materials	Senior Debt(e)	L + 625	1.25%	8/30/2018	12,823,623	12,581,156	12,983,918	2.1%
Zayo Group, LLC	Telecommunication Services	Senior Debt(e)	8.13%		1/1/2020	$2,260,000	$2,400,874	$2,514,250	0.4%
		Subordinated Debt(e)	10.13%		7/1/2020	5,000,000	5,324,088	5,687,500	0.9%
							7,724,962	8,201,750	1.3%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2012
Company (a)	Industry (n)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	No. Shares/ Principal Amount (b)	Cost (c)	Fair Value	% of Net Assets
Total Non-Control/Non-Affiliate Investments							691,427,399	697,668,431	114.1%
Short Term Investments—2.2%
Goldman Sachs Financial Square Funds - Prime Obligations Fund		Short Term Investments(e)	0.08%(l)			2,049,281	2,049,281	2,049,281	0.4%
State Street Institutional Liquid Reserves Fund		Short Term Investments	0.16%(l)		12/31/2099	11,152,887	11,152,887	11,152,887	1.8%
Total Short Term Investments							13,202,168	13,202,168	2.2%
TOTAL INVESTMENTS —116.3%(m)							$704,629,567	710,870,599	116.3%
LIABILITIES IN EXCESS OF OTHER ASSETS—(16.3%)								(99,386,785)	(16.3)%
NET ASSETS—100.0%								$611,483,814	100.0%
Derivative Instruments—0.20%
Total return swaps (Note 4) (g)		Total return swaps	N/A		1/15/2016	N/A	$—	$1,349,246	0.2%
Foreign currency forward contracts (Note 4) (g)		Foreign currency forward contracts	N/A		1/2013	N/A	—	(146,928)	(0.0)%
Total Derivative Instruments							$—	$1,202,318	0.2%

*	Non-income producing security.
(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	Denominated in U.S. Dollars unless otherwise noted.
(c)	Represents amortized cost for debt securities and cost for common stock.
(d)
Non-Control/Non-Affiliate investments are defined by the Investment Company Act of 1940, as amended (“1940 Act”) as investments that are neither Control Investments nor Affiliate Investments. Controlled investments are defined by the 1940 Act as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained. Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned and the investments are not classified as Controlled investments.

(e)	Security or portion thereof is held within CCT Funding, LLC and is pledged as collateral supporting the amounts outstanding under the revolving credit facility with Deutsche Bank.
(f)
This security was acquired in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 144A thereunder. This security may be resold only in transactions that are exempt from the registration requirements of the Securities Act, normally to qualified institutional buyers.

(g)
The investment is not a qualifying asset as defined in Section 55(a) under the Investment Company Act of 1940, as amended, or the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The Company calculates its compliance with the qualifying assets test on a "look through" basis by disregarding the value of the Company's total return swaps and treating each loan underlying the total return swaps as either a qualifying assets or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 79.3% of the Company's total assets represented qualifying assets as of December 31, 2012.

(h)	A portfolio company domiciled in a foreign country.
(i)	Investments classified as Level 3 whereby fair value was determined by the Company's Board of Directors (see Note 2).
(j)	Position or portion thereof unsettled as of December 31, 2012.
(k)	A portfolio company investment structured as a credit-linked floating rate note.
(l)	7-day effective yield as of December 31, 2012.
(m)
As of December 31, 2012, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $14,999,786; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $8,758,754; the net unrealized appreciation was $6,241,032; the aggregate cost of securities for Federal income tax purposes was $704,629,567.

(n)	Unaudited.
Abbreviations:
DE - Germany
ES - Spain
EUR - Euro; principal amount is denominated in Euros currency. €1 / US $1.320 as of December 31, 2012.
GBP - British Pound Sterling; principal amount is denominated in Pound Sterling. £1 / US $1.624 as of December 31, 2012.
IE - Ireland
L = LIBOR - London Interbank Offered Rate, typically 3-Month
LU - Luxembourg
MX - Mexico
PIK - Payment-in-kind
SE - Sweden
SG - Singapore
UK - United Kingdom
See notes to consolidated financial statements.

  Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments
As of December 31, 2011
Company (b)	Industry (c)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	Principal Amount / No. Shares (m)	Cost (d)	Fair Value	% of Net Assets
Non-Control/Non-Affiliate Investments(a)—163.6%
Alliant Holdings I, Inc.	Insurance	Senior Debt(e)	L + 300		8/21/2014	$85,889	$78,083	$83,689	0.1%
Allison Transmission, Inc.	Automobiles & Components	Senior Debt(e)	L + 250		8/7/2014	7,564	7,018	7,389	0.0%
Ally Financial, Inc.	Banks	Preferred Stocks(e)(f)				5,575	99,595	102,524	0.2%
Amkor Technologies, Inc.	Semiconductors & Semiconductor Equipment	Subordinated Debt(e)(f)	7.38%		5/1/2018	208,000	205,404	212,680	0.3%
Aramark Corp.	Commercial & Professional Services	Subordinated Debt(e)	8.50%		2/1/2015	1,187,000	1,222,134	1,216,675	1.9%
Aspect Software, Inc.	Technology Hardware & Equipment	Subordinated Debt(e)	10.63%		5/15/2017	1,484,000	1,529,365	1,539,650	2.4%
Aspen Dental Management, Inc.	Health Care Equipment & Services	Senior Debt(e)(g)	L + 450	1.50%	10/6/2016	155,886	150,857	151,989	0.2%
Asset Acceptance Capital Corp.	Diversified Financials	Senior Debt(e)(f)(h)	L + 725	1.50%	11/14/2017	480,179	449,331	463,373	0.7%
Associated Materials, LLC	Capital Goods	Senior Debt(e)	9.13%		11/1/2017	13,000	13,184	11,343	0.0%
Avaya, Inc.	Technology Hardware & Equipment	Senior Debt(e)(g) Senior Debt(e)(g)	L + 275 L + 450		10/24/2014 10/26/2017	1,142,373 974,527	1,067,943 883,793	1,095,010 890,474	1.7% 1.4%
							1,951,736	1,985,484	3.0%
Avis Budget Car Rental, LLC	Transportation	Senior Debt(e)(f)	L + 500	1.25%	9/22/2018	276,675	271,282	278,837	0.4%
BJ’s Wholesale Club, Inc.	Food & Staples Retailing	Senior Debt(e)	L + 575	1.25%	9/28/2018	1,113,299	1,093,129	1,118,164	1.7%
Boise Paper Holdings, LLC	Materials	Subordinated Debt(e)(f)	9.00%		11/1/2017	146,000	154,801	156,950	0.2%
Cablevision Systems Corp.	Media	Subordinated Debt(e)(f)	7.75%		4/15/2018	426,000	431,245	451,560	0.7%
Caesars Entertainment Operating Co., Inc.	Consumer Services	Senior Debt(e)(g)	L + 300		1/28/2015	12,797	11,723	11,157	0.0%
		Senior Debt(e)	11.25%		6/1/2017	1,070,000	1,135,422	1,135,537	1.7%
							1,147,145	1,146,694	1.8%
California Pizza Kitchen, Inc.	Food & Staples Retailing	Senior Debt(e)(g)(h)	L + 550	1.25%	7/7/2017	1,068,431	1,023,743	1,041,721	1.6%
Calpine Corp.	Utilities	Senior Debt(e)(f)(g)	L + 325	1.25%	4/1/2018	68,276	65,451	67,090	0.1%
CDW, LLC	Technology Hardware & Equipment	Senior Debt(e)	L + 350		10/10/2014	1,229,473	1,201,984	1,194,316	1.8%
		Subordinated Debt(e)	11.50% CASH		10/12/2015	135,000	142,433	141,750	0.2%
			or 12.50% PIK				1,344,417	1,336,066	2.1%
Cengage Learning Acquisitions, Inc.	Media	Senior Debt(e)(g)	L + 225		7/3/2014	1,954,781	1,624,504	1,670,243	2.6%
Ceridian Corp.	Software & Services	Senior Debt(e)(g)	L + 300		11/10/2014	1,793,378	1,652,772	1,621,330	2.5%
Charter Communications Operating Holdings, LLC	Media	Subordinated Debt(e)(f)	7.25%		10/30/2017	573,000	583,128	603,799	0.9%
CHS / Community Health Systems, Inc.	Health Care Equipment & Services	Subordinated Debt(e)(f)	8.88%		7/15/2015	433,565	439,405	447,656	0.7%
Citco III, Ltd. (IE)(i)	Diversified Financials	Senior Debt(e)(f)(g)	L + 500	1.25%	6/29/2018	17,307	17,349	16,572	0.0%
ClubCorp Club Operations, Inc.	Consumer Services	Senior Debt(e)(g)	L + 450	1.50%	11/30/2016	137,092	129,554	136,864	0.2%
Continental Airlines, Inc.	Transportation	Senior Debt(e)(f)	8.31%		4/2/2018	691,761	686,329	672,738	1.0%
CRC Health Corp.	Health Care Equipment & Services	Senior Debt(e)	L + 450		11/16/2015	973,846	926,057	883,766	1.4%
		Subordinated Debt(e)	10.75%		2/1/2016	1,114,000	1,065,237	1,058,300	1.6%
							1,991,294	1,942,066	3.0%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2011

Company (b)	Industry (c)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	Principal Amount / No. Shares (m)	Cost (d)	Fair Value	% of Net Assets
Cricket Communications, Inc.	Telecommunication Services	Senior Debt(e)(f)	7.75%		5/15/2016	$1,529,000	$1,541,150	$1,578,692	2.4%
Datatel, Inc.	Software & Services	Senior Debt(e) Senior Debt(e) Senior Debt(e)(g)	L + 350 L + 725 L + 525	1.50% 1.50% 1.50%	2/20/2017 2/19/2018 9/15/2018	556,984 150,000 406,204	554,944 153,568 400,111	557,750 150,750 406,840	0.9% 0.2% 0.6%
							1,108,623	1,115,340	1.7%
DineEquity, Inc.	Consumer Services	Senior Debt(e)(f)(g)	L + 300	1.25%	10/19/2017	75,685	72,728	74,791	0.1%
DuPont Fabros Technology, LP	Real Estate	Subordinated Debt(e)(f)	8.50%		12/15/2017	100,000	106,616	107,000	0.2%
E*TRADE Financial Corp.	Diversified Financials	Subordinated Debt(e)(f)	7.88%		12/1/2015	1,269,000	1,264,604	1,275,345	2.0%
Easton-Bell Sports, Inc.	Consumer Durables & Apparel	Senior Debt(e)	9.75%		12/1/2016	1,190,000	1,275,766	1,297,100	2.0%
Education Management, LLC	Consumer Services	Subordinated Debt(e)(f)	8.75%		6/1/2014	1,728,000	1,732,881	1,732,320	2.7%
Emergency Medical Services Corp.	Health Care Equipment & Services	Senior Debt(e)(g)	L + 375	1.50%	5/25/2018	216,967	205,433	211,814	0.3%
Express, LLC / Express Finance Corp.	Retailing	Subordinated Debt(e)(f)	8.75%		3/1/2018	43,000	46,248	46,547	0.1%
Fidelity National Information Services, Inc.	Software & Services	Subordinated Debt(e)(f) Subordinated Debt(e)(f)	7.63% 7.88%		7/15/2017 7/15/2020	46,000 122,000	48,686 130,244	49,795 131,760	0.1% 0.2%
							178,930	181,555	0.3%
Fifth Third Processing Solutions, LLC	Software & Services	Senior Debt(e)(g)	L + 325	1.25%	11/3/2016	61,304	59,554	61,258	0.1%
FTI Consulting, Inc.	Diversified Financials	Subordinated Debt(e)(f)	6.75%		10/1/2020	87,000	86,817	89,827	0.1%
GCI, Inc.	Telecommunication Services	Subordinated Debt(e)	8.63%		11/15/2019	2,294,000	2,438,105	2,434,507	3.7%
General Nutrition Centers, Inc.	Retailing	Senior Debt(e)(f)	L + 300	1.25%	3/2/2018	23,369	23,370	23,029	0.0%
Good Sam Enterprises, LLC	Media	Senior Debt(e)	11.50%		12/1/2016	1,375,000	1,343,093	1,347,500	2.1%
Goodman Global, Inc.	Capital Goods	Senior Debt(e)(g)	L + 700	2.00%	10/30/2017	948,221	952,962	954,541	1.5%
Great Lakes Dredge & Dock Corp.	Capital Goods	Subordinated Debt(e)(f)	7.38%		2/1/2019	96,000	94,738	95,040	0.1%
Guitar Center, Inc.	Retailing	Senior Debt(e)(g)	L + 525		4/9/2017	4,238,739	3,716,872	3,736,449	5.7%
The Gymboree Corp.	Retailing	Senior Debt(e)(g) Subordinated Debt(e)	L + 350 9.13%	1.50%	2/23/2018 12/1/2018	904,502 748,000	847,281 609,721	807,607 654,500	1.2% 1.0%
							1,457,002	1,462,107	2.2%
High Plains Broadcasting Operating Co.	Media	Senior Debt(g)	L + 675	3.00%	9/14/2016	351,687	347,295	349,561	0.5%
HUB International, Ltd.	Insurance	Senior Debt(e)(g)	L + 250	2.00%	6/13/2014	1,134,886	1,088,373	1,089,139	0.5%
		Senior Debt(e)(g)	L + 475		6/13/2014	332,350	332,350	331,283	1.7%
							1,420,723	1,420,422	2.2%
Hubbard Radio, LLC	Media	Senior Debt(e)(g)	L + 375	1.50%	4/28/2017	606,123	601,661	598,359	0.9%
		Senior Debt(e)(g)	L + 725	1.50%	4/30/2018	2,834,070	2,819,267	2,798,644	4.3%
							3,420,928	3,397,003	5.2%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2011

Company (b)	Industry (c)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	Principal Amount / No. Shares (m)	Cost (d)	Fair Value	% of Net Assets
Husky Injection Molding Systems, Ltd. (CA)(i)	Capital Goods	Senior Debt(e)(f)(g)	L + 525	1.25%	6/29/2018	$1,159,646	$1,149,330	$1,159,194	1.8%
Immucor, Inc.	Health Care Equipment & Services	Senior Debt(e)(g)	L + 575	1.50%	8/19/2018	2,528,757	2,533,137	2,547,407	3.9%
Ineos Holdings, Ltd. (UK)(i)	Materials	Subordinated Debt(f)(g) (EUR)	E + 600 PIK	3.00%	6/16/2015	€889,214	$1,109,884	$1,061,432	1.6%
Infor Enterprise Solutions Holdings, Inc.	Software & Services	Senior Debt(e)(g)	L + 575		7/28/2015	$1,610,000	1,541,287	1,521,450	2.3%
Interactive Data Corp.	Diversified Financials	Senior Debt(e)(g)	L + 325	1.25%	2/11/2018	18,262	17,899	18,037	0.0%
iPayment, Inc.	Software & Services	Senior Debt(e)(g)	L + 425	1.50%	5/8/2017	1,953,798	1,931,324	1,932,629	3.0%
		Subordinated Debt(e)(j)	10.25%		5/15/2018	415,000	375,604	390,100	0.6%
							2,306,928	2,322,729	3.6%
IPC Systems, Inc.	Technology Hardware & Equipment	Senior Debt(e)(g)	L + 225		6/2/2014	4,855	4,515	4,535	0.0%
J. Crew Group, Inc.	Retailing	Senior Debt(e)(g)	L + 350	1.25%	3/7/2018	2,765,351	2,588,677	2,604,366	4.0%
		Subordinated Debt(e)	8.13%		3/1/2019	1,026,000	963,411	979,830	1.5%
							3,552,088	3,584,196	5.5%
Jo-Ann Stores, Inc.	Retailing	Senior Debt(e)	L + 350	1.25%	3/16/2018	23,488	23,262	22,453	0.0%
Kinetic Concepts, Inc.	Health Care Equipment & Services	Senior Debt(e)(f)	L + 525	1.25%	11/4/2016	329,847	320,184	329,642	0.5%
		Senior Debt(e)(f)(g)	L + 575	1.25%	5/4/2018	375,178	366,342	379,071	0.6%
							686,526	708,713	1.1%
Lamar Media Corp.	Media	Subordinated Debt(e)(f)	6.63%		8/15/2015	206,000	206,000	210,120	0.3%
Lawson Software, Inc.	Software & Services	Senior Debt(e)	L + 525	1.50%	7/5/2017	1,766,446	1,735,811	1,726,542	2.6%
Local TV Finance, LLC	Media	Senior Debt(e)	L + 200		5/7/2013	370,225	352,992	358,191	0.5%
The Manitowoc Co., Inc.	Capital Goods	Subordinated Debt(e)(f)	9.50%		2/15/2018	21,000	22,983	22,365	0.0%
McJunkin Red Man Corp.	Energy	Senior Debt(e)	9.50%		12/15/2016	3,393,000	3,374,953	3,443,895	5.3%
MedAssets, Inc.	Health Care Equipment & Services	Senior Debt(e)(f)(g)	L + 375	1.50%	11/16/2016	699,792	699,730	698,742	1.1%
		Subordinated Debt(e)(f)	8.00%		11/15/2018	316,000	311,267	309,680	0.5%
							1,010,997	1,008,422	1.5%
MetroPCS Wireless, Inc.	Telecommunication Services	Subordinated Debt(e)(f)	7.88%		9/1/2018	281,000	284,117	284,864	0.4%
Michaels Stores, Inc.	Retailing	Senior Debt(e)	L + 225		10/31/2013	215,942	202,264	212,726	0.3%
		Senior Debt(e)(g)	L + 450		7/31/2016	681,714	667,113	671,659	1.0%
							869,377	884,385	1.4%
Momentive Performance Materials USA, Inc.	Materials	Senior Debt(e)(g)	L + 350		5/5/2015	1,212,164	1,161,622	1,158,623	1.8%
Mondrian Investment Partners, Ltd. (UK)(i)	Diversified Financials	Senior Debt(e)(f)(g)	L + 425	1.25%	7/12/2018	488,020	484,049	488,020	0.7%
Mueller Water Products, Inc.	Capital Goods	Subordinated Debt(e)(f)	7.38%		6/1/2017	1,034,000	871,542	940,940	1.4%
		Subordinated Debt(e)(f)	8.75%		9/1/2020	250,000	253,683	271,562	0.4%
							1,125,225	1,212,502	1.9%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2011

Company (b)	Industry (c)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	Principal Amount / No. Shares (m)	Cost (d)	Fair Value	% of Net Assets
N.E.W. Holdings I, LLC	Software & Services	Senior Debt(e)	L + 425	1.75%	3/23/2016	$8,655	$8,250	$8,407	0.0%
		Subordinated Debt(e)(h)	L + 750	2.00%	3/23/2017	998,480	986,123	963,533	1.5%
							994,373	971,940	1.5%
NBTY, Inc.	Household & Personal Products	Senior Debt(e)(g)	L + 325	1.00%	10/1/2017	26,355	26,031	26,126	0.0%
The Neiman Marcus Group, Inc.	Retailing	Senior Debt(e)	L + 350	1.25%	5/16/2018	188,713	181,660	182,344	0.3%
		Subordinated Debt(e)	10.38%		10/15/2015	1,967,000	2,040,359	2,043,241	3.1%
							2,222,019	2,225,585	3.4%
Nexstar Broadcasting, Inc.	Media	Senior Debt(e)(f)	8.88%		4/15/2017	170,000	177,868	174,250	0.3%
NPC International, Inc.	Consumer Services	Senior Debt(e)(g)	L + 525	1.50%	11/7/2018	1,515,463	1,519,252	1,521,146	2.3%
NuSil Technology, LLC	Materials	Senior Debt(e)(g)	L + 400	1.25%	4/7/2017	25,312	25,312	24,848	0.0%
Nuveen Investments, Inc.	Diversified Financials	Senior Debt(e)(f)	L + 300		11/13/2014	25,629	25,290	24,556	0.0%
		Senior Debt(e)(f)	L + 550		5/13/2017	133,224	130,890	128,395	0.2%
		Senior Debt(e)(f)(g)	L + 600	1.25%	5/13/2017	282,184	276,540	278,891	0.4%
		Subordinated Debt(e)(f)	10.50%		11/15/2015	1,715,000	1,671,568	1,702,137	2.6%
							2,104,288	2,133,979	3.3%
Ocwen Financial Corp.	Banks	Senior Debt(e)(f)(g)	L + 550	1.50%	9/1/2016	1,400,877	1,381,333	1,380,359	2.1%
Penn National Gaming, Inc.	Consumer Services	Subordinated Debt(e)(f)	8.75%		8/15/2019	401,000	432,531	436,087	0.7%
Petco Animal Supplies, Inc.	Retailing	Senior Debt(e)	L + 325	1.25%	11/24/2017	120,101	114,129	117,280	0.2%
Pharmaceutical Product Development, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)(f)(g)	L + 500	1.25%	12/5/2018	808,662	798,202	804,938	1.2%
Pinnacle Entertainment, Inc.	Consumer Services	Subordinated Debt(e)(f)	8.63%		8/1/2017	167,000	176,491	176,602	0.3%
Pinnacle Foods Finance, LLC	Food & Staples Retailing	Senior Debt(e)(g)	L + 250		4/2/2014	547,748	530,579	537,133	0.8%
Realogy Corp.	Real Estate	Senior Debt(e)	L + 425		10/10/2016	1,566,113	1,379,558	1,403,269	2.2%
		Senior Debt(e)	L - 15		10/10/2016	123,163	108,445	110,357	0.2%
							1,488,003	1,513,626	2.3%
Ryerson, Inc.	Materials	Senior Debt(e)(f)	L + 737.5		11/1/2014	98,000	97,346	90,160	0.1%
		Senior Debt(e)(f)	12.00%		11/1/2015	44,000	46,519	44,440	0.1%
							143,865	134,600	0.2%
Sabre, Inc.	Transportation	Senior Debt(e)(g)	L + 200		9/30/2014	3,257,513	2,788,750	2,704,632	4.2%
SandRidge Energy, Inc.	Energy	Subordinated Debt(e)(f)	L + 362.5		4/1/2014	23,000	22,952	22,352	0.0%
Scitor Corp.	Capital Goods	Senior Debt(e)(g)	L + 350	1.50%	2/15/2017	23,310	23,255	22,203	0.0%
Sedgwick Claims Management Services Holdings, Inc.	Insurance	Senior Debt(e)(g)(h)	L + 350	1.50%	12/31/2016	113,219	107,480	111,662	0.2%
		Senior Debt(e)(h)	L + 750	1.50%	5/30/2017	907,195	882,412	898,123	1.4%
							989,892	1,009,785	1.5%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2011

Company (b)	Industry (c)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	Principal Amount / No. Shares (m)	Cost (d)	Fair Value	% of Net Assets
Sheridan Holdings, Inc.	Health Care Equipment & Services	Senior Debt(e)(g)	L + 225		6/13/2014	$348,178	$321,180	$329,899	0.5%
The SI Organization, Inc.	Capital Goods	Senior Debt(e)(g)	L + 325	1.25%	11/22/2016	187,907	175,980	177,572	0.3%
Sinclair Television Group, Inc.	Media	Subordinated Debt(e)(f)	8.38%		10/15/2018	27,000	28,364	27,877	0.0%
Skilled Healthcare Group, Inc.	Health Care Equipment & Services	Senior Debt(e)(f)(g)	L + 375	1.50%	4/9/2016	16,179	15,723	15,125	0.0%
SNL Financial, LC	Commercial & Professional Services	Senior Debt(e)(g)(h)	L + 700	1.50%	8/17/2018	709,520	712,180	707,746	1.1%
Solutia, Inc.	Materials	Subordinated Debt(e)(f)	7.88%		3/15/2020	120,000	126,355	130,500	0.2%
The Sports Authority, Inc.	Retailing	Senior Debt(e)(g)	L + 600	1.50%	11/16/2017	1,413,097	1,366,092	1,367,171	2.1%
Springleaf Financial Funding Co.	Diversified Financials	Senior Debt(e)(f)(g)	L + 425	1.25%	5/10/2017	2,551,580	2,275,043	2,230,502	3.4%
Sprint Nextel Corp.	Telecommunication Services	Subordinated Debt(e)(f)	8.38%		8/15/2017	664,000	574,028	595,110	0.9%
SSI Investments II, Ltd.	Software & Services	Subordinated Debt(e)	11.13%		6/1/2018	1,422,000	1,512,863	1,503,765	2.3%
Symphony / IRI Group, Inc.	Commercial & Professional Services	Senior Debt(e)(g)	L + 375	1.25%	12/1/2017	20,023	19,610	19,914	0.0%
The TelX Group, Inc.	Telecommunication Services	Senior Debt(e)(g)	L + 650	1.25%	9/25/2017	333,726	314,266	333,726	0.5%
TowerCo Finance, LLC	Real Estate	Senior Debt	L + 375	1.50%	2/2/2017	30,333	29,710	30,345	0.0%
TransUnion, LLC	Diversified Financials	Subordinated Debt(e)	11.38%		6/15/2018	1,403,000	1,559,885	1,602,927	2.5%
Triple Point Technology, Inc.	Software & Services	Senior Debt(e)	L + 650	1.50%	10/27/2017	200,566	192,696	201,067	0.3%
Univar, Inc.	Materials	Senior Debt(e)(g)	L + 350	1.50%	6/30/2017	962,906	933,677	931,010	1.4%
Vision Solutions, Inc.	Commercial & Professional Services	Senior Debt(e)(h)	L + 450	1.50%	7/23/2016	1,443,750	1,427,658	1,429,312	2.2%
VWR Funding, Inc.	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt(e)(g)	L + 250		6/30/2014	147,590	136,713	140,358	0.2%
		Subordinated Debt(e)	10.25% CASH or		7/15/2015	3,051,000	3,155,464	3,150,157	4.8%
			11.25% PIK				3,292,177	3,290,515	5.0%
Warner Chilcott Co., LLC	Pharmaceuticals, Biotechnology & Life Sciences	Subordinated Debt(e)(f)	7.75%		9/15/2018	1,225,000	1,218,819	1,251,031	1.9%
West Corp.	Software & Services	Senior Debt	L + 425		7/15/2016	5,000	4,846	4,979	0.0%
		Subordinated Debt(e)(g)	7.88%		1/15/2019	1,743,000	1,730,393	1,729,927	2.7%
		Subordinated Debt(e)	8.63%		10/1/2018	2,600,000	2,646,996	2,626,000	4.0%
							4,382,235	4,360,906	6.7%
Wm. Bolthouse Farms, Inc.	Food, Beverage & Tobacco	Senior Debt(e)	L + 750	2.00%	8/11/2016	500,000	499,608	498,905	0.8%
Zayo Group, LLC	Telecommunication Services	Senior Debt(e)(g)	L + 550	1.50%	12/1/2016	2,749,427	2,715,285	2,740,835	4.2%
		Senior Debt(e)(g)	10.25%		3/15/2017	1,549,000	1,649,012	1,653,557	2.5%
							4,364,297	4,394,392	6.7%

See notes to consolidated financial statements.

Corporate Capital Trust, Inc. and Subsidiaries
Consolidated Schedule of Investments (continued)
As of December 31, 2011

Company (b)	Industry (c)	Investments	Interest Rate	EURIBOR/ LIBOR Floor	Maturity Date	Principal Amount / No. Shares (m)	Cost (d)	Fair Value	% of Net Assets
Total Non-Control/Non-Affiliate Investments							$106,111,246	$106,589,757	163.6%
Short Term Investments—11.8%
Goldman Sachs Financial Square Funds - Prime Obligations Fund		Short Term Investments(e)	0.11%(k)		NA	6,541,055	6,541,055	6,541,055	10.0%
State Street Institutional Liquid Reserves Fund		Short Term Investments	0.15%(k)		NA	1,173,697	1,173,697	1,173,697	1.8%
Total Short Term Investments							7,714,752	7,714,752	11.8%
TOTAL INVESTMENTS —175.4%(l)							$113,825,998	114,304,509	175.4%
LIABILITIES IN EXCESS OF OTHER ASSETS—(75.4%)								(49,141,780)	-75.4%
NET ASSETS—100.0%								$65,162,729	100.0%
(a)
Non-Control/Non-Affiliate investments are defined by the Investment Company Act of 1940, as amended (“1940 Act”) as investments that are neither Control Investments nor Affiliate Investments. Controlled investments are defined by the 1940 Act as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained. Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned and the investments are not classified as Controlled investments.

(b)	Security may be an obligation of one or more entities affiliated with the named company.
(c)	Unaudited.
(d)	Represents amortized cost for debt securities and cost for preferred stock.
(e)	Security or portion thereof held within CCT Funding, LLC and is pledged as collateral supporting the amounts outstanding under the revolving credit facility with Deutsche Bank.
(f)
The investment is not a qualifying asset under the Investment Company Act of 1940, as amended, or the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. As of December 31, 2011, 71.6% of the Company’s total assets represented qualifying assets.

(g)	Position or portion thereof unsettled as of December 31, 2011.
(h)	Fair value was determined by the Company’s Board of Directors (see Note 2).
(i)	A portfolio company domiciled in a foreign country.
(j)
This security was acquired in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A thereunder. This security may be resold only in transactions that are exempt from the registration requirements of the Securities Act, normally to qualified institutional buyers.

(k)	7-day effective yield as of December 31, 2011.
(l)
As of December 31, 2011, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $971,241; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $492,730; the net unrealized appreciation was $478,511; the aggregate cost of securities for Federal income tax purposes was $113,825,998.

(m)	Denominated in U.S. Dollars unless otherwise noted.
Abbreviations:
CA - Canada
EUR - Euros; principal amount is denominated in Euros currency
E = EURIBOR - Euro Interbank Offered Rate
IE - Ireland
L = LIBOR - London Interbank Offered Rate, typically 3-month rate
PIK - Payment-in-kind
UK - United Kingdom
See notes to consolidated financial statements.

CORPORATE CAPITAL TRUST, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Principal Business and Organization

Corporate Capital Trust, Inc. (the “Company”) was incorporated under the general corporation laws of the State of Maryland on June 9, 2010. The Company is a non-diversified closed-end management investment company and it is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “40 Act”). The Company’s investment objective is to provide its shareholders with current income and, to a lesser extent, long-term capital appreciation, by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of its advisors.

The Company is externally managed by CNL Fund Advisors Company (“CNL”) and KKR Asset Management LLC (“KKR”) (collectively the “Advisors”), which are responsible for sourcing potential investments, analyzing and conducting due diligence on prospective investment opportunities, structuring investments and monitoring the Company’s investment portfolio on an ongoing basis. Both Advisors are registered as investment advisers with the Securities and Exchange Commission (“SEC”). CNL also provides the administrative services necessary for the Company to operate.

The Company is currently selling shares of its common stock pursuant to a registration statement on Form N-2 (as amended and supplemented, the “Registration Statement”) and it is offering to sell, on a continuous basis, 150 million shares of common stock for approximately $1.6 billion (the “Offering”). The Registration Statement was declared effective by the SEC on April 4, 2011 and the Company commenced its Offering. The Company commenced business operations on June 17, 2011 and it commenced investment operations on July 1, 2011.

As of December 31, 2012, the Company had two wholly owned financing subsidiaries, CCT Funding LLC (“CCT Funding”), which was established on July 15, 2011 for the purpose of arranging a secured, revolving credit facility with a bank and to borrow money to invest in portfolio companies, and Halifax Funding LLC (“Halifax Funding”), which was established on October 11, 2012 for the purpose of entering into total return swaps (“TRS”).

2.	Significant Accounting Policies

Basis of Presentation and Principles of Consolidation - The accompanying financial statements of the Company are prepared in accordance with the instructions to Form 10-K and accounting principles generally accepted in the United States of America (“GAAP”). The Company consolidates the results of the Company’s subsidiaries in its consolidated financial statements. All intercompany account balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the consolidated financial statements, (ii) the reported amounts of income and expenses during the reported period and (iii) disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits, foreign currency, and highly liquid investments with original maturities of three months or less.

Valuation of Investments - The Company measures the value of its investments in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board (“FASB”). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to the Company’s portfolio investments for which market quotations are not readily available, the Company’s board of directors is responsible for determining in good faith the fair value in accordance with the valuation policy approved by the board of directors. The board of directors will make this fair value determination on a quarterly basis and any other time when a decision regarding the fair value of the portfolio investments is required. A determination of fair value involves subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of portfolio investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

ASC Topic 820 also defines hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and the hierarchical levels are described as follows:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities, debt securities and publicly listed derivatives are generally included in Level 1. The Company does not adjust the quoted price for these investments. The Company’s money market fund/short term investment funds and foreign currency are included in this category.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from orderly transactions for similar investments in active markets between market participants and provided by reputable dealers or independent pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments generally included in this category are corporate bonds and loans, convertible debt indexed to publicly listed securities, foreign currency forward contracts and certain over-the-counter derivatives.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments generally included in this category are total return swap agreements, and corporate bonds/loans and common stock investments that lack observable market pricing.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and it considers factors specific to the investment.

Security Transactions, Realized/Unrealized Gains or Losses, and Income Recognition - Security transactions are recorded on a trade-date basis. The Company measures realized gains or losses from the repayment or sale of investments using the specific identification method. The amortized cost basis of investments includes (i) the original cost and (ii) adjustments for the accretion/amortization of market discounts and premiums, original issue discount and loan origination fees. The Company reports changes in fair value of investments that are measured at fair value as a component of net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations.

Interest income is recorded on an accrual basis and includes amortization of premiums to par value and accretion of discounts to par value. Discounts and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. Premiums and discounts are determined based on the cash flows expected to be collected for a particular investment. Structuring service fees, origination, closing, commitment and other upfront fees are generally non-recurring and recognized as revenue when earned. Loan origination fees received in connection with the closing of investments are accreted over the contractual life of the loan based on the effective interest method as interest income. Upon prepayment of a loan or debt security, any prepayment penalties, unamortized loan origination fees, unamortized original issue discount, and unamortized market discounts are recorded as interest income.

The Company has investments in debt securities which contain a contractual payment-in-kind, or PIK, interest provision. If the borrower elects to pay, or is obligated to pay, PIK interest, and if deemed collectible in management’s judgment, then the PIK interest is computed at the contractual rate specified in the investment’s credit agreement, the computed PIK interest is added to the principal balance of the investment, and the computed PIK interest is recorded as interest income.

Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

Loans or debt securities are placed on non-accrual status when principal or interest payments are at least 90 days past due or when there is reasonable doubt that principal or interest will be collected. Generally, accrued interest is reversed when a loan or a debt security is placed on non-accrual status. Interest payments received on non-accrual loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans and debt securities are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current. The Company may make exceptions to this treatment if the loan has sufficient collateral value and is in the process of collection.

Derivative Instruments - The Company’s derivative instruments include foreign currency forward contracts and total return swaps. The Company marks its derivatives to market through net change in unrealized appreciation (depreciation) on derivative instruments in the consolidated statements of operations.

Deferred Financing Costs - Deferred financing costs represent fees and other direct costs incurred in connection with arranging the Company’s borrowings and the TRS. These amounts are initially recorded as prepaid and deferred expenses on the consolidated statements of assets and liabilities and then subsequently amortized over the contractual term of the credit facility or TRS as interest expense.

Paid In Capital - The Company records the proceeds from the sale of its common stock on a net basis to (i) capital stock and (ii) paid in capital in excess of par value, excluding all commissions and marketing support fees.

Foreign Currency Translation, Transactions and Gains/Losses - Foreign currency amounts are translated into U.S. dollars on the following basis: (i) at the exchange rate on the last business day of the reporting period for the fair value of investment securities, other assets and liabilities; and (ii) at the rates of exchange prevailing on the respective recording dates for the purchase and sale of investment securities, income, expenses, gains and losses.

Net assets and fair values are presented based on the applicable foreign exchange rates described above and the Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair values of investments held; therefore the fluctuations related to foreign exchange rate conversion are included with the net realized gain (loss) and unrealized appreciation (depreciation) on investments.

Net realized foreign exchange gains or losses arise from activity in foreign currency forward contracts, sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded by the Company and the U.S. dollar equivalent of the amounts actually received or paid by the Company. Unrealized appreciation (depreciation) from currency translation for foreign currency forward contracts is included in net change in unrealized appreciation (depreciation) on derivative instruments on the consolidated statements of operations. Unrealized appreciation (depreciation) from foreign currency translation for other receivables or payables is presented as net change in unrealized appreciation (depreciation) on foreign currency translation in the consolidated statements of operations. Unrealized appreciation (depreciation) on foreign currency forward contracts is included with unrealized appreciation (depreciation) on derivative instruments on the consolidated statements of assets and liabilities.

Management Fees - The Company accrues for the base management fee (recorded as investment advisory fees) and performance-based incentive fees, including (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. The Company records the liability for the incentive fee on capital gains based on a hypothetical liquidation of its investment portfolio at the end of each reporting period. Therefore the accrual for incentive fee on capital gains includes the recognition of incentive fee on both net realized gains and net unrealized appreciation, if any, although any such incentive fee associated with net unrealized appreciation is neither earned nor payable to the Advisors until net unrealized appreciation is realized as net realized gains. Additionally the determination of whether the accrued incentive fee associated with net realized gains is earned and payable to the Advisors can only be made at the end of the calendar year. The two components of performance-based incentive fees are combined and expensed on the consolidated statements of operations and accrued on the consolidated statements of assets and liabilities as accrued performance-based incentive fees.

Organization and Offering Expenses - Organization expenses, including reimbursement payments to Advisors, are expensed on the Company’s consolidated statements of operations. Continuous offering expenses, including reimbursement payments to Advisors, but excluding commission and marketing support fees, are accumulated monthly and capitalized on the consolidated statements of assets and liabilities as deferred offering expenses and then subsequently expensed over a 12-month period.

Earnings per Share - Earnings per share is calculated based upon the daily weighted average number of shares of common stock outstanding during the reporting period.

Dividends and Distributions - Dividends and distributions are declared by the Company’s board of directors each calendar quarter and recognized as distribution liabilities on the ex-dividend date. The ex-dividend date for the Company’s common stock is the same as the record date. Net realized gains, if any, generally are distributed at least annually, although the Company may decide to retain such net realized gains for investment.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Shareholders who have elected to participate in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares of common stock at a price per share equivalent to the public offering price on the distribution payment date, net of commissions and marketing support fees.

Federal Income Taxes - The Company has elected to be treated for federal income tax purposes, and intends to maintain its qualification as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code (the “Code”). Generally, a RIC is not subject to federal income taxes on distributed income and gains if it distributes at least 90% of “Investment Company Taxable Income,” as defined in the Code. The Company intends to distribute sufficient dividends to maintain its RIC status each year and it does not anticipate paying a material level of federal income taxes in the future.

The Company is also generally subject to nondeductible federal excise taxes if it does not distribute an amount at least equal to the sum (i) 98% of net ordinary income, (ii) 98.2% of the Company’s capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which the Company paid no federal income tax. The Company, at its discretion, may carry forward taxable income in excess of calendar year distributions and pay a 4% excise tax on this excess taxable income.

The Company recognizes in its consolidated financial statements the effect of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes – Overall –Recognition, nor did it have any unrecognized tax benefits as of the periods presented herein. Although the Company files federal and state tax returns, its major tax jurisdiction is federal.

Book and tax basis differences relating to permanent book and tax differences are reclassified among the Company’s capital accounts, as appropriate. Additionally, the tax character of distributions is determined in accordance with the Code which may differ from GAAP. See Note 13 to the consolidated financial statements.

Prior to the Company’s election for tax treatment as a RIC, it was subject to corporate federal and state income taxes on its taxable income. The Company did not have taxable income prior to the RIC election in 2011.

Recent Accounting Pronouncements - In January 2013, the FASB clarified the scope of offsetting disclosure requirements which require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The guidance is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective disclosures required for all comparative periods presented. The Company does not expect the guidance to have a material impact on its consolidated financial statements.

3.	Investments

The Company is engaged in a strategy to invest primarily in the debt of privately owned U.S. companies. The primary investment concentrations include (i) senior debt securities and (ii) subordinated debt securities. The fair value of senior and subordinated debt investments will generally fluctuate with, among other things, changes in prevailing interest rates, the general supply of, and demand for, debt capital among private and public companies, general domestic and global economic conditions, the condition of certain financial markets, developments or trends in any particular industry and changes in the financial condition and credit quality of each security’s issuer.

Investment purchases, sales and principal payments/paydowns are summarized below for the years ended December 31, 2012 and 2011. These purchase and sale amounts exclude short-term investments (i.e. money market fund investments) and derivative instruments.

	Year Ended December 31, 2012	Year Ended December 31, 2011
Investment purchases, at cost	$991,951,587	$106,811,148
Investment sales, proceeds	358,597,920	481,516
Principal payments/paydown proceeds	51,931,990	—

The Company’s investment portfolio may contain loans that are in the form of lines of credit, unfunded delayed draw loan commitments, or revolving credit facilities, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2012, the Company had two unfunded delayed draw loan commitments that amounted to $1,012,317. The Company maintains sufficient cash on hand to fund such unfunded loan commitments should the need arise.

As of December 31, 2012, none of the Company’s debt investments were on non-accrual status or in monetary default.

As of December 31, 2012, the Company’s investment portfolio consisted of the following:

Asset Category	Cost	Fair Value	Percentage of Portfolio	Percentage of Net Assets
Senior debt securities	$519,196,084	$522,442,812	74.9%	85.4%
Subordinated debt securities	166,981,595	169,788,339	24.3	27.8
Total debt securities	686,177,679	692,231,151	99.2	113.2
Common stock	448,908	453,397	0.1	0.1
Preferred Stock	4,800,812	4,983,883	0.7	0.8
Total equity securities	5,249,720	5,437,280	0.8	0.9
Subtotal	691,427,399	697,668,431	100.0%	114.1
Short term investments	13,202,168	13,202,168		2.2
Total investments	$704,629,567	$710,870,599		116.3%

As of December 31, 2011, the Company’s investment portfolio consisted of the following:

Asset Category	Cost	Fair Value	Percentage of Portfolio	Percentage of Net Assets
Senior debt securities	$71,398,157	$71,609,433	67.2%	109.9%
Subordinated debt securities	34,613,494	34,877,800	32.7	53.5
Total debt securities	106,011,651	106,487,233	99.9	163.4
Preferred stock	99,595	102,524	0.1	0.2
Subtotal	106,111,246	106,589,757	100.0%	163.6
Short term investments	7,714,752	7,714,752		11.8
Total investments	$113,825,998	$114,304,509		175.4%

The industry composition, geographic dispersion, and local currencies of the Company’s investment portfolio at fair value, excluding short-term investments and derivative instruments, as of December 31, 2012 and December 31, 2011 was as follows:

Industry Composition	December 31, 2012	December 31, 2011
Capital Goods	13.7%	3.4%
Media	11.0	8.1
Materials	9.9	3.4
Retailing	9.2	12.6
Software & Services	9.1	14.6
Technology Hardware & Equipment	7.8	4.6
Insurance	6.2	2.4
Health Care Equipment & Services	6.2	6.9
Telecommunication Services	4.1	9.0
Consumer Services	3.7	4.9
Commercial & Professional Services	3.4	3.2
Remaining Industries	15.7	26.9
Total	100.0%	100.0%

Geographic Dispersion (1)
United States	94.4%	97.4%
United Kingdom	2.2	1.5
Luxembourg	1.3	—
Singapore	0.5	—
Mexico	0.5	—
Canada	—	1.1
Germany	0.5	—
Spain	0.2	—
Remaining Countries	0.4	<0.1
Total	100.0%	100.0%

Local Currency
U.S. Dollar	97.3%	99.0%
Euro	1.7	1.0
British Pound Sterling	1.0	—
Total	100.0%	100.0%

(1) The geographic dispersion is determined by the portfolio company’s country of domicile.

During the year ended December 31, 2012, the Company did not hold any non-controlled investments where it owned 5% or more of a portfolio company’s outstanding voting securities as investments in “affiliated” companies. In addition, the Company did not hold any investments in “controlled” companies where it owned more than 25% of a portfolio company’s outstanding voting securities.

4.	Derivative Instruments

The following is a summary of the fair value and location of the Company’s derivative instruments on the consolidated statements of assets and liabilities:

		December 31, 2012
Derivative Instrument	Statement Location	Fair Value
Foreign currency forward contracts	Unrealized appreciation (depreciation) on derivative instruments	$(146,928)
TRS	Unrealized appreciation on derivative instruments	1,349,246
		$1,202,318

Realized and unrealized gains and losses on derivative instruments recorded by the Company for the year ended December 31, 2012 are in the following location on the consolidated statements of operations:

		December 31, 2012
Derivative Instrument	Statement Location	Realized Gain (Loss)
Foreign currency forward contracts	Net realized loss on derivative instruments	$(432,972)

		Unrealized Gain (Loss)
Foreign currency forward contracts	Net change in unrealized appreciation on derivative instruments	(146,928)
TRS	Net change in unrealized appreciation on derivative instruments	1,349,246
		$1,202,318

Foreign Currency Forward Contracts:

The Company may enter into foreign currency forward contracts from time to time to facilitate settlement of purchases and sales of investments denominated in foreign currencies and to economically hedge the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies. A foreign currency forward contract is a commitment to purchase or sell a foreign currency at a future date (usually the security transaction settlement date) at a negotiated forward rate. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market exchange rate as unrealized appreciation or depreciation. Realized gains or losses are recognized when forward contracts are settled. Risks may arise as a result of the potential inability of the counterparties to meet the terms of their contracts; the Company attempts to limit counterparty risk by only dealing with creditworthy counterparties.

There were no open foreign currency forward contracts at December 31, 2011. At December 31, 2012, the details of the Company’s open foreign currency forward contracts were as follows:

Foreign Currency	Settlement Date	Amount and Transaction		US$ Value at Settlement Date	US$ Value at December 31, 2012	Unrealized Appreciation/ (Depreciation)
EUR	Jan. 3, 2013		€2,300,000 Sold	$2,917,964	$3,035,887	$(117,923)
EUR	Jan. 31, 2013		€6,241,682 Sold	8,249,319	8,240,679	8,640
GBP	Jan. 18, 2013	₤	4,255,000 Sold	6,874,110	6,911,755	(37,645)
Total				$18,041,393	$18,188,321	$(146,928)

Total Return Swaps:

On November 15, 2012, Halifax Funding entered into the TRS with the Bank of Nova Scotia (“BNS”).

The TRS arrangement with BNS consists of a set of TRS agreements. Pursuant to the terms of the TRS, Halifax Funding may select a portfolio of single-name corporate loans and/or bonds (each a “TRS reference asset” and together the “TRS reference assets”) with a maximum aggregate notional amount of $500,000,000. Under the terms of the TRS, each reference asset included in the TRS portfolio constitutes a separate total return swap transaction, although all calculations, payments and transfers required to be made under the TRS are calculated and treated on an aggregate basis, based upon all such transactions.

Halifax Funding receives quarterly from BNS i) all collected interest and fees generated by the TRS reference assets and ii) realized gains, if any. Halifax Funding pays to BNS i) interest on the TRS settled notional amount at a rate equal to the three-month LIBOR+0.80% per annum if the initial investment amount (i.e. posted collateral) equals or exceeds 50% of the TRS trade basis notional amount, or three-month LIBOR+1.00% if the initial investment amount is less than 50% of the TRS trade basis notional amount and ii) realized losses, if any. In addition, upon the termination, sale or repayment of any reference asset, Halifax Funding will either receive from BNS the net realized gain in the value, or pay to BNS any net realized loss in the value of the portfolio of TRS reference assets.

Generally, the required collateral amount is at least 40% of the notional amount of each TRS reference asset at the time that such TRS reference asset is confirmed for inclusion as a TRS reference asset by the counterparty. Halifax Funding may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the reference assets after such value decreases below a specified amount. The minimum additional TRS cash collateral that Halifax Funding is required to post is equal to the amount required to ensure that the collateral market value, as solely determined by BNS, is at least equal to 25% of the value of the portfolio of TRS reference assets.

The obligations of Halifax Funding under the TRS agreements are non-recourse to the Company and the Company’s exposure to the TRS is limited to the amount of cash collateral that is posted pursuant to the terms of the TRS agreement. The Company has no contractual obligation to post any cash collateral or to make any interest payments to BNS. The Company may, but is not obligated to, increase its equity investment in Halifax Funding for the purpose of funding additional cash collateral or payment obligations for which Halifax Funding may become obligated during the term of the TRS agreements. If the Company does not make any such additional equity investment in Halifax Funding and Halifax Funding fails to meet its obligations under the TRS agreements, then BNS will have the right to terminate the TRS and use the cash collateral posted by Halifax Funding with the custodian to offset any amount owed to BNS. In the event of an early termination of the TRS, Halifax Funding would be required to pay an early termination fee. In the absence of an early termination as described above, the TRS will terminate on January 15, 2016. The Company may terminate the TRS at any time upon providing at least 30 days’ notice prior to the proposed settlement date of the reference assets related to such termination.

Realized gains and losses on the TRS are composed of any gains or losses on the reference assets as well as the net interest received or paid on the quarterly TRS settlement date. Unrealized gains and losses on the TRS are composed of the net accrued interest income and accrued interest expense owed and the overall change in fair value of the reference assets. The fair value of the TRS is included in unrealized appreciation on derivative instruments on the consolidated statements of assets and liabilities. The change in value of the TRS is included in the consolidated statements of operations as net change in unrealized appreciation on derivative instruments.

As of December 31, 2012, Halifax Funding had selected 54 underlying loans with a total notional amount of $164,011,774 and had posted $87,974,019 in cash collateral (of which only $65,604,709 was required to be posted), which is reflected in cash collateral on deposit with custodian on the consolidated statements of assets and liabilities. The settled notional amount as of December 31, 2012 was $105,013,915. During the year ended December 31, 2012, the Company and it wholly subsidiary CCT Funding sold $113,951,381 of loans at market prices to BNS in connection with the selection and acquisition of TRS reference assets.

The following table summarizes the fair value components of the portfolio of TRS reference assets as of December 31, 2012, as determined by the Company’s board of directors:

December 31, 2012
Spread interest income	$938,085
Net realized loss	(345,303)
Unrealized appreciation of reference assets	756,464
Total fair value	$1,349,246

The following is a summary of the TRS reference assets as of December 31, 2012:

Company (a)	Industry	Investment	Interest Rate	LIBOR Floor	Maturity Date	Notional Amount	Fair Value	Unrealized Appreciation (Depreciation)
Block Communications, Inc.	Media	Subordinated Debt	7.250%		2/1/2020	$114,480	$114,345	$(135)
California Pizza Kitchen, Inc.	Food & Staples Retailing	Senior Debt	L+550	1.25%	7/7/2017	4,262,610	4,241,136	(21,474)
Camp International Holding Co.	Software & Services	Senior Debt	L+400	1.25%	5/31/2019	2,173,058	2,171,980	(1,078)
Catalina Marketing Corp.	Media	Subordinated Debt	10.500%		10/1/2015	7,000,000	6,871,323	(128,677)
CCC Information Services, Inc.	Software & Services	Senior Debt (c)	L+470	1.25%	12/14/2019	1,510,518	1,521,266	10,748
Charter Communications Operating, LLC	Media	Subordinated Debt (b)	7.250%		10/30/2017	625,286	622,421	(2,865)
CHG Companies, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+375	1.25%	11/19/2019	6,912,675	6,970,839	58,164
Clear Channel Communications, Inc.	Media	Subordinated Debt (b)	6.500%		11/15/2022	2,237,153	2,342,578	105,425
Clear Channel Communications, Inc.	Media	Subordinated Debt (b)	6.500%		11/15/2022	6,110,822	6,411,284	300,462
Continental Airlines, Inc.	Transportation	Senior Debt (b)	8.307%		10/2/2019	605,308	569,131	(36,177)
First American Payment Systems, LP	Software & Services	Senior Debt	L+450	1.25%	10/12/2018	8,951,140	8,913,603	(37,537)
FleetPride Corp.	Capital Goods	Senior Debt (c)	L+400	1.25%	11/19/2019	4,521,864	4,517,596	(4,268)
Fly Leasing, Ltd.	Transportation	Senior Debt (b)(c)	L+450	1.25%	8/8/2018	4,193,364	4,176,908	(16,456)
GCI Inc.	Telecommunication Services	Subordinated Debt	6.750%		6/1/2021	6,643,615	6,576,845	(66,770)
Gymboree Corporation	Retailing	Senior Debt	L+350	1.50%	2/23/2018	4,097,160	3,885,421	(211,739)
Hamilton Sundstrand Industrial	Capital Goods	Senior Debt	L+375	1.25%	12/13/2019	7,920,000	8,060,000	140,000
Heartland Dental Care	Pharmaceuticals, Biotechnology & Life Sciences	Senior Debt (c)	L+500	1.25%	12/21/2018	4,202,808	4,202,808	—
Hilcorp Energy I LP	Energy	Subordinated Debt (b)	8.000%		2/15/2020	1,816,605	1,808,310	(8,295)
Hubbard Radio, LLC	Media	Senior Debt (c)	L+375	1.50%	4/28/2017	493,735	494,963	1,228
Husky Injection Molding Systems, Ltd.	Capital Goods	Senior Debt (b)(c)	L+450	1.25%	7/2/2018	1,255,775	1,248,913	(6,862)
Immucor, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+450	1.25%	8/19/2018	47,868	47,878	10
IPC Systems, Inc.	Technology Hardware & Equipment	Senior Debt	L+650		7/31/2017	3,951,390	3,897,764	(53,626)
Jo-Ann Stores, Inc.	Retailing	Senior Debt (c)	L+350	1.25%	3/16/2018	22,847	22,827	(20)
Kinetic Concepts, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+425	1.25%	5/4/2018	1,971,180	1,971,209	29
Kinetic Concepts, Inc.	Health Care Equipment & Services	Senior Debt (c)	L+375	1.25%	11/4/2016	1,312,798	1,312,321	(477)
Local TV Finance, LLC	Media	Senior Debt (c)	L+400		5/7/2015	371,846	370,317	(1,529)
Lord & Taylor Holdings, LLC	Retailing	Senior Debt (c)	L+450	1.25%	1/11/2019	33,748	33,633	(115)
MedAssets, Inc.	Health Care Equipment & Services	Senior Debt (b)	L+275	1.25%	12/13/2019	2,340,811	2,346,693	5,882
MGM Resorts International	Consumer Services	Senior Debt (b)	L+325	1.00%	12/20/2019	7,231,413	7,340,429	109,016
Misys PLC	Software & Services	Senior Debt (b)	12.000%		6/12/2019	5,981,728	5,979,313	(2,415)
NPC International, Inc.	Consumer Services	Senior Debt (c)	L+325	1.25%	12/28/2018	1,636,027	1,623,924	(12,103)
NuSil Technology LLC	Materials	Senior Debt (c)	L+375	1.25%	4/7/2017	502,540	501,129	(1,411)
Nuveen Investments, Inc.	Diversified Financials	Senior Debt (b)(c)	L+550		5/13/2017	7,058,793	7,065,412	6,619
Nuveen Investments, Inc.	Diversified Financials	Senior Debt (b)	L+600	1.25%	5/13/2017	284,653	282,819	(1,834)
Nuveen Investments, Inc.	Diversified Financials	Senior Debt (b)	L+550		5/13/2017	25,646	25,719	73
PQ Corp.	Materials	Senior Debt	L+425	1.25%	5/8/2017	5,582,056	5,587,953	5,897
PVH Corp.	Consumer Durables & Apparel	Senior Debt (b)(c)	L+250	0.75%	12/19/2019	1,472,790	1,487,592	14,802
RedPrairie Corp.	Software & Services	Senior Debt (c)	L+550	1.25%	12/21/2018	1,078,000	1,096,857	18,857
Roofing Supply Group, LLC	Retailing	Senior Debt (c)	L+375	1.25%	5/31/2019	89,662	89,699	37
Sabre, Inc.	Transportation	Senior Debt (c)	L+575		12/29/2017	4,398,657	4,397,084	(1,573)
Sabre, Inc.	Transportation	Senior Debt (c)	L+600	1.25%	12/29/2017	2,212,085	2,211,865	(220)
Savers, Inc.	Retailing	Senior Debt (c)	L+375	1.25%	7/9/2019	204,618	204,681	63
Scitor Corp.	Capital Goods	Senior Debt (c)	L+350	1.50%	2/15/2017	21,713	21,761	48
SGS International, Inc.	Media	Senior Debt	L+375	1.25%	10/17/2019	5,515,510	5,543,226	27,716
Skilled Healthcare Group, Inc.	Health Care Equipment & Services	Senior Debt (b)	L+525	1.50%	4/9/2016	14,806	14,738	(68)
Spectrum Brands, Inc.	Household & Personal Products	Senior Debt (b)	L+325	1.25%	12/17/2019	1,525,129	1,551,848	26,719
Tempur-Pedic International, Inc.	Commercial & Professional Services	Senior Debt (b)(c)	L+400	1.00%	11/14/2019	6,852,112	7,000,436	148,324
Terex Corp.	Capital Goods	Subordinated Debt (b)	6.000%		5/15/2021	4,626,000	4,857,300	231,300
The TelX Group, Inc.	Telecommunication Services	Senior Debt (c)	L+500	1.25%	9/23/2017	7,018,541	6,998,936	(19,605)
Tomkins Air Distribution	Capital Goods	Senior Debt	L+375	1.25%	11/9/2018	5,949,104	6,058,021	108,917
USI Holdings Corp.	Insurance	Subordinated Debt	7.750%		1/15/2021	1,076,000	1,062,550	(13,450)
USI Holdings Corp.	Insurance	Senior Debt (c)	L+400	1.25%	12/27/2019	1,918,906	1,940,121	21,215
West Corp.	Software & Services	Subordinated Debt	8.625%		10/1/2018	6,029,800	6,095,500	65,700
West Corp.	Software & Services	Senior Debt (c)	L+425	1.25%	7/15/2016	5,021	5,013	(8)
						$164,011,774	$164,768,238	$756,464

(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act.
(c)	Reference asset position or portion thereof unsettled as of December 31, 2012.

5.	Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy as follows as of December 31, 2012 and December 31, 2011:

	December 31, 2012
Investment Type	Level 1	Level 2	Level 3	Total
Senior debt securities	$—	$435,852,236	$86,590,576	$522,442,812
Subordinated debt securities	—	163,579,848	6,208,491	169,788,339
Common stock	—	—	453,397	453,397
Preferred stock	4,983,883	—	—	4,983,883
Subtotal	4,983,883	599,432,084	93,252,464	697,668,431
Short term investments	13,202,168	—	—	13,202,168
Total	$18,186,051	$599,432,084	$93,252,464	$710,870,599

Derivative Type	Level 1	Level 2	Level 3	Total
Assets
Foreign currency forward contracts	$—	$8,640	$—	$8,640
Total return swaps	—	—	1,349,246	1,349,246
Liabilities
Foreign currency forward contracts	—	(155,568)	—	(155,568)
Total	$—	$(146,928)	$1,349,246	$1,202,318

	December 31, 2011
Investment Type	Level 1	Level 2	Level 3	Total
Senior debt securities	$—	$66,957,496	$4,651,937	$71,609,433
Subordinated debt securities	—	33,914,267	963,533	34,877,800
Preferred stock	102,524	—	—	102,524
Subtotal	102,524	100,871,763	5,615,470	106,589,757
Short term investments	7,714,752	—	—	7,714,752
Total	$7,817,276	$100,871,763	$5,615,470	$114,304,509

At December 31, 2012, the Company held 18 distinct investment positions that were classified as Level 3, representing an aggregate fair value of $93,252,464 and 13.1% of the total investment portfolio. The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of December 31, 2012 were as follows:

Asset Group	Fair Value (1)	Valuation Techniques (2)	Unobservable Inputs	Range (Weighted Average) (3)
	$18,681,009	Broker Quotes	Mid Price	94.25 - 102 (100.98)
		Broker Quotes	Mid Price	98 - 101.5 (98.55)
Senior Debt	67,909,567	Market Comparables	Yield	5.0 - 11.9% (8.91%)
			Discount Margin	437 - 1069 bps (808 bps)
			Illiquidity Discount	1.0 - 4.0% (2.29%)
		Broker Quotes	Bid Price	104.02 (NA)
		Market Comparables	Yield	12.0 - 13.0% (12.54%)
Subordinated Debt	6,208,491		Discount Margin	1071 - 1250 bps (1170 bps)
			EBITDA Multiple	9.6x (NA)
			Illiquidity Discount	2% (NA)
		Market Comparables	Forward EBITDA Multiple	9.8x (NA)
Common Stock			LTM EBITDA Multiple	12.9x (NA)
	453,397		Illiquidity Discount	15% (NA)
		Discounted Cash Flow	Weighted Average Cost of Capital	12.2% (NA)
Total	$93,252,464

(1)	The TRS was valued in accordance with the TRS Agreement as discussed below.
(2)
For the assets and investment that have more than one valuation technique, the Company may rely on the stated techniques individually or in the aggregate based on a weight ascribed to each valuation technique, ranging from 0 – 100%. Broker quotes obtained for valuation purposes are reviewed by the Company relative to other valuation techniques.

(3)	Weighted average amounts are based on the estimated fair values. If noted as NA, then the number of inputs is too few to compute the weighted average for the range.

The more significant unobservable inputs used in the fair value measurement of the Company’s senior and subordinated loan investments are quotes obtained from unaffiliated brokers. In the event that there are limited broker quotes, then the valuation process will further rely on the inputs from comparable investments and/or discounted cash flow analysis. Depending on the type of loan investment position held by the Company, the relative comparable value analysis may rely on any of (i) market yields, (ii) discount margin, (iii) illiquidity discount and (iv) leverage EBITDA multiples analysis to either confirm a single broker quote, or to generate a fair value in the absence of any broker quote. Other significant unobservable inputs used in the fair value measurement of the Company’s investments are also disclosed in the table above. Any significant increases or decreases in these unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

The TRS is also classified as Level 3 at December 31, 2012. The Company valued its TRS in accordance with the TRS agreements between Halifax Funding and BNS, which collectively established the TRS. Pursuant to the TRS agreements, the value of the TRS is based on (i) the increase or decrease in the value of the TRS reference assets relative to the notional amounts, together with (ii) accrued interest income and fee income, (iii) TRS swap financing costs on the TRS settled trade notional amount, and (iv) certain other expenses incurred under the TRS. The TRS reference assets are valued pursuant to the valuation algorithm specified the TRS Agreement, including reliance on indicative bid prices provided by independent third-party pricing services. Bid prices reflect the highest price that market participants may be willing to pay. On a quarterly basis, the Company’s management reviews, tests and compares (i) the indicative bid prices assigned to each TRS reference asset by BNS, based on the inputs provided to BNS by third-party pricing services with (ii) third-party service provider pricing inputs that are independently sourced by the Company’s management and/or its Advisors. To the extent the Company’s management has any questions or concerns regarding the valuation of the TRS reference assets, such valuations are discussed or challenged with BNS pursuant to the terms of the TRS agreements. Additionally, the Company’s management reviews the calculations of both collected and accrued interest, total return swap financing costs, and realized gains and losses that also determine the aggregate fair value of the TRS. For additional disclosures on the Company’s TRS, including quantitative disclosures of the current period conclusions of the fair value components, as reviewed and approved by the Company’s board of directors, refer to Note 4.

The following is a reconciliation for the year ended December 31, 2012 of investments for which Level 3 inputs were used in determining fair value:

	Senior Debt Securities	Subordinated Debt Securities	Common Stock	Total Return Swaps	Total
Fair Value Balance as of January 1, 2012	$4,651,937	$963,533	$—	$—	$5,615,470
Purchases	81,956,118	7,090,290	448,908	—	89,495,316
Net realized gain	605,740	11,961	—	—	617,701
Net change in unrealized appreciation (1)	1,111,508	249,561	4,489	1,349,246	2,714,804
Sales or repayments	(20,197,792)	(998,480)	—	—	(21,196,272)
Net discount accretion	119,934	(2,492)	—	—	117,442
Transfers out of Level 3	(6,808,399)	(1,105,882)	—	—	(7,914,281)
Transfers into Level 3	25,151,530	—	—	—	25,151,530
Fair Value Balance as of December 31, 2012	$86,590,576	$6,208,491	$453,397	$1,349,246	$94,601,710

Change in net unrealized appreciation (depreciation) in investments still held as of December 31, 2012 (1)	$1,361,674	$242,703	$4,489	$1,349,246	$2,958,112

(1) Amount is included in the related amount on investments in the consolidated statements of operations.

The following is a reconciliation for the period ended December 31, 2011 of investments for which Level 3 inputs were used in determining fair value:

	Senior Debt Securities	Subordinated Debt	Total
Fair Value Balance as of July 1, 2011	$—	$—	$—
Purchases	4,659,521	985,747	5,645,268
Net change in unrealized appreciation (1)	49,134	(22,590)	26,544
Sales or repayments	(59,343)	—	(59,343)
Net discount accretion	2,625	376	3,001
Fair Value Balance as of December 31, 2011	$4,651,937	$963,533	$5,615,470

Change in net unrealized appreciation (depreciation) in investments still held as of December 31, 2011 (1)	$49,134	$(22,590)	$26,544

(1) Amount is included in the related amount on investments in the consolidated statements of operations.

Eight securities were transferred into the Level 3 hierarchy and four were transferred out of the Level 3 hierarchy during the year ended December 31, 2012. These investments were transferred at fair value as of the beginning of the quarter in which they were transferred. The classification transfers between Level 2 and Level 3 were based on the observed changes in liquidity based on information supplied by a third party pricing source, whereby such liquidity information is routinely reviewed no less frequently than monthly. All realized and unrealized gains and losses are included in earnings (changes in net assets) and are reported as separate line items within the Company’s consolidated statements of operations.

The Company held no investments prior to July 1, 2011 and there were no transfers between Level 1, 2 or 3 relative to prior periods.

The carrying value of cash and foreign currency is classified as Level 1 with respect to the fair value hierarchy. The carrying value of the revolving credit facility approximates its fair value and it would be classified as Level 2 with respect to the fair value hierarchy.

6.	Agreements and Related Party Transactions

The Company entered into a managing dealer agreement with CNL Securities Corp., an affiliate of CNL. CNL Securities Corp. serves as the managing dealer of the Offering and in connection therewith receives selling commissions of up to 7% of gross offering proceeds, a marketing support fee of up to 3% of gross offering proceeds, and reimbursement of due diligence and certain other expenses incurred in connection with the Offering. All or any portion of these fees and expense reimbursements may be reallowed to participating brokers. The Company will pay a maximum sales load of 10% of gross offering proceeds for all combined selling commissions, marketing support fees and expense reimbursements.

The Company entered into an investment advisory agreement with CNL (together with one amendment, the “Investment Advisory Agreement”) for the overall management of the Company’s investment activities. The Company and CNL have entered into a sub-advisory agreement with KKR (the “Sub-Advisory Agreement”), under which KKR is responsible for the day-to-day management of the Company’s investment portfolio. CNL earns a base management fee equal to an annual rate of 2% of the Company’s average gross assets at the end of the two most recently completed months and it is computed and paid monthly. Gross assets include assets purchased with borrowed funds, unrealized depreciation or appreciation on total return swaps and cash collateral on deposit with custodian in connection with TRS, but exclude deferred offering expense. CNL also earns a performance-based incentive fee that is comprised of the following two parts: (i) a subordinated incentive fee on pre-incentive fee net investment income, and (ii) an incentive fee on capital gains. The subordinated incentive fee, paid quarterly if earned, is computed as the sum of (A) 100% of quarterly pre-incentive fee net investment income in excess of 1.75% of average adjusted capital up to a limit of 0.4375% of average adjusted capital, and (B) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital. The incentive fee on capital gains, paid annually if earned, is equal to 20% of realized capital gains on a cumulative basis from inception, net of (A) all realized capital losses and unrealized depreciation on a cumulative basis and (B) net of the aggregate amount of any previously paid incentive fee on capital gains. CNL compensates KKR for advisory services that it provides to the Company with 50% of the base management fees and performance-based incentive fees that CNL receives under the Investment Advisory Agreement.

In November 2012, the Company entered into the TRS for the purpose of gaining economic exposure to a portfolio of broadly syndicated corporate loans and bonds. For purposes of computing the performance-based incentive fee, the Company, in a manner consistent with GAAP, treats both a) the interest spread, which represents the difference between i) the interest and fees received on the TRS reference assets and ii) the interest paid to BNS on the settled notional value of the TRS, and b) the net realized gains or losses on the sale or maturity of TRS reference assets as realized gains or losses on derivative instruments. Therefore the net economic benefits, if any, associated with the TRS are included in the computation of the incentive fee on capital gains.

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 5% of gross proceeds in connection with the Offering as reimbursement for organization and offering expenses incurred by the Advisors on behalf of the Company. The Advisors waived the requirement for the Company to reimburse them for organization and offering expenses for the period from June 17, 2011 through January 31, 2012. The waiver of organization and offering expense reimbursement requirements did not reduce the overall amount of organization and offering expenses incurred by the Advisors that is eligible for reimbursement by the Company in future periods. Beginning February 1, 2012, the Company implemented a reimbursement rate of 0.75% of gross offering proceeds to initiate the reimbursement of organization and offering expenses incurred by the Advisors.

The Company entered into an administrative services agreement with CNL (the “Administrative Services Agreement”) whereby CNL performs, and oversees the performance of, various administrative services on behalf of the Company. Administrative services may include transfer agency oversight and supervisory services, shareholder communication services, general ledger accounting, maintaining required corporate and financial records, financial reporting for the Company and its subsidiaries, audit services, preparation of reports to the Company’s board of directors and lenders, calculating the Company’s net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating shareholder reports, overseeing the payment of the Company’s expenses and shareholder distributions, oversight of services providers and the performance of administrative and professional services rendered to the Company by others. CNL may also enter into agreements with its affiliates for the performance of select administrative services or the retention of personnel. The Company reimburses CNL and its affiliates for the professional services and expenses it incurs in performing its administrative obligations on behalf of the Company.

CNL, certain CNL affiliates, and KKR receive compensation and reimbursement of expenses in connection with (i) the performance and supervision of administrative services and (ii) the Offering. Related party fees, expenses and reimbursement of expenses incurred in the years ended December 31, 2012 and December 31, 2011 are summarized below:

Related Party	Source Agreement	Description	Year Ended December 31, 2012	Year Ended December 31, 2011
CNL Securities Corp.	Managing Dealer Agreement	Selling commissions and marketing support fees	$55,505,646	$6,727,230
CNL and KKR	Investment Advisory Agreement	Base management fees (investment advisory fees)	9,193,161	347,428
CNL and KKR	Investment Advisory Agreement	Performance-based incentive fees (1)	—	176,847
CNL and KKR	Investment Advisory Agreement	Organization and offering expenses reimbursement (2)	4,250,997	—
CNL	Administrative Services Agreement	Administrative and compliance services	752,985	159,884

(1)
During the year ended December 31, 2012, the Company recorded performance-based incentive fee expense of $1,981,350, comprised of (i) $1,981,350 expense provision for incentive fee on capital gains and (ii) no expense provision for subordinated incentive fee on income. The incentive fee on capital gains was accrued based on the hypothetical liquidation of the investment portfolio as of the end of each reporting period. The incentive fee on capital gains was not earned by the Advisors or payable to the Advisors as of December 31, 2012. As of December 31, 2011, the Company accrued performance-based incentive fee of $282,570, including subordinated incentive fee on income of $176,847 and incentive fee on capital gains of $105,723. The incentive fee on capital gains was not earned or payable to the Advisors as of December 31, 2011.

(2)
The Advisors received reimbursement payments for organization and offering expenses in the amount of $3,814,094 in the year ended December 31, 2012, including $896,218 for organization expenses and $2,917,876 for offering expenses. The Company recorded a reimbursement payable to the Advisors in the amount of $436,903 for offering expenses as of December 31, 2012 which is included in other accrued expenses and liabilities on the consolidated statements of assets and liabilities.

On June 7, 2011, the Company entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with CNL and KKR pursuant to which CNL and KKR jointly and severally agreed to pay to the Company all operating expenses (an “Expense Support Payment”) during the Expense Support Payment Period between June 17, 2011 to December 31, 2011. On December 16, 2011, the Company and the Advisors entered into an amendment to the Expense Support Agreement, effective January 1, 2012, that extended the terminal date of the Expense Support Payment Period to March 31, 2012 and reduced the Reimbursement Ratio from 100% to 65% of the Company’s Operating Expenses. The Amendment also redefined Operating Expenses as all operating costs and expenses paid or incurred by the Company, as determined under GAAP, including base advisory fees payable pursuant to the Investment Advisory Agreement, and excluding (i) performance-based incentive fees payable pursuant to the Investment Advisory Agreement, (ii) organization and offering expenses, and (iii) all interest costs related to borrowings for such period. On March 16, 2012, the Company and the Advisors entered into an amendment and restatement of the Expense Support Agreement, effective April 1, 2012, that extended the terminal date of the Expense Support Payment Period to June 30, 2012 and reduced the Reimbursement Ratio from 65% to 25% of the Company’s Operating Expenses. Expense support payments ceased on July 1, 2012.

Presented below is a summary of Expense Support Payments and the associated terminal eligibility dates for Reimbursement Payments for the years ending December 31, 2011 and December 31, 2012.

Year Ended	Expense Support Payments Received from Advisors	Expense Support Payments Reimbursed to Advisors(1)	Unreimbursed Support Payments	Eligible for Reimbursement through
December 31, 2011	$1,375,592	$—	$1,375,592	December 31, 2014
December 31, 2012	1,590,221	—	1,590,221	December 31, 2015
Total	$2,965,813	$—	$2,965,813

(1) As of December 31, 2012 the Company has accrued $1,829,749 for potential annual year-end reimbursement payment to Advisors.

During the term of the Expense Support Agreement, the Advisors are entitled to an annual year-end reimbursement payment by the Company for unreimbursed Expense Support Payments made under the Expense Support Agreement (a “Reimbursement Payment”), but such Reimbursement Payments may only be paid (i) within three years after the year in which such Expense Support Payments are attributable, (ii) to the extent that it would not cause the Company’s Other Operating Expenses (Operating Expenses excluding base and incentive advisory fees and organization/offering expenses) to exceed 1.91% of average net assets attributable to common shares as of the end of any such calendar year and (iii) after January 1, 2013 (the “Reimbursement Limit Percentage”). On December 31, 2012, the Company and the Advisors entered into an amendment to the Expense Support Agreement that reduced the Reimbursement Limit Percentage to 1.75%. The Company records the liability for the Reimbursement Payments based on a hypothetical liquidation of its investment portfolio at the end of each reporting period. Management believes that additional liabilities for Reimbursement Payments are not probable as of December 31, 2012.

Indemnification - The Investment Advisory Agreement and the Sub-Advisory Agreement provide certain indemnification to the Advisors, their directors, officers, persons associated with the Advisors, and their affiliates. The managing dealer agreement provides certain indemnification to the managing dealer and each participating broker and their respective officers, directors, partners, employees, associated persons, agents and control persons. As of December 31, 2012, management believes that the risk of incurring any losses for such indemnification is remote.

7.	Earnings Per Share

The following information sets forth the computation of basic and diluted net increase in net assets from operations per share (earnings per share).

Basic and Diluted Net Increase (Decrease) in Net Assets Per Share
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from June 9, 2010 (inception) to December 31, 2010
Net increase in net assets resulting from operations	$25,653,567	$1,381,778	$—
Weighted average shares outstanding	31,394,766	1,269,117	22,222
Basic/diluted net increase in net assets from operations per share (1)	$0.82	1.09	—

(1) Diluted and basic net increase in net assets from operations per share were equivalent in each period because there were no common stock equivalents outstanding in each period.

8.	Distributions

The Company’s board of directors declared distributions for 52 record dates in the year ended December 31, 2012. Declared distributions are paid monthly. The total of declared distributions and the sources of distribution payments for the year ended December 31, 2012 are presented in the table below.

Declared Distributions	Per Share	Amount	Allocation
For three months ended March 31, 2012 (13 record dates)	$0.19	$1,987,103
For three months ended June 30, 2012 (13 record dates)	0.19	4,107,381
For three months ended September 30, 2012 (13 record dates)	0.19	7,066,863
For three months ended December 31, 2012 (13 record dates)	0.19	10,160,507
Total Declared Distributions for the year ended December 31, 2012	$0.76	$23,321,854	100.0%
From Net Investment Income	$0.51	$15,697,751	67.3
From Realized Gains	0.10	3,040,382	13.0
From Other Sources (1)	0.15	4,583,721	19.7

(1) Includes adjustments made to GAAP net investment income to arrive at taxable income available for distributions, as more fully described in Note 13.

The Company’s board of directors declared distributions for 27 record dates in the year ended December 31, 2011. Declared distributions are paid monthly. The total of declared distributions and the sources of distribution payments for the year ended December 31, 2011 are presented in the table below.

Declared Distributions	Per Share	Amount	Allocation
For three months ended September 30, 2011 (14 record dates)	$0.19	$127,941
For three months ended December 31, 2011 (13 record dates)	0.18	727,729
Total Declared Distributions for the year ended December 31, 2011	$0.37	$855,670	100.0%
From Net Investment Income	$0.37	$853,163	99.7
From Realized Gains	<0.01	2,507	0.3

There were no distributions declared or paid during the period from June 9, 2010 (inception) to December 31, 2010 and the six months ended June 30, 2011.

On December 14, 2012, the Company’s board of directors declared a distribution of $0.015004 per share for 13 record dates beginning January 1, 2013 and ending on March 26, 2013.

9.	Share Transactions

On January 4, 2012, January 23, 2012, February 28, 2012 and September 17, 2012, the Company’s board of directors increased the public offering price per share of common stock under the Offering to $10.40, $10.65, $10.85 and 10.95, respectively, to ensure that the associated net offering price per share, exclusive of sales load ($9.360, $9.585, $9.765 and $9.855 respectively) equaled or exceeded the net asset value per share on each subsequent subscription closing date and distribution reinvestment date.

The following table summarizes the total shares issued and proceeds received in connection with the Company’s Offering for the years ended December 31, 2012 and 2011, and for shares sold in a private placement for the period from June 9, 2010 (inception) through December 31, 2010:

	Year Ended December 31, 2012		Year Ended December 31, 2011		Period from June 9, 2010 (inception) through December 31, 2010
	Shares	Amount	Shares	Amount	Shares	Amount
Gross Proceeds from Offering	54,520,455	$588,369,004	7,021,920	$70,897,954	22,222	$200,000
Commissions and Marketing Support Fees	—	(55,505,646)	—	(6,727,230)	—	—
Net Proceeds to Company	54,520,455	532,863,358	7,021,920	64,170,724	22,222	200,000
Reinvestment of Distributions	1,207,704	11,832,449	29,024	265,897	—	—
Net Proceeds from Offering	55,728,159	$544,695,807	7,050,944	$64,436,621	22,222	$200,000
Average Net Proceeds Per Share	$9.77		$9.14		$9.00

The Company intends to conduct quarterly tender offers pursuant to its share repurchase program. The Company currently intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the issuance of shares of its common stock under its distribution reinvestment plan. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. The Company will limit repurchases in each quarter to 2.5% of the weighted average number of shares of common stock outstanding in the prior four calendar quarters. The Company’s board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice.

The following table is a summary of the share repurchases completed during the year ended December 31, 2012:

Repurchase Date	Total Number of Tender Offer Shares	Total Number of Shares Purchased	No. of Shares Purchased/ Tender Offer Shares	Price Paid per Share	Total Consideration
August 15, 2012	236,604	47,481	20%	$9.64	$457,720
November 15, 2012	470,031	25,405	5%	$9.79	$248,716
Total	706,635	72,886	10%		$706,436

10.	Financial Highlights

The following per share data and financial ratios have been derived from information provided in the financial statements. The following is a schedule of financial highlights for one share of common stock during the periods shown:

OPERATING PERFORMANCE PER SHARE	Year ended December 31, 2012	June 17, 2011 (commencement of operations) through December 31, 2011
Net Asset Value, Beginning of Year/Period	$9.21	$9.00
Net Investment Income (Loss), Before Expense Support (1)(9)	0.51	(0.23)
Expense Support (1)(9)	(0.01)	0.60
Net Investment Income (1)	0.50	0.37
Net Realized and Unrealized Gain (Loss) (1)(2)	0.70	0.08
Net Increase Resulting from Investment Operations	1.20	0.45
Distributions from Net Investment Income (3)	(0.51)	(0.37)
Distributions from Realized Gains (3)	(0.10)	—
Distributions from Other Sources (3)	(0.15)	—
Net Decrease Resulting from Distributions to Common Shareholders	(0.76)	(0.37)
Capital share transactions –Issuance of common stock above net asset value (4)	0.10	0.13
Net Increase Resulting from Capital Share Transactions	0.10	0.13
Net Asset Value, End of Year/Period	$9.75	$9.21

INVESTMENT RETURNS
Total Investment Return-Net Price (5)	14.2%	6.52%
Total Investment Return-Net Asset Value (6)	14.3%	6.52%

RATIOS/SUPPLEMENTAL DATA (all amounts in thousands)
Net Assets, End of Year/Period	$611,484	$65,163
Average Net Assets (7)	$304,261	$20,926
Average Credit Facility Borrowings	$110,072	$4,080
Shares Outstanding, End of Year/Period	62,728	7,073
Weighted Average Shares Outstanding	31,395	2,309
Ratios to Average Net Assets: (7)
Total Expenses Before Operating Expense Support	6.46%	7.08%
Total Expenses After Operating Expense Support	6.54%	0.51%
Net Investment Income	5.16%	4.08%
Portfolio Turnover Rate	85%	1%
Asset Coverage Ratio (8)	3.59	3.57

(1)	The per share data was derived by using the weighted average shares outstanding during the year/period.
(2)
The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the entire period may not agree with the change in the aggregate net realized and unrealized gains and losses in portfolio securities for the period because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio securities.

(3)
The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(4)
The continuous issuance of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of net asset value per share on each subscription closing date. The per share data was derived by computing (i) the sum of (A) the number of shares issued in connection with subscriptions and/or distribution reinvestment on each share transaction date times (B) the differences between the net proceeds per share and the net asset value per share on each share transaction date, divided by (ii) the total shares outstanding at the end of the period.

(5)
Total investment return-net price is a measure of total return for shareholders who purchased the Company’s common stock at the beginning of the period, including dividends declared during the period. Total investment return-net price is based on (i) the purchase of one share at the public offering price, net of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the cash payment for distributions payable, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, then the terminal sales price per share is assumed to be equal to net asset value per share on the last day of the period. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.

(6)
Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including dividends declared during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, then terminal market value per share is assumed to be equal to net asset value per share on the last day of the period. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.

(7)	The computation of average net assets during the period is based on the daily value of net assets.
(8)
Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period. For purposes of the asset coverage ratio test applicable to the Company as a business development company, the Company regards the TRS total notional amount at the end of the period, less the total amount of cash collateral posted by Halifax Funding under the TRS, as a senior security for the life of the TRS. These data are presented in Note 4 of the consolidated financial statements.

(9)	Expense support is equal to the difference between (A) reimbursement of expense support and (B) expense support, as reported on the consolidated statements of operations.

11.	Revolving Credit Facility and Borrowings

On August 22, 2011, CCT Funding entered into a revolving credit facility agreement (including amendments, the “Credit Agreement”) with Deutsche Bank AG, New York Branch (“Deutsche Bank”). As of December 31, 2012, Deutsche Bank is the sole initial lender and serves as administrative agent under the Credit Agreement. The Credit Agreement initially provided for borrowings in an aggregate amount up to $75,000,000 on a committed basis (the “Tranche A Loans”). To partially exercise the accordion feature, CCT Funding entered into an amendment (the “First Amendment”) of its Credit Agreement on February 28, 2012, which provided for the extension of a second tranche of commitments permitting additional borrowings in an aggregate amount up to $100,000,000 (the “Tranche B Loans”). On August 20, 2012, CCT Funding entered into a second amendment (the “Second Amendment”) to its Credit Agreement, which provided for the extension of a third tranche of additional borrowings in an aggregate amount up to $65,000,000 (the “Tranche C Loans”), for total borrowings available under the facility of $240,000,000. Under the Credit Agreement, CCT Funding has made certain representations and warranties and it is required to comply with various covenants, reporting requirements and other customary requirements for credit agreements of this nature. As of December 31, 2012, management believes that the Company was in compliance with the covenants of the Credit Agreement. As of December 31, 2012, the Company has incurred deferred financing costs of $303,403 in connection with arranging and amending the Credit Agreement.

Revolving Credit Facility Summary for the year ended December 31, 2012
	Loan Tranche
	A	B	C	Total
Borrowing Commitment Amount (Tranche C Uncommitted)	$75,000,000	$100,000,000	$65,000,000	$240,000,000
Amount Borrowed as of January 1	25,340,000	—	—	25,340,000
Net Amount Borrowed	49,660,000	84,620,000	—	134,280,000
Amount Borrowed as of December 31	75,000,000	84,620,000	—	159,620,000
Unused Borrowing Commitment Balance as of December 31	$—	$15,380,000	$65,000,000	$80,380,000

Unused Commitment Fee	0.75%	0.75%	—%
Base Interest Rate (reset monthly)	one-month LIBOR	three-month LIBOR	three-month LIBOR
Spread	1.70%	2.35%	1.70%
Average Borrowings	$68,471,476	$39,199,508	$2,400,710	$110,071,694
Direct Interest Expense	1,349,380	1,083,412	49,465	2,482,257
Unused Commitment Fees				235,734
Amortization of Deferred Financing Costs				148,475
Total Interest Expense				$2,866,466
Weighted Average Interest Rate	1.97%	2.76%	2.06%	2.26%

Revolving Credit Facility Summary for the year ended December 31, 2011
Loan Tranche
A
Borrowing Commitment Amount	$75,000,000
Amount Borrowed as of January 1	—
Net Amount Borrowed	25,340,000
Amount Borrowed as of December 31	25,340,000
Unused Borrowing Commitment Balance as of December 31	$49,660,000

Unused Commitment Fee	0.75%
Base Interest Rate (reset monthly)	one-month LIBOR
Spread	1.70%
Average Borrowings	$15,320,755
Direct Interest Expense	44,412
Amortization of Deferred Financing Costs	41,532
Total Interest Expense	$85,944
Weighted Average Interest Rate	1.96%

12.	Guarantees and Commitments

In the normal course of business, the Company may enter into guarantees on behalf of portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. The Company has no such guarantees outstanding at December 31, 2012 and December 31, 2011. As of December 31, 2012, the Company was committed to fund $1,012,317 for two delayed draw term loans associated with two portfolio companies. The Company received a non-refundable fee of $30,488 in connection with one delayed draw term loan commitment.

13.	Federal Income Taxes

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. The book-to-tax basis differences, which could be material, are primarily due to differing treatments of income and gains on various investment securities held by the Company and expenses incurred by the Company. Permanent book and tax basis differences result in reclassifications to paid-in capital, undistributed net investment income and accumulated undistributed realized gain/(loss). Undistributed net investment income and accumulated undistributed net realized gain/(loss) may include temporary book and tax basis differences which will reverse in subsequent periods.

As of December 31, 2012 and 2011, the Company made the following reclassifications of permanent book and tax basis differences:

Capital Accounts	2012	2011
Paid in capital	$(1,208,915)	$(3,350)
Undistributed (distributions in excess of) net investment income	4,249,297	5,956
Accumulated capital gain	$(3,040,382)	$(2,606)

The following table reconciles net increase in net assets resulting from operations to taxable income available for distributions for the years ending December 31, 2012 and 2011:

	Years ended December 31,
	2012	2011
Net increase in net assets resulting from operations	$25,653,567	$1,381,778
Net change in unrealized appreciation on investments	(5,762,521)	(478,511)
Performance-based incentive fee on unrealized gains	1,981,350	105,723
Offering expense	1,208,772	—
Organization expenses	836,470	—
Other book-tax differences	39,097	(41,498)
Taxable income available for distributions	$23,956,735	$967,492

The tax character of shareholder distributions attributable to the fiscal year ended December 31, 2012 and December 31, 2011 were as follows:

	2012			2011
Paid Distributions attributable to:	Amount	Percentage		Amount	Percentage
Ordinary income	$22,984,443	98.6	% (1)	$855,670	100%
Realized long term capital gains	337,411	1.4%		—	—
Total	$23,321,854	100.0%		$855,670	100%
Percentage of taxable income available for distributions	97%			88%

(1) Including short term capital gains of 13.4%.

As of December 31, 2012 and 2011, the components of tax basis accumulated earnings were as follows:

	2012	2011
Undistributed ordinary income – net	$751,056	$111,679
Unrealized gains – net	4,159,853	417,779
Total accumulated earnings – net	$4,910,909	$529,458

14.	Selected quarterly financial data (unaudited)

	Quarter Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Total Investment Income	$14,475,985	$11,479,268	$6,249,846	$3,377,381
Total Investment Income per Common Share	0.27	0.30	0.28	0.31
Net Investment Income	6,545,151	4,297,655	3,713,829	1,135,161
Net Investment Income per Common Share	0.12	0.11	0.17	0.10
Net Realized and Unrealized Gain (Loss)	381,202	6,877,932	(1,638,130)	4,340,767
Net Realized and Unrealized Gain (Loss) per Common Share	0.01	0.18	(0.07)	0.40
Net Increase (Decrease) in Net Assets Resulting from Operations	6,926,353	11,175,587	2,075,699	5,475,928
Basic and Diluted Earnings (Loss) per Common Share	0.13	0.30	0.09	0.50
Net Asset Value per Common Share at End of Quarter	9.75	9.78	9.64	9.66

	Quarter Ended
	December 31, 2011	September 30, 2011	June 30, 2011
Total Investment Income	$884,236	$74,650	$—
Total Investment Income per Common Share	0.21	0.10	—
Net Investment Income	778,513	74,650	—
Net Investment Income per Common Share	0.18	0.10	—
Net Realized and Unrealized Gain (Loss)	812,353	(283,738)	—
Net Realized and Unrealized Gain (Loss) per Common Share	0.19	(0.39)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	1,590,866	(209,088)	—
Basic and Diluted Earnings (Loss) per Common Share	0.38	(0.28)	—
Net Asset Value per Common Share at End of Quarter	9.21	8.81	9.00

15.	Subsequent Events

On January 10, 2013, the Company filed its tender offer statement with the SEC on Schedule TO. The Company offered to repurchase up to 785,106 shares of common stock at a cash price of $9.73 per share.

On January 29, 2013, the Company’s board of directors increased the public offering price per share of common stock under the Offering to $11.05.

On February 11, 2013, CCT Funding entered into an amendment (the “Third Amendment”) to its Credit Agreement. The Third Amendment amends the Credit Agreement by providing for, among other things, the extension of a new tranche of commitments (the “Tranche D Loans”) permitting additional borrowings in an aggregate amount of up to $100,000,000. Maturity dates for the various tranche loans under the Third Amendment are between August 2013 and February 2015. As of March 12, 2013, the total amount borrowed under the revolving credit facility was $219,440,000.

On March 12, 2013, the Company’s board of directors declared a distribution of $0.015004 per share for 13 record dates beginning April 2, 2013 and ending on June 25, 2013.

A Business Development Company

For More Information:

Statement of Additional Information: Additional information about us is available in our Statement of Additional Information, dated  June ___ , 201 3 which has been incorporated by reference into, and is legally part of, this prospectus. The Statement of Additional Information and this prospectus are available without charge on our website at: www.corporatecapitaltrust.com   .

Contacting us: You can request free copies of this prospectus and the Statement of Additional Information and discuss your questions about us by contacting us at:

Corporate Capital Trust, Inc.
450 S. Orange Avenue
Orlando, FL 32801
866-650-0650

For questions about our investment management, please contact:

CNL Fund Advisors Company
450 S. Orange Avenue
Orlando, FL 32801
866-745-3797

Securities and Exchange Commission Information :   You can also review our filings, the prospectus and the Statement of Additional Information on the SEC’s website at http://www.sec.gov/edgar/searchedgar/companysearch.html or at the Public Reference Room of the SEC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. You can get copies of this information, for a fee, by e-mailing or writing to:

Public Reference Room
Securities and Exchange Commission
Washington, D.C. 20549-0102
E-mail address: publicinfo@sec.gov

SEC File No. 333-167730

Managing Dealer: CNL Securities Corp., member FINRA/SIPC

A Business Development Company

STATEMENT OF ADDITIONAL INFORMATION

June ___, 2013

This STATEMENT OF ADDITIONAL INFORMATION, or SAI, is NOT A PROSPECTUS and should only be read in conjunction with our prospectus, dated June ___, 2013, relating to this offering and any accompanying prospectus supplement. A copy of the prospectus and any accompanying prospectus supplement may be obtained, without charge, by calling us at 866-650-0650, or by visiting our website at    www.corporatecapitaltrust.com   .

Our prospectus and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, or the SEC. The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, or via the SEC’s website at    www.sec.gov   , at no charge.

Unless otherwise noted, the terms “we,” “us,” “our” and “Corporate Capital Trust” refer to Corporate Capital Trust, Inc. Terms not defined herein have the same meaning as given to them in the prospectus.

TABLE OF CONTENTS

	SAI Page	Location of Related Disclosure in the Prospectus

TABLE OF CONTENTS	SAI-1	101
INVESTMENT OBJECTIVE AND POLICIES	SAI-2	35, 37
MANAGEMENT	SAI-7	49
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	SAI-14	—
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	SAI-15	54, 81, 82
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-16	—
REGULATION	SAI-16	—

INVESTMENT OBJECTIVE AND POLICIES

General

Our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our portfolio. When evaluating an investment, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe that a flexible approach to investing allows us to take advantage of the opportunities throughout the capital structure that offer the most favorable risk/reward characteristics.

We will seek to invest primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We anticipate that a substantial portion of our portfolio will consist of senior and subordinated debt, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. Our portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments.

Investment sizes will vary as our capital base changes and will ultimately be at the discretion of our Advisors subject to oversight by our board of directors.

Additionally, we may seek to securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. This could include sales of interests in the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of loans.

Investment Objective

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by:

●	utilizing the strong investment expertise and sourcing networks of our Advisors and their respective affiliates;

●	being disciplined in selecting opportunities that offer favorable risk/reward characteristics and relative value;

●	investing primarily in the debt of privately owned, medium- and large-sized U.S. companies with a focus on originated transactions sourced through the networks of our Advisors;

●	focusing primarily on mature businesses which have long track records of stable cash flow and that have material equity investments from well-known owners;

●
seeking portfolio companies that we believe have strong, existing management teams with incentives that closely align their interests with the long-term performance of the business, such as through equity ownership; and

●	adhering to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring.

Characteristics of Investments

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

SAI-2

●
Enterprise Size. We seek to provide capital to medium- and large-sized companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the enterprise value of a company in which we may invest, we expect to focus on companies with enterprise values ranging from $100 million to $4 billion. We use the term “enterprise value” to refer to the acquisition value of an entire company based on the combined debt and equity value of such company.

●
Capital Structure . Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

●
Management Team. We seek to prioritize investing in companies with strong, existing management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

●
Stage of Business Life Cycle . We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans.

●
Industry Focus. While we will consider opportunities within all industries, we seek to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

●
Geography . As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we intend to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest.

Investment Types

We anticipate that our investment portfolio will be comprised primarily of investments in senior and subordinated debt of eligible portfolio companies, which we believe offer opportunities for superior risk-adjusted returns and income generation. Our debt investments may be secured in varying degrees of priority or may be unsecured. We may also invest in common or preferred equity of portfolio companies or hold instruments that convert into such securities.

Senior Debt

We may provide senior debt for some portfolio companies. We expect that the senior debt we invest in will generally have stated terms of three to ten years and may provide for limited principal payments in the first few years of the term. We will generally seek to obtain security interests in the assets of the portfolio company, which will serve as collateral in support of the repayment of our senior debt investments. This collateral is expected to take the form of senior priority liens on the assets of the portfolio company. Our senior debt investments may bear interest at fixed or floating rates. Floating rates are expected to be set at a margin or spread over the London Interbank Offer Rate, or LIBOR.

Subordinated Debt

We may provide subordinated debt financing to portfolio companies. We expect the subordinated debt we invest in will generally have stated terms of five to ten years and provide for interest-only payments in the early years, with amortization of principal deferred to the later years. We expect that most of this subordinated debt will either be unsecured or collateralized by a subordinated lien on some or all of the assets of the borrower. This subordinated debt may bear interest at fixed or floating rates. In either event, we expect to structure our subordinated debt investments with relatively high interest rates that provide us with significant current interest income. In some cases we may invest in subordinated debt that, as defined by its terms, converts into equity or additional debt securities or initially defers interest payments.

SAI-3

Our subordinated debt investments may include equity features, such as warrants or options to buy a significant common equity ownership interest in the portfolio company. If a portfolio company appreciates in value, we may achieve additional investment returns from any equity interests we hold. If we are a minority interest holder, we may structure the warrants to provide provisions protecting our rights as a minority-interest holder such as the right to sell the warrants back to the company upon the occurrence of specified events. We will also seek to obtain registration rights in connection with these equity interests that enhance transferability.

We expect to hold many of our subordinated debt investments until maturity or repayment, but we may sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of the issuer, or if there is an attractive opportunity to sell the investment in a secondary market transaction. Occasionally, we may sell some or all of our subordinated debt or equity interests in a portfolio company to a third-party, such as an existing investor in the portfolio company, through a privately negotiated transaction.

Equity

We may acquire equity, in the form of preferred or common equity, in connection with a buyout or recapitalization of a portfolio company or an investment in its debt. With respect to equity investments, we intend to target an investment return substantially higher than our investments in senior or subordinated debt. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

Preferred equity generally has a preference as to dividends, and upon the event of liquidation, a preference over an issuer’s common stock, but ranks junior to debt securities in an issuer’s capital structure. Preferred equity generally pays dividends in cash (or additional shares of preferred equity) at a defined rate, but unlike interest payments on debt securities, preferred equity dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred equity may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred equity, no dividends may be paid on the issuer’s common stock until all unpaid preferred equity dividends have been paid. Preferred equity may also be subject to optional or mandatory redemption provisions. Generally, common equity does not have any current income and its full value is realized, if at all, upon the sale of the business or following the portfolio company’s initial public offering.

Loans and Loan Participations and Assignments

We may also invest in loan participations and assignments. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In a typical corporate loan syndication, a number of lenders or co-lenders, usually banks, lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan. Interests that we acquire may take the form of an assignment, which creates a direct or co-lending relationship with the corporate borrower or a participation in the seller’s share of the loan which places us in privity with the lender, but not the borrower. However, when we act as co-lender in connection with an assignment, we would expect to have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest.

For purposes of certain investment limitations pertaining to diversification and concentration of our portfolio investments, the issuer of a loan participation will be the underlying borrower. However, in cases where we do not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between us and the borrower will be deemed issuers of a loan participation.

Temporary Investments

Pending investment in the debt of private companies, we intend to invest our cash primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment. We expect to maintain cash reserves from time to time for investment opportunities, working capital and distributions.

SAI-4

Securities Issued by Investment Companies

Our investments in securities issued by any registered investment company are restricted by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one registered investment company or invest more than 10% of the value of our total assets in the securities of more than one registered investment company. With regard to that portion of our portfolio invested in securities issued by registered investment companies, it should be noted that such investments might indirectly subject our shareholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies.

Other Terms

Our Advisors will seek to tailor the terms of each privately negotiated investment in a manner that attempts to protect our rights and manage risk appropriately while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We intend to limit the downside risk exposure of our investment portfolio by:

●	applying our investment strategy guidelines for portfolio investments;

●	requiring a total return on investments (including both interest and potential equity appreciation) that adequately compensates for credit risk;

●	diversifying our portfolio, size permitting, with an adequate number of companies, across different industries, with different types of collateral;

●	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

●	incorporating “put” rights and “call protection” into the investment structure where possible; and

●
negotiating covenants that may include affirmative and negative covenants, as well as default penalties, lien protection, change of control provisions and board rights that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Additionally, we may seek, but are not required, to impose significant prepayment penalties in order to reduce or eliminate prepayment risk. Such prepayment penalties may be in the form of fees or redemption premiums. We may also enter into interest rate or currency exchange rate hedging transactions at the sole discretion of our Advisors. Such transactions should enable us to selectively modify interest rate or currency exchange rate exposure as market conditions dictate.

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include requiring portfolio companies to maintain adequate insurance, accounting, and tax records, and to make frequent financial reporting available to the lender.

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain negative covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio, leverage ratio or net worth requirements.

General

It is not our policy to engage in transactions with the objective of seeking profits from short-term trading. Our annual portfolio turnover rate may vary greatly from year to year. Although we cannot accurately predict our annual portfolio turnover rate, it is not expected to exceed 30% under normal circumstances. However, we do not consider our portfolio turnover rate to be a limiting factor in the execution of investment decisions for us.

SAI-5

Compliance with any policy or limitation on us that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. This policy will not be violated if these limitations are exceeded because of changes in the market value of portfolio companies. Except as required by the 1940 Act, our articles of incorporation, or the Code, or as otherwise provided in the prospectus or this SAI, all of our investment policies may be changed by the board of directors without shareholder approval.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that will shape our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned, as well as investment diversification and source of income criteria that are imposed by the Code.

Co-Investments

Opportunities for co-investments may arise when our Advisors or their respective affiliates become aware of investment opportunities that may be appropriate for us and our affiliates’ other clients. As a business development company, we generally are not permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions, absent an exemptive order from the SEC.  On May 21, 2013, the SEC issued an order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions .  Subject to the conditions specified in the exemptive order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR.  To the extent that co-investments are outside the scope of the exemptive order, we will only participate in co-investments that are allowed under existing regulatory guidance, such as syndicated transactions where price is the only negotiated term, which could limit the types of investments that we may make.   See   “Risk Factors-Risks related to our Advisors and their respective affiliates” in the prospectus. We currently do not, nor do we currently intend to, invest in or hold securities of companies that are controlled by affiliates of our Advisors.

Pursuant to the exemptive relief from the SEC, investment opportunities that are presented to an affiliate’s other client may be referred to us and vice versa. For each such referral, our Advisors will independently analyze and evaluate whether the co-investment transaction is appropriate for us. In addition, in accordance with the exemptive relief from the SEC, co-investment transactions that are recommended and approved by KKR will generally be subject to the review and approval by CNL as well as a committee consisting of the three independent directors on our board of directors, which we refer to in this SAI as the independent director committee.   See    “Regulation.” For each type of co-investment transaction, we will apply a specific protocol, which will be approved by our independent director committee and be designed to ensure the fairness to us of the specific type of co-investment transaction. However, neither we nor any affiliates’ other client will be obligated to invest or co-invest when investment opportunities are referred to us or them.

SAI-6

MANAGEMENT

Board of Directors

Our board of directors consists of five members, three of whom are not “interested persons” as defined within the 1940 Act, which means that they are not affiliated with either us or our Advisors. Any director may resign at any time and may be removed only for cause, as defined in our articles of incorporation, and then only upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence, or other incapacity of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Information regarding our board of directors is set forth below. Unless otherwise noted, the address for each director is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, FL 32801.

Name and Age of Director	Position(s) Held with Company	Term of Office- Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Director During Past Five Years
Interested Directors
Thomas K. Sittema, 54	Director (Class 2) and Chairman of the Board	Appointed June 2010
Chief Executive Officer, CNL Financial Group, Inc. 1/2011-Present; Director, 6/2010-Present, and Investment Committee Member, 6/2011-Present, of CNL Fund Advisors Company; Chief Executive Officer, CNL Real Estate Group, Inc., 10/2009 - Present; Managing Director, Bank of America Merrill Lynch, 1994 -10/2009
Director and Vice Chairman, CNL Lifestyle Properties, Inc.; Director and Vice Chairman, CNL Healthcare Properties, Inc.; Director, World Serve Ministries, Dallas TX; Director, Crescent Resources, LLC

Erik A. Falk, 43	Director (Class 3)	Appointed December 2012	Co-Head of KKR & Co.’s Leveraged Credit Team, 9/2008-Present; member of Portfolio Management Committee of KKR, 2008-Present; Managing Director, Deutsche Bank Securities Inc., 3/2000-6/2008

SAI-7

Name and Age of Director	Position(s) Held with Company	Term of Office-Length of Time Served	Principal Occupation Past Five Years	Principal Occupation Past Five Years

Independent Directors
Frederick Arnold, 58	Director (Class 2)	Appointed January 2011	Executive Vice President and Chief Financial Officer, Capmark Financial Group, Inc., 9/2009-1/2011; Executive Vice President of Finance, Masonite Corporation, 2/2006- 9/2007	Director, Lehman Commercial Paper Inc.; Director, Lehman Brothers Holdings Inc.

James H. Kropp, 64	Director (Class 3)	Appointed January 2011
Chief Investment Officer, SLKW Investments LLC, successor to i3 Funds, LLC, 12/2008-Present; Manager, Microproperties LLC, 2011-Present; Interim Chief Financial Officer, TaxEase, LLC, 2/2009-2/2012; Senior Vice President of Investments, Gazit Group USA, Inc., 1/2006-12/2008.
Director, Chairman of the Compensation Committee, Member of the Nominating/Corporate Governance Committee, PS Business Parks, Inc., Glendale CA; Independent Trustee, Chairman of the Audit Committee, Member of the Governance Committee, and Member of the Independent Trustee Committee, The CNL Funds (a registered investment company); Trustee and Chairman of Audit Committee, American Homes 4 Rent

Kenneth C. Wright, 56	Director (Class 1)	Appointed January 2011	Partner, Baker & Hostetler LLP, 1990-Present	Director, Florida Opportunity Fund, Winter Park FL

Committee service by our Directors is as follows:

Name and Age of Director	Position(s) Held with Company	Term of Office-Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Director
Audit Committee, Nominating and Governance Committee, Independent Director Committee
Frederick Arnold, 58	Director (Class 2)	Appointed January 2011	Executive Vice President and Chief Financial Officer, Capmark Financial Group, Inc., 9/2009-1/2011; Executive Vice President of Finance, Masonite Corporation, 2/2006- 9/2007	Director, Lehman Commercial Paper Inc.; Director, Lehman Brothers Holdings Inc.

SAI-8

James H. Kropp, 64	Director (Class 3)	Appointed January 2011
Chief Investment Officer, SLKW Investments LLC, successor to i3 Funds, LLC, 12/2008-Present; Manager, Microproperties LLC, 2011-Present; Interim Chief Financial Officer, TaxEase, LLC, 2/2009-2/2012; Senior Vice President of Investments, Gazit Group USA, Inc., 1/2006-12/2008.

Director, Chairman of the Compensation Committee, Member of the Nominating/Corporate Governance Committee, PS Business Parks, Inc., Glendale CA; Independent Trustee, Chairman of the Audit Committee, Member of the Governance Committee, and Member of the Independent Trustee Committee, The CNL Funds (a registered investment company); Trustee and Chairman of Audit Committee, American Homes 4 Rent

Kenneth C. Wright, 56	Director (Class 1)	Appointed January 2011	Partner, Baker & Hostetler LLP, 1990-Present	Director, Florida Opportunity Fund, Winter Park FL

Directors’ beneficial interest in the Company is as follows:

Name of Director	Dollar Range of Equity Securities Owned in Company (1)
Interested Directors
Thomas K. Sittema	$50,001-$100,000
Erik A. Falk	none
Independent Directors
Frederick Arnold	none
James H. Kropp	none
Kenneth C. Wright	none

(1)	As of most recently completed calendar year, December 31, 2012.

Independent director ownership interest in our Advisors, Managing Dealer or a control person of these entities is as follows:

Name of Director	Name of Owner and Relationship to Director	Company	Title of Class	Value of Security	Percent of Class (1)
Frederick Arnold	Frederick Arnold (self)	None
James H. Kropp	James H. Kropp (self)	None
Kenneth C. Wright	Kenneth C. Wright (self)	None

(1)	As of most recently completed calendar year, December 31, 2012.

SAI-9

The Company will also reimburse each of the independent directors for reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors and board committees.   The table below sets forth the compensation received by each d irector from the Company for the fiscal year ended December   31, 2012 .

Name of Director	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total Compensation

Interested Directors:
Thomas K. Sittema	—	—	—	—	—	—	—
Erik A. Falk	—	—	—	—	—	—	—

Independent Directors:
Frederick Arnold	$50,000	—	—	—	—	—	$50,000
James H. Kropp	$60,000	—	—	—	—	—	$60,000
Kenneth C. Wright	$50,000	—	—	—	—	—	$50,000

SAI-10

Our Executive Officers

The following persons serve as our executive officers in the following capacities. Unless otherwise noted, the address for each executive officer is c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, FL 32801.

Name, Address and Age of Officer	Position (s) held with Company	Term of Office- Length of Time Served	Principal Occupation Past Five Years	Other Directorships held by Officer
Andrew A. Hyltin, 54	Chief Executive Officer	Appointed June 2010
President, CNL Private Equity Corp.
from 2005 - present and its Chief Investment Officer from 2004 - present; Chief Executive Officer from 2010 - present,  President from 2009 - 2012; and Investment Committee Member from 6/2011 of CNL Fund Advisors Company; President, The CNL Funds (mutual fund) from 4/2009 - 3/2010.
Chairman, Florida Opportunity Fund (non-profit); Board of Trustees of Orlando Museum of Arts (non-profit)

Steven D. Shackelford, 49	President	Appointed January 2013
President from 12/2012 - present and Investment Committee Member from 1/2013 - present of CNL Fund Advisors Company; Chief Financial Officer from 12/2008  - 3/2013, and Executive Vice President from 4/2013 - present of CNL Growth Properties, Inc.;  Chief Financial Officer from 3/2009 -3/2013, and Executive Vice President from 4/2013 - present of Global Income Trust, Inc.; Chief Financial Officer and Chief Operating Officer of CNL Management Corp. f/k/a CNL Real Estate Advisors Company from 3/2007-10/2009.

SAI-11

Paul S. Saint-Pierre, 59	Secretary, Treasurer & Chief Financial Officer Chief Compliance Officer	Appointed June 2010 Appointed, February 2013
Senior Vice President, CNL Financial Group Investment Management, LLC from 2011 - present; Senior Vice President and Chief Financial Officer, CNL Fund Advisors Company (registered investment adviser) from 1/2007 - present; Treasurer, The CNL Funds (mutual fund), from 1/2007 - 3/2010.

CNL

Additional public information about CNL, as disclosed on Form ADV Part 1, may be viewed on the internet at www.adviserinfo.sec.gov   under the name of CNL Fund Advisors Company.

KKR

Additional public information about KKR, as disclosed on Form ADV Part 1, may be viewed on the internet at www.adviserinfo.sec.gov   under the name of KKR Asset Management.

Conflicts of Interest

The Advisors and certain of their respective affiliates will experience conflicts of interest in connection with the management of our business affairs, including, but not limited to the following:

●
Mr. Wright, one of our Independent Directors, is also a director of the Florida Opportunity Fund, a non-profit organization for which Mr. Andrew Hyltin, our chief executive officer, also serves as chairman of the board. In addition, Mr. Hyltin is the Chief Executive Officer of our Adviser, CNL Fund Advisors Company. Both individuals have served on the board of the Florida Opportunity Fund since its inception in November 2007.

●
The respective directors, officers and other personnel of the Advisors allocate their time between advising us and managing other investment and business activities in which they may be involved. The Advisors intend to devote such time as shall be necessary to conduct our business affairs in an appropriate manner. However, our Advisors will continue to devote the resources necessary to managing their other investment and business activities.

●
We may compete with certain affiliates of each Advisor for investments, subjecting such Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf. Our Advisors intend to allocate such investment opportunities in a manner that they deem appropriate taking into account factors such as investment objectives, available capital, applicable concentration limits, minimum investment rights and other investment restrictions, portfolio diversification, the potential dilutive effect of a new investment on an existing investment, the overall risk profile of a portfolio and other considerations deemed relevant by our Advisors. The outcome of this determination may result in the allocation of all or none of an investment opportunity to us. In addition, subject to applicable law, affiliates of our Advisors may invest in one of our portfolio companies and hold a different class of securities than us. To the extent that an affiliate of our Advisors holds a different class of securities than us, our interests may not be aligned.

SAI-12

●
The compensation payable by us to our Advisors will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation is payable, in most cases, regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our shareholders.

●
KKR and its affiliates may provide a broad range of financial services to companies in which we invest, in compliance with applicable law, and will generally be paid fees for such services. In addition, affiliates of KKR may act as underwriter or placement agent in connection with an offering of securities by one of our portfolio companies. The Advisors have agreed that any compensation payable to KKR, CNL or any of their respective affiliates, that is attributable to our investment in any portfolio company and is in excess of any of the limitations in or exemptions granted from the 1940 Act, any interpretation thereof by the staff of the SEC, or the conditions set forth in the exemptive relief granted to the Advisors or us by the SEC, shall, to the extent of such excess, be delivered promptly to us. KKR and CNL may face conflicts of interest with respect to services performed for these companies, on the one hand, and investments recommended to us, on the other hand.

●
From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief we may receive from the SEC, if any, we and other clients for which our Advisors provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients, including in the case of financial distress of the investment entity.

●
Our Advisors and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships, or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Advisors. For example, our Advisors may invest, on behalf of an affiliated fund, in a company that is a competitor of one of our portfolio companies or that is a service provider, supplier, customer or other counterparty with respect to one of our portfolio companies. Our Advisors will provide advice and recommendations to any such companies without regard to our interests. In addition, our Advisors’ ability to effectively implement our investment strategies may be limited to the extent that contractual obligations relating to these permitted activities restrict our Advisors’ ability to engage in transactions that they may otherwise be interested in pursuing. Affiliates of KKR, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of KKR have no obligation to make their originated investment opportunities available to us.

●
Our Advisors and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though their investment objectives may be similar to ours.

●
To the extent not restricted by confidentiality requirements or applicable law, our Advisors may apply experience and information gained in providing services to our portfolio companies in providing services to competing companies invested in by our affiliates’ other clients.

●
As a business development company, we are limited in our ability to invest in any portfolio company in which an affiliates’ other client has an investment.  We are also limited in our ability to co-invest in a portfolio company with our Advisors or one or more of their respective affiliates. Some of these co-investments are only permitted pursuant to the exemptive order from the SEC.

●
The nature of our Advisors’ businesses and the participation by persons associated with the Advisors in creditors’ committees, steering committees, or boards of directors of portfolio companies, may result in our Advisors receiving material non-public information from time to time with respect to publicly held companies or otherwise becoming an “insider” with respect to such companies. The possession of “inside information” or “insider” status with respect to a portfolio company or potential portfolio company by our Advisors or their personnel may restrict our Advisors’ ability to deal in the securities of that issuer on our behalf.

●	Because our Managing Dealer is an affiliate of CNL, its due diligence review and investigation of us and this SAI cannot be considered to be an independent review.

SAI-13

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this SAI, information with respect to the beneficial ownership of our common stock by:

●	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

●	each of our directors and each executive officer; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this SAI. Ownership information for those persons who beneficially own 5% or more of the Shares is based upon information furnished by the Company’s transfer agent and other information provided by such persons, if available.

Name	Number	Percentage of current ownership(2)	Percentage assuming maximum amount is purchased(2)
Beneficial Owners of More Than 5%: (1) (2)	—	—	—

Directors and Executive Officers: (1)
Interested Directors:
Thomas K. Sittema	6,455	*	*
Erik A. Falk	—
Independent Directors:
Kenneth C. Wright	—
Frederick Arnold	—
James H. Kropp	—
Executive Officers:
Andrew A. Hyltin	11,621	*	*
Steven D. Shackelford	13,908	*	*
Paul S. Saint-Pierre	6,848	*	*

All directors and officers as a group (9 persons)	38,832	—	—

*	Less than one percent

(1)
The address of each beneficial owner is c/o CORPORATE CAPITAL TRUST, INC., 450 S. Orange Avenue, Orlando, Florida 32801. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)	Based on a total of 97,730,297.208 shares issued and outstanding as of Jun e 11, 2013.

SAI-14

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Investment Advisory Services

We have entered into an Investment Advisory Agreement with CNL pursuant to which CNL will provide investment advisory services to us. CNL, and us to a limited extent, have entered into a Sub-Advisory Agreement with KKR pursuant to which KKR will assist CNL and provide investment advisory services to us. We pay CNL a management fee under the Investment Advisory Agreement consisting of a management fee and an incentive fee. Under the Sub-Advisory Agreement, CNL pays KKR 50% of the fees that it receives under the Investment Advisory Agreement.    See   “Advisor Fees.” We also reimburse CNL and KKR for various expenses they incur in providing these services and performing their obligations under the agreements.

Administrative Services Agreement

We have entered into an Administrative Services Agreement with CNL whereby CNL will perform or oversee the performance of various administrative services that we require as well as personnel and facilities necessary for our business and these services. For providing these services, facilities and personnel, we will reimburse CNL for administrative expenses it incurs in performing its obligations. However, such reimbursement will be made at an amount equal to the lower of CNL’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. We will not reimburse CNL for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of CNL.

CNL, serving as Administrator, has entered into an agreement with CNL Capital Markets Corp., an affiliate, to (a) provide certain transfer agency oversight services, including amending an existing transfer agency agreement with a duly registered transfer agent to add us as a party to the transfer agency agreement, (b) respond to administrative calls from broker-dealers, financial advisors and investors, (c) provide shareholder communication services, and (d) perform other administrative services related to the purchase, ownership and transfer of our shares. The agreement between CNL and CNL Capital Markets Corp. is subject to annual review and renewal.

CNL, serving as Administrator, has entered into a sub-administration agreement with State Street Bank and Trust Company to provide certain fund administration services including treasury services, legal support services, and tax support services.

Offering and Organizational Costs

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 5% of gross proceeds in connection with the Offering as reimbursement for organization and offering expenses incurred by the Advisors on our behalf. The Advisors waived our requirement to reimburse them for organization and offering expenses for the period from June 17, 2011 through January 31, 2012. The waiver of the reimbursement requirements did not reduce the amount of organization and offering expenses incurred by the Advisors that are eligible for reimbursement in future periods. Beginning February   1, 2012, we implemented an expense reimbursement rate equal to 0.75% of gross offering proceeds to initiate the reimbursement of organization and offering expenses incurred by the Advisors.    As of December 31, 2012, the Advisors have been reimbursed in the amounts of $0.90   million for organization expenses and $2.92   million for offering expenses. As of December 31, 2012, the Advisors carried a balance of approximately $4.0 0 million for offering expenses incurred on our behalf , net of (i)   incremental offering expenses incurred by the Advisors on our behalf and (ii) our reimbursement payments to the Advisors and any payable balances for reimbursement of offering expenses. The Advisors received reimbursement payments for offering expenses in the amount of $0.9 million in the three months ended March 31, 2013. The Company recorded a reimbursement payable to the Advisors in the amount of $0.7 million for offering expenses as of March 31, 2013 which is included in other accrued expenses and liabilities on the condensed consolidated statements of assets and liabilities. The Advisors received reimbursement payments for organization expenses in the amount of $0.2 million in the three months ended March 31, 2012. The Company recorded a reimbursement payable to the Advisors in the amount of $0.3 million for offering expenses as of March 31, 2012.  As of March 31, 2013, the outstanding unreimbursed offering expenses amounted to $3.9 million.

On March 1, 2013 the reimbursement rate was increased to 1.0% of gross proceeds. We will continue to reimburse the Advisors for offering expenses in connection with gross proceeds raised under the Offering only to the extent that the reimbursement payments would not cause the total organization and offering expenses borne by us to exceed 5% of the aggregate gross proceeds from our Offering. The Advisors continue to be responsible for the payment of our offering expenses to the extent they exceed 5% of the aggregate gross proceeds from the Offering, without recourse against or reimbursement by us.

SAI-15

Officers

In connection with its services, CNL has also agreed to provide us with personnel to serve as our appointed executive officers. These individuals consist of our chief executive officer, chief financial officer, senior vice president, and chief compliance officer, all of whom are executives of CNL and its affiliates. We do not pay any compensation to any of our executive officers, with the exception of agreed-upon reimbursement payments to CNL pursuant to the Administrative Services Agreement for the professional services provided by our chief compliance officer and chief financial officer.

Initial Capital Contribution from Advisors

Pursuant to a private placement prior to the commencement of this Offering, CNL and KKR contributed an aggregate of $200,000.00 to purchase 22,222.22 shares of our common stock at $9.00 per share.

Managing Dealer Expenses

Our Managing Dealer is an affiliate of CNL. Our Managing Dealer will be entitled to receive selling commissions of up to 7% of the gross proceeds of shares sold in the offering and a marketing support fee of up to 3% of the gross offering proceeds of shares sold in the offering. Our Managing Dealer will engage unrelated, third-party participating broker-dealers in connection with the offering of shares and, in connection therewith, re-allow all or a portion of such fees to participating broker-dealers. In addition, although our Managing Dealer examines the information in the prospectus for accuracy and completeness, due to its affiliation with CNL, no independent review of us will be made in connection with the distribution of our shares in this offering.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Subject to policies established by our board of directors, KKR is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Advisors do not execute transactions through any particular broker or dealer, but seek to obtain the best net results for us, considering the full range of a broker or dealer’s services, including: (i) competitiveness of price (including the applicable brokerage commission or dealer spread), (ii) promptness of execution and past history in executing orders, (iii) clearance and settlement capabilities, (iv) research capabilities, (v) access to markets and distribution network, and (vi) trade error rate and ability or willingness to correct errors. While our Advisors will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Advisors may select a broker based partly upon brokerage, research, or other services provided by such broker to our Advisors. In return for such services, we may pay a higher commission than other brokers would charge if our Advisors determine in good faith that such commission is reasonable in relation to the services provided. In addition, KKR is affiliated with entities that act as broker-dealers that may from time to time be involved in the private placement of debt or equity securities issued by our portfolio companies or in arranging financing for our portfolio companies. The Advisors have agreed that any compensation payable to KKR, CNL or any of their respective affiliates, that is attributable to our investment in any portfolio company and is in excess of any of the limitations in or exemptions granted from the 1940 Act, any interpretation thereof by the staff of the SEC, or the conditions set forth in any exemptive relief granted to the Advisors or us by the SEC, shall, to the extent of such excess, be delivered promptly to us.

REGULATION

We have elected to be regulated as a business development company under the 1940 Act. A business development company is a special category of investment company under the 1940 Act that was added by Congress to facilitate the flow of capital to private companies and small public companies that do not have efficient or cost-effective access to public capital markets or other conventional forms of corporate financing. Business development companies make investments in private or thinly-traded public companies in the form of long-term debt and/or equity capital, with the goal of generating current income or capital growth.

Business development companies are closed-end funds that elect to be treated as business development companies under the 1940 Act. As such, business development companies are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. Business development companies are provided greater flexibility under the 1940 Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. Business development companies can be internally or externally managed and may qualify to elect to be taxed as RICs for federal tax purposes. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters, and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of a business development company’s directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

SAI-16

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (2) 50% of our voting securities.

We are generally unable to issue and sell our common stock at a price below net asset value per share. See “Risk Factors— Risks related to business development companies. Regulations governing our operation as a business development company and RIC will affect our ability to raise capital, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage” in the prospectus. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing shareholders, in payment of dividends, and in certain other limited circumstances.

As a business development company, we are generally not permitted to invest in any portfolio company in which our Advisors or any of their affiliates currently have an investment or to make any co-investments with our Advisors or any of their affiliates without an exemptive order from the SEC. We may, however, invest alongside our Advisors and their affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC Staff permitting us and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no Advisor, acting on our behalf or on behalf of other clients, negotiates any term other than price. We may also invest alongside our Advisors’ respective other clients as otherwise permissible under regulatory guidance, applicable regulations and our Advisors’ allocation policies. On May 21, 2013, the SEC issued an order granting us exemptive relief that expands our ability to co-invest with certain of our affiliates in privately negotiated transactions.  Subject to the conditions specified in the exemptive order, we are permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR.

Business Development Company Regulation: Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which we refer to in this SAI as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. As discussed in greater detail below, the 1940 Act defines qualifying assets as principally including certain investments by a business development company in eligible portfolio companies. An eligible portfolio company is defined under the 1940 Act as any issuer which:

●	is organized under the laws of, and has its principal place of business in, the United States;

●
is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

●	satisfies any of the following:

a.	does not have any class of securities that is traded on a national securities exchange;

b.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

c.
is controlled by a business development company, either alone or as part of a group acting together, and the business development company has an affiliated person who is a director of the eligible portfolio company; or

SAI-17

d.	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

As relevant to our proposed business, the principal categories of qualifying assets under the 1940 Act are the following:

●
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.

●	Securities of any eligible portfolio company that we control.

●
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

●
Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

●	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

●	Cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Business Development Company Regulation: Control and Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or make available to the issuer of the securities significant managerial assistance without the issuer having to request such assistance. Where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance includes any arrangement whereby the business development company, through its directors, officers, or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities, money market funds, or high-quality debt securities maturing in one year or less from the time of investment so that 70% of our total assets are qualifying assets. Typically, we intend to invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as we, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the diversification requirements in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. We expect that CNL will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

SAI-18

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage,    See   “Risk Factors — Risks related to business development companies —Regulations governing our operation as a business development company and RIC will affect our ability to raise capital, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage” in the prospectus.

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Persons subject to this code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.  Our code of ethics is included as an exhibit to our registration statement for this offering.  A copy of our code of ethics is also available on our website:    www.corporatecapitaltrust.com   .  You may also read and copy our code of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of our code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov   , or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549.

Compliance Policies and Procedures

We and our Advisors have each adopted and implemented written compliance policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering our compliance policies and procedures and each Advisor’s chief compliance officer is responsible for administering the compliance policies and procedures for such Advisor.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility for investments we own to KKR. KKR will vote proxies according to our proxy voting policies and procedures which are set forth below. These guidelines are reviewed periodically by the Advisors as well as our board of directors, and, accordingly, are subject to change.

As an investment adviser registered under the 1940 Act, KKR has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of KKR are intended to comply with Section 206 of, and Rule 206(4)-6 under, the 1940 Act.

Proxy Policies

KKR will vote proxies relating to our securities in a manner that it believes, in its discretion, to be in the best interest of our shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote taking into account relevant factors, including: (1) the impact on the value of the securities; (2) the anticipated costs and benefits associated with the proposal; (3) the effect on liquidity; and (4) customary industry and business practices. Although KKR will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

SAI-19

The proxy voting decisions of KKR are made by its portfolio managers and investment professionals under the supervision of KKR’s legal/compliance department. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) the recommended vote be approved by a member of KKR’s legal/compliance department prior to being submitted to the custodian; (b) associates involved in the decision making process or vote administration are prohibited from revealing how KKR intends to vote on a proposal in order to reduce any attempted influence from interested parties; and (c) where a material conflict of interest exists, the chief compliance officer designate an individual or group who can impartially help decide how to resolve such conflict.

Proxy Voting Records

You may obtain information, without charge, regarding how KKR voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o Corporate Capital Trust, Inc., 450 South Orange Ave., Orlando, Florida 32801.

Securities Exchange Act and Sarbanes-Oxley Act

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

●	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

●	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

●
pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm.

The Sarbanes-Oxley Act requires us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and its regulations. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance.

Other

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, under our articles of incorporation, we are prohibited from indemnifying our directors, officers, employees, controlling persons or agents against losses that result from their negligence or misconduct, and, in the case of our Independent Directors, their gross negligence or willful misconduct.

SAI-20

Part C: Other Information

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements are included in Part A of this Registration Statement:

Page
Financial Statements for the three months ended March 31, 2013 and 2012
Condensed Consolidated Statements of Assets and Liabilities (unaudited)	F-2
Condensed Consolidated Statements of Operations (unaudited)	F-3
Condensed Consolidated Statements of Changes in Net Assets (unaudited)	F-4
Condensed Consolidated Statements of Cash Flows (unaudited)	F-5
Condensed Consolidated Schedules of Investments (unaudited)	F-6
Notes to Condensed Consolidated Financial Statements (unaudited)	F-25

Financial Statements for the fiscal years ended December 31, 2012 and December 31, 2011 and for the period from June 9, 2010 (Inception) to December 31, 2010
Report of Independent Registered Public Accounting Firm	F-45
Consolidated Statements of Assets and Liabilities	F-46
Consolidated Statements of Operations	F-47
Consolidated Statements of Changes in Net Assets	F-48
Consolidated Statements of Cash Flows	F-49
Consolidated Schedule of Investments	F-50
Notes to Consolidated Financial Statements	F-65

(2)	Exhibits

(a)	Second Amended and Restated Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 8, 2012.
(b)
Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 2(b) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(d)	Form of Subscription Agreement *
(e)
Form of Distribution Reinvestment Plan (Incorporated by reference to Exhibit 2(e) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(g)(1)
Investment Advisory Agreement by and between the Registrant and CNL Fund Advisors Company (Incorporated by reference to Exhibit 2(g)(1) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(g)(2)
Sub-Advisory Agreement by and among the Registrant, CNL Fund Advisors Company and KKR Asset Management LLC    (Incorporated by reference to Exhibit 2(g)(2) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(g)(3)	Investment Management Agreement between the Registrant and CCT Funding LLC (Incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)
(g)(4)
Amendment No. 1 to Investment Advisory Agreement by and between the Registrant and CNL Fund Advisors Company    (Incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.)

(h)(1)
Form of Managing Dealer Agreement by and between the Registrant and CNL Securities Corp. (Incorporated by reference to Exhibit 2(h)(1) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(h)(2)
Form of Participating Broker Agreement (Incorporated by reference to Exhibit 2(h)(2) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(h)(3)
Selected Dealer Agreement among the Registrant, CNL Securities Corp., CNL Fund Advisors Company, CNL Financial Group, LLC, KKR Asset Management LLC and Ameriprise Financial Services, Inc.   (Incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(j)(1)
Custodian Agreement (Incorporated by reference to Exhibit 2(j) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(j)(2)
Custodial Agreement among the Registrant, CCT Funding LLC, Deutsche Bank AG, New York Branch and Deutsche Bank Trust Company Americas    (Incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(j)(3)
Custodian Agreement, dated as of November 15, 2012, by and among Corporate Capital Trust, Inc., Halifax Funding LLC, The Bank of Nova Scotia and The Bank of Nova Scotia Trust Company of New York.   (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 21, 2012.)

(k)(1)
Amended and Restated Escrow Agreement by and among the Registrant, UMB Bank N.A., and CNL Securities Corp . (Incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2011.)

(k)(2)
Administrative Services Agreement by and between the Registrant and CNL Fund Advisors Company (Incorporated by reference to Exhibit 2(k)(2) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(k)(3)
Form of Intellectual Property License Agreement by and between the Registrant and CNL Intellectual Properties, Inc. (Incorporated by reference to Exhibit 2(k)(3) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(k)(4)	Limited Liability Company Agreement of CCT Funding LLC (Incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)
(k)(5)
Credit Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch (Incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(6)
First Amendment to Credit Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch (Incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(7)
Second Amendment to Credit Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 24, 2012.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(8)
Third Amendment to Credit Agreement between CCT Funding LLC, the lenders referred to therein and Deutsche Bank AG, New York Branch.   (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 14, 2013.) (Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.)

(k)(9)	Asset Contribution Agreement between the Registrant and CCT Funding LLC (Incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)
(k)(10)	Security Agreement between CCT Funding LLC and Deutsche Bank AG, New York Branch (Incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2011.)
(k)(11)
Amended and Restated Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL Fund Advisors Company and KKR Asset Management LLC    (Incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.)

(k)(12)
Amendment to Amended and Restated Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL Fund Advisors Company and KKR Asset Management LLC.   (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 7, 2013.)

(k)(13)
ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of November 15, 2012, by and between Halifax Funding LLC and The Bank of Nova Scotia.   (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 21, 2012.)

(k)(14)
Confirmation Letter Agreement, dated as of November 15, 2012, by and between Halifax Funding LLC and The Bank of Nova Scotia.   (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 21, 2012.)

(l)
Opinion of Arnold & Porter LLP (Incorporated by reference to Exhibit 2(l) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(n)(1)
Consent of Arnold & Porter LLP (Incorporated by reference to Exhibit 2(l) filed with Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 29, 2011.)

(n)(2)	Consent of Deloitte & Touche LLP*
(n)(3)	Report of Independent Registered Public Accounting Firm on “Senior Securities” Table*
(r)(1)	Amended and Restated Code of Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2012.)
(r)(4)(i)
Power of Attorney of Certain Directors of the Registrant (Incorporated by reference to Exhibit 2(r)(4)(i) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(r)(4)(ii)
Power of Attorney of Mr. Frederick Arnold (Incorporated by reference to Exhibit 2(r)(4)(ii) filed with Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on February 18, 2011.)

(r)(4)(iii)
Power of Attorney of Mr. Erik A. Falk   (Incorporated by reference to Exhibit 2(r)(4)(iii) filed with Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-167730) filed on March 25, 2013.)

*  Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

The following is an estimate, subject to future contingencies, of the expenses relating to the issuance and distribution of the securities being registered hereby:

SEC registration fee	$106,950
FINRA filing fee	$75,500
Accounting fees and expenses	$164,464
Due diligence expense reimbursement	$1,449,960
Sales and advertising expenses	$5,028,123
Blue sky fees and expenses	$676,071
Legal fees and expenses	$3,198,648
Printing and engraving	$1,318,502
Miscellaneous fees and expenses	$2,322,949
Total	$14,341,167

Item 28.	Persons Controlled by or Under Common Control

We have the following wholly-owned subsidiaries, each of which was organized in the state of Delaware and is consolidated with us for financial reporting purposes:  CCT Funding LLC and Halifax Funding LLC.

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at March 12, 2013.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	22,000

Item 30.	Indemnification

Limitation on Liability

Our articles of incorporation limits the personal liability of our directors and officers to the corporation or its shareholders for monetary damages to the fullest extent permitted by Maryland law, subject to any limitation set forth under the federal securities laws. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from:

(a)	Actual receipt of an improper benefit or profit in money, property or services; or

(b)	Active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

In addition, we intend to obtain directors’ and officers’ liability insurance.

Indemnification

Under the Maryland General Corporation Law, a Maryland corporation is required (unless its charter provides otherwise) to indemnify a director or officer who has been successful in the defense of any proceeding to which the director or officer is made or threatened to be made a party by reason of the director’s or officer’s service in that capacity and may indemnify its directors, officers, and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service to the corporation or to another entity at the corporation’s request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification has been adjudged to be liable on the basis that personal benefit was improperly received or for an adverse judgment in a suit by or in the right of the corporation, unless in either case a court orders indemnification and then only for expenses. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification under the Maryland General Corporation Law, or (ii) if the articles of incorporation or bylaws, a resolution of the board of directors, or an agreement approved by the board of directors to which the corporation is a party expressly provides otherwise. In addition, Maryland law provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of (i) A written affirmation by the director or officer of the director’s or officer’s good faith belief that the standard of conduct necessary for indemnification by the corporation has been met and (ii) a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately be determined that such standard of conduct was not met.

Pursuant to our articles of incorporation, we are obligated to indemnify and hold harmless any present or former director or officer, and certain other individuals and entities, from and against any claim or liability to which such party seeking indemnification may become subject or which that party may incur by reason of that party’s status as a present or former director or officer or other role on our behalf, only if all of the following conditions are met:

(a)	the party seeking indemnification has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

(b)	the party seeking indemnification was acting on behalf of or performing services for us;

(c)
such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a director (other than an Independent Director), or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent director; and

(d)	such indemnification is recoverable only out of our net assets and not from that of a shareholder.

Furthermore, under our articles of incorporation, any director, officer, or any other individual or entity, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the indemnitee;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the indemnitee; or

(c)
a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Under our articles of incorporation, the advancement of our funds to an indemnitee for legal expenses and other costs incurred as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of us;

(b)	the indemnitee provides us with written affirmation of the indemnitee’s good faith belief that the indemnitee has met the standard of conduct necessary for indemnification by us;

(c)
the legal action is initiated by a third party who is not a shareholder, or the legal action is initiated by a shareholder and a court of competent jurisdiction specifically approves of such advancement; and

(d)
the indemnitee or its affiliates undertake to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

The Investment Advisory Agreement provides that each Advisor and its officers, directors, persons associated with each Advisor, shareholders (and owners of the shareholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of such Advisor’s duties or obligations under the Investment Advisory Agreement or the Sub-Advisory Agreement, as applicable, or otherwise as our investment adviser, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance, and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in such Advisor’s performance of such duties or obligations, or such Advisor’s reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our articles of incorporation, the 1940 Act, the laws of the State of Maryland and other applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the court of the issue.

Item 31.	Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation, or employment of a substantial nature in which CNL, and each director or executive officer of CNL, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management – Interested Directors” and “CNL Team” as well as set forth in the Statement of Additional Information in the sections entitled “Management – Board of Directors” and “– Our Executive Officers.” Additional information regarding CNL is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-39197).

A description of any other business, profession, vocation, or employment of a substantial nature in which KKR, and each director or executive officer of KKR, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management – Interested Directors” and “KKR Team” as well as set forth in the Statement of Additional Information in the sections entitled “Management – Board of Directors” and “– Our Executive Officers.” Additional information regarding KKR is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-69633).

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act, and the rules thereunder, are maintained at the offices of:

(a)	the registrant, Corporate Capital Trust, Inc., 450 S. Orange Avenue, Orlando, Florida 32801;

(b)	the Transfer Agent, DST Systems, Inc., 430 W. 7th Street, Ste. 219001, Kansas City, Missouri 64105;

(c)	the Custodian for the registrant, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

(d)	the Custodian for CCT Funding, Deutsche Bank Trust Company Americas, 1761 East St. Andrew Place, Santa Ana, CA 92705;

(e)	the Custodian for Halifax Funding, The Bank of Nova Scotia Trust Company of New York, One Liberty Plaza, New York, NY 10006;

(f)	the investment adviser, CNL Fund Advisors Company, 450 S. Orange Avenue, Orlando, Florida 32801;

(g)	the sub-adviser, KKR Asset Management, LLC, 555 California Street, San Francisco, California 94104;

(h)	the administrator, CNL Fund Advisors Company, 450 S. Orange Avenue, Orlando, Florida 32801;

(i)	a sub-administrator, CNL Capital Markets Corp., 450 S. Orange Avenue, Orlando, Florida 32801; and

(j)	a sub-administrator, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02021.

Item 33.	Management Services

Not Applicable

Item 34.	Undertakings

We hereby undertake:

(1)
to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than 10% from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

	(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial    bona fide   offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5)
that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d), or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than a prospectus filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)
that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

	(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)
the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

	(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No.  4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, and the State of Florida, on the 17th day of June 2013.

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to this Registration Statement has been signed by the following persons in the capacities set forth below on June 17, 2013. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title

*	Chief Executive Officer
Andrew A. Hyltin	(Principal Executive Officer)

/s/ Paul S. Saint-Pierre	.Chief Financial Officer
Paul S. Saint-Pierre	(Principal Financial and Accounting Officer)

*	Director
Thomas K. Sittema

*	Director
Erik A. Falk

*	Independent Director
Frederick Arnold

*	Independent Director
James H. Kropp

*	Independent Director
Kenneth C. Wright

*By:	/s/ Paul S. Saint-Pierre	Attorney in Fact
Name: Paul S. Saint-Pierre	(pursuant to powers of attorney filed as part of Post-Effective Amendment No. 2 to this Registration Statement on
March  25, 2013 and filed as part of Pre-Effective Amendment No.   2 to this Registration Statement on February   18, 2011)